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Follow-Up Materials

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REGISTRANT'S NAME Power Financial Corp.

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FILE NO. 82- 1716 FISCAL YEAR 12-31-04

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OICF/BY: dlw

DAT : 5/23/05

ANNUAL REPORT 2004

RECEIVED
2005 MAY 23 A 9:45

GREAT-WEST
LONDON LIFE
FREEDOM 55™
CANADA LIFE
GREAT-WEST LIFE & ANNUITY
GREAT-WEST HEALTHCARE℠
INVESTORS
MACKENZIE
PARGESA

ARIS
12-31-04



POWER FINANCIAL CORPORATION

The Theme

The theme of Power Financial Corporation's annual report for 2004 is the rich history and texture of the city of Montréal, the Corporation's home, as celebrated by prominent Canadian artists over a period of two centuries.

Table of Contents

FINANCIAL HIGHLIGHTS	1	IGM FINANCIAL	45
GROUP ORGANIZATION CHART	2	INVESTORS GROUP	48
PROFILE	3	MACKENZIE FINANCIAL CORPORATION	56
DIRECTORS' REPORT TO SHAREHOLDERS	6	PARGESA GROUP	64
GREAT-WEST LIFECO	15	MANAGEMENT'S DISCUSSION	
GREAT-WEST | LONDON LIFE |		AND ANALYSIS OF OPERATING RESULTS	75
CANADA LIFE	18	FINANCIAL STATEMENTS	152
CANADA LIFE EUROPE	30	FIVE-YEAR STATISTICAL SUMMARY	180
GREAT-WEST LIFE & ANNUITY		BOARD OF DIRECTORS AND OFFICERS	181
INSURANCE COMPANY	34	CORPORATE INFORMATION	182



EDWIN WHITEFIELD | Montreal from the Mount Royal | 1853-1854

This painting — one of the most accurate panoramic views of 19th-century Montréal in existence — was meant to be lithographed and sold by subscription to Montrealers. Whitefield, an extremely prolific painter, intended to compile a portfolio of panoramic views of all the most historically interesting cities in the United States and Canada. Born in Dorset, England, the artist arrived in America at the end of the 1830s. In the 1850s, he went on an extended tour, during which he painted most of the views that were later made into lithographs from his own drawings or paintings. Between 1854 and 1855, Toronto, Ottawa, Hamilton, London and Kingston were all immortalized in this way. It is thought that he produced a total of roughly 40 panoramic views.

In the mid-19th century, Montréal's cityscape was dominated by institutional buildings. The two towers of Notre-Dame Basilica — designed 20 years previously by the Protestant architect James O'Donnell — were completed in 1843. Their existence reinforced the Basilica's presence at a time when Protestant places of worship, such as the Anglican Christ Church Cathedral, with its steeple and clock rising up nearby, were increasing in number. Institutions of learning were also appearing on the scene. McGill College, built in 1839 by architect John Ostell in a primarily rural setting, is visible in the foreground, as well as Collège Sainte-Marie with its impressive dome, built by the Jesuit Félix Martin and inaugurated in 1850.

Power Financial Corporation

FINANCIAL HIGHLIGHTS

DECEMBER 31 [in millions of dollars, except per share amounts]	2004	2003
Total revenue	23,922	15,369
Net earnings	1,558	2,023
Operating earnings	1,553	1,261
Operating earnings per common share	2.11	1.72
Net earnings per common share	2.12	2.81
Dividends declared per common share	0.7300	0.6025
Total assets	104,179	105,436
Total assets and assets under administration	256,485	241,809
Shareholders' equity	8,984	8,137
Book value per common share	10.97	9.88
Common shares outstanding [in millions]	704.8	696.8

The Corporation uses operating earnings as a performance measure in analysing its financial performance. For a discussion of the Corporation's use of non-GAAP financial measures, please refer to Management's Discussion and Analysis of Operating Results in this Annual Report.

Group Organization Chart

PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST AS OF DECEMBER 31, 2004



Profile

POWER FINANCIAL CORPORATION HAS SIGNIFICANT INTERESTS IN THE FOLLOWING COMPANIES:

GREAT-WEST LIFECO INC.

holds a 100 per cent interest in The Great-West Life Assurance Company (Great-West) and in Great-West Life & Annuity Insurance Company. Great-West holds 100 per cent of London Insurance Group Inc., which in turn owns 100 per cent of London Life Insurance Company (London Life); Great-West also holds 100 per cent of Canada Life Financial Corporation, which holds 100 per cent of The Canada Life Assurance Company (Canada Life). Total assets and assets under administration of Great-West Lifeco and its operating subsidiaries are over $164 billion.

THE GREAT-WEST LIFE ASSURANCE COMPANY

is a leading insurer in Canada, offering a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Together with its subsidiaries, London Life and Canada Life, Great-West serves the financial security needs of more than 12 million Canadians.

LONDON LIFE INSURANCE COMPANY

offers financial security advice through its Freedom 55 Financial™ division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada, and operates internationally through its subsidiary London Reinsurance Group Inc., a supplier of reinsurance in the United States and Europe.

THE CANADA LIFE ASSURANCE COMPANY

provides insurance and wealth management products and services to clients and policyholders through its network of offices in Canada and Europe.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

operates in the United States, providing a full range of health care, life and disability insurance, annuities, and retirement savings plans and services.

Profile

CONTINUED

IGM FINANCIAL INC.

is one of Canada's premier personal financial services companies, and the country's largest manager and distributor of mutual funds and other managed asset products, with over $83 billion in assets under management. Its activities are carried out principally through Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie) and Investment Planning Counsel Inc. (Investment Planning Counsel).

INVESTORS GROUP INC.

is a national leader in delivering personalized financial solutions to close to one million Canadians, through a network of approximately 3,500 consultants located in 113 financial planning centres. The company has over $44.5 billion in mutual fund assets under management in 144 mutual funds covering a broad range of investment mandates. In addition to an exclusive family of mutual funds, managed asset and other investment vehicles, Investors Group offers a wide range of mortgage, insurance, brokerage and banking services.

MACKENZIE FINANCIAL CORPORATION

is a multi-faceted investment management and financial services corporation founded in 1967. Mackenzie's core business is the management of mutual funds on behalf of North American investors. The company manages and administers approximately $43.4 billion for more than one million investors through its family of mutual, segregated and pension funds. Mackenzie funds are sold through more than 30,000 independent financial advisers across Canada.

THE PARGESA GROUP

holds significant positions in four large companies based in Europe. These companies operate in strategic industries, including media and entertainment, energy, water, waste services, and specialty minerals.

The fifteen and ten-year figures shown on pages 5, 15 and 45, cover the period ending December 31, 2004. The figures showing annual returns and dividends paid by Pargesa cover the period January 1, 1991 to December 31, 2004. 1991 was the first full year of results for Pargesa following the creation of Power Financial's partnership with the Frère group.

Power Financial Corporation's (Power Financial) strategy is to own controlling interests in financial services companies with strong fundamentals: a low cost structure, competitive and strategically viable distribution channels, value-added products and a size that allows them to invest and develop profitably.

Power Financial has been an important participant in the consolidation of financial services in Canada. Its subsidiaries acquired London Life in 1997 for $2.95 billion, Mackenzie in 2001 for $4.1 billion and Canada Life in 2003 for $7.2 billion.

Power Financial has also sought to maintain a balance between Canadian and non-Canadian earnings, first through the American and European operations of Great-West Lifeco and second through its investment in Pargesa Holding S.A. (Pargesa), a European-based holding company.

Power Financial's goal is to provide superior long-term returns to shareholders.

fifteen years: 21.6% | ten years: 28.1%
annual compound total return to shareholders

$1.8 to $22.5 billion
fifteen-year growth in market capitalization

$2.8 billion
aggregate dividends paid to shareholders over fifteen years

Directors' Report to Shareholders



PAUL DESMARAIS, JR., O.C.
Chairman of the Board,
Power Financial Corporation



ROBERT GRATTON
President and
Chief Executive Officer,
Power Financial Corporation

Power Financial Corporation's operating earnings for the year ended December 31, 2004 were $1,553 million or $2.11 per share, compared with $1,261 million or $1.72 per share in 2003, an increase of 23.2 per cent on a per share basis.

Growth in operating earnings reflects a substantial increase in the contribution from subsidiaries and affiliate. The contribution from Great-West Lifeco to Power Financial's operating earnings in 2004 includes the contribution for the full year from additional shares of Great-West Lifeco which were acquired in 2003, primarily during the month of July.

Other income was $5 million or $0.01 per share in 2004, compared with $762 million or $1.09 per share in the preceding year. Other income in 2003 included a net dilution gain of $888 million, recorded in the third quarter, in connection with Great-West Lifeco's acquisition of Canada Life Financial Corporation in that year.

Net earnings, including other income, were $1,558 million or $2.12 per share in 2004, compared with $2,023 million or $2.81 per share in 2003.

DIVIDENDS

For the thirteenth consecutive year, Power Financial Corporation's common share dividend was increased, so that at the end of 2004, the quarterly dividend was 20.25 cents per share, compared with 16.25 cents at the end of 2003 and compared with 3.625 cents per share at the end of 1994 (adjusted for share splits). The dividends declared on common shares totalled $0.7300 per share in 2004, compared with $0.6025 in 2003, representing an increase of 21.2 per cent.



JOHN POAD DRAKE | Montreal from the Mountain | between 1823 and 1825

A native of England, this painter, draughtsman and architect is a descendant of Admiral Drake (credited with "discovering" America's West Coast). Between 1819 and 1830, he lived in North America: first in Charlottetown, then in Halifax and Montréal and perhaps also in Québec City. During that time, he made 30 sepia illustrations for a collection commissioned by Jacques Viger, the first mayor of Montréal, entitled *Ma saberdache*. The 44-volume project, begun in 1833, was intended to preserve images of the past along with current and historic scenes of Montréal life. This imposing work is now housed at Montréal's municipal library. This painting was for many years mistakenly attributed to James Duncan, a contemporary of Drake, who displayed a similar interest in panoramic views.

Montréal's population more than doubled between 1810 and the date of this picture. This rapid, early-19th century, growth ushered in a century of change in the cityscape. First, the city expanded to the east, along the river; then, to the west along the recently inaugurated Lachine Canal, thus preserving the rural character of the south side of the mountain. As its age of industrialisation dawned, Montréal still resembled a provincial town, dominated by Catholic — and an ever-growing number of Protestant — church towers. The wealthier merchants moved out of their downtown row houses and into the stately homes they had built for themselves on the terrace along Sherbrooke Street. Luckily, a few of these residences have survived the tides of change that have swept through the city.



Power Financial Corporation

OPERATING EARNINGS PER SHARE, BEFORE GOODWILL AMORTIZATION AND NON-RECURRING ITEMS
[IN DOLLARS]

Power Financial Corporation's principal subsidiaries and affiliate also increased their dividends in 2004. Great-West Lifeco's quarterly dividend was 18.125 cents per common share at the end of 2004, as against 14.625 cents at the end of 2003. The quarterly dividend paid on common shares of IGM Financial increased from 25.50 cents to 30.00 cents per share during the year. Also, in 2004, Pargesa increased its dividend per bearer share from SF86 to SF92.

GREAT-WEST LIFECO INC.

Great-West Lifeco reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $1,630 million for the twelve months ended December 31, 2004, compared with $1,215 million in 2003, an increase of 34 per cent. On a per share basis, reflecting the fourth quarter subdivision of Great-West Lifeco common shares, this represented $1.827 per common share for 2004, an increase of 22 per cent compared with the previous year. Net income attributable to common shareholders, for 2004, was $1,600 million, up from $1,195 million in 2003.

Great-West Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders. The company's return on common shareholders' equity, excluding restructuring costs, was 20.8 per cent for the twelve months ended December 31, 2004, among the highest for financial services companies in North America. Assets under administration at December 31, 2004 totalled $164.9 billion, up $5.7 billion from December 31, 2003 levels.



Power Financial Corporation

ANNUALIZED DIVIDEND AT YEAR-END
[IN DOLLARS PER SHARE]

The results for 2004 include a full year of results of the CLFC acquisition, which closed on July 10, 2003, while the twelve-month comparative figures for 2003 include the results of Canada Life from the date of acquisition.

Consolidated net earnings of the Canadian segment of Great-West Lifeco attributable to common shareholders increased 34 per cent to $646 million from $481 million at December 31, 2003. Total premiums and deposits for the year were $14.5 billion, an increase of $4.5 billion over 2003, while fee income for the year increased $153 million. In addition to the inclusion of Canada Life business for all of 2004, Great-West Lifeco's results reflect strong operating earnings for Great-West, London Life and Canada Life, including significant increases in segregated fund deposits and growth in assets. Total assets under administration at the year-end were $81.7 billion, up $5.4 billion from the previous year-end.

Consolidated net earnings of the European segment of Great-West Lifeco increased 141 per cent to $356 million from $148 million at December 31, 2003. Total premiums and deposits for the year were $9.2 billion, an increase of $3.4 billion over 2003. Fee income for 2004 was $400 million. Total assets under administration for the European segment at December 31, 2004 were $38.9 billion, up $3.1 billion from the 2003 level.

Consolidated net earnings of the United States segment increased seven per cent to $636 million from $593 million for 2003. Total sales for 2004 were US $2.4 billion, an increase of US $255 million over 2003, due to higher health care sales. Fee income for the period increased by US $75 million. Total assets under administration at US $36.9 billion at the year-end were relatively unchanged from December 31, 2003 levels.

IGM FINANCIAL INC.

IGM Financial reported net income attributable to common shareholders, excluding the items noted below, of $615.6 million for the year, compared with $533.5 million in 2003. Earnings per share on this basis were $2.31, compared with $2.01 in 2003, an increase of 14.9 per cent.

Net income in 2004 excludes a charge to earnings recorded in the fourth quarter of $28.8 million ($19.2 million after tax), which includes both compensation payments to certain unitholders of Investors Group and related costs resulting from settlement agreements with regulatory agencies (unitholder compensation). Net income in 2003 excludes:

- a dilution gain of $14.8 million recorded in the third quarter resulting from the reduction of IGM Financial's percentage ownership of Great-West Lifeco related to their acquisition of Canada Life;
- the reversal of $24.8 million ($15.6 million after tax) of restructuring costs related to the acquisition of Mackenzie recorded in the fourth quarter; and
- a non-cash income tax charge of $24.8 million recorded in the fourth quarter arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets.

Net income attributable to common shareholders, including the items noted above, was $596.4 million for the year, compared with $539.1 million in 2003. Earnings per share were $2.24, compared with $2.03 in 2003.

Gross revenues for the year were $2.119 billion, compared with $1.874 billion in the previous year. Operating expenses were $1.236 billion, compared with $1.030 billion in 2003.

Mutual fund assets at December 31, 2004, totalled $83.3 billion, compared with $74.7 billion at December 31, 2003.

Mutual fund sales for the year for IGM Financial's Investors Group unit were $4.7 billion, compared with $4.0 billion in the prior year, while mutual fund net sales for the year were $218 million, compared with net redemptions of $839 million in the prior year.

Investors Group's mutual fund assets at December 31, 2004 were $44.5 billion, compared with $40.9 billion at the end of 2003. The number of Investors Group consultants was 3,496 at December 31, 2004, compared with 3,223 a year earlier.

Investors Group's redemption rate at December 31, 2004, excluding money market funds, was 9.1 per cent, compared with 10.7 per cent a year ago. The redemption rate for all other members of the Investment Funds Institute of Canada at December 31, 2004 was 15.3 per cent.

Mackenzie led the industry in 2004 in sales of mutual funds through the financial advisory channel. Mutual fund sales for the year were $6.8 billion, compared with $5.3 billion in the prior year. Mutual fund net sales for the period were $795 million, compared with net redemptions of $69 million in the prior year.



CORNELIUS KRIEGHOFF | Place d'Armes, Montreal | 1848

During the years he lived in Montréal, Krieghoff struggled to make a living from his art. He opted to publish a series of four lithographs based on his works to make them more widely accessible at a lower cost. The sumptuous elegance of the newly inaugurated Bank of Montreal's neo-classical façade, and the graceful sleighs with their slender runners, bear witness to Montréal's position as the largest British city in North America in the mid-19th century. This lithograph bore the following inscription in its margin: *Published under the patronage of the Right Hon. the Lord Elgin & Kincardine Governor General of British North America.* It would probably have been sold in Great St. James Street, in black and white or perhaps hand-tinted.

The second-largest public square in Montréal, Place d'Armes (then known as Place de la Fabrique) was created by the Sulpicians in 1693. After the fire of 1721, it was used for military exercises and thus acquired its present-day name. In the 19th century, when its function as a marketplace had been taken over by what is now Victoria Square, Place d'Armes grew in size as Notre-Dame Basilica, on the south side of Notre-Dame Street, was being rebuilt. The city acquired the square in 1836. The "new" Bank of Montreal building, inaugurated in 1847, is of a remarkable neo-classical design by the architect John Wells. Its expansion at the beginning of the 20th century was overseen by New York architects McKim Mead & White. The square soon developed into a vibrant focal point and, later, into a terminus for tram lines and a centre for large-scale public events.

Mackenzie's mutual fund assets at December 31, 2004 were $37.3 billion, compared with $33.8 billion at December 31, 2003.

Mackenzie's redemption rate at December 31, 2004, excluding money market and managed yield funds, was 13.8 per cent, compared with 13.0 per cent a year ago.

PARGESA HOLDING S.A.

Power Financial holds, together with the Frère group, a 54.3 per cent equity interest in Pargesa. In 2004, Power Financial's share of net operating earnings of its European affiliate was $126 million, as compared with $88 million in 2003. Both Bertelsmann AG (Bertelsmann) and Imerys S.A. (Imerys) achieved improved operating earnings due to a more favourable economic environment, and in the case of Imerys, a cost-reduction program undertaken previously. Total S.A. (Total), which is accounted for at cost, increased its dividend during the year and, in addition, for the first time, paid an interim dividend.

The group companies' financial results and operations are discussed at greater length in the section of this report entitled *Management's Discussion and Analysis of Operating Results* and in the pages dedicated to each of the major operating companies.

GROUP DEVELOPMENTS

TWO-FOR-ONE SHARE SPLIT

Following approval by the shareholders at a meeting on July 13, 2004, the common shares of the Corporation were split on a two-for-one basis, effective July 23, 2004. The common shares have been split on a two-for-one basis four times since 1984. Previous splits occurred in 1986, 1997 and 1998.

INVESTORS GROUP NAME CHANGE TO IGM FINANCIAL

On April 30, 2004, shareholders of Investors Group Inc. approved a change in the name of the company to IGM Financial Inc. at the company's annual shareholders meeting.

This change affects only the name of the publicly traded company, and does not affect the name of the Investors Group financial planning and mutual fund organization. Both Investors Group and its sister company Mackenzie continue to operate their businesses under their names and through their brands, which are well established and respected in the marketplace.

The new name was chosen to reflect the evolution of the publicly traded company, and to more accurately represent the structure of the organization today, with its activities conducted through more than one business unit. The new name will also serve to distinguish the public corporation from its operating business units.



JAMES DUNCAN | Burning of Hayes House, Dalhousie Square, Montréal | 1852

Almost as soon as he arrived from Ireland in 1827, the 21-year-old Duncan was named Montréal's official painter by Mayor Jacques Viger. From 1832 to 1843, he portrayed the many faces of his adopted city, as well as numerous historical scenes (such as the one reproduced here) with consummate skill. He also contributed to an illustrated work on Montréal commissioned by Viger. For over 50 years, he bore artistic witness to the city's booming economic development. The detail, evident in his extensive body of work, chronicles the many changes that occurred between 1827 and 1881. Few painters showed such dedication to the task of preserving a rapidly changing cityscape for posterity.

When Montréal's fortifications were demolished at the beginning of the 19th century, the resulting space was turned into public gardens and walking paths. Named after Governor General George Ramsay, Earl of Dalhousie, Dalhousie Square was situated at the eastern extension of Saint-Paul and Notre-Dame Streets, in the Faubourg Québec. In 1852, a great fire destroyed 1,200 buildings in the immediate area and the square was never rebuilt. Subsequently, Saint-Louis Hill was completely excavated so track for the new railway could be laid down, and the square disappeared. It was not until 2004 that it was resurrected by the city.

OUTLOOK

Your Directors take pleasure in reporting that, once again, the companies in the Power Financial group have provided their shareholders with superior financial results.

The Power Financial group has played a leading role in the consolidation which has been underway for several years in Canada's financial services sector. CLFC was acquired by Great-West Lifeco in 2003. Mackenzie was acquired by IGM Financial in 2001, while London Insurance Group was acquired in 1997 by Great-West. As a result, IGM Financial is the largest in its field by a wide margin, and Great-West Lifeco is the sixth largest North American life insurance company by market capitalization.

Great-West, London Life, Canada Life, Investors Group and Mackenzie comprise one of the leading networks for the delivery of financial products and services in Canada. Great-West is a leading life and health insurer and, together with its subsidiaries, London Life and Canada Life, serves the financial security needs of more than 12 million Canadians. Investors Group and Mackenzie together comprise Canada's largest manager and distributor of mutual funds with over two million clients. In the United States, Great-West Life & Annuity is focused on providing a broad range of health coverage, insurance, and retirement saving products and services to selected markets. And in Europe, the Pargesa group includes interests in four prominent operating companies with well-established franchises and prospects for continued growth.

We are encouraged by the record results in 2004, and believe that the Power Financial group has a solid foundation for growth.

The Directors of Power Financial wish to express once again their appreciation to the officers, employees and representatives of the companies in the Power Financial group for their contribution to the group's success during the past year. We thank in particular the clients of our financial services companies for the confidence they have placed in our group. And we thank our shareholders for their continued support.

On behalf of the Board,



Paul Desmarais, Jr., O.C.
Chairman of the Board
March 22, 2005



Robert Gratton
President and Chief Executive Officer

Great-West Lifeco owns Great-West, London Life and Canada Life, which together constitute one of Canada's leading insurance organizations.

In the United States, Great-West Life & Annuity is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees.

In Europe, Canada Life has substantial life insurance operations and is a market leader in the United Kingdom group life and health business.

Great-West Lifeco's goal is to provide superior long-term returns to shareholders.

fifteen years: 22.2% | ten years: 28.6%
annual compound total return to shareholders

$1.3 to $23.8 billion
fifteen-year growth in market capitalization

$2.8 billion
aggregate dividends paid to shareholders over fifteen years

Great-West Lifeco Inc.

Great-West Lifeco holds interests in life and health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States and Europe.

The company has operations in Canada and Europe, through Great-West, London Life, Canada Life and in the United States through Great-West Life & Annuity Insurance Company (GWL&A). Great-West Lifeco holds a 100 per cent interest in Great-West and GWL&A. Great-West indirectly holds 100 per cent of London Life and Canada Life.

YEAR OF GROWTH

The successful integration of Canada Life's North American and international operations, combined with strong organic growth within its operating companies, led to a banner year in 2004 for Great-West Lifeco.

Earnings attributable to common shareholders, excluding restructuring costs related to the acquisition of Canada Life, exceeded $1.6 billion in 2004, an increase of 34 per cent over 2003. On a per common share basis, earnings increased 22 per cent over 2003, to $1.827 per share, excluding restructuring costs.

Earnings growth was solid across the breadth of Great-West Lifeco's operations, particularly in Canada and Europe, where earnings growth was enhanced by the contribution from Canada Life. In the United States, positive trends were reported in certain key metrics in all business units this year.

Total assets under administration grew to $164.9 billion, generated by growth in segregated fund assets. Premiums and deposits were up by 21 per cent compared with 2003, a result of both the Canada Life acquisition and continuing growth in Great-West Lifeco's operating subsidiaries — Great-West in Canada and Europe, and GWL&A in the United States.

Integration of Canada Life's North American and European operations has proceeded as expected. In the United States business, integration is complete and the company anticipates completing integration within its Canadian and European operations on schedule in 2005. Great-West Lifeco's subsidiaries had exceeded their synergy targets by year-end, and the company expects to continue to realize synergies into 2005 and beyond.

In 2004, Great-West Lifeco's subsidiaries continued to sharpen their focus on core businesses in light of the new opportunities presented to them as a result of the Canada Life acquisition. The company completed a strategic review of its new European operations, and sold the U.S. group life and health business acquired from Canada Life. As well, it completed the sale of certain smaller international operations, including the Bahamas and Cayman Islands branches, and the group insurance business in Bermuda. The company also reached agreements to sell its operation in Brazil, and the balance of its Bermuda business.

CREATING VALUE

Great-West Lifeco has an excellent long-term track record of creating shareholder value. For many years now, the company has had one of the leading returns on equity in the financial industry. The company's return on equity (ROE), at 20.8 per cent before restructuring costs, continues to rank among the highest returns for financial services companies in North America. The market value of Great-West Lifeco's common shares has appreciated at a compound annual growth rate of more than 28 per cent over the past 10 years, during which time the company has split the stock on a two-for-one basis three times. As well, Great-West Lifeco paid dividends of $0.685 per common share in 2004, an increase of 22 per cent over 2003, and more than 20 per cent per year over the past ten years.

LOOKING AHEAD

The acquisition of Canada Life in 2003 was a strategic transaction for Great-West Lifeco. It positions the company very well in the now consolidated Canadian financial services sector, serves as an important vehicle for enhanced earnings in the United States, and provides a strong platform for growth in Europe.

The Canadian financial services sector has undergone a significant level of consolidation in the past few years, with the emergence of several strong, competitive Canadian-controlled companies that are now evolving as exporters with a major international presence.

As one of the organizations that has benefited from consolidation, Great-West Lifeco and its companies will continue to focus on initiatives to enhance organic business growth and look for opportunities to grow through acquisition. Management sees the strongest prospects for external growth in the United States and Europe, where consolidation of the financial services sector is not as advanced as in Canada.

While Power Financial has been active in Europe for many years, this market now represents new opportunities for Great-West Lifeco. In particular, management sees strong prospects in the niche markets in Germany and the United Kingdom in which Lifeco is positioned. Canada Life's operations provide the scale and market share, and Great-West's extensive experience in North American group insurance and wealth management markets provides expertise to support long-term growth.

In the United States, Great-West Lifeco continues to look for opportunities to further grow its health care and financial services businesses. It has built on the acquisitions of the pension record-keeping business of Federated Insurance, and EMJAY Corporation, both in late 2003, enhancing the scope of its retirement business. In the health care business, GWL&A continues to respond to the changing marketplace in the United States. The company has introduced flexible, consumer-driven products and programs that will benefit plan members and deliver savings to employers. Management is encouraged by the membership growth experienced in 2004 and will look to build on that trend in 2005.

Great-West Lifeco's focus in Canada continues to be on leveraging its multi-channel distribution model. The acquisition of Canada Life gave Great-West access to new complementary distribution channels. Expanding and diversifying its distribution channels remains a key growth strategy for the company's operations in Canada.

GREAT-WEST | LONDON LIFE | CANADA LIFE

CANADA

Great-West, together with London Life and Canada Life, is one of Canada's leading life and health insurers. The companies offer financial security advice and planning, as well as a broad portfolio of products and services to individuals, businesses and organizations, representing in total more than 12 million Canadians.

Products and services are distributed through Great-West's network of advisers, brokers and intercorporate representatives as well as 2,500 Investors Group consultants and 2,300 independent brokers and benefit consultants. London Life products are offered exclusively by London Life's 2,900 member Freedom 55 Financial™ channel.

Canada Life's own branded products are distributed through 7,000 independent advisers associated with 67 managing general agents and 2,300 independent advisers associated with 17 national accounts.

Over **$81 billion**
in assets under administration

Serves the financial security needs of more than
12 million Canadians

3.3 million
individual policyholders

Great-West | London Life | Canada Life

CANADA



RAYMOND L. McFEETORS
President and Chief Executive Officer

Great-West is one of Canada's leading life and health insurers. Great-West and its subsidiaries market a full range of financial security products under the Great-West, Canada Life and London Life brands. The company markets its products through an extensive network of financial security advisers and brokers, including the highly recognized Freedom 55 Financial division of London Life.

In 2004, Great-West recorded a year of strong growth, despite an intense focus on integrating the operations of Canada Life in Canada and Europe.

For the first time, total net income exceeded $1 billion, reflecting overall growth across the company's lines of business as well as the addition of Canada Life's business. Net income for participating policyholders before policyholder dividends was $915 million. During the year, Great-West and its subsidiaries, London Life and Canada Life, paid $808 million in policyholder dividends, compared with $666 million in 2003, including Canada Life from the July 10, 2003 acquisition date. Net income in the participating accounts after dividends was $107 million, an increase of 10 per cent over 2003.

Including Canada Life business, total premiums and deposits increased by 47 per cent to $23.7 billion in 2004. Total fee income topped $1 billion, while total assets under administration increased seven per cent to over $123 billion. The growth in assets included strong growth in segregated funds, which increased 16 per cent during the year.

Integration activities in all lines of business have proceeded as expected, and the company anticipates completing integration of its Canadian and European operations on schedule in 2005. By year-end, the company had exceeded synergy targets, and expects to continue to realize synergies into 2005 and beyond.

Great-West continued to replenish its capital position following the Canada Life acquisition. At the end of 2004, Great-West's Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio was 199 per cent compared with 190 per cent at the end of 2003, continuing to exceed regulatory requirements. Canada Life's MCCSR was 218 per cent and London Life's MCCSR was 235 per cent.

MIXING TRADITION WITH INNOVATION

Great-West's ability to generate solid organic growth during a year dominated by integration activities is an indication of the quality of the company's management, underlying businesses and distribution channels, and its ability to control expenses.

An important factor behind the growth in ongoing operations is the diversification of the company's business base, which is a tremendous strength to the company and its distribution channels. Traditional insurance products continue to be an important part of the company's product offerings, however fee-based products and services form a growing part of its business. These include long-term savings products such as segregated funds, and plans where the company provides administrative services on group insurance plans for larger employers. In 2004, over 47 per cent of Great-West's premiums and deposits were derived from fee-based products and services.

A measure of the underlying quality of the company's business is the trust clients place in its products and services, as demonstrated by the persistency of their business. The powerful distribution channels of Great-West, Canada Life and London Life's Freedom 55 Financial division play a significant role in the very strong persistency of their business, by providing knowledgeable, professional advice and service to clients. This expertise and relationship with clients is key to the level of client confidence in the companies' products and services.

The companies continued this successful formula in 2004, launching several important product and service initiatives that are helping to spur sales and ongoing growth in the Canadian market.

PLAN MEMBERS AND SPONSORS

The Canadian group insurance marketplace is highly competitive, and a strong market share position is essential to compete successfully in this market. Great-West's position as the leading provider of employee benefit plans in Canada gives the company the scale to offer clients benefit solutions that combine quality service with cost-effective plan management.

Great-West's strategy for integrating Canada Life's non-creditor group insurance business has been to migrate Canada Life's customer base to a common set of Great-West branded products, administered on an enhanced suite of Great-West systems. These systems enhancements are also allowing the company to deliver expanded customer services and lower costs. The Group Insurance business unit successfully completed the integration of its operations in 2004, and wrapped up the migration of Canada Life business in February 2005. With the addition of Canada Life's group insurance business, Great-West now provides employee benefit plans for more than 34,000 plan sponsors across Canada, under the Great-West brand.



CANADIAN SCHOOL XIXTH CENTURY | Hay Market Place, Montreal | circa 1860

This unsigned work reveals the preference among mid-19th century Montréal painters for picturesque portrayals of their city. This approach was popularised by Krieghoff, whose influence can be seen in the choice of autumn colours, the lively urban scene and the narrative nature of this work, depicting farmers going to market with their bundles of hay. Prior to the founding of the Montréal school of fine art in 1922, the style of such masters as Krieghoff, Raphael, Duncan and many others greatly influenced that of their students. At that time, budding young artists would have been unable to benefit from the variety of teachers and diverse influences offered at a university which would have nurtured a more personal style.

Victoria Square used to be a link between the city and its outlying areas. This utilitarian commercial space was devoted to the sale of hay: a vital commodity, given that transportation within the city relied solely on horsepower. It was designed by the commissioners in charge of demolishing the fortifications, and so bore the name "Commissioners' Square" until 1860, when the city renamed it shortly after the opening of the Victoria Bridge. A statue of that long-serving sovereign was erected in 1872. The advent of the automobile changed both the Square's function — it became a parking lot — and its shape. It was only with the recent development of the International Quarter that the square regained its former configuration and its elegance.

Group insurance sales showed strong growth over 2003, particularly in the large case market, reflecting the inclusion of Canada Life business for the full year and strong insured case sales. Sales in the small case market declined over 2003, reflecting a highly rate competitive environment in 2004.

For group benefit plan members, Great-West launched its Web-based service portal in 2004. GroupNet™ Online Services for Plan Members offers plan members a range of attractive service options, while reducing overhead administration costs for plan sponsors. The service has been a resounding success, with 4,000 to 5,000 plan members signing up each month. New features to further increase the attractiveness of GroupNet for plan members are planned for 2005. As well, the company is introducing online flexible benefit plan administration for plan sponsors to the GroupNet family of Web-based services.

The company also launched a group critical illness product, to meet the growing demand in the marketplace for this relatively new type of coverage. As well, Great-West introduced The Ability Partnership, an innovative approach to managing disability in the workplace that shifts the focus off disability and onto ability. The Ability Partnership guides employers through the spectrum of disability and wellness tools, and helps them identify what will be most effective in their workplace. It marks a refocusing of Great-West's disability management services onto the broader goal of supporting workplace health and productivity.

As employers seek to control escalating benefit plan costs, approaches such as The Ability Partnership, and the smart application of technology to streamline plan administration and claims payment, will play an increasingly important role in the marketplace and the company's strategy for growth.

Canada Life continues to be Canada's leading provider of group creditor insurance and today insures over $150 billion worth of loans and mortgages in Canada, through a network of leading financial institutions, automobile dealerships and other leading lending institutions. New technologies were introduced in 2004 to enhance the administration and service capacity for creditor clients, and Great-West's and Canada Life's creditor operations were consolidated.

Canada Life is also one of the leading providers in Canada's direct insurance marketing industry, providing life, health and critical illness insurance through alumni associations, national retailers and other large groups. In 2004, the company assessed its technology needs for this business, and will introduce a platform in early 2005 to enhance product innovation, administrative processes and service capabilities.

With Great-West's extensive distribution capacity, low cost, and the expanded business base resulting from the acquisition of Canada Life, the company is in an excellent position to capitalize on opportunities emerging in the Canadian group insurance marketplace. Great-West will continue to take advantage of opportunities being created by new technologies, and internet-based technology in particular, to enhance service to plan sponsors, plan members and its distribution networks while reducing costs.

The addition of the Canada Life business also resulted in significant growth for the Group Retirement Services business. Group Retirement Services now provides more than 17,000 group retirement and savings plans, representing 1.1 million plan members and more than $21 billion in assets under administration. The company offers the largest network of group retirement specialists in Canada, located in 13 cities nationwide.



WILLIAM RAPHAEL | Behind Bonsecours Market, Montreal | 1866

Of German-Jewish descent, Raphael was born in Berlin, where he attended the School of Fine Art. In 1856, he was working as a portrait painter in New York, but decided the following year to journey to Montréal, where he would live for the rest of his life. Raphael, who was the first Jewish professional painter to settle in Canada, opened a large painting school and became one of the founding members of the Royal Canadian Academy of Arts. His meticulous drawing skills are evident in this rendition of the Victoria Pier, behind the Bonsecours Market, that was completed in 1845. Perhaps reliving his own arrival in Montréal, Raphael painted himself at the centre of this picture, holding his artist's portfolio and a silver candelabrum, a prized family heirloom.

The monumental façade of Bonsecours Market, constructed by the city between Saint-Paul and de la Commune Streets and named after a Catholic order of nuns, was one of the first sights that greeted travellers arriving in Montréal harbour. Bonsecours Chapel, of which only the chevet and the adjoining shops are visible here, was a more modest structure, built in the classical style of the French regime. This scene also provides evidence of the earth-packed streets and wooden sidewalks that were upgraded in the 19th century at great expense to the city. In the distance, the viewer can discern boats navigating Saint Mary's channel under sail and steam, and the military fortifications on Saint Helen's Island.

In 2004, sales increased significantly, spurred in part by a new offering of stock incentive plans. The conversion of Canada Life business has given Great-West significant capacity in the stock incentive plan business, where the company offers leading-edge capabilities through its employee stock purchase and stock option plans. As well, the company implemented a Web-based administration system to support this business, and in 2005 will turn its focus to streamlining system processes.

To help plan members make educated decisions about their retirement plan choices, the company entered into an exclusive relationship with Acquaint Financial Inc. to bring them *i*Acquaint, an online resource that provides plan members with high quality, objective financial education and information. The company also enhanced its member education tools to give plan members a cohesive, complete package to help them plan for their financial future.

During the past year, GRS Securities Inc. completed a $6 billion conversion of stock incentive plans. In addition, the conversion of Canada Life insurance-based retirement plans to Group Retirement Services' administrative systems is under way, with completion targeted for early 2005.

Recent developments in the regulatory environment and investment markets offer opportunities for Great-West and for the wealth accumulation industry. One such opportunity is in the capital accumulation business. In 2005 and beyond, the company expects that many employers will move from defined benefit plans to offer capital accumulation plans — a core business for Great-West.

INDIVIDUALS AND FAMILIES

In 2004, Great-West built on its position as a leading provider in two important markets — investment funds and living benefits — to enhance product and service offerings for individuals and their families.

In the highly competitive individual insurance, savings and investments businesses, Great-West's integration strategy has been to maintain strong Canada Life brands alongside the company's Great-West and London Life brands. These brands are supported by common administration systems and processes. Each brand offers clients and distribution channels unique products and services, supported by combined administrative systems and processes. Integration of administrative processes was essentially completed in 2004, with information systems integration on track for completion by mid-2005.

Together, Great-West, London Life and Canada Life are leading providers of investment funds in Canada, offering an extensive range of proprietary branded segregated funds for individual clients. In addition, Quadrus Investment Services Ltd, a subsidiary of London Life, is the preferred mutual fund dealer for Freedom 55 Financial and Great-West financial security advisers, offering its own brand of mutual funds.

The company offers 54 Freedom Funds™ to individual Freedom 55 Financial clients, 54 Generations™ Funds to individual Canada Life clients and 54 segregated funds to individual Great-West clients. Quadrus offers 37 mutual funds under the Quadrus Group of Funds™ brand, and administers over 2,400 third-party mutual funds.



HENRY SANDHAM | Evening on the Wharf or Montreal Harbour | 1868

Sandham, one of the most famous painters of his time, began his career as an apprentice illustrator. He subsequently became a partner in William Notman's Montréal studio of photography, where he retouched and tinted the popular, picturesque photomontage images produced there. His interest in photography gave him a good eye for composition, a quality that served him well when he became a painter in 1868. This painting, which dates from that year, shows skilful brushwork and keen observation. After developing his technique by learning from Jacobi, Vogt and Way — painters who, like him, worked at the Notman studio — Sandham completed his training in England between 1876 and 1880. Illustrations made from his paintings were often reproduced in American magazines such as *Harper's* and *Scribner's*.

Montréal harbour was incorporated shortly after the Lachine Canal was officially opened in 1825; rapid expansion radically transformed its relationship to the city's commercial sector, of which the 19th-century stone buildings are visible in the background. Responding to the modernisation of marine and rail transportation, docks were built, raised and restructured many times, then encircled with metal warehouses connected by conveyor belts and rail lines, effectively cutting the harbour off from the city. Around this time, its role as a grain export facility gave rise to floating, steam-powered grain elevators, such as the one visible in the right background. These early versions of modern grain elevators were useful in speeding up transshipment between vessels.

In 2004, net sales of investment funds topped $1 billion, while assets under administration grew by 15 per cent. Quadrus experienced growth rates well in excess of the market and key competitors, with assets under administration increasing 35 per cent to $2.2 billion and the number of registered investment representatives exceeding 3,500 — further confirming Quadrus's position as one of the largest mutual fund dealers in Canada.

Quadrus implemented a number of service enhancements, including opening its consolidated investment plan to non-registered assets in addition to registered holdings. This gives clients the convenience of consolidated quarterly statements, simplified tax reporting and automatic foreign content rebalancing for registered plans.

The company has a strong presence in the individual living benefits market, where it markets disability insurance and critical illness insurance products under the Great-West and Canada Life brands.

Critical illness insurance is still a relatively new product in the Canadian marketplace. In recent years, this product offering has experienced increasing interest from clients, as more people become aware of the value it provides as part of a financial security plan for individuals or families. Sales of Canada Life and Great-West critical illness products increased sharply over 2003, reflecting a strong and competitive product shelf and changes in the Canadian critical illness market that fuelled sales late in the year.

With more than 60 years' experience, Great-West is well positioned in the Canadian disability insurance market. Although disability insurance sales declined somewhat in comparison to the very strong growth experienced in 2003, this market continues to hold much potential, as about half of working Canadians are not insured.

Individual life insurance sales increased overall, reflecting the addition of Canada Life's business. Term and participating insurance sales were affected by a rate-sensitive term market and a shift in consumer preference to universal life insurance. Universal life sales increased as the company's products receive growing acceptance in various distribution channels. Among the initiatives planned for 2005 are enhancements to the company's universal life products for all three product brands.

BUILDING RELATIONSHIPS

The companies' powerful distribution channels play a significant role in the very strong persistency of business, by providing knowledgeable, professional advice and service to clients. This expertise and relationship with clients is key to the level of client confidence in the companies' products and services. Great-West, London Life and Canada Life continue to form new alliances that expand both the services offered to clients and the reach of the distribution channels, making it easier than ever for clients and advisers alike to do business with them.

The company's array of distribution channels includes the Freedom 55 Financial division of London Life, affiliated financial security advisers and specialist brokers with Great-West, as well as brokers associated with managing general agents, national accounts including Investors Group consultants, and direct brokers associated with Canada Life.

Through these distribution channels, the company markets products under the Great-West, London Life and Canada Life brands, with strategies designed to meet the unique needs of each distribution channel.

To support these relationships, in 2004 a number of Web-based services were launched. These include:

> a secure adviser Web site, giving Freedom 55 Financial and Great-West financial security advisers better access to the information and tools they need to do business and service their clients. In 2005, there are plans to add more functional applications to the site, including access to life, critical illness and disability insurance underwriting requirements;

> a number of enhancements to Canada Life's online applications, along with plans to expand the services available through the company's secure adviser Web site, RepNet™;

> new Web-based order entry software that is helping financial security advisers easily process new business and manage existing accounts;

> enhancements to Quadrus's already-competitive technology to help investment representatives better serve their clients, and

> a Web-based annuity quote system planned for 2005, to make it easier for financial security and investment representatives to process annuity business.

As well, in 2004, the company enhanced the support available to Canada Life's distribution channels through the regional marketing centres.

The company's arrangement with National Bank of Canada enables financial security advisers to offer clients a comprehensive range of banking products and services. During the past year, the company introduced enhanced RRSP and investment loans that allow financial security advisers to meet more of their clients' financial security needs.

As well, to better meet the needs of the affluent and established market, the company introduced a private wealth counsellor role to assist financial security and investment representatives when working with these clients. In 2005, the company plans to increase the competitiveness of product offerings in this market, including a more price-competitive offering in its managed-money program.

BUILDING ON SUCCESS

By offering a mix of traditional insurance businesses and innovative financial products and services, Great-West, London Life and Canada Life are well positioned to effectively meet the diverse demands of the Canadian financial services marketplace.

In Canada, Great-West will continue to focus on leveraging its multi-channel distribution system. The acquisition of Canada Life gave Great-West access to new complementary distribution channels, such as the managing general agent channel in Canada, which is a significant gain for the company. Expanding and diversifying its distribution channels remains a key growth strategy for its organization.

The addition of Canada Life's Canadian group insurance business strengthens Great-West's position as the leading provider of employee benefits, particularly in the target small- and mid-sized case markets. With the company's extensive distribution capability and low-cost operation, Great-West will continue to capitalize on emerging market opportunities.



WILLIAM BRYMNER | Champ-de-Mars, Winter | 1892

Brymner left his native Scotland when he was a child, arriving in Canada in 1857. After studying architecture in Ottawa, he spent eight years in Paris, where he attended the prestigious Académie Jullian. Upon his return to Canada in 1886, he embarked upon a brilliant career in teaching at the Art Association of Montreal (renamed The Montreal Museum of Fine Arts in 1948). Since his duties as department head and professor took up most of his time, he produced relatively few paintings between 1886 and 1921. He is, however, responsible for the artistic education of many renowned Canadian artists including A.Y. Jackson, Clarence Gagnon, Paul Caron and Edwin Holgate.

The so-called Champ-de-Mars or "Field of Mars," was created around 1812 when the fortifications that previously stood on the site (completed in 1744 by the French engineer and architect Chaussegros de Léry) were fully demolished. The hill on which the citadel had stood was excavated, and the earth used to build the terrace shown here, planted with poplars to stabilise the slope. Initially used as a parade ground for military exercises, it became a popular place for people to stroll and crowds to gather before being turned into a parking lot. In 1992, as part of Montréal's 350th anniversary celebrations, the Champ-de-Mars was redeveloped to expose the remains of the fortifications.

Canada Life has significant operations in the United Kingdom, Isle of Man, the Republic of Ireland and in Germany.

In the United Kingdom, the company is one of the largest providers of group life and health insurance products. It is among the top five in the growing payout annuities market. Canada Life offers savings and retirement products run from its Isle of Man affiliate, which are sold through independent financial advisers, primarily in the United Kingdom. It is the third largest company in this market. In the Republic of Ireland, it offers individual insurance, savings and pension products that are distributed through a network of 1,500 independent brokers and 150 sales associates. The German operations focus primarily on pension business distributed through a network of over 7,000 independent brokers.

Over $34 billion
in assets under administration

3.9 million
individuals covered

$6 billion
in annual premiums and deposits

Canada Life

EUROPE

The acquisition of Canada Life introduced Great-West to the European market, and increased the scale of the company's reinsurance operations. Great-West now has insurance and annuity businesses in the United Kingdom, Isle of Man, Republic of Ireland and Germany operating under the Canada Life brand; and expanded reinsurance business primarily in the United States and Europe through London Reinsurance Group Inc. (LRG) and Canada Life subsidiaries.

Though Canada Life was founded in Canada, its European roots date back over 100 years. Canada Life in Europe focuses on a number of core products in niche markets, building on a strong foundation of mature businesses coupled with exciting opportunities in growth markets.

In 2004, the company's focus was on continuing to develop its core businesses. A business efficiency program was launched in late 2002 to focus on service enhancement and cost reduction opportunities through process improvements. The program has been very successful, resulting in significant process improvements in the administration of key business areas.

The European businesses delivered very strong performance during the year, driven by strong sales growth in wealth management products, combined with the impact of equity markets improvement and the strengthening of the British pound and euro against the Canadian dollar.

UNITED KINGDOM AND ISLE OF MAN

The United Kingdom is the largest insurance market in Europe and the third largest in the world. Canada Life is best known for group life insurance, group income protection and payout annuities in the U.K., as well as offshore investment products through its Isle of Man operation.

Canada Life ranks among the top 30 life insurance companies operating in the U.K. The company is a market leader in group life insurance with 31 per cent market share, and ranks second in group income protection with 18 per cent market share. Canada Life also numbers among the top four insurers in payout annuities, with eight per cent market share.

Through its Isle of Man operation, Canada Life is a top provider of single premium investment products into the U.K., with 16 per cent market share, and holds seven per cent market share of offshore unit linked business.

Canada Life's products are sold through independent financial advisers and brokers in the U.K. and Isle of Man.

In 2004, payout annuity sales grew significantly and customer response to a recently launched segregated fund investment product has been growing steadily. Offshore products offered through the Isle of Man operation also performed well.

IRELAND AND GERMANY

In the Republic of Ireland, a continued focus on wealth management and a strong presence in the pensions market support the achievement of business objectives. The life insurance market in Ireland is very mature and the larger companies, including Canada Life, hold a significant share of the market. Canada Life operates in all product segments and focuses on segregated funds protection, pensions and single premium savings and investment business.

Canada Life is the seventh largest life insurance operation in Ireland as measured by new business market share. The company's products are sold through independent brokers and a direct sales force.

Since it was launched in 2000, the German operation has become highly regarded as a provider of innovative fund-based products, mainly in the areas of pensions and living benefits. Canada Life products are sold through independent brokers. Today, the company is among the top five companies in the broker unit-linked market.

In 2004, Canada Life became the first company in Germany to respond to taxation changes with a new product suite. As a result, it is very well positioned to grow in both the pension and protection markets.

REINSURANCE

Prudent business practices and systems, coupled with a strong client service ethic, have helped build Canada Life's reinsurance operation to an important market position. Principal operations are in the United States direct life reinsurance business with growing opportunities in the European market through its offshore entities.

Despite continuing challenges in the global reinsurance industry in 2004, the reinsurance operations of Canada Life achieved solid earnings growth. Management expects to continue to develop opportunities, with a particular focus on providing an enhanced range of products and solutions to the company's client base.

BUILDING ON STRENGTHS

During the year, the company completed a strategic review of the European operations. Arising from the findings of that review, management's focus will continue to be on two important areas: looking for opportunities to capitalize on Canada Life's strong niche positions in core businesses; and expanding distribution capabilities.

Europe represents new market opportunities for Great-West. In particular, management sees strong prospects in the group life and income protection, and annuity markets. Canada Life's operations provide the scale and market share, and Great-West's extensive experience in the North American group insurance and wealth management markets provides the expertise to support long-term growth.



JAMES WILSON MORRICE | A Canadian Square in Winter | 1906

Although he had been living in Europe since 1890, James Wilson Morrice returned to Montréal — his birthplace — almost every year, usually in winter. This widely travelled and worldly artist would spend his time in Canada visiting family and painting scenes of Québec City and Montréal. The diffuse natural light in this painting eliminates shadows and gives the picture a timeless quality. Indeed, the painter was fond of observing the subtle play of indirect light on snow on grey days such as this. This painting would have been created in a studio, from sketches or drawings made outdoors. The sober range of nuanced colours and their translucent effects succeed marvelously at recreating the subdued, oppressive atmosphere of those grey winter days when life seems to move more slowly.

These commercial buildings, so characteristic of the first half of the 19th century, could have stood in Old Montréal, in many of the city's "faubourgs" or along Sainte-Catherine Street. The simple design and harmonious proportions are rendered in grey stonework, with commercial signs painted on the smooth facade; it seems the building depicted here is a bar. After 1850, commercial construction tended to use wooden frames surmounted by stone lintels. This type of design allowed for larger doors and windows and taller buildings, often decorated with elaborate cornices.

Great-West Life & Annuity Insurance Company serves customers throughout the United States with a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Headquartered in Denver, Colorado, GWL&A provides self-funded health plans for companies; retirement savings plans for government, health care, educational, corporate, and institutional clients; and life insurance products for individuals and businesses.

GWL&A also administers Canada Life's U.S. insurance and wealth management products and services.

Over $44 billion
in assets under management

4.8 million
U.S. customers

Number 1
in state defined contribution plans

Great-West Life & Annuity Insurance Company

UNITED STATES



WILLIAM T. McCALLUM
President and Chief Executive Officer

Increases in health care membership and sales and growth in retirement services participant accounts highlighted gains in target markets for GWL&A, Great-West Lifeco's operating company in the United States. GWL&A's individual markets line also achieved expense synergies while completing the integration of Canada Life's U.S. individual life insurance and annuity business.

Product enhancements and a successful marketing campaign contributed to strong sales and a nine per cent membership increase for the company's Healthcare division. A leader in the U.S. health care self-funding arena, Great-West Healthcare offered flexible, consumer-driven product designs and award-winning medical management programs that attracted clients seeking to contain rising health care costs.

The division capitalized on a reorganized sales force, increased productivity, and a centralized proposal process to realize solid growth in the small- and mid-sized employer markets. Improved sales in these segments reflected increases in both the number of cases sold and the average size of new cases.

A desire to focus on core businesses led to the decision to sell Canada Life's U.S. group life and disability business to a third party early in 2004. The group medical stop-loss business was successfully integrated into the division's specialty risk area. The expansion of this segment opened non-traditional markets and distribution channels representing fresh opportunities.

New relationships with disease management and pharmacy benefit vendors along with an alliance to offer health savings accounts (HSA) for employer-sponsored plans are expected to provide avenues for additional growth.

In the company's Financial Services division, the total number of Great-West Retirement Services participant accounts rose 10 per cent. This increase reflected both higher penetration of the existing customer base and robust growth in the FASCorp institutional record-keeping block.

Sales in the corporate 401(k) market improved and a new client service model was implemented to focus on building and maintaining customer relationships. Retention of public/non-profit contracts remained exceptionally high and contributed to the increase in participant accounts.

Key partnerships established in 2004 and the acquisition of Metavante 401(k) Services, Inc., enhanced the scope of GWL&A's retirement business. The company's registered investment adviser subsidiary, Advised Assets Group, LLC (AAG), introduced a program that expands participant-level advice tools into a suite of investment advisory services including professional account management.

Individual markets sales remained strong and the unit added several new financial institution partners, while the Canada Life integration provided an important vehicle for enhanced earnings.

As the health care market place continues to evolve in the United States and financial services competitors seek to shed ancillary business activities to focus on core competencies, GWL&A will continue to look for further opportunities to build its key businesses.

GREAT-WEST HEALTHCARE

An enhanced product portfolio, increased sales productivity, and improved persistency helped drive membership growth in GWL&A's Healthcare division in 2004.

Its Great-West Healthcare Consumer Advantage plan proved successful, attracting more than 460 employer groups and over 51,000 members by year-end. This first-to-market consumer-driven Preferred Provider Organization (PPO) provides employers with a more affordable option than a traditional plan design and engages employees in health care decisions.

Strengthening its consumer-driven product portfolio, GWL&A worked with Mellon Financial Corporation to develop an HSA for employer-sponsored health plans. This new offering pairs a high-deductible health plan administered by Great-West Healthcare with an HSA administered by Mellon.

The HSA allows employers and employees to contribute to savings accounts that can be used to pay for qualified medical expenses and grow tax-free for future medical and retiree health expenses. Sales began in the fourth quarter for the new option available in January 2005.

Great-West Healthcare's sales organization demonstrated greater efficiency in 2004, with a smaller sales force delivering higher membership gains. In its three market segments defined by employer size, GWL&A achieved strong growth in select (50–250 employees) and mid-market accounts (250–2,500 employees) and improved membership retention in national accounts (2,500+ employees).

In addition, GWL&A expanded its specialty risk market segment, which focuses on third-party administrators (TPAs) and other specialized distribution channels. Through agreements with selected TPAs that sell GWL&A's stop-loss service and offer their clients access to GWL&A's provider network and medical management services, GWL&A extended its reach into previously untapped markets.



MAURICE GALBRAITH CULLEN | The Ice Harvest, Longueuil | 1916

In 1870, the young Cullen and his family left Newfoundland and settled in Montréal. He pursued his initial dream of becoming a sculptor by first studying under Louis-Philippe Hébert, then making two trips to Europe at the turn of the century. Although he worked as a war artist in 1916, he was simultaneously painting a series depicting the Saint Lawrence River between Montréal and Québec City. The impressionist techniques he learned in Europe were used to good effect in his snow scenes, for which he reveals a marked preference. His manner of painting frozen water influenced the local artists and also had an impact on the prevailing tastes in Montréal's artistic milieu. Along with his friend, James Wilson Morrice, he is thought to have played a role in the spread of Impressionism, thus making him one of the pioneers of this movement in Canada.

Today, when the river hardly ever freezes over and when, in many places, city-dwellers are completely cut off from the water, the long and rich history shared by the city and its river is hard to imagine. Built between 1884 and 1887 by the architect firm Perrault Mesnard, the Co-cathedral in Longueuil faces the river, underlining the religious symbolism of its proximity to water. Winter brought a different range of activities: there were commercial ice-cutting operations, race tracks, curling clubs and cabaret shows. There was even an "ice-train" that ran between Longueuil and Montréal.

New relationships with TPAs contributed to the company's membership increase and brought economies of scale for future revenue growth. One of the United States' largest TPAs will use GWL&A's provider network and industry-leading Medical Outreach program — encompassing care management, disease management, and online health management tools — to serve its customers.

For the second consecutive year, Great-West Healthcare earned recognition for the Best Disease Management Program for a National PPO. The annual award is bestowed by the Disease Management Association of America for commitment to disease management, use of science in program design, excellence in implementation, and favourable outcomes.

GWL&A's program helps group health plan employees and their dependents manage conditions such as asthma, cancer, diabetes, emphysema, heart disease and premature births. In turn, employers benefit from reduced hospitalization costs, decreased absences and better productivity.

Experience demonstrates GWL&A's disease management program can deliver a two-to-one return on investment and save employers between $351 and $1,300 per enrolled member per year. The company's savings methodology was verified through the certification process of the Disease Management Purchasing Consortium International Inc., which offers assistance in disease management strategy.

To further enhance GWL&A's disease management program and increase participation, it contracted with CorSolutions Inc., a leading provider of health intelligence solutions. CorSolutions assists with data analysis, risk assessment, and predictive modeling for client groups and provides an interactive health and wellness Web site for members.

Supporting businesses in controlling health care costs and members in making informed decisions, GWL&A rolled out Driver's Ed — Roadmap to Smart Health Care Choices. The nationwide program, available to the company's more than 5,000 employer customers, offers consumers "rules of the road" for getting the most out of their health plans. Each edition of the online monthly newsletter for members covers three topics: the true cost of health care, how consumer decisions help control costs, and how members can save money.

GWL&A continued its focus on programs that benefit members and deliver savings to employers. By expanding its second-tier network program, GWL&A offered its members discounts on services from thousands of additional providers outside its proprietary network. GWL&A's partnership with Express Scripts, Inc. for pharmacy benefit management is expected to result in improved drug pricing and better reporting of costs for clients in 2005.

Adding to GWL&A's name recognition and visibility were event sponsorships and a targeted advertising campaign that reinforced its brand and message. The theme — *New Ideas from the Frontier of Health Care* — expresses Great-West Healthcare's strategy for delivering innovative, affordable benefit plans to businesses as it builds on its strengths in self-funding, creative solutions, and medical management expertise.

GREAT-WEST FINANCIAL SERVICES

GWL&A's Financial Services division experienced success in 2004 with an increase in the number of plans and participants served through its retirement services unit and growth in its individual markets lines of business.

As a longstanding leader in providing defined contribution products and services to corporate, government, health care/non-profit, and institutional clients, the retirement services unit increased its participant base to 2.5 million accounts in 2004.

Great-West Retirement Services introduced leading-edge investment advice and managed account services to its plan sponsors. Through AAG, GWL&A's registered investment advisory subsidiary, the company offered retirement plan participants the option of having their accounts professionally managed. AAG continued to provide clients with investment advisory tools and the information they need to navigate the complexities of the investing environment in the wake of mutual fund investigations and regulatory reform.

A well known provider of services for defined contribution plans teamed with GWL&A to introduce a 401(k) product for mid-sized companies. This collaborative product is being marketed through both organizations' sales forces and distribution channels.

At the end of 2004, GWL&A's 401(k) administration subsidiary EMJAY Corporation acquired Metavante 401(k) Services, Inc. The new unit, renamed EMJAY Retirement Plan Services, Inc., serves 3,000 plan sponsors, and the acquisition is expected to open doors to additional business opportunities.

The individual markets unit achieved strong sales in financial institutions markets in 2004 as well as growth in business-owned life insurance and education markets. The innovative Educator$Money retirement plan product also generated exciting growth for GWL&A's traditional education markets business in 2004.

The retirement services unit's continuing commitment to the foundation of its business — the government and health care/non-profit retirement plan markets — was complemented by further expansion into the institutional and 401(k) growth markets in 2004. Through acquisition and increased distribution, the retirement services unit achieved growth and aggressive revenue goals.

A focused distribution and service approach contributed to increased corporate 401(k) sales in 2004. Working with brokers, consultants, and other business partners, GWL&A revised its Great-West Key product portfolio to create broader appeal and provide flexibility for larger plan prospects. To enhance client support and customer service, the company introduced five regional directors to lead its team of corporate 401(k) client relationship managers.

The 401(k) sales force also began marketing a new product that was developed in conjunction with another leading provider of defined contribution services. This product, designed for employers with $6 million

to $60 million in plan assets, is a bundled package that includes investment options, administration, education, and record-keeping services. GWL&A will also provide online plan administration and account management tools as well as paperless processing and communication materials fulfillment for the new product's sales team and plan sponsors.

With increased sales, improving retention, and a positive market response to its new and revised product offerings, GWL&A expects to carry its growth momentum into 2005 with an expanded sales force.

Solid partnerships with government plan sponsors helped GWL&A maintain its position as the largest provider of services to state defined contribution plans, according to figures maintained by the company, with 14 of 50 state clients as well as the government of Guam. In the city, county, and political subdivision market, GWL&A is the second-largest provider. Growth in these markets helped the company increase the participant count from this segment by seven per cent in 2004, resulting in more than 1.16 million participant accounts in the government market.

While there were few opportunities for new sales to large government plans, GWL&A secured a major new client in the New Jersey Transit Defined Contribution Plans. Its retention efforts were successful — with a number of cases up for review in 2004, the company retained 100 per cent of its large governmental plans. Among clients of all sizes, GWL&A retained more than 95 per cent of the plans up for renewal.

The customized participant communication materials for several of GWL&A's government clients garnered awards from *Pensions & Investments* magazine and The National Association of Government Defined Contribution Administrators.

A reorganization of the government/health care/non-profit field organization was completed in 2004 to improve the focus on effective plan management and services for plan sponsors and participants. Launching the first phase of an enhanced field service model, the company introduced its Four Dimension program. This innovative strategy offers a proactive, measurable approach to increasing participation, providing education, encouraging appropriate asset allocation, and meeting the information needs of retired participants for every government plan GWL&A services.

In the face of new industry requirements for mutual fund disclosures, GWL&A's Partnership Plus approach to fully disclosing all revenue and expenses gave its health care retirement clients an advantage in complying with more stringent expectations in 2004. The company offered several strategic initiatives in support of this increased scrutiny, including investment policy guideline support and annual fund performance reviews as well as participant advice and managed accounts.

A consistent presence in the market helped GWL&A meet aggressive retention goals and establish relationships with several new clients including the Christian Missionary Alliance and Community Health Network.

Its plans for introducing combined defined benefit and defined contribution investment and administration services in 2005 will position GWL&A to meet a growing client demand for more comprehensive outsourcing of all retirement plan needs.



ROBERT WAKEHAM PILOT | Nelson's Monument, Old Montreal | circa 1948

Born in Newfoundland, Pilot travelled to Montréal in 1910 after his mother married the painter Maurice Cullen. Pilot was one of the last Canadian artists to paint in the impressionist style, making him a fitting successor to his stepfather, whose studio he shared. The light surrounding his rural or urban subjects often drew and held his attention. In this painting, there is no anecdotal detail in Nelson's statue or the facades of the Old Montréal houses; nothing but the wan moonlight bathing Jacques-Cartier Square. The reflective surface of the snow intensifies the ambient light, harmoniously supplemented by the blue-tinted brushstrokes that punctuate the canvas.

The monument to Admiral Nelson known as Nelson's Column dominated New Market (now known as Jacques-Cartier Square) when it was erected in 1809. Using funds collected through public donation (the Paris-based religious group, Messieurs de Saint-Sulpice, was among its many contributors), the city commissioned London architect Robert Mitchell to design the first of many monuments dedicated to the hero of Trafalgar. The pillar's shape and integrated use of battle scenes was inspired by the imperial columns of ancient Rome. Originally, Nelson's figure, the battle scenes and some of the decorative elements were moulded out of an artificial material known as Coade stone. However, ice and pollution damaged them to the point where they had to be replaced with carved limestone.

Capitalizing on GWL&A's ability to provide private-label record-keeping services to institutional partners, FASCorp's institutional participant levels increased by 41 per cent in 2004. That growth helped propel Great-West Retirement Services' overall participant account total to 2.5 million and reinforced FASCorp's position as a leading provider of retirement plan record-keeping and administrative outsourcing services for major institutions in the financial services industry.

In addition to serving as record-keeper for the new 401(k) product, FASCorp established a new partnership with a key financial services company. GWL&A launched a new product for the financial services firm and successfully converted a large portion of the firm's existing block of retirement business to GWL&A's record-keeping platform.

Following the acquisition in late 2003 of EMJAY Corporation, a Wells Fargo subsidiary specializing in 401(k) administration and service, GWL&A successfully integrated its operations into FASCorp.

Industry conditions, the economy, and the government regulatory environment indicate the trend to outsource retirement administration and record-keeping functions is likely to accelerate. With a comprehensive product and service offering focused on client-specific needs, FASCorp is well positioned to achieve increased growth in the years ahead.

The individual markets team continued to establish market share within financial institutions markets in 2004 while achieving encouraging growth in business-owned life insurance during a period of low interest rates. It also enjoyed success in its traditional education markets retirement business and exciting growth in its innovative Educator$Money retirement plan offering. Following the acquisition of CLFC by Great-West Lifeco in 2003, GWL&A completed its integration of Canada Life's individual life insurance and annuity business in the United States.

The financial institutions markets group provides simple and transactional insurance solutions for financial institution customers. Sales remained strong for individual term and whole life insurance policies through financial institutions in 2004. Placed policies for 2004 were at similar levels as 2003, as a result of the company's emphasis on selling only quality business that would stay active for the long term.

During the year, GWL&A added several new financial institution partners, launched a new term insurance product, and transitioned most of its partners to the online sales system. The company also implemented retention improvement efforts that included requiring premium payments with applications, accepting credit card payments, and drafting two payments following a month when a customer's automatic draft account reflects insufficient funds. Preliminary research indicates these programs are reducing the number of policies terminated for failure to pay premiums.

GWL&A participated in an industry association's annual conference, presenting jointly with one of its largest partners, and the company was named to the association's board for a two-year term. It also supported the national Life Insurance Awareness Month campaign by developing and distributing consumer materials to generate awareness about the need for life insurance.



GEORGES DELFOSSE | House, Mt-Royal Park, Montreal | circa 1917

Delfosse was born in Mascouche and attended the school of fine art in Montréal before studying in Paris. During numerous subsequent return trips to France he became familiar with Impressionism. This small house – since demolished – close to the top of Mount Royal was where the park warden used to live. This is one of the artist's few winter scenes and reveals his particularly free and lively style, which nevertheless conveys a sense of poetry and picturesque tranquillity. The mood thus created combines two convergent themes often found in Delfosse' work: the history embodied by old buildings and an impressionist execution of light. This aesthetic treatment of historic detail was a means of successfully evoking a bygone era.

Officially opened in 1876, Mount Royal Park was built to meet the needs of a modern, urban citizenry. At a cost of $1 million, or more than the city's entire annual revenue, this project was the first to expand Montréal's municipal boundaries. To create the park, the city bought up several neighbouring farms and private landholdings. Some of the owners were permitted to retain their residences within the park. The only house remaining today is the H.B. Smith stone house, built in 1858, where associations responsible for protecting and interpreting the park and the mountain are based.

In 2005, GWL&A plans to concentrate on increasing its number of placed policies, improving its retention, and increasing its partnership base. GWL&A also plans to launch new market-driven products, including a single premium whole life product, and value-added service enhancements for existing partners. At the close of 2004, the company conducted qualitative research to help it formulate plans for new product development and began laying the groundwork for electronic signatures on applications for online prospects, with a pilot program scheduled for 2005.

The business-owned life insurance group continued its focus on the corporate and financial institution benefit plan market through a core distribution partnership with Clark Consulting. This team offers creative and flexible solutions to clients who want to finance non-qualified executive retirement plans through the use of life insurance. To boost sales volume, GWL&A strengthened relationships with key consultants and worked collaboratively to create more efficient product designs.

In 2004, the company redesigned one of its variable universal life products. It also launched several market initiatives, hired a sales representative to build relationships with consultants, and developed new marketing materials to communicate its proprietary strengths and expertise. In a challenging environment of low interest rates, GWL&A secured new premiums of approximately $68.9 million in 2004.

For the coming year, the economic outlook appears to be improving and the legislative environment has stabilized considerably. The company expects higher interest rates to result in a more competitive product for the bank-owned life insurance marketplace. For the executive benefits financing market, the redesigned variable universal life product is expected to generate substantial sales opportunities in 2005.

Value-based retirement solutions offered by the education markets group attracted new clients and assets in 2004. Educator$Money, a low-cost mutual fund retirement savings and investment program, is accessible to educators through a Web site, call centre, group meetings and enrollment kits. The program grew from roughly $10.2 million in assets and 3,400 participants at the end of 2003 to over $21.6 million in assets and more than 9,200 participants at the end of 2004.

Educator$Money added two large K-12 school district clients with approximately 25,000 employees each: Fairfax County (Va.) Public Schools and Dallas Independent School District. It also signed a contract with the Pennsylvania State Education Association.

In 2005, GWL&A plans to enhance its education and communication efforts to help educators take control of their retirement savings, while providing exceptional service and support to its key distributors as well as its traditional variable annuity customers.

With the completion of the integration of Canada Life's U.S. business, individual markets expanded its in-force block of individual life insurance (participating and non-participating whole life, term, and universal life insurance) and wealth management products, including variable annuities, single premium immediate annuities, structured settlements and guaranteed investment contracts. GWL&A remains focused on maintaining its high level of customer service as well as enhancing retention for this closed book of business.

IGM FINANCIAL

IGM Financial's activities are carried out principally through Investors Group, Mackenzie and Investment Planning Counsel. Together these companies are Canada's largest mutual fund organization managing almost twice the assets of their next competitor. They hold a 1[illegible] per cent market share, with mutual fund assets under management of $83 billion.

IGM Financial's goal is to provide superior long-term returns to shareholders.

fifteen years: 21.1% | ten years: 18.7%
annual compound total return to shareholders

$0.6 to $9.7 billion
fifteen-year growth in market capitalization

$1.5 billion
aggregate dividends paid to shareholders over fifteen years

IGM Financial Inc.



R. JEFFREY ORR
President and Chief Executive Officer

The company changed its name to IGM Financial Inc. in 2004, reflecting its growth and development over the past few years into an organization that now serves the financial needs of Canadians through multiple businesses. While IGM Financial's businesses operate distinctly, each with their own leadership, products and brands, they share a common focus in providing clients with personalized one-to-one financial advice, and are each committed to leadership and excellence within their respective segments of the market.

IGM Financial made significant progress on many fronts in 2004. Strong financial results were again delivered to shareholders during the year. The company's two principal businesses — Investors Group and Mackenzie — each enhanced their competitive positions and experienced strong momentum in areas such as sales, recruiting and retention. The company added to its position of strength in the financial advice market through the acquisition of 75 per cent of Investment Planning Counsel Inc. Leadership transition occurred at each of Investors Group and Mackenzie, positioning the company strongly for the future.

FINANCIAL RESULTS

Net income attributable to common shareholders, excluding the items noted below, was $615.6 million for the year ended December 31, 2004, compared with $533.5 million in 2003. Earnings per share were $2.31, compared with $2.01 in 2003, an increase of 14.9 per cent.

Net income in 2004 excludes a charge to earnings recorded in the fourth quarter of $28.8 million ($19.2 million after tax) which includes both compensation payments to certain unitholders of Investors Group and related costs resulting from settlement agreements with regulatory agencies (unitholder compensation).

Net income in 2003 excludes a dilution gain of $14.8 million recorded in the third quarter resulting from the reduction in the company's percentage ownership of Great-West Lifeco related to their acquisition of Canada Life; the reversal of $24.8 million ($15.6 million after tax) of restructuring costs related to the

acquisition of Mackenzie Financial Corporation recorded in the fourth quarter; and a non-cash income tax charge of $24.8 million recorded in the fourth quarter arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets.

Net income attributable to common shareholders, including the items noted above, was $596.4 million for the year ended December 31, 2004, compared with $539.1 million in 2003. Earnings per share were $2.24, compared with $2.03 in 2003. Dividends increased for the fifteenth consecutive year, rising 16 cents to $1.15 per share.

ACQUISITION OF INVESTMENT PLANNING COUNSEL

In May of this year, the company completed the acquisition of 75 per cent of Investment Planning Counsel Inc. Investment Planning Counsel is Canada's fifth largest financial planning organization, with $8 billion in client assets under administration, which includes $1.5 billion in mutual fund assets under management. Investment Planning Counsel serves the financial needs of Canadians through a network of 600 financial advisers.

The acquisition provides IGM Financial with an expanded presence in the financial planning market and provides it with an additional source of growth for the future. With the acquisition, the company now owns two of Canada's five largest financial planning organizations and has further extended its broad and diverse distribution platform. Investment Planning Counsel will retain its strong entrepreneurial culture and will be led by its existing management team.

INDUSTRY PERSPECTIVE

In 2004, improved market conditions were reflected in higher industry activity, sales and asset levels. Net inflows into mutual funds increased relative to other investment alternatives on an industry-wide basis, as investors chose to put more of their investment dollars into funds. IGM Financial saw significant year-over-year growth, and significantly stronger sales. However, investors remained cautious in 2004 in their choice of investments, seeking products that offered yield and capital protection rather than capital appreciation.

Throughout 2004, the mutual fund industry in the United States and Canada was affected by investigations into market timing issues. IGM Financial worked closely with regulators to bring satisfactory resolution to these matters for the industry, the company and its clients. The company will continue to work with regulators and other industry members for the application of clear and consistent standards for the benefit of clients.

LOOKING AHEAD

The past few years have witnessed changes in the industry's competitive landscape and in client preferences. IGM Financial has continued to build its position in the marketplace and strengthen its businesses, guided by the perspective that it is in a leadership position in a highly attractive industry possessing strong long-term growth prospects.

Investors Group provides personal financial services to close to one million Canadians. The Investors Group portfolio includes 144 mutual funds, segregated funds and managed asset funds. The products are distributed through Investors Group's own network of approximately 3,500 consultants who offer personalized service from the company's [illegible]3 financial planning centres across Canada.

Investors Group also offers insurance products and mortgages, as well as banking and securities products and services.

1 million
Canadians served

$44.5 billion
in mutual fund assets

3,500
Investors Group consultants



MURRAY TAYLOR
President and Chief Executive Officer

With a strong commitment to building long-term client and consultant relationships, Investors Group provides comprehensive financial planning advice and services including investment, retirement, estate and tax planning. Through its Symphony Strategic Investment Planning™ approach, Investors Group offers clients a full range of investment products, including 144 mutual funds. The company's offering also includes insurance, securities and banking and mortgage products and services. Through a network of approximately 3,500 consultants, Investors Group serves close to one million Canadians, coast to coast.

2004 has been an exciting year for Investors Group, as it began to realize the rewards of the successful execution of many key initiatives undertaken in 2003 and 2004. Passion for helping people is combined with expertise and knowledge in delivering sound financial advice and effective products and services. The company's commitment to clients is evidenced by a focus on building enduring relationships.

HIGHLIGHTS

> Enhanced consultant programs resulted in the growth of the consultant network to 3,496 consultants. As of December 31, 2004, 58 per cent of Investors Group consultants have been with the company for more than four years.

> Driven by strong consultant retention, there has been a significant decline in the long-term mutual fund redemption rate during the past year, from 10.7 per cent to 9.1 per cent.

> Sales momentum has been building. Consultant network mutual fund gross sales increased by 17 per cent in 2004 to $4.7 billion. Net sales of mutual funds through the consultant network were $218 million, up from net redemptions of $839 million in 2003.

> The company invested in its brand to articulate its commitment to enduring support for clients through their consultants.

ENDURING PARTNERSHIPS — STRATEGIES FOR THE LONG TERM

Recognizing that this is a long-term business, Investors Group has successfully implemented strategies that will ensure consultants and clients have the right support, the right tools and the right products to support sound financial planning for the long term.

Investors Group distinguishes itself from its competition by offering personal, long-term financial planning to its clients. At the centre of this relationship is a national distribution network of highly skilled consultants located in 113 financial planning centres across Canada.

Investors Group focuses on growing its distribution network through the retention of existing consultants and the attraction of new industry professionals. This is accomplished through the offering of a comprehensive and state-of-the-art financial planning practice support platform. Management believes that consultant compensation and the constant evolution of our support services provide one of the best environments in which consultants can build their practices — whether they are entering the business, or are experienced consultants with considerable assets under management.

There was significant improvement in consultant retention in 2004. Work in strengthening the competitiveness of consultant and field management compensation, recognition and support programs has been successful, as evidenced by growth in the consultant network. At the end of 2004, Investors Group had 3,496 consultants, compared with 3,223 in 2003. The number of consultants with more than four years experience was 2,030 compared to 1,949 a year earlier.

Investors Group combines a number of proven interview and testing techniques to identify high quality people who demonstrate a blend of experience, education and aptitude that makes them well suited to becoming successful financial planners. In 2004, we saw a significant improvement in consultant retention.

CONSULTANT DEVELOPMENT

Consultants are supported by industry-leading training programs, a broad range of products and services, and effective technology tools, enabling them to provide high-quality, comprehensive advice to clients. Management continues to focus on consultant development systems. Each year, the curriculum is reviewed and refreshed to offer all consultants the essential building blocks they require to develop their individual businesses.

Consultants begin their relationship with Investors Group by attending a training program which is a mix of centralized and region office training, designed to combine technical education with field experience. As consultants progress, they develop their skills as financial planners and business managers by attending a selection of focused educational programs including financial planning skills, product knowledge, client service, business development skills, compliance, technology, practice management and other related topics. Supplemental training, coaching and mentorship are top priorities for the consultant network's regional directors and division directors across Canada.

In 2004, Investors Group continued to enhance its training and development programs for consultants. The Field Development Program was introduced to provide enhanced coaching and mentorship to consultants in their early years in the business. Experienced consultants continued to benefit from programs which were introduced in 2003. These programs are focused on helping consultants take their practices to higher levels of productivity. Annual advanced educational conferences, featuring internal and external industry-leading professionals, were expanded and made available to the entire consultant network.

In keeping with Investors Group's commitment to maintaining the highest standards of ethical business practices and conduct, consultants also receive ongoing training, information and guidance regarding business standards, and regulatory and compliance matters. Investors Group also supports industry initiatives to introduce uniform qualification requirements for use of the "financial planner" designation. Enrollment in programs to achieve a Certified Financial Planner (CFP) designation, or the equivalent designation in the province of Québec (Pl. Fin.) is encouraged and supported.

Last year's introduction of Symphony Strategic Investment Planning program has been very well received by both consultants and clients. Symphony is Investors Group's enhanced strategic investment planning approach. Symphony is designed to help consultants build their business with a sophisticated investment discipline, backed by a process that provides a sound methodology for measuring a client's risk tolerance. Based on that assessment, consultants are able to provide appropriate risk-adjusted recommendations using Investors Group's extensive offering of funds.

Symphony is a scientific and fully integrated approach to strategic investment planning support, from the assessment of a client's risk tolerance and personal investment goals, to the construction and administration of an optimal investment portfolio.

Symphony simplifies the asset allocation process and provides Investors Group with a high degree of competitive differentiation. This approach should also provide clients with more predictable and stable investment returns over time.

In December 2004, Symphony was further enhanced to include a new component, Portfolio Tuner. Portfolio Tuner is a tool, built into Symphony, and designed to help consultants rebalance clients' investment portfolios.

The Symphony planning approach supports consultants in building optimized risk-adjusted portfolios, and provides enhanced reporting features. In 2004, Alto™ and Allegro™ Portfolios, built exclusively using Symphony, had net inflows of $607 million. The Symphony Strategic Investment Planning program and the Alto and Allegro Portfolios represent important improvements to Investors Group's planning model, and underscore its commitment to providing clients with advanced financial planning products and services.

Investors Group has over $44.5 billion in mutual fund assets under management in 144 mutual funds covering a broad range of investment mandates. Through an international team of investment professionals and relationships with external investment advisers, Investors Group provides clients with access to a wide range of investment advisory services. Clients can take advantage of the opportunity to diversify their holdings across fund managers, asset categories, investment styles, geography, capitalization and sectors through portfolios customized to meet their objectives.

Investors Masterseries™ funds are managed by I.G. Investment Management, a multi-disciplinary team of investment professionals with offices and advisers in North America, Europe, and Asia. Global reach, combined with over 50 years of experience, provides a depth of investment management capabilities that enables the company to offer clients money management expertise suitable for the widest range of investment objectives.

The Investors Masterseries family of funds includes 47 unit trust funds and 27 Corporate Class funds. The 47 unit trust funds include money market, fixed income, balanced, domestic and international equity, global and sector mandates. As at December 31, 2004, total assets related to these funds were $38.1 billion compared with $35.0 billion in 2003, an increase of 8.9 per cent. Masterseries unit trust funds represented 85.7 per cent of the total Investors Group mutual fund assets under management, up slightly from 85.6 per cent a year ago. At December 31, 2004, 41 per cent of Masterseries mutual funds had four or five star ratings from the Morningstar™ fund ranking service and 72 per cent had a rating of three stars or better, compared to 40 per cent and 74 per cent respectively in 2003 and is higher than the Morningstar™ universe of 70 per cent. Morningstar Ratings™ are an objective, quantitative measure of a fund's historical risk-adjusted performance relative to other funds in its category, of which the top 10 per cent of the funds in each category get a five-star rating.

In December 2004, Investors Group introduced two new mutual funds. Investors Real Return Bond Fund was introduced to provide a level of income that is hedged against inflation. Investors Income Trust Fund was introduced to provide a high level of income with the potential for moderate capital appreciation.

Improved consultant retention and a decrease in redemptions is evidence of the increased confidence of consultants, a focus on long-term financial planning and the enduring partnerships between the company's consultants and clients.

Supporting Investors Group's commitment to comprehensive financial planning is the use of banking, insurance and related products to complement its mutual fund offering.

Solutions Banking, a private label banking solution offered in association with National Bank, has been widely successful, with over 75 per cent of consultants now offering banking products to their clients. The offering consists of a wide range of products and services provided by National Bank of Canada under a long-term distribution agreement, and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards. Clients have access to over 1,400 banking machines, as well as a private labeled client Web site and private labeled client service centre. The Solutions Banking offering supports Investors Group's approach to delivering total financial solutions for its clients via a comprehensive financial planning platform.



KATHLEEN MOIR MORRIS | Hitching Posts | circa 1923

As a young artist, Morris accompanied A.Y. Jackson on trips to the villages bordering the St. Lawrence River, and these trips influenced her earlier works. However, she soon realized that the city provided a greater variety of scenes for her brush. She joined the Beaver Hall Group shortly after it was founded in 1920. Its members — primarily women artists who espoused the Modernist movement — shared a studio at 305 Beaver Hall Hill. With them, Morris explored the expressive use of form and colour. Her favourite season was always winter; her snow scenes were characterised by a free, arabesque-like treatment of forms that created undulating movements, interspersed with touches of vivid red that modulated the colour tones.

When the automobile entered the picture at the end of the 19th century, the horse was not necessarily put out to pasture — at least not in winter, or in rural areas. The pressure of urban economic activity induced cities to acquire snow-removal equipment so that the streets could be cleared for traffic of all kinds. Outremont, for example, became the first city in the world to purchase a so-called "snow remover snowblower" in 1927. Until the 1930s, remote villages, isolated by a lack of winter road maintenance, were obliged to rely on coachmen and their horse-drawn sleighs to carry travellers and their luggage from terminuses such as the one depicted here.

The mortgage operation had $848 million in mortgage originations during the year and enhanced its product offering with the introduction of two new variable rate mortgage products. Investors Group added the Variable Rate Mortgage and the Lock & Roll Mortgage to its mortgage product shelf on September 7, 2004 in order to provide its mortgage specialists and consultants with more flexibility within the mortgage product offering. Both mortgages offer convertibility features and prepayment options designed to meet clients' changing needs. Consultants and clients have responded very favourably to these new product offerings.

Investors Group continues to be a leading distributor of life insurance in Canada, with a comprehensive range of insurance products. Through its arrangements with leading insurance companies, Investors Group offers a comprehensive range of term, universal life, whole life, disability, critical illness, long-term care, personal health care coverage and group insurance. During 2004, sales of insurance products as measured by annualized premiums were $30 million. The average number of consultants with insurance licenses represented 79 per cent of the consultant network. Distribution of insurance products is enhanced through 41 insurance specialists who assist consultants with the selection of appropriate insurance solutions.

Investors Group Securities Inc. continues to be an important part of Investors Group's product and service offering, assisting consultants in attracting clients and maintaining relationships with investors who wish to include individual securities as a part of their overall financial plan. In 2004, the securities operation aided consultants in gathering external assets of $1.12 billion, increasing assets under administration by 15.9 per cent during the year.

COMMITMENT TO BUSINESS STANDARDS

In 2004, the company worked with regulators to resolve concerns regarding market timing in the Canadian mutual fund industry.

A settlement agreement was reached to provide compensation to unitholders affected by market timing activities by a client in a number of the company's international mutual funds.

The company will continue to promote, with regulators and industry members, the application of clear and consistent standards for the benefit of clients.

ENDURING PARTNERSHIPS — COMMITMENT TO COMMUNITY

In 2004, Investors Group continued its unwavering support of the communities in which its employees, consultants and clients live and work. Consultants and employees again have given tirelessly of their time and expertise, supporting countless local charitable organizations. Corporately, Investors Group supports United Way through contributions to local campaigns across Canada, and is also a major partner with Volunteer Canada, encouraging volunteerism throughout the country. This spirit of joining together to respond to the needs of others was also evident following the tragic tsunami disaster in Asia on December 26. Within days of the devastation, employees and consultants across the country drew on Investors Group's matching gift program to support relief efforts in the region.

This year, the company formed a partnership with the Canadian Association of Food Banks and created *Food for Thought*, a national campaign of local initiatives to raise awareness about hunger issues.

Also in 2004, Investors Group was proud to present for the first time the prestigious Herbert H. Carnegie Community Service Award. The award was presented to Ross Elliott, a consultant from Halifax, for his extensive community service at home and abroad, including a humanitarian mission to Uzbekistan and a local program to provide hockey equipment to underprivileged children.

Investors Group is committed to corporate citizenship and building strong, enduring partnerships within our communities. This commitment is a natural extension of the company, and is both a responsibility and privilege.

LEADERSHIP

Mr. Murray J. Taylor was appointed President and Chief Executive Officer of Investors Group Inc. in April, 2004. Mr. Taylor's appointment followed very successful roles with Investors Group as head of sales and marketing operations and previously as leader of the transition activities between Mackenzie and Investors Group. He joined Investors Group after 25 years with Great-West and London Life, where he played a key role in establishing those companies' leading market positions among life insurance companies in individual investment products.

ENDURING PARTNERSHIPS — FOR THE LONG TERM

Looking ahead to 2005, Investors Group remains focused on providing Canadians with expert financial planning advice and high-quality products and services. The company's commitment to building enduring relationships is strong, as it continues to support partnerships with consultants, long-term relationships with clients, and service to communities. The company looks forward to business growth in a manner that supports these commitments, building on the strengths of its unique heritage and culture.

Mackenzie, through relationships with over 30,000 independent financial advisers across Canada, provides a broad array of products to over one million investors.

Mackenzie holds a 7.5 per cent share of the Canadian mutual fund market. Through a subsidiary, it is the leader in offering trusteeship and administrative services, as well as banking products to the independent financial planner distribution channel.

Over 1 million
Canadians served

$43 billion
in fee earning assets

30,000
independent financial advisers

Mackenzie Financial Corporation



JAMES L. HUNTER
Chairman of the Board



CHARLES SIMS
President and
Chief Executive Officer

Founded in 1967 and recognized as one of Canada's premier mutual fund managers, Mackenzie is a multi-faceted investment management and financial services company. The company's broad offering of 133 mutual funds have consistently delivered strong investment performance. Mackenzie has established strong relationships with independent financial advisers, providing a significant distribution network for its products. Under the Mackenzie master brand, the family of mutual fund and asset management product brands includes Cundill, Ivy, Keystone, Maxxum, Sentinel, Select Managers, Symmetry, Universal and the recently introduced Mackenzie Structured Products brand.

HIGHLIGHTS

> During 2004, Mackenzie led the industry in gross sales through the financial advisory channel with sales of $6.8 billion. Net sales rebounded sharply to $795 million in 2004, versus net redemptions of $69 million in 2003.

> At December 31, 2004, 85 per cent of Mackenzie's mutual funds were in the first or second quartile on a five-year performance basis and 78 per cent were in the first or second quartile on a ten-year performance basis.

> At the Canadian Investment Awards in December 2004, Chief Investment Strategist Fred Sturm was recognized as Analysts' Choice Fund Manager of the Year, the Mackenzie Cundill Value Fund took Fund of the Year honours, and Alexander Christ, retired founder of Mackenzie and long-time investment manager, was awarded the Career Achievement Award in recognition of his lifetime contribution to the industry.

> In 2004, Mackenzie continued to build distribution by sub-advising investment products for other distributors. Significant growth in sub-advised assets was realized.

Canadian investors once again enjoyed positive returns from equity markets in 2004. However, despite several years of positive markets, investors remained cautious as they exhibited a preference for products offering income or capital protection. As Canadians sought quality investment approaches, Mackenzie's proven approach to investing was particularly attractive. With a consistent approach to finding quality investments based on fundamental research, Mackenzie has earned a track record of credibility and reliability over the long term. The Mackenzie brand and nine product sub-brands within the Mackenzie family represent products and services trusted by financial advisers and investors alike.

Mackenzie's quality approach was rewarded in 2004, as the company led the industry in sales of mutual funds through the financial advisory channel. Mutual fund sales for the year ended December 31, 2004 were $6.8 billion, compared with $5.3 billion in the prior year. Mutual fund net sales increased significantly for the period, reaching $795 million, compared with net redemptions of $69 million in the prior year.

Overall Mackenzie's relative fund performance continues to be strong. At December 31, 2004, 36 per cent of Mackenzie mutual funds had a four or five star Morningstar™ rating which is unchanged from December 31, 2003, and is higher than the Morningstar™ universe of 32 per cent. As at December 31, 2004, 66 per cent of Mackenzie's mutual funds had a rating of three stars or better. This compares with 71 per cent at December 31, 2003 and compares to the Morningstar™ universe of 70 per cent. Mackenzie continues to streamline its product line to avoid duplication, create efficiencies, and enhance the value provided to investors. During 2004 six funds were merged into other funds with similar mandates to create better economies of scale for Mackenzie investors.

Partnership, communication and innovation characterize Mackenzie's operational accomplishments in 2004.

PARTNERSHIP WITH ADVISERS

Mackenzie's commitment to partnership with the adviser community was evidenced by further support of their quest for continuous learning. Mackenzie University offers programs designed to complement adviser education objectives by sharing and enhancing knowledge in the areas of estate and tax planning, investment management, life cycle and risk management. Mackenzie's educational support of advisers is part of an ongoing commitment to strengthening relationships, building partnerships that benefit both parties and ultimately, investors.

COMMUNICATION

During the year, Mackenzie undertook an extensive investor communication initiative. The initiative provided the investing public with timely and accurate information on the salient issues that affect mutual fund management and financial planning. Communication regarding fees, compensation and assessing investment performance were presented in a series of printed publications. Direct, forthright communication around these and other key issues helped to inform investors and underscore the value of mutual funds and active management.



PAUL CARON | Old Shops, Notre-Dame Street | 1923

Montréal native Paul Caron began his artistic career at the age of 17, working as a stained-glass designer at the manufacturer J.C. Spence & Sons. Perhaps because their translucent tones reminded him of his earlier work, water-colours would eventually become his favourite medium. He did, in fact, exhibit a sketch of a stained glass window at the Universal Exposition in Paris in 1900. After working as a draughtsman for the newspaper *La Presse*, Caron became its artistic director from 1897 to 1908, and did work for several other Toronto and Montréal publications. Drawing inspiration from the city's various neighbourhoods, and from Old Montréal in particular, Caron was well known for his picturesque winter scenes, extensively reproduced as Christmas cards.

Located opposite the former Courthouse, not far from the erstwhile marketplace in Jacques-Cartier Square, these houses were built around 1810, after the 1803 fire that ravaged this part of this city. Initially, they served as both dwellings and places of business, but their function changed considerably as merchants and public authorities worked to develop the neighbourhood. These simple, well-designed structures were typical examples of 18th-century urban housing: built of square, usually roughcast stone, with windows and doors framed in cut stone, firebreak walls and large sheet-metal roofs with dormer windows that drained onto the street below.

INNOVATION

Mackenzie is a recognized product innovator in Canada and is constantly striving to develop better products that meet the evolving needs of investors. Mackenzie's ability to innovate has historically been a key to growth in assets under management and administration.

Mackenzie continued to innovate in 2004 with the introduction of its Symmetry Portfolio Service — a strategic asset allocation program. Symmetry enables advisers to design customized portfolios for their clients, optimized on an ongoing basis according to the investor's individual objectives and preferences. The program allows advisers to select from both equity and fixed income investment products offered by Mackenzie and other leading Canadian and global manufacturers. Symmetry is unique in that its Web-based interface gives advisers input into the portfolio construction within the broader asset allocation framework, and offers powerful tax benefits, supported by a superior reporting framework. Since its launch in February, advisers have responded very positively to the program and its benefits, attracting $300 million in assets.

Mackenzie offers a broad array of investment products. And while mutual funds comprise the most significant part of its business, the company is complementing these offerings with specialized products that meet the evolving needs of investors. In mid-2004 Mackenzie formalized a Structured Products Group to focus on product innovation opportunities and to drive all non-mutual-fund product development.

The new Structured Products business successfully launched its first resource flow-through offering, the Mackenzie 2004 Resource Limited Partnership, which at December 31, 2004 had assets of $33.8 million. In addition, the MSP Maxxum Trust closed-end fund raised $108 million. Underlying assets of the various structured products are being managed by Mackenzie investment managers.

In partnership with CIBC, Mackenzie issued CIBC FULPaY™ Mackenzie Funds-Linked Deposit Notes Series 4, 5 and 6. The Notes have the potential to deliver returns through a link to the performance of selected Mackenzie funds. Sold over a selling period of limited duration and traded on the secondary market, these debt instruments proved popular with investors seeking the upside potential offered by mutual funds but concerned about safety of principal. Total sales of the three Mackenzie issued CIBC FULPaY™ Mackenzie Funds-Linked Deposit Notes exceeded $75 million in 2004.

EXPANDING DISTRIBUTION CHANNELS

In 2004, Mackenzie continued to expand its distribution in a variety of channels. These initiatives included new sub-advisory mandates with a major insurance company and two major mutual fund dealers, and expansion of sub-advisory roles within the banking channel and with sister companies within the Power Financial group. The company also realized significant growth on a sub-advisory mandate distributed in the U.S. market through Waddell & Reed.

During 2004, Mackenzie updated its brand identity to Mackenzie Investments. The new brand more accurately reflects the breadth of Mackenzie's product line and its commitment to delivering the variety of investment products and services today's financial advisers and investors require.



MARC-AURÈLE FORTIN | Les grands ormes, Sainte-Rose | circa 1926

Unlike most of his contemporaries who studied at the major art schools in Paris, Marc-Aurèle Fortin learned the rudiments of his craft in Montréal before refining his technique at art classes in Boston, New York and Chicago between 1909 and 1914. This artist always sketched outdoors because, as he said, "in the presence of nature, we forget our pretensions." He would finish the pictures later in his studio, highlighting the leaves with successive, dab-like strokes that made them appear to have been individually painted. This painting is from the famous *Tall Elmtrees* series, inspired by the countryside around Sainte-Rose (the village where he was born) on the north shore of Île Jésus. To convey the idea of a powerful nature overshadowing the human condition, Fortin deliberately accentuated the immense scale of the trees, contrasting it with touches of red representing strange little figures on the sidewalk.

The distinctive outline of North America's tall elm trees has become a characteristic feature of the rural St. Lawrence River valley. They were as essential to the identity of small villages as they were to the prestige of large urban thoroughfares such as Montréal's Sherbrooke Street. Decimated by disease and development, their numbers shrank to a mere few hundred on the island of Montréal. Current research points to a possible reintroduction of the hardier varieties, and the City of Montréal has decided to replant Dalhousie Square with elms.

M.R.S. GROUP OF COMPANIES

Mackenzie continues to benefit from the support and contribution of its trust and administration services operations at the M.R.S. Group of Companies. M.R.S. provides independent dealers and advisers access to back office administration, software solutions, Web-enhanced services, deposit and lending products, and trustee services. Together, Mackenzie and M.R.S. are well aligned, allowing the companies to deliver services both internally and externally, that are unique in the industry, building competitive advantage and enabling operating efficiencies for Mackenzie and its independent dealer clients.

LEADERSHIP

In 2004, Mr. James L. Hunter announced his intention to retire as President and Chief Executive Officer of Mackenzie Financial Corporation. Mr. Hunter has been with Mackenzie since 1992. During that time, Mackenzie has strengthened its leadership position in the mutual fund industry and enhanced its reputation in Canada for providing high-quality products and services to financial advisers and their clients.

The company was pleased to announce that Mr. Charles R. Sims will join Mackenzie Financial Corporation in March of 2005 as President and Chief Executive Officer. Mr. Sims has extensive experience in the Canadian, U.S. and international mutual fund markets. For the past 15 years he has been with Franklin Resources Inc., the largest publicly traded asset management company in the world, where he has held leadership roles in the United States and Canada across a range of activities.

THE YEAR AHEAD

As the financial services industry and Canadian investors become increasingly sophisticated, Mackenzie is well positioned to meet their evolving and increasingly complex needs. Mackenzie is committed to offering innovative products and services that are beneficial to both advisers and investors, delivering choice and flexibility while always remaining true to a proven, quality approach to investing.



ADRIEN HÉBERT | Montreal Harbour | 1928

Adrien Hébert was born in Paris into a family of artists: his father was Louis-Philippe Hébert, the famous Québec sculptor. After a childhood and education divided between Paris and Montréal, Adrien settled in Montréal in 1924, at which point he began to focus on portraying the modern industrial cityscape. His works testify to Québec's rapid urbanization: by 1931, 59% of its population was living in cities. His paintings stand in stark contrast to the prevailing artistic movement, which was characterised by rural scenes at a time when large numbers of people were gravitating toward the city. Because of this focus, Hébert stands out as one of the leading figures of the modernist movement. Through a composition that skilfully combines the slanting lines of the masts with a downward view into the ship's hold, the elevator's imposing mass is projected against the sky like a modern-day cathedral.

Since it was incorporated in 1830, the Port of Montréal has experienced considerable growth due to an increase in marine traffic to England, the dredging of the St. Lawrence and the development of rail links originating in Montréal. These have transformed the port into an efficient facility of international scope. The large grain elevators that were so essential to grain shipments since they were first built here in 1885, thus acquire symbolic significance. Elevator 2, shown here, was built between 1910 and 1912 by the Chicago engineering firm J.S. Metcalf. Although its bulk hid the large public building known as Bonsecours Market from arriving travellers, it did inspire many modern European architects such as Walter Gropius and Le Corbusier.

PARGESA GROUP

Pargesa Holding S.A. is a European-based holding company with interests in four large European companies.

Through Bertelsmann, Pargesa participates in the world's major media and entertainment markets. Bertelsmann controls RTL Group, the leading television group in Europe; Random House, the world's largest book publisher and the BMG music group. Through Imerys, Pargesa is involved in producing minerals and ceramic components used in a variety of industrial applications.

Pargesa also has significant investments in Paris-based Total and Suez S.A. (Suez). Total is a global petroleum company created through the merger of Total, Elf and PetroFina. Suez is a leading industrial organization providing infrastructure and global utility services in electricity, water and waste management.

Pargesa achieves significant returns through realizations on investments.

14.9%
annual compound return to shareholders since 1990

$7.2 billion
market capitalization

$1.6 billion
aggregate dividends paid to shareholders since 1990



AIMERY LANGLOIS-MEURINNE
Managing Director,
Pargesa Holding S.A.

PARJOINTCO N.V.

Power Financial Corporation, through its wholly owned subsidiary Power Financial Europe B.V. (PFE) and the Frère group of Belgium, each hold a 50 per cent interest in Parjointco N.V., a Netherlands-based company. Parjointco's principal holding is a 54.3 per cent equity interest (61.4 per cent of the voting shares) in Pargesa Holding S.A. (Pargesa), the Pargesa group's parent company, which is based in Geneva, Switzerland.

PARGESA'S PORTFOLIO

As at December 31, 2004, Pargesa had a majority equity interest of 48.0 per cent (50.2 per cent of the voting shares) in the Belgian holding company Groupe Bruxelles Lambert (GBL). Pargesa and GBL had shareholders' equity of $7.1 billion and $12.9 billion, respectively, at year-end 2004.

Pargesa and GBL together hold a controlling interest in Imerys, a world leader in industrial minerals. GBL also has interests in three leading European companies: Bertelsmann (media and entertainment), Total (oil, gas and chemicals) and Suez (energy, water and waste services).

The strategy of the Pargesa group is to focus on developing and adding value to the companies in which it holds substantial interests. As at December 31, 2004, the group's four main interests — Bertelsmann, Total, Suez and Imerys — accounted for 93 per cent of Pargesa's adjusted net asset value.

BERTELSMANN

With its head office in Gütersloh, Germany, Bertelsmann is an integrated media and entertainment company. The company generated revenues of €17 billion ($27 billion) in 2004. It has leading positions in the world's major media and entertainment markets. The group includes:

> RTL Group, Europe's leading television, radio and television production group;

> Random House, the world's largest consumer book-publishing group with more than 250 publishers, including Alfred A. Knopf, Bantam, Siedler Verlag, and Goldmann;

> the international publishing house Gruner + Jahr, Europe's largest magazine publisher;

> the Bertelsmann Music Group (BMG), a global leader in recorded music and music publishing with more than 200 labels, including RCA, Arista, Jive, and J Records, and artists such as Alicia Keys, Dido, Pink, TLC, and Whitney Houston;

> DirectGroup, Bertelsmann's direct-to-customer businesses, which includes book and music clubs with more than 40 million members worldwide;

> Arvato, which contains the group's media services including the expanding units Arvato Logistics Services Group and Arvato Direct Services.

Among the key events of the year, Bertelsmann and Sony Corporation combined their recorded music businesses in a joint venture. The newly formed company, Sony BMG, is 50 per cent owned by Bertelsmann and 50 per cent owned by Sony Corporation of America and is based in New York. This transaction, completed in August 2004, lays the groundwork for a new company that focuses on the core creative business, seeking to create an environment where it can best serve the global music audience and where artistic expression can thrive. This transaction is expected to enhance the profitability of the Bertelsmann's music business unit, which has been operating in a challenging market environment during the past few years.

In 2004, the macroeconomic environment had a positive impact on the media markets relevant to Bertelsmann. The company concentrated on improving profitability in its core businesses and on strengthening its market positions. Operating EBIT rose to €1,429 million ($2,311 million) from €1,026 million ($1,624 million) the previous year. Operating return on sales rose from 6.1 per cent to 8.4 per cent. In addition, Bertelsmann recorded non-recurring profits of €468 million ($757 million) in 2004, primarily on the contribution of BMG's recorded music division to the Sony BMG joint venture and the sale of the Bertelsmann building in New York. Net income stood at €1,032 million ($1,669 million) for the year, as compared with €154 million ($244 million) in 2003.

RTL GROUP

RTL Group is Europe's leader in television, radio, and TV production, with revenues of €4.9 billion ($7.9 billion) in 2004. RTL Group has holdings in 31 television channels and 30 radio stations in 10 European countries. Based in Luxembourg, it produces more than 180 programs in 33 different countries. RTL Group is one of the world's leading non-US content providers. In 2004, RTL Group became the main shareholder in the French M6 TV channel, after the Suez Group sold most of its stake. As a consequence, RTL started to account for M6's results under the full consolidation method. This had a positive impact of €92 million on the operating EBIT of the RTL group, which stands at €668 million ($1,080 million), compared with €503 million ($769 million) in 2003.

Pargesa Holding S.A.

PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST AS OF DECEMBER 31, 2004

PARGESA

48.0%[1]

GROUPE BRUXELLES LAMBERT

25.1% BERTELSMANN

3.7% TOTAL

7.1% SUEZ

26.4% 27.1% IMERYS

[1] PARGESA HELD 50.2 PER CENT OF THE VOTING RIGHTS IN GBL AT DECEMBER 31, 2004.

DISTRIBUTION OF ADJUSTED NET ASSET VALUE OF PARGESA
AT DECEMBER 31, 2004



RANDOM HOUSE

With revenues of €1.8 billion ($2.9 billion), Random House is the world's largest English-language publishing house, encompassing publishers such as Ballentine Books, Bantam Dell, the Knopf Publishing Group, and Golden Books Entertainment, one of the leading U.S. children's book publishers with extensive rights to family entertainment properties. Grupo Editorial Random House Mondadori, based in Barcelona, is the world's second-largest publisher of trade books in Spanish. In Germany, the activities of Verlagsgruppe Random House include such imprints as C. Bertelsmann, Albrecht Knaus, Siedler Verlag, Berlin Verlag, and Goldmann paperbacks. Random House also controls Luchterhand Literaturverlag, which publishes such renowned authors as Christa Wolf, Pablo Neruda, Ernst Jandl, and Frank McCourt. In 2004, despite negative currency effects of the decline of the U.S. dollar, operating EBIT reached €140 million ($226 million), compared with €115 million ($182 million) in 2003.

GRUNER + JAHR

Gruner + Jahr, Europe's largest magazine publisher, generated revenues of €2.4 billion ($3.9 billion) in 2004. The group publishes over 110 magazines and newspapers in 15 countries with titles such as GEO, Capital, Femme Actuelle, Family Circle, and Parents. In 2004, the company embraced an important growth and innovation strategy to counter the difficult situation faced in some of its main advertising and distribution markets. As a result, 20 new titles were launched worldwide. Primarily due to costs associated with the launch of these new magazines, operating EBIT stood at €210 million ($340 million), compared with €233 million ($369 million) in 2003.

BMG

The record 121 nominations at the 2005 Grammy Awards and 28 Grammy Awards received are testimony to the creative leadership achieved by the Sony BMG joint venture across all musical genres and regional borders. Market shares were improved in many markets due to success on the charts by artists such as Usher, Avril Lavigne, Outkast, Dido and Maroon 5. Successful new albums were also released by artists such as Celine Dion, Britney Spears, Rod Stewart, Destiny's Child, and Good Charlotte. The world's bestselling album was Confessions by Usher, with 12 million units sold.

Despite pricing pressure, continued flat consumer demand, product piracy, and the illegal distribution of music files on the Internet, BMG improved its operating results from €54 million ($85 million) in 2003 to €162 million ($262 million) on sales of €2.5 billion ($4.0 billion) in 2004.

ARVATO

With approximately 60 subsidiaries in the world, Arvato is one of the largest internationally networked media service providers. The group consists of the Bertelsmann Services Group, which offers its customers industrial services such as the management of information, data and merchandise flows, service centres, storage media production, digital rights management, and state-of-the-art printers. Arvato also includes Sonopress, the world's leading manufacturer of CDs and DVDs, the multimedia-printing operation Topac, and Digital World Services, the leader in Internet digital rights management. Arvato's operating results for 2004 were €310 million ($501 million), compared with €261 million ($413 million) in 2003.



JACK BEDER | Hôtel-Dieu from Fletcher's Field | 1931

Born in Opatow, Poland, Beder immigrated to Montréal in 1926 and enrolled at the school of fine art in 1929. By attending free evening classes, he was able to work as a poster artist at Stanway's during the day for the next five years. This work was painted in 1931, the same year in which Beder won first prize in his class. Members of the jury included the dean of the school, professors and artists. At that time, he was living with his family (who had followed him from Poland) on Duluth Street, on the eastern side of Mount Royal, just a few blocks from Fletcher's Field. Beder made the most of this location, immortalizing the daily life of the streets and the parks in and around his neighbourhood.

Founded in 1644 by Jeanne Mance, the Hôtel-Dieu Hospital is one of the oldest institutions in Montréal. It was first built on Saint-Paul Street in Old Montréal, where it gradually expanded over the next 200 years. Extensive changes to the long-standing edifice made it necessary for the hospital to leave its location near the port. The new building, designed by architect Victor Bourgeau, was erected in 1861 in an area known as Mont Sainte-Famille, on land owned by the Religious Hospitallers of Saint Joseph. Today, the site is one of the few urban conventual complexes with the quaint features of a bygone era, including a garden and orchard.

DIRECTGROUP BERTELSMANN

DirectGroup Bertelsmann comprises Bertelsmann's direct-to-customer businesses, and combines Bertelsmann's traditional strengths in direct marketing and program expertise with the online distribution of books and music. It ranks first among international book and music clubs, with more than 40 million subscribers. In 2004 management continued to focus on improving profitability and growth in this business segment. Some 40 new bookstores were opened in China; Family Leisure Club, with 700,000 members, was bought in the Ukraine; and a new venture was begun in Korea. As a result, operating EBIT has improved from €4 million ($6 million) in 2003 to €32 million ($51 million) in 2004.

TOTAL

Total is an international oil, gas, and petrochemical group that resulted from successive mergers of the Total, PetroFina and Elf Acquitaine groups. Total is based in Paris, France and operates in 100 countries. It is involved in all aspects of the oil and gas industry, from exploration and production to refining and retail distribution. The petrochemical group is a leader in each of its market segments, which include petrochemicals and plastics, intermediate and performance polymers, and specialty chemicals. In 2004, Total had sales of €122 billion ($197 billion). Investment expenditures remained substantial and totalled some €8.7 billion ($14.1 billion). Net cash flows from operating activities before changes in working capital amounted to €14.4 billion ($23.3 billion), compared with €12.4 billion ($19.6 billion) in 2003.

In 2004, a sharp rise in the price of crude and refining margins, as well as a turnaround in petrochemical margins in the second quarter, lifted adjusted net income before non-recurring items to €9.0 billion ($14.6 billion). This was a 23 per cent increase from 2003, despite the dollar's fall against the euro. A share buy-back program in an amount of €3.5 billion ($5.7 billion), representing 3.6 per cent of capital, helped drive net income per share on the same basis to a record €14.68 an increase of 27 per cent from 2003. Net income came to €9.6 billion ($15.5 billion), up 37 per cent.

In 2004, Total's return on average capital employed was 24 per cent, one of the best in the industry, and return on equity was 31 per cent, versus 26 per cent in 2003.

UPSTREAM SECTOR Total's hydrocarbon production increased two per cent in 2004, to 2.5 million barrels of oil equivalent per day. Proven reserves were 11.1 billion barrels of oil equivalent. These proven reserves represent 11.8 years of production based on the current production rate. The 2002-2004 average reserve replacement rate for Total's consolidated subsidiaries was 120 per cent, and the rate for all subsidiaries was 106 per cent.

DOWNSTREAM SECTOR Total is Europe's largest refiner and distributor. In 2004, it refined an average of 2.5 million barrels per day, a one per cent increase. Capacity utilization rose to 93 per cent, from 92 per cent in 2003. Refined product sales came to 3.7 million barrels per day, up three per cent from 2003.



MARC-AURÈLE FORTIN | Montréal-Nord | 1935

During his lengthy stay in the United States, Fortin was influenced by the work of such masters as E.C. Tarbell, E.J. Timmons and J.H. Vanderpoel, all followers of the American school of impressionism. Convinced that he would develop his own pictorial approach as he painted, he struggled to break free from their influence. The age-old tree that stands tall and isolated, drawing strength from its deep roots, was a recurrent theme in Fortin's work for over 50 years, but those with bare, black branches — both sad and imposing — mark a turning point in his career. When his father died in 1933, Fortin came into an inheritance that enabled him to travel through Europe for two years. Painted upon his return to Sainte-Rose in 1935, this work presages a new period in which the artist would depict a landscape over a black and grey background, using a technique he called *manière noire* (black style) and *manière grise* (grey style). Although he subsequently gave up working in this technique, the paintings he produced during this brief six-year period made him famous.

Development along the shores of Rivière des Prairies gradually obscured much of the history of the island of Montréal's north shore, an area that had been primarily agricultural from the French regime through to the post-war period. Some of the farms in this area — the stone houses themselves and their outbuildings, along the road that became Gouin Boulevard — were built on hills because of flooding from the river they faced. A few were built in the 1740s; conscientious owners and various forms of legal protection have enabled them to survive the urbanization that so profoundly altered their surroundings. They serve as tangible proof of enduring principles of construction and proportions, passed on by their anonymous builders to today's inhabitants.

PETROCHEMICALS SECTOR In 2004, sales for the petrochemicals segment were €20.0 billion ($32.3 billion), up 16 per cent. The segment benefited when petrochemical margins bounced back in the second quarter and from improved steam cracker availability. The three areas of activity — vinyl products, industrial chemical products and performance products — have been brought together under common management. This should enable them to become independent by being listed on an exchange in 2006 if market conditions permit and the necessary authorizations are obtained.

SUEZ

With its head office in Paris, France, Suez is a leading international industrial organization providing private infrastructure and global utility services related to energy and the environment. In 2004, the group generated revenues of €40.7 billion ($65.8 billion) through operations in 130 countries, 90 per cent of which came from European and North American operations.

In 2004, Suez made a priority of developing its energy and environment activities. The group continued to rationalize its portfolio of operations, improving profitability and its risk profile. The disposal of the communications segment (the M6 and Paris Première television channels and Noos cable television activities) was announced in September 2003 and completed in the first quarter of 2004.

Net operating results came to €1.1 billion ($1.8 billion), up 48.2 per cent from the previous year. Net income including the gain on the disposal of M6 was €1.8 billion ($2.9 billion) as compared to a net loss of €2.9 billion ($4.6 billion) in 2003. Suez continued to pursue the debt reduction policy adopted in 2003, bringing the group's net debt down from €15 billion ($24 billion) at year-end 2003 to €11.5 billion ($18.6 billion) at year-end 2004. The return on capital employed was 11.9 per cent, as compared to 8.5 per cent in 2003 and 7.6 per cent in 2002.

IN THE ENERGY SECTOR, Suez generated sales of €29.3 billion ($47.4 billion). Suez controls 100 per cent of the Belgian company Suez-Tractebel, one of the largest private electric utilities in the world: it employs over 86,000 people and has an installed production capacity of more than 56,000 megawatts, making it the tenth largest producer of electricity in the world. Through its affiliates, Suez-Tractebel operates gas transportation facilities and provides management and maintenance services for thermal installations, urban heating and cooling systems, and co-generation systems, mainly in Europe and the United States.

IN THE ENVIRONMENTAL SECTOR, Suez is the world leader in water-quality improvement and engineering management, with sales of €11.4 billion ($18.4 billion). Its subsidiary, Degrémont, is the global leader in its field having built 10,000 plants over the last 65 years. Degrémont provides engineering services for the design and construction of water treatment plants. Suez is also a major European operator in the area of waste management and is involved in the collection, sorting, processing, storage, and recycling of a wide range of household and industrial waste.



FREDERICK BOURCHIER TAYLOR
In Percy Walters Park, Between Simpson & Redpath Sts., Below Pine Ave. Montreal... | 1950

A native of Ottawa, Frederick Bourchier Taylor received a degree in architecture from McGill University in 1930 where, after advanced studies in London, he taught from 1940 to 1943. He then devoted himself to painting and to reproducing the Montréal cityscape. His modernist approach and rigorous attention to detail reflect his early training, but this strict precision is often tempered by the lively figures that people his works.

In 1944, a company owned by Montrealer Percy R. Walters donated a parcel of land to the City for the creation of this park, on the condition that access to it be both public and permanent. The notarial deed stipulated that the park was intended primarily for young children, that it was to be closed to vehicles and heavy equipment and that the playing of noisy games was to be prohibited. The park is located in the prestigious Golden Square Mile, where, in another era, the city's industrial and commercial elite lived in stately homes surrounded by gardens. Here the viewer can see Yuile House, built in 1918; after a fire in the 1980s, it was subdivided into condominiums.

IMERYS

The Imerys group is a world leader in the production and sale of value-added minerals. Imerys posted annual sales of over €2.8 billion ($4.5 billion) for fiscal 2004. With substantial mineral reserves and sophisticated processing facilities, Imerys produces essential value-added products for a diversified clientele. The company holds market-leading positions in each of its four niches: Pigments for Paper, Specialty Minerals, Building Materials, and Refractories & Abrasives.

In 2004, sales were up 5.3 per cent, which represents the first advance since 2001 based on comparable data. The group has benefited from a generalized recovery in its main markets, particularly the Building Materials Division and the Refractories & Abrasives Division. The group was nevertheless affected by persistent weakness in the U.S. dollar against the euro (the dollar was down 9 per cent on average compared with 2003) and by higher production costs, particularly for energy and transportation. In this environment, Imerys posted an 18 per cent improvement in net operating income, to €260 million ($420 million), and a 31 per cent increase in net income, to €209 million ($338 million).

THE SPECIALITY MINERALS DIVISION, which had annual sales of €795 million ($1,285 million), produces mineral and ceramic components that are essential in a wide range of industries, including paint, plastics, adhesives, porcelain tableware, sanitaryware and floor tiles. The group is the world's leading producer of high-purity graphite, a product which has many technical applications, including the manufacturing of lithium-ion batteries for mobile phones. Imerys is also the world's leading producer of raw materials for tableware and sanitaryware.

THE PIGMENTS FOR PAPER DIVISION, which had annual sales of €759 million ($1,227 million), produces kaolin, ground calcium carbonate (GCC), and precipitated calcium carbonate. Imerys is the only company with reserves in all three major high-grade kaolin zones: the United States, the United Kingdom, and Brazil. This division also has a global production and distribution system for GCC and offers the world's widest array of pigments.

THE BUILDING MATERIALS DIVISION, which had annual sales of €718 million ($1,161 million), manufactures and sells roofing and structural products, primarily for the construction and renovation of single-family homes. Imerys is France's leading producer of clay roof tiles and clay bricks, and the largest specialized roofing products distributor. It is also the leader in the French market for high-quality natural slate tiles. Imerys products are sold across Europe, but primarily in France.

THE REFRACTORIES & ABRASIVES DIVISION had annual sales of €629 million ($1,017 million). Imerys holds the leading position in Europe for the sale of high value-added monolithic refractories and is the world's number one producer of minerals for abrasives. Refractories, which are raw materials or finished products that resist very high temperatures under harsh chemical and physical conditions, have numerous applications in industrial sectors as varied as steel, casting, power generation, ceramics and electronics.

Power Financial Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

This section of the annual report is management's discussion and analysis (MD&A) of Power Financial Corporation's (Power Financial or the Corporation) financial position, results of operations and cash flows for the year ended December 31, 2004. Additional information relating to Power Financial may be found on SEDAR at www.sedar.com. The 2005 Annual Information Form will be available in March 2005.

CONTENTS

POWER FINANCIAL CORPORATION 75

GREAT-WEST LIFECO INC. 89

IGM FINANCIAL INC. 130

THE PARGESA GROUP 148

MARCH 22, 2005

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements about the Corporation or its subsidiaries and affiliate including their business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Corporation or its subsidiaries and affiliate economic factors, and the industries in which they operate generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Corporation or its subsidiaries and affiliate due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Corporation's or its subsidiaries' and affiliate's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Corporation has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Management's Discussion and Analysis of Operating Results

OVERVIEW

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa) together with the Frère group of Belgium.

The information contained in the following sections concerning Lifeco and IGM has been extracted from the Management's Discussion and Analysis publicly released by these companies.

More information on these subsidiaries can be found in their annual reports, which are available from the Secretary of Lifeco or IGM, respectively. They are also available either directly from the Web sites of Lifeco (www.greatwestlifeco.com) or IGM (www.investorsgroup.com) or through Power Financial's Web site (www.powerfinancial.com). Pargesa will publish its 2004 annual report in April 2005. Readers can also access Pargesa's Web site, either directly (www.pargesa.ch), or through Power Financial's Web site.

LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life) and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group Inc. (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth-management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe. Reinsurance products are provided though Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

On September 24, 2004, the shareholders of Lifeco approved a subdivision of the common shares of Lifeco on a two-for-one basis. The subdivision was effective October 6, 2004. In this report, per share figures related to Lifeco for periods prior to the effective date of subdivision have been adjusted to reflect the effect of the subdivision.

At the end of December 2004, Power Financial and IGM held 70.6% and 4.2% respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

During the second quarter of 2004, IGM received shareholder and regulatory approval to change its name from Investors Group Inc. (Investors Group) to IGM Financial Inc. This change only affected the name of the public company and did not affect the name of the Investors Group financial planning and mutual fund organization. Both Investors Group and Mackenzie Financial Corporation (Mackenzie) continue to operate under their current names and through their existing brands. The new name reflects the evolution of the public company, and more accurately represents the structure of the organization today.

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its two operating units, Investors Group and Mackenzie, which offer their own distinctive products and services through separate advice channels encompassing over 34,000 consultants and independent financial advisers.

Investors Group, through a network of approximately 3,500 consultants nationwide, offers comprehensive financial planning advice and service to its clients, including investment, retirement, tax and estate planning. Through its Symphony Strategic Investment Planning approach, Investors Group offers clients a full range of investment products including 144 mutual funds as well as insurance, securities, banking and mortgage products and services.

Mackenzie is a multifaceted investment management and financial services corporation, which was founded in 1967. Mackenzie mutual funds are sold through relationships with more than 30,000 independent financial advisers across Canada.

On May 10, 2004, IGM acquired a 74.7% interest in Investment Planning Counsel Inc. (Investment Planning Counsel) for a total consideration of $99.0 million. This acquisition expanded IGM's presence in the independent financial planning channel. Investment Planning Counsel is the fifth largest financial planning firm in Canada with 600 financial planners, and had mutual fund assets under management of $1.5 billion (Counsel Group of Funds Inc.) and total assets under management and administration of $8.0 billion at December 31, 2004. The transaction was structured to maintain the entrepreneurial character of Investment Planning Counsel and was consistent with IGM's strategy of owning leading businesses in both manufacturing and distribution within the advice segment of the financial services industry. Investment Planning Counsel is operating as a separate entity and is being managed by its pre-acquisition leadership team.

At the end of December 2004, Power Financial and Great-West held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco N.V., which at the end of December 2004 held a 54.3% equity interest in Pargesa, representing 61.4% of the voting rights of that company.

The Pargesa group has substantial holdings in four major companies based in Europe, participating in media and entertainment through Bertelsmann AG (Bertelsmann); oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez S.A. (Suez); and specialty minerals through Imerys S.A. (Imerys).

OUTSTANDING NUMBER OF COMMON SHARES

As of December 31, 2004, there were 704,813,680 common shares of the Corporation outstanding, compared with 696,833,680 (adjusted for the share subdivision, described below) as of December 31, 2003.

On July 13, 2004, the holders of common shares of Power Financial approved a subdivision of the common shares of the Corporation on a two-for-one basis, which became effective on July 23, 2004. As a result, per share figures pertaining to Power Financial are reported on a post-subdivision basis, and corresponding figures per share related to periods prior to the effective subdivision date have been adjusted accordingly to reflect the two-for-one subdivision.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of the Corporation, which are the basis of information presented in this report, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and presented in Canadian dollars. (Please refer to Note 1 of the Consolidated Financial Statements.)

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio is primarily made of investments in Imerys, Bertelsmann, Total and Suez, which are held by Pargesa directly or through its affiliated Belgium holding company, Groupe Bruxelles Lambert (GBL). GBL accounts only for the dividend received from Total and Suez in its financial statements.

Pargesa, GBL, Imerys and Bertelsmann are subject to disclosure and accounting standards which vary according to their jurisdiction and applicable law: Pargesa's financial statements are prepared in accordance with Swiss generally accepted accounting principles; financial statements of GBL and Bertelsmann are prepared in accordance with International Financial Reporting Standards (IFRS); and Imerys' financial statements are prepared in accordance with French generally accepted accounting principles. Pargesa and Imerys have announced they will adopt IFRS for financial reporting purposes in 2005.

In preparing its financial statements, Power Financial has used accounting information received from Pargesa, which is intended to be the same in all material respects as that which would have been produced under IFRS standards. This information has further been adjusted by Power Financial including, in particular, the elimination of the effect of amortization of goodwill from Pargesa's results, in order to conform to Canadian GAAP.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, adjusted if necessary as described above, is included as part of "other income" in the Corporation's financial statements.

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. Consistent with past practice, in this section Lifeco and IGM, which make the most significant contribution to the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS — NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

> operating earnings, and
> other sources of earnings, referred to in this section as "other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations difficult.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Further in this report, management has provided a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the Consolidated Financial Statements (see "Reconciliation with Financial Statements" on page 80).

EARNINGS SUMMARY

CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

FOR THE TWELVE MONTHS ENDED DECEMBER 31 (in millions of dollars, except per share amounts)	2004		2003	
	TOTAL[1]	PER SHARE[2]	TOTAL[1]	PER SHARE[2]
Contribution from subsidiaries and affiliate to operating earnings	1,619		1,294	
Results from corporate activities	(66)		(33)	
Operating earnings	1,553	2.11	1,261	1.72
Other income	5	0.01	762	1.09
Net earnings	1,558	2.12	2,023	2.81

FOR THE THREE MONTHS ENDED DECEMBER 31 (in millions of dollars,except per share amounts)	2004		2003	
	TOTAL[1]	PER SHARE[2]	TOTAL[1]	PER SHARE[2]
Contribution from subsidiaries and affiliate to operating earnings	427		370	
Results from corporate activities	(17)		(16)	
Operating earnings	410	0.56	354	0.48
Other income	(6)	(0.01)	(36)	(0.05)
Net earnings	404	0.55	318	0.43

[1] Before dividends on preferred shares, which amounted to $66 million and $67 million for the full year in 2004 and 2003, respectively, and to $17 million and $17 million in the fourth quarter of 2004 and 2003, respectively.

[2] As noted above, all per share amounts are presented on a post-subdivision basis.

FULL-YEAR RESULTS

OPERATING EARNINGS

Operating earnings of Power Financial were $1,553 million or $2.11 per share in 2004, compared with $1,261 million or $1.72 per share in 2003. This represents a 23.2% increase on a per share basis.

When comparing operating results, readers are reminded that Power Financial acquired additional shares of Lifeco between May and July 2003, with approximately 85% of these shares being acquired early in July 2003. Accordingly, these shares of Lifeco contributed only partly to Power Financial's operating earnings in 2003, while they contributed for the full year in 2004.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE > Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 25% in 2004, from $1,294 million in 2003 to $1,619 million in 2004.

The increases reflect growth in the contribution from both subsidiaries, as well as in the contribution from the European affiliate:

- The contribution from Lifeco to Power Financial's operating earnings increased from $894 million in 2003 to $1,135 million in 2004, reflecting:
  - the increase of 22% in Lifeco's earnings per share, before restructuring costs. Lifeco reported earnings attributable to common shareholders, before restructuring costs, of $1,630 million or $1.827 per share in 2004, compared with $1,215 million or $1.499 per share in 2003 (these figures exclude the after-tax impact of restructuring costs of Lifeco in the amount of $30 million and $20 million in 2004 and 2003, respectively. Power Financial's share of such costs is included in Other Income). Readers are reminded that the results of Lifeco in 2003 included the results of CLFC from July 10, 2003 (the date of acquisition) only.
  - the impact, as mentioned above, resulting from the contribution for the full year in 2004 of the shares of Lifeco acquired by Power Financial in 2003.

  For more comments on Lifeco's results, please refer to the corresponding section of this MD&A.
- IGM contributed $358 million to Power Financial's operating earnings in 2004, compared with $312 million in 2003. IGM reported net income attributable to common shareholders, excluding items mentioned below, of $615.6 million or $2.31 per share in 2004, compared with $533.5 million or $2.01 per share in 2003, an increase of 14.9% on a per share basis. Net income presented above excludes in 2004 a charge to earnings recorded in the fourth quarter of $19.2 million after tax for unitholder compensation. In 2003, net income excluded the reversal of $15.6 million (after tax) of restructuring costs related to the acquisition of Mackenzie as well as a $24.8 million non-cash charge arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets, both in the fourth quarter, and a $14.8 million dilution gain recorded in the third quarter. Power Financial's share of such items is included in Other Income. More details on IGM's results and operations can be found in the corresponding section of this MD&A.
- The contribution from Parjointco to Power Financial's operating earnings was $126 million in 2004, compared with $88 million in 2003, reflecting in particular an increase in the contribution from Imerys and Bertelsmann, as well as the impact of the payment by Total in November of its first interim dividend following the decision of Total to pay its dividend in two instalments instead of

one annual dividend: the shareholders of Total thus benefited in 2004 from both the full annual dividend and the first interim dividend. This situation shall not reoccur in future years. The impact of the reversal of goodwill amortization expense included in Pargesa's operating earnings, which refers primarily to the indirect contribution from Bertelsmann, represented approximately $0.06 per share in 2004 and $0.06 in 2003.

RESULTS FROM CORPORATE ACTIVITIES › Results from corporate activities, which represent the contribution of Power Financial to operating earnings, were a charge of $66 million in 2004, compared with a charge of $33 million in 2003. As noted in the interim quarterly reports released during the year, reasons for the variance in 2004 compared with 2003 include:

› a decrease in income from investments, due primarily to lower average cash balances and lower average interest rates. The decrease in average cash balances reflects primarily the fact that, in 2003, the Corporation held a substantial amount of cash at the beginning of the year and in addition received in March the net proceeds resulting from the issuance by Power Financial of preferred shares, Series I and J, and 30-year debentures, while the acquisitions of shares of Lifeco were made later in the year, mostly in the month of July;
› an increase in interest expense, in connection with the issuance in March 2003 of $250 million of 6.90% 30-year debentures; and
› an increase in operating expenses, due to various elements. Operating expenses include, beginning in 2004 and as previously disclosed, the cost of stock options, as required under amended CICA Handbook — Section 3870.

OTHER INCOME

Other income in 2004 was $5 million or $0.01 per share, compared with $762 million or $1.09 per share in 2003.

Other income in 2004 includes a dilution gain of $9 million recorded in the second quarter, as a result of the issuance by IGM of common shares to third parties in connection with the Investment Planning Counsel acquisition as well as Power Financial's share of the $19.2 million after-tax charge recorded in the fourth quarter by IGM. It also includes Power Financial's share of restructuring costs expensed by Lifeco (see Note 3 to Financial Statements), as well as its share of non-operating earnings related to Pargesa (see the section relating to Pargesa in this MD&A).

In 2003, other income consisted primarily of a net dilution gain of $888 million recorded by Power Financial in the third quarter, as a result of the decrease of its ownership in Lifeco following the issuance of common shares to third parties in connection with the acquisition of CLFC. It also included Power Financial's share of restructuring charges recorded by Lifeco in the third and fourth quarters, its share of special items recorded by IGM mentioned above, its share of non-operating earnings related to Pargesa, and other non-recurring items, consisting principally of an adjustment to the provision to cover future dilution losses that could result from the exercise of stock options granted by subsidiaries.

NET EARNINGS

Net earnings, which include operating earnings and other income, were $1,558 million or $2.12 per share in 2004, compared with $2,023 million or $2.81 per share in 2003.

FOURTH QUARTER RESULTS

For the three months ended December 31, 2004, operating earnings were $410 million or $0.56 per share, compared with $354 million or $0.48 per share in the corresponding period in 2003. This represents a 15.6% increase on a per share basis.

The contribution from subsidiaries and affiliate to operating earnings was $427 million in the fourth quarter of 2004, compared with $370 million in the same period last year, reflecting higher contributions from Lifeco, IGM and Pargesa.

› Lifeco's net income attributable to common shareholders, before restructuring costs related to the acquisition of CLFC, was $423 million or $0.475 per share for the fourth quarter of 2004, compared with $365 million or $0.411 per share in the corresponding period of 2003, an increase of 16% on a per share basis. Net income, after restructuring costs, attributable to common shareholders was $409 million ($0.459 per share), compared with $357 million ($0.403 per share) in the fourth quarter of 2003.
› IGM's net income attributable to common shareholders for the three months ended December 31, 2004, excluding unitholder compensation, was $161.3 million, compared with $143.8 million in 2003, excluding the reversal of restructuring costs and the non-cash income tax charge. Earnings per share on that basis were $0.61, compared with $0.54 in 2003, an increase of 13.0%. Net income attributable to common shareholders, including the items noted above, was $142.1 million for the three months ended December 31, 2004, compared with $134.6 million in 2003. Earnings per share were $0.53, compared with $0.51 in 2003.
› As explained above, the contribution from Pargesa to operating earnings of Power Financial includes, in the fourth quarter of 2004, the impact of the first interim dividend paid by Total.

Results from corporate activities were a charge of $17 million in the period in 2004, compared with a charge of $16 million for the period in 2003.

Other income was a charge of $6 million or $0.01 per share in the fourth quarter of 2004, compared with a charge of $36 million or $0.05 in the fourth quarter of 2003. Other income in 2004 includes Power Financial's share of the $19.2 million after-tax charge recorded by IGM, its share of Lifeco restructuring costs and its share of non-operating earnings related to Pargesa.

As a result, net earnings for the quarter were $404 million or $0.55 per share, compared with $318 million or $0.43 per share for the fourth quarter of 2003.

RECONCILIATION WITH FINANCIAL STATEMENTS

The following tables show a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

FOR THE TWELVE MONTHS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2004			2003		
	OPERATING EARNINGS	OTHER INCOME, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER INCOME, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	3,213		3,213	2,698		2,698
Share of earnings of affiliate	126		126	88		88
Earnings before other income, income taxes and non-controlling interests	3,339		3,339	2,786		2,786
Other income		(35)	(35)		783	783
Earnings before income taxes and non-controlling interests	3,339	(35)	3,304	2,786	783	3,569
Income taxes	856	(24)	832	827	23	850
Non-controlling interests	930	(16)	914	698	(2)	696
NET EARNINGS	1,553	5	1,558	1,261	762	2,023
Preferred share dividends	(66)		(66)	(67)		(67)
Attributable to common shareholders	1,487	5	1,492	1,194	762	1,956
PER SHARE	2.11	0.01	2.12	1.72	1.09	2.81

FOR THE THREE MONTHS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2004			2003		
	OPERATING EARNINGS	OTHER INCOME, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER INCOME, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	904		904	798		798
Share of earnings of affiliate	38		38	29		29
Earnings before other income, income taxes and non-controlling interests	942		942	827		827
Other income		(31)	(31)		(10)	(10)
Earnings before income taxes and non-controlling interests	942	(31)	911	827	(10)	817
Income taxes	236	(14)	222	242	32	274
Non-controlling interests	296	(11)	285	231	(6)	225
NET EARNINGS	410	(6)	404	354	(36)	318
Preferred share dividends	(17)		(17)	(17)		(17)
Attributable to common shareholders	393	(6)	387	337	(36)	301
PER SHARE	0.56	(0.01)	0.55	0.48	(0.05)	0.43

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

AS AT DECEMBER 31 (in millions of dollars)	2004	2003	2004	2003
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
ASSETS				
Cash and cash equivalents	3,623	3,646	286	215
Investments	81,443	81,060	9,375	8,577
Other assets	19,113	20,730	83	79
Total	104,179	105,436	9,744	8,871
LIABILITIES				
Policy liabilities	70,095	71,498		
Other liabilities	13,887	14,645	360	334
Debentures and other borrowings	3,554	4,198	400	400
	87,536	90,341	760	734
Non-controlling interests	7,659	6,958		
SHAREHOLDERS' EQUITY				
Preferred shares	1,250	1,250	1,250	1,250
Common shareholders' equity	7,734	6,887	7,734	6,887
Total	104,179	105,436	9,744	8,871
Consolidated assets and assets under administration	256,485	241,809		

(1) *Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.*

CONSOLIDATED BASIS

Total assets decreased from $105,436 million at December 31, 2003 to $104,179 million at December 31, 2004. The decrease is mainly attributable to a decrease in general fund assets held by Lifeco, as explained in the Lifeco section of this MD&A.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets at market values. The market value of Lifeco's segregated funds was $69 billion at the end of 2004, compared with $62 billion a year earlier. IGM's mutual fund assets at market value, including those of Mackenzie, were $83 billion at the end of 2004, compared with $75 billion in 2003.

For more details about Lifeco's and IGM's assets and liabilities, please refer to the respective sections relating to these companies in this MD&A.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $286 million at the end of 2004, compared with $215 million at the end of 2003. In managing its own cash and cash equivalents, Power Financial may invest in short-term paper denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation enters into currency-hedging transactions from time to time with highly rated financial institutions. At December 31, 2004, 97% of the $286 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments, which represent principally the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $798 million in 2004 to $9,375 million, compared with $8,577 million at the end of 2003. This increase is mainly due to:

> Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, for a net increase of $969 million, and

> a net negative $192 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and Pargesa.

Debentures issued by the Corporation amounted to $400 million at year-end 2004, unchanged from 2003. This includes the $150 million 7.65% debentures due January 5, 2006 and the 6.90% debentures due March 11, 2033.

For a discussion on shareholders' equity, please refer to the specific section further in this MD&A.

CASH FLOWS

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004	2003
Cash flow from operating activities	3,436	2,534
Cash flow from financing activities	(1,548)	747
Cash flow from investing activities	(1,911)	(2,072)
(Decrease) increase in cash and cash equivalents	(23)	1,209
Cash and cash equivalents, beginning of year	3,646	2,437
Cash and cash equivalents, end of year	3,623	3,646

On a consolidated basis, cash and cash equivalents decreased by $23 million in 2004, compared with an increase of $1,209 million in 2003.

Cash flows include CLFC's activity in 2004, while in 2003 CLFC was included from July 10 only.

Operating activities produced a net inflow of $3,436 million in 2004, compared with a net inflow of $2,534 million in 2003.

> Operating cash flows of $2,999 million generated by Lifeco were used in the year to acquire assets supporting policy liabilities as well as for its own financing activities including the repayment of financing obtained in connection with the CLFC acquisition.

> Operating activities of IGM, before payment of commissions, generated $790 million in 2004, compared with $673 million in 2003. Cash commissions paid in 2004 were $306 million, compared with $231 million in 2003 and reflect both the increase in mutual fund sales over 2003 levels and the increase in commission rates on Investors Group's mutual fund sales introduced in 2003 as part of changes in consultants' compensation.

Cash flows from financing activities, which include dividends paid on common and preferred shares, resulted in a net outflow of $1,548 million in 2004, compared with a net inflow of $747 million in 2003.

> The 2004 outflow includes gross proceeds from the issuance, in September, of $300 million of Lifeco's Series G First Preferred Shares, repayment of long-term debt by subsidiaries of $858 million, as well as repurchase of common shares by subsidiaries in the amount of $156 million.

> Included in the 2003 figure were gross proceeds from the issuance by the Corporation, during the month of March, of Series I and J First Preferred Shares and 6.90% long-term debentures, for a total amount of $600 million, net of $150 million representing the cash consideration paid by Power Financial in May in connection with the redemption of all of its outstanding Series B First Preferred Shares; proceeds from the issuance of $1,196 million and $300 million of long-term debt by Lifeco and IGM, respectively, net of debt repayment of $128 million and $275 million, respectively, as well as the issuance by Lifeco of $983 million of commercial paper and other loans; and repurchase of common shares by subsidiaries for a total of $158 million.

Cash flow from investing activities resulted in a net outflow of $1,911 million in 2004, compared with a net outflow of $2,072 million in 2003. Included in the figure for 2003 was the cash effect of the acquisition of CLFC by Lifeco for a net amount of $1,826 million.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, interest expense and income taxes. The payment of dividends by Lifeco and IGM, which are also holding companies, depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM also must comply with capital or liquidity requirements established by regulatory authorities.

FOR THE YEARS ENDED DECEMBER 31 [per share]		2004	2003
	CURRENT ANNUALIZED DIVIDEND[1]	DIVIDEND	DIVIDEND
Great-West Lifeco Inc. [C$] [2]	0.7800	0.6850	0.5625
IGM Financial Inc. [C$]	1.2900	1.1500	0.9900
Pargesa Holding S.A. — bearer share [SF]	100	92	86

[1] Lifeco and IGM: based on quarterly dividends declared in February 2005. Pargesa dividend to be approved at its May 2005 Annual General Meeting.

[2] Dividends for 2003 and 2004 have been adjusted to give effect to the two-for-one subdivision.

In 2004, dividends declared on Power Financial's common shares were $0.7300 per share, compared with $0.6025 in 2003 (these figures are on a post-subdivision basis). This represents an increase of 21.2% on a per share basis.

SHAREHOLDERS' EQUITY

Shareholders' equity was $8,984 million at the end of 2004, compared with $8,137 million at the end of 2003, including preferred shares issued by the Corporation.

At the end of 2004, eight distinct series of first preferred shares were outstanding, for an aggregate amount of $1,250 million, unchanged from 2003. Series A, D, E, F, H and I are perpetual preferred shares, with a stated value of $950 million (including $850 million of non-cumulative preferred shares). Each of these series is redeemable in whole or in part at the option of the Corporation, from specific dates. The balance of $300 million are non-cumulative, soft retractable preferred shares, meaning that, from specific dates and subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or find substitute purchasers for such shares, each preferred share is convertible at the option of the holder into common shares of the Corporation. For more details about the preferred shares issued by Power Financial, readers are referred to Note 14 to the Financial Statements.

Excluding preferred shares, common shareholders' equity was $7,734 million at December 31, 2004, compared with $6,887 million at the end of 2003. The increase of $847 million is mainly due to:

- a $983 million increase in retained earnings, and
- a net $194 million negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Lifeco's foreign operations and Pargesa, as explained above, and to the cross-currency swap related to the $150 million 7.65% debentures.

The Corporation issued 7,980,000 common shares in 2004 (2003 — 3,120,000) under the Employee Stock Option Plan, resulting in an increase in stated capital of $37 million (2003 — $8 million). Number of shares are on a post-subdivision basis.

Book value per share was $10.97 at the end of 2004, compared with $9.88 (on a post-subdivision basis) at the end of 2003.

RATINGS OF THE CORPORATION

There has been no change to the ratings of the Corporation in 2004. Readers are referred to the respective sections concerning Lifeco and IGM for more information on the ratings of certain securities of these companies.

AS AT DECEMBER 31, 2004	DOMINION BOND RATING SERVICE	STANDARD & POOR'S RATINGS SERVICE[1]
Senior debentures	A (high)	A+
Preferred shares		
cumulative	Pfd 2 (high)	Canadian scale P1 (low) Global scale A–
non-cumulative	Pfd 2 (high) n	Canadian scale P1 (low) Global scale A–

[1] Ratings are on a negative outlook.

NEW ACCOUNTING POLICIES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES > Effective January 1, 2004, the Corporation was required to comply with CICA Handbook — Section 1100, Generally Accepted Accounting Principles, which establishes the hierarchy of the sources of Canadian GAAP.

STOCK-BASED COMPENSATION > Effective January 1, 2004, CICA Handbook — Section 3870, Stock-Based Compensation and Other Stock-Based Payments, was amended to require expense treatment of all stock-based compensation and payments. This applies to stock options granted on or after January 1, 2002. The fair value of stock options is determined on each grant date. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in contributed surplus. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are added to share capital. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of prior years' financial statements and resulted in a $6 million reduction in retained earnings and an increase in contributed surplus of $6 million. (See also Note 1 to the Consolidated Financial Statements.)

HEDGING RELATIONSHIPS > Accounting Guideline 13 — Hedging Relationships (AcG-13), effective January 1, 2004, establishes criteria that must be met in order to apply hedge accounting for derivatives. Changes in the fair value of derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statements of Earnings. The Corporation reassessed its hedging relationships as at January 1, 2004. The impact on the Consolidated Financial Statements of derivatives which did not qualify for hedge accounting under AcG-13 was not material. Non-qualifying derivatives continue to be utilized on a basis consistent with the risk management policies of the Corporation and its subsidiaries and are monitored for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met.

EMPLOYEE FUTURE BENEFITS > Effective for December 31, 2004, CICA Handbook — Section 3461, Employee Future Benefits was amended to require enhanced disclosure of the Corporation's pension plans and other post-retirement benefits. Other than enhancements of previous disclosures, none of the changes had a material impact on the financial statements of the Corporation.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management of the Corporation, as well as management of the subsidiaries, to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major critical accounting policies and related judgments underlying the Consolidated Financial Statements are summarized below. In applying these policies, management of the Corporation and management of the subsidiaries make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance, the mutual fund and other financial services industries; others are specific to the Corporation's and its subsidiaries' businesses and operations.

The Corporation's general policies are described in detail in Note 1 to the Consolidated Financial Statements. Accounting estimates are used in particular with respect to the following items:

ACTUARIAL LIABILITIES > Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the company's obligations to policyholders. The actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgement. (Additional details regarding these adjustments and estimations can be found in Note 10 of the Consolidated Financial Statements.)

INCOME TAXES > As for any group conducting its businesses in multiple jurisdictions, the Corporation and its primary Canadian subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of these companies recognizes that interpretations they may make in connection with its tax filings may ultimately differ from those made by the tax authorities.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Corporation. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

EMPLOYEE FUTURE BENEFITS > Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations. (These estimates are discussed in Note 18 of the Consolidated Financial Statements.)

IMPAIRMENT TESTS ON GOODWILL AND INTANGIBLE ASSETS, which involve the use of estimates and assumptions appropriate in the circumstances. (See Note 1 to the Consolidated Financial Statements.)

DEFERRED SELLING COMMISSIONS > Commissions paid by IGM on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. IGM regularly reviews the carrying value of the deferred selling commissions with respect to any events or circumstances that indicate impairment or that an adjustment to the amortization period is necessary.

FUTURE ACCOUNTING CHANGES

VARIABLE INTEREST ENTITIES > Effective January 1, 2005, the Corporation will be required to comply with the provisions of Accounting Guideline 15, Consolidation of Variable Interest Entities. As a result of the new guideline, Lifeco will no longer consolidate The Great-West Life Capital Trust and Canada Life Capital Trust, that were used to issue innovative Tier 1 capital. For regulatory capital purposes, the $800 million of capital issued by the trusts has been grandfathered as Tier 1 capital by the Superintendent of Financial Institutions Canada. The capital trust units issued by the trusts will be reclassified from Non-Controlling Interests to Debentures and Other Borrowings on the Consolidated Balance Sheet. IGM is currently reviewing the potential impact that this requirement may have on its financial statement disclosure in 2005.

INVESTMENT COMPANIES > In January 2004, the CICA issued Accounting Guideline No. 18 — Investment Companies. Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The provisions of the Guideline, which are effective January 1, 2005, will be applied on a prospective basis. The Corporation is currently evaluating the impact of this new Guideline.

LIABILITIES AND EQUITY > During 2004, CICA Handbook — Section 3860, Financial Instruments — Disclosure and Presentation, was amended to require financial instruments that can be converted into a variable number of common shares be presented as a liability, effective January 1, 2005. As a result, capital trust units and soft-retractable preferred shares issued by subsidiaries, which are currently presented as non-controlling interests, will be reclassified to debentures and other borrowings on the Consolidated Balance Sheet. Also, preferred shares Series C and J issued by the Corporation, which are soft-retractable and are currently presented as equity, will be reclassified to debentures and other borrowings on the Consolidated Balance Sheet. Dividends paid on these preferred shares will be classified as interest expense on the statement of earnings. The change will not have any impact on basic earnings per share or net income available to common shareholders since preferred dividends are currently deducted from net income in determining these measures.

EARNINGS PER SHARE > CICA Handbook — Section 3500, Earnings per Share is expected to be amended in 2005 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the issuer's intention to settle the securities in cash or common shares. If the new requirement is adopted, the dilutive effects of soft-retractable preferred shares would have to be included in the calculation of diluted earnings per share.

FINANCIAL INSTRUMENTS > During 2005, the CICA plans to issue sections 1530 Comprehensive Income, 3855 Financial Instruments — Recognition and Measurement, and 3865 Hedges, which will be effective for the Corporation on January 1, 2007. These sections will address the recognition and measurement of financial instruments and the application of hedge accounting. The Corporation will review the potential impact that these new accounting requirements may have on the financial statements of the Corporation.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the Consolidated Financial Statements.

SECURITIZATIONS

IGM's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured loans through the issuance of mortgage-backed securities. During the course of the year, IGM securitized principal amounts of $208 million (2003 — $128 million), recognizing a net gain of $2 million on these transactions (2003 — $1 million). Securitized loans serviced at December 31, 2004 totalled $593 million, compared with $661 million in 2003. The fair value of the company's retained interest was $20 million at December 31, 2004 and $25 million in 2003. (See also Note 5 to the Consolidated Financial Statements.)

DERIVATIVE FINANCIAL INSTRUMENTS

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

Transactions using derivative products may be implemented for hedging purposes, for asset/liability, interest rate, equity market price or foreign currency exchange management, or to synthetically replicate an investment for those situations where it is deemed to be more effective from a cost and flexibility perspective to do so, as compared to directly investing in a particular type of investment.

The Corporation and its subsidiaries have each established strict operating policies and processes, which in particular aim at:

- prohibiting the use of derivative instruments for speculative purposes;
- documenting transactions and ensuring their consistency with risk management policies;
- demonstrating the effectiveness of the hedging relationships; and
- monitoring of the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of the Corporation.

Derivative financial instruments used by the Corporation and its subsidiaries include in particular:

- interest-rate swaps and swaptions;
- equity index swaps and futures;
- forward sales contracts;
- equity options;
- currency options;
- cross-currency swaps;
- foreign exchange forward contracts; and
- credit derivatives.

As at December 31, 2004, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $7,967 million (2003 — $9,723 million), with a maximum credit risk and total fair value of $470 million and $284 million, respectively, (2003 — $465 million and $283 million, respectively). Maximum credit risk represents the current market value of the instruments which were in a gain position only; total fair value represents the total net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See Notes 1 and 21 to the Consolidated Financial Statements for more details on the type of derivative financial instruments used by the Corporation and the related hedging strategies.

There have been no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2004.

COMMITMENTS

LETTERS OF CREDIT > In the normal course of its Reinsurance business, Lifeco provides Letters of Credit (LOC) to other parties or beneficiaries. A beneficiary will typically hold an LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from the company. An LOC may be drawn on demand. If an amount is drawn on an LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and the company will become obligated to repay this amount to the bank.

Lifeco, through certain of its operating subsidiaries, has provided LOC to both external and internal parties, which are described in details in the paragraph "Liquidity Risk (Letters of Credit)" included in the section related to Lifeco in this MD&A. See also Note 24 to the Consolidated Financial Statements.

GUARANTEES > The Corporation has adopted AcG-14, Disclosure of Guarantees, effective January 1, 2003, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payment is remote. The syndicated letters of credit provided by Lifeco to external parties (see Note 24 to the Consolidated Financial Statements) meet this definition of guarantees.

CROWN LIFE ACQUISITION AGREEMENT > As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholder's equity.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, Power Financial has access to facilities and properties held by its parent company, Power Corporation of Canada (Power). Power Financial also shares administrative services and human resources with Power. Power Financial bears its share of the associated costs.

CONTRACTUAL OBLIGATIONS

The following table provides a summary of future consolidated contractual obligations.

(in million of dollars)	PAYMENTS DUE BY PERIOD				
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Debentures and other borrowings[1]	3,554	1	302	1	3,250
Operating leases[2]	674	152	256	139	127
Contractual commitments[3]	309	288	21	—	—
Purchase obligations[4]	48	28	20	—	—
Total	4,585	469	599	140	3,377
Letters of credit - See note 5 below					

[1] Please refer to Note 11 to the Consolidated Financial Statements for further information.

[2] Includes office space and certain equipment used in the normal course of business. Lease payments are charged to operations in the period of use.

[3] Represents commitments by Lifeco. These contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

[4] Purchase obligations primarily represent commitments to acquire goods and services, essentially related to information services.

[5] Letters of credit are written commitments provided by a bank. The Europe operation of Lifeco is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to Note 24 of the Consolidated Financial Statements and the paragraph "Liquidity Risk (Letters of Credit)" included in the section related to Lifeco in this MD&A.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The following table presents the book value and the fair value of on-balance sheet financial instruments (please refer to Note 20 to the Consolidated Financial Statements), as well as the fair value of derivative financial instruments (please refer to Note 21 to the Consolidated Financial Statements).

AS AT DECEMBER 31 (in millions of dollars)	2004		2003	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
ASSETS				
Cash and cash equivalents	3,623	3,623	3,646	3,646
Investments (excluding real estate)	79,794	82,919	79,463	81,858
Other financial assets	4,426	4,426	6,350	6,350
Total financial assets	87,843	90,968	89,459	91,854
LIABILITIES				
Policy liabilities	70,095	73,568	71,498	74,243
Deposits and certificates	711	717	729	738
Debentures and other borrowings	3,554	3,858	4,198	4,444
Other financial liabilities	9,649	9,649	10,641	10,641
Total financial liabilities	84,009	87,792	87,066	90,066
DERIVATIVE FINANCIAL INSTRUMENTS		284		283

SELECTED ANNUAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2004	2003	2002
Revenues	23,922	15,369	18,603
Operating earnings before other items[1]			
in millions of dollars	1,553	1,261	1,074
per share — basic[2]	2.11	1.72	1.49
Net earnings[3]			
in millions of dollars	1,558	2,023	988
per share — basic[2]	2.12	2.81	1.36
per share — diluted[2]	2.11	2.78	1.34
Consolidated assets	104,179	105,436	68,319
Consolidated assets and assets under administration[4]	256,485	241,809	172,815
Consolidated long-term liabilities			
Debentures and other borrowings	3,554	4,198	2,313
Shareholders' equity	8,984	8,137	6,855
Book value per share[2]	10.97	9.88	8.37
Number of common shares outstanding [millions]	704.8	696.8	693.7
Dividends per share [declared]			
Common shares[2]	0.7300	0.6025	0.5200
First preferred shares[5]			
Series A	0.7013	0.8208	0.7341
Series C	1.3000	1.3000	1.3000
Series D	1.3750	1.3750	1.3750
Series E	1.3125	1.3125	1.3125
Series F	1.4750	1.4750	0.8012
Series H	1.4375	1.2836	—
Series I[6]	1.5000	1.3305	—
Series J[6]	1.1750	1.0422	—

[1] Operating earnings and operating earnings per share are non-GAAP financial measures. Please refer to comments previously made in this MD&A.

[2] After giving effect to the two-for-one subdivision which became effective on July 23, 2004.

[3] Net earnings include other income in addition to operating earnings.

[4] Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market value. The market value of Lifeco's segregated funds was $69 billion in 2004, $62 billion in 2003 and $36 billion in 2002; the increase in 2003 includes the impact of the acquisition of CLFC. IGM's mutual fund assets were $83 billion in 2004, $75 billion in 2003 and $68 billion in 2002.

[5] The Series B First Preferred Shares were redeemed in May 2003.

[6] Issued in March 2003.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

(in millions of dollars, except per share amounts)	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues[1]	6,269	5,456	6,398	5,799	6,189	(59)	4,445	4,794
Operating earnings[2][3][4][5]								
in millions of dollars	410	385	416	342	354	319	325	263
per share — basic	0.56	0.52	0.57	0.46	0.48	0.43	0.44	0.36
Other income[3]								
in millions of dollars	(6)	(4)	18	(3)	(36)	808	—	(10)
per share — basic	(0.01)	0.00	0.02	0.00	(0.05)	1.16	—	(0.02)
Net earnings								
in millions of dollars	404	381	434	339	318	1,127	325	253
per share — basic	0.55	0.52	0.59	0.46	0.43	1.59	0.44	0.34
per share — diluted	0.55	0.52	0.59	0.46	0.43	1.58	0.43	0.34

[1] Certain reinsurance transactions were entered into by Great-West, London Life and GWL&A in 2003. The effect of these transactions is included in the decrease in revenues for the third quarter of 2003 compared to other quarters (for more details, please refer to the section on Lifeco).

[2] As described above, the contribution from Lifeco to operating earnings includes the effects of the acquisition of CLFC by Lifeco which was completed on July 10, 2003. The contribution from Lifeco in 2003 and 2004 also includes the additional contribution provided by the shares of Lifeco acquired by the Corporation in 2003, principally during the third quarter, net of related financing costs.

[3] The contribution from Pargesa to operating earnings, in the second quarter of 2003 and 2004, includes Pargesa's share of the annual dividends paid by Total and Suez, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered to be a preferred dividend and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez and Bertelsmann are received once a year. Total, which also used to pay an annual dividend, started in the fall of 2004 to pay its dividend in two instalments. As a result, Pargesa's contribution to operating earnings of Power Financial in 2004 includes the effect of the annual dividend that was paid during the second quarter of the year, and the first interim dividend that was paid in the fourth quarter. This situation shall not reoccur in future years.

[4] Pargesa releases its six-month results only in September and, as previously explained in interim reports, any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on operating earnings was $4 million ($0.01 per share) and $3 million ($0.00 per share) in 2004 and 2003, respectively. The impact on non-operating earnings was a charge of $1 million ($0.00 per share) and $25 million ($0.04 per share) in 2004 and 2003, respectively.

[5] For a definition of this non-GAAP financial measure, please refer to Presentation of Results — Non-GAAP Financial Measures in this MD&A.

Great-West Lifeco Inc.

CONSOLIDATED OPERATING RESULTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars, except per share amounts)[1]	2004	2003	% CHANGE
Premiums:			
Life insurance, guaranteed annuities and insured health products	14,202	12,441	14
Self-funded premium equivalents (ASO contracts)	7,981	8,218	(3)
Segregated fund deposits:			
Individual products	5,501	3,034	81
Group products	6,406	4,510	42
Total premiums and deposits	34,090	28,203	21
Bulk reinsurance — initial ceded premiums[2]	—	(5,372)	—
Net premiums and deposits	34,090	22,831	49
Fee and other income	2,273	1,831	24
Paid or credited to policyholders[2]	15,490	8,346	86
Net income attributable to:			
Preferred shareholders	60	41	46
Common shareholders before restructuring costs	1,630	1,215	34
Restructuring costs[3]	30	20	50
Common shareholders	1,600	1,195	34
PER COMMON SHARE[1]			
Basic earnings before restructuring costs[3]	1.827	1.499	22
Restructuring costs after tax[3]	0.033	0.024	38
Basic earnings after restructuring costs	1.794	1.475	22
Dividends paid	0.685	0.5625	22
Book value per common share	9.13	8.36	9
RETURN ON COMMON SHAREHOLDERS' EQUITY			
Net income before restructuring costs	20.8%	20.7%	
Net income	20.5%	20.4%	
AT DECEMBER 31			
Total assets	95,851	97,451	(2)
Segregated fund assets	69,033	61,699	12
Total assets under administration	164,884	159,150	4
Capital stock and surplus	9,425	8,590	10

(1) Per common share computations have been adjusted to reflect the two-for-one subdivision of Lifeco's common shares effective October 6, 2004.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in-force policy liabilities were $5,372 million.

(3) Following the acquisition of CLFC by Lifeco, a plan was developed to restructure and exit selected operations of CLFC (see Note 3 of the Consolidated Financial Statements). The costs include $350 million that was recognized as part of the purchase equation of CLFC, and $98 million to be charged to income as it is incurred. In this section, net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 (in millions of dollars)	2004	2003
ASSETS		
Bonds	54,960	54,208
Mortgage loans	14,554	15,088
Stocks	3,405	3,199
Real estate	1,646	1,594
Loans to policyholders	6,499	6,566
Cash and certificates of deposit	2,472	2,461
Funds held by ceding insurers	2,337	4,142
Goodwill	5,328	5,265
Intangible assets	1,508	1,398
Other assets	3,142	3,530
TOTAL ASSETS	95,851	97,451
LIABILITIES		
Policy liabilities		
Actuarial liabilities	65,822	66,999
Provision for claims	997	1,092
Provision for policyholder dividends	589	544
Provision for experience rating refunds	611	840
Policyholder funds	2,076	2,023
	70,095	71,498
Debentures and other borrowings	2,088	2,576
Funds held under reinsurance contracts	4,108	4,655
Other liabilities	4,622	4,974
Repurchase agreements	676	503
Deferred net realized gains	2,164	2,237
	83,753	86,443
Non-controlling interests		
Participating surplus in subsidiaries	1,654	1,582
Preferred shareholders in subsidiaries	368	370
Capital trust securities	651	466
CAPITAL STOCK AND SURPLUS		
Capital stock	5,947	5,783
Surplus	3,904	2,993
Currency translation account	(426)	(186)
	9,425	8,590
LIABILITIES, CAPITAL STOCK AND SURPLUS	95,851	97,451

SUMMARY OF CONSOLIDATED OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars, except per share amounts)	2004	2003
INCOME		
Premium income	14,202	12,441
Bulk reinsurance — initial ceded premiums	—	(5,372)
	14,202	7,069
Net investment income	5,266	4,529
Fee and other income	2,273	1,831
	21,741	13,429
BENEFITS AND EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	15,490	8,346
Commissions	1,281	919
Operating expenses	2,264	2,036
Restructuring costs	44	31
Premium taxes	251	156
Amortization of finite life intangible assets	18	7
Distribution on Capital Trust securities	31	28
NET INCOME BEFORE INCOME TAXES	2,362	1,906
Income taxes - current	398	728
- future	168	(178)
NET INCOME BEFORE NON-CONTROLLING INTERESTS	1,796	1,356
Non-controlling interests	136	120
NET INCOME — SHAREHOLDERS	1,660	1,236
Preferred shareholder dividends	60	41
NET INCOME — COMMON SHAREHOLDERS	1,600	1,195
EARNINGS PER COMMON SHARE		
Basic	1.794	1.475
Diluted	1.778	1.461
Average number of shares outstanding (adjusted for two-for-one subdivision of the company's common shares during 2004)		
Basic	891,966,102	810,094,788
Diluted	900,140,749	817,946,410

NON-GAAP FINANCIAL MEASURES

This section may contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income," "earnings before restructuring costs," "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management of the company and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUND DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of Lifeco and should be considered when comparing volumes, size and trends.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound sterling, and the euro. Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

FOR THE YEARS ENDED DECEMBER 31	BALANCE SHEET	OPERATIONS	
	ASSETS & LIABILITIES	INCOME & EXPENSES	NET EFFECTIVE RATE
UNITED STATES DOLLAR			
2004	$1.20	$1.30	$1.5832
2003	$1.29	$1.40	$1.5873
BRITISH POUND STERLING			
2004	$2.31	$2.38	$2.3238
2003	$2.31	$2.29	$2.2900
EURO			
2004	$1.63	$1.62	$1.6200
2003	$1.63	$1.58	$1.5800

The net effective rate for translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility (see Note 21 to the Consolidated Financial Statements).

CANADA LIFE FINANCIAL CORPORATION ACQUISITION

The financial condition, results of operations and cash flows include the acquisition of CLFC, from the July 10, 2003 date of acquisition.

Lifeco acquired all outstanding common shares of CLFC that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of CLFC to its Canadian subsidiary, Great-West. CLFC, and its wholly owned operating subsidiary, Canada Life, are now subsidiaries of Great-West.

At the outset of the acquisition, Lifeco set synergy targets of $210 million for Canadian operations, and $80 million for U.S. operations. In the fourth quarter of 2003, Lifeco identified another $40 million in potential synergies for the European operations for total annualized synergies of $330 million. At December 31, 2004, Lifeco achieved annualized synergies of $236 million in Canada, $77 million in the U.S. and $51 million in its European operations or 110% of the total target.

Following the acquisition of CLFC, Lifeco developed a plan to restructure and exit selected operations of CLFC. These restructuring activities and associated costs are described more fully in Note 3 to the Consolidated Financial Statements.

CONSOLIDATED OPERATING RESULTS

NET INCOME

Consolidated net income of Lifeco includes the net income of Great-West and its operating subsidiaries London Life and Canada Life, and GWL&A, together with Lifeco's corporate results.

For the twelve months ended December 31, 2004, net income attributable to common shareholders, before restructuring costs, was $1,630 million, an increase of 34% compared with $1,215 million for 2003, or $1.827 per common share, an increase of 22% compared with $1.499 per common share for 2003. Net income attributable to common shareholders after restructuring costs was $1,600 million or $1.794 per common share for the twelve months of 2004.

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS

(in millions of dollars)	2004	2003	% CHANGE
CANADA			
Total business units	753	545	38
Allocation of Lifeco Corporate	(107)	(64)	67
Total Canada	646	481	34
EUROPE	356	148	141
UNITED STATES	636	593	7
LIFECO CORPORATE			
Total holding company	(8)	(7)	
Restructuring costs	(30)	(20)	
Total Lifeco Corporate	(38)	(27)	
TOTAL LIFECO	1,600	1,195	34

CANADA > Consolidated net earnings of the Canadian segment for 2004 increased 34% to $646 million from $481 million in 2003. The increase was due to strong operating earnings from the company's Canadian operating subsidiaries.

EUROPE > Consolidated net earnings of the European segment for 2004 increased 141% to $356 million from $148 million in 2003. The increase was due to the inclusion of CLFC's European businesses with LRG results.

UNITED STATES > Consolidated net earnings of the United States segment for 2004 increased 7% to $636 million from $593 million in 2003. The increase was related primarily to favourable results in the Financial Services business unit of GWL&A, as well as the inclusion of the United States operations for CLFC in 2004 and 2003.

CORPORATE > Corporate net earnings were a charge of $38 million, compared with a charge of $27 million in 2003.

PREMIUMS AND DEPOSITS

Total premiums and deposits increased by $5,887 million compared to 2003.

Premiums and deposits were $34,090 million in total: $14,202 million of risk-based product premiums, $7,981 million of self-funded premium equivalents, and $11,907 million of segregated fund deposits.

For 2004, 58% of premium income is from fee-based products (56% in 2003), with the remainder derived from traditional risk-based contracts.

For the Canadian segment, premium income and deposits were $14,534 million; fee-based products account for 56% of premium income: 43% segregated funds and 13% ASO business.

For the European segment, premium income and deposits were $9,198 million; fee-based segregated fund products account for 33% of premium income.

For the United States segment, premium income and deposits were $10,358 million; fee-based products account for 84% of premium income: 25% segregated funds and 59% ASO business.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, Lifeco also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which Lifeco earns investment management fees, and ASO contracts, under which Lifeco provides group insurance benefit plan administration on a cost-plus basis. Fee income, at $2,273 million, was up $442 million from 2003.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $15.5 billion was paid or credited to policyholders for the year ended December 31, 2004. This compares with $13.7 billion paid or credited in 2003 before the reduction of $5.4 billion related to the bulk reinsurance transactions undertaken in 2003.

SEGMENTED 2004 OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West, London Life, Canada Life and GWL&A. The Canada Life operating results have been included from the July 10, 2003 date of acquisition.

For its reporting purposes, Lifeco groups its consolidated operating results into four reportable segments, Canada, Europe, United States, and Corporate, reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

SELECTED CONSOLIDATED FINANCIAL INFORMATION — CANADA

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Premiums			
Life insurance, guaranteed annuities and insured health products	6,413	5,079	26
Self-funded premium equivalents (ASO contracts)	1,863	1,675	11
Segregated fund deposits:			
Individual products	2,196	1,493	47
Group products	4,062	1,807	125
Total premiums and deposits	14,534	10,054	45
Bulk reinsurance — initial ceded premiums[1]	—	(2,716)	—
Net premiums and deposits	14,534	7,338	98
Fee and other income	682	529	29
Paid or credited to policyholders[1]	6,656	2,723	144
Net income attributable to:			
Preferred shareholders	60	41	46
Common shareholders	646	481	34
AT DECEMBER 31			
Total assets	47,264	46,931	1
Segregated fund assets	34,458	29,340	17
Total assets under administration	81,722	76,271	7

(1) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in-force policy liabilities were $2,716 million.

FINANCIAL INFORMATION — CANADA

CONSOLIDATED OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
INCOME		
Premium income	6,413	5,079
Bulk reinsurance — initial ceded premiums[1]	—	(2,716)
	6,413	2,363
Net investment income	2,552	2,205
Fee and other income	682	529
TOTAL INCOME	9,647	5,097
BENEFITS AND EXPENSES:		
Paid or credited to policyholders[1]	6,656	2,723
Other	1,917	1,443
Amortization of finite life intangible assets	13	7
Distribution on Capital Trust securities	31	28
NET OPERATING INCOME BEFORE INCOME TAXES	1,030	896
Income taxes	202	260
NET INCOME BEFORE NON-CONTROLLING INTERESTS	828	636
Non-controlling interests	122	114
NET INCOME	706	522
Preferred shareholder dividends	60	41
NET INCOME — COMMON SHAREHOLDERS	646	481

(1) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in-force policy liabilities were $2,716 million.

NET INCOME

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the fourth quarter of 2004 increased 36% to $150 million from $110 million a year ago. For the twelve months ended December 31, 2004, earnings were up 34% to $646 million, compared with $481 million at December 31, 2003.

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Group Insurance	253	194	30
Individual Insurance & Investment Products	462	308	50
Corporate	(69)	(21)	—
	646	481	34

The major contributors to the increases were as follows:

GROUP INSURANCE > The increase reflects favourable mortality in all product lines and improved health care costs, mitigated somewhat by unfavourable long-term disability experience.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS > The increase is essentially attributable to favourable mortality and morbidity, together with effective expense management.

CORPORATE > The change reflects financing costs associated with the acquisition of CLFC and the non-recurring $17 million after-tax gain on sale of Lifestyle Retirement Communities realized in 2003.

BULK REINSURANCE

The Group Insurance and Individual Insurance & Investment Products business units of Great-West and London Life entered into a bulk reinsurance agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of direct written individual life and group life and health business. This agreement was effective July 1, 2003 and the following initial cession transactions were recorded in the 2003 third quarter Summary of Consolidated Operations as a result of the transaction.

BULK REINSURANCE — 2003

(in millions of dollars)	GROUP INSURANCE	INDIVIDUAL INSURANCE	TOTAL
Premium income	(2,716)	—	(2,716)
Paid or credited to policyholders	(2,716)	—	(2,716)
Net income	—	—	—

PREMIUMS AND DEPOSITS AND SALES

Total premiums and deposits for 2004 increased $4,480 million, compared to 2003. The 2004 results include twelve full months of premiums and deposits on the Canada Life business, which affects all of the company's main lines.

Premiums and deposits were $14,534 million in total: $6,413 million of risk-based product premiums, $1,863 million of self-funded premium equivalents, and $6,258 million of segregated fund deposits.

Total sales for 2004 were up 31% overall from 2003 levels. Sales in 2004 were $4,881 million in total: $198 million Individual Insurance, $374 million Group Insurance, and $4,309 million Retirement & Investment Services.

PREMIUMS AND DEPOSITS AND SALES

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	PREMIUMS AND DEPOSITS			SALES[1]		
	2004	2003	% CHANGE	2004	2003	% CHANGE
BUSINESS/PRODUCT						
GROUP INSURANCE	4,395	4,103	7	374	323	16
INDIVIDUAL INSURANCE						
Life Insurance – Participating	1,751	1,597	10	75	80	(6)
– Non-participating	454	345	32	76	60	28
Living Benefits	212	153	39	47	34	38
RETIREMENT & INVESTMENT SERVICES						
Individual products	2,485	1,777	40	3,330	2,393	39
Group products	5,237	2,079	152	979	825	19
TOTAL PREMIUMS AND DEPOSITS	14,534	10,054	45	4,881	3,715	31
BULK REINSURANCE — INITIAL CEDED PREMIUMS	—	(2,716)	—			
NET PREMIUMS AND DEPOSITS	14,534	7,338	98			
SUMMARY BY TYPE						
Risk-based products	6,413	5,079	26			
ASO contracts	1,863	1,675	11			
Segregated fund deposits:						
– Individual products	2,196	1,493	47			
– Group products	4,062	1,807	125			
TOTAL PREMIUMS AND DEPOSITS	14,534	10,054	45			
BULK REINSURANCE — INITIAL CEDED PREMIUMS	—	(2,716)	—			
NET PREMIUMS AND DEPOSITS	14,534	7,338	98			

(1) Excludes Quadrus mutual fund sales.

NET INVESTMENT INCOME

Net investment income for 2004 increased by $347 million or 16%, compared to last year. This primarily reflects a $445 million increase from the inclusion of CLFC for an additional two quarters, which was offset by lower investment income resulting from the sale in 2003 of invested assets used to fund the CLFC acquisition and a non-recurring gain from the sale of Lifestyle Retirement Communities in 2003.

NET INVESTMENT INCOME

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Investment income	2,282	2,022	13
Amortization of gains and losses	295	218	35
Provision for credit losses	4	4	—
Gross investment income	2,581	2,244	15
Less: Investment expenses	29	39	(26)
Net investment income	2,552	2,205	16

FEE INCOME

In addition to providing traditional risk-based insurance products, the company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the company earns investment management fees, and ASO contracts, under which the company provides group insurance benefit plan administration on a cost-plus basis.

FEE INCOME

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004	2003	% CHANGE
Segregated funds	515	378	36
ASO contracts	114	98	16
Other	53	53	—
	682	529	29

Fee income on segregated fund products increased from $378 million in 2003 to $515 million in 2004, reflecting the inclusion of Canada Life, as well as strong growth in fees from new and existing business reflecting improved equity market conditions. Fee income on ASO increased from $98 million in 2003 to $114 million in 2004, reflecting the inclusion of Canada Life, as well as growth in the block of business.

Other fee income is composed of investment and property management fees of $53 million for 2004 and 2003.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $6.7 billion was paid or credited to policyholders in 2004, including benefits paid or credited to policyholders of CLFC. This compares with $2.7 billion in 2003 after a reduction of $2.7 billion associated with the bulk reinsurance transaction that resulted in a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

OTHER

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

OTHER

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004	2003	% CHANGE
Total expenses	990	840	18
Less: investment expenses	29	39	[26]
Operating expenses	961	801	20
Commissions	780	540	44
Premium taxes	176	102	73
TOTAL	1,917	1,443	33

Operating expenses for 2004 increased $160 million compared to 2003. The inclusion of CLFC expenses in 2004 was $264 million for operating expenses, compared with $181 million in 2003, commission payments of $162 million ($91 million in 2003), and premium taxes of $59 million ($25 million in 2003).

INCOME TAXES

Income taxes for 2004 were $202 million compared with $260 million for 2003.

The decrease in income taxes includes the recognition of favourable tax experience during the period. Tax planning may allow the company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions. Management of the company monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

BUSINESS UNITS — CANADA

GROUP INSURANCE

BUSINESS PROFILE

In Canada, Lifeco offers effective benefit solutions for large and small employee groups. The acquisition of CLFC in 2003 strengthened the company's position in the marketplace as one of the leading providers of employee life and health benefit plans in Canada. As well, through its Canada Life subsidiary, the company is a recognized leader in the creditor insurance business with over $1 billion in annual premium.

MARKET OVERVIEW

PRODUCTS AND SERVICES

Lifeco provides a full array of life, health and creditor insurance products that are distributed primarily through Group sales offices across the country.

GROUP INSURANCE

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
› Employee benefits for more than 34,000 plan sponsors › 24% market share for employee/employer plans	**LIFE AND HEALTH** › Life › Disability › Critical illness › Accidental death & dismemberment › Dental plans › Expatriate coverage › Extended health care plans **CREDITOR** › Creditor life › Creditor disability › Creditor job loss › Creditor critical illness	› 112 account managers and sales staff located in 15 Group Offices › 103 Regional Employee Benefits Managers and Selectpac Specialists located in Resource Centres

COMPETITIVE CONDITIONS

There are three large group insurance carriers in Canada with significant market positions, led by Lifeco with a 24% market share. There are a number of other smaller companies operating nationally and several regional and niche companies, including the Blue Cross organizations. The group insurance market is highly competitive. A strong market share position is essential to compete successfully in the Canadian group insurance market.

Within the small- and mid-sized case markets, there are significant pricing pressures as employers seek to find ways to counter the inflationary costs of health care. Companies with low cost operations, extensive distribution networks, strong service capability and cost-containment product offerings have competitive advantage in these markets.

In the larger case market, while low cost is a factor, service excellence and cost-containment product innovations are most important. In this market, companies that can effectively develop and implement innovative products and efficient administrative processes through the use of new technologies to meet emerging client requirements will differentiate themselves and achieve competitive advantage.

2004 HIGHLIGHTS

Net income to shareholders grew 30% to $253 million.

- Strong sales growth was achieved in the large case insured and ASO markets.
- Very positive death and waiver claims experience emerged in the group life line of business.
- Migration of CLFC group business to Great-West systems continued throughout 2004 and is on schedule for completion in February 2005.
- Quality and timely client service was maintained throughout the business migration process.
- The creditor insurance business operations introduced new systems technologies that have enhanced the company's administrative processes and service capacity with the creditor clients.

OPERATING RESULTS

NET INCOME

FOURTH QUARTER › Net income attributable to common shareholders was $64 million, which represents an increase of 42% compared to the fourth quarter of 2003.

The results reflect improved group life mortality experience from death and waiver claims across the small, mid-sized and large case markets.

In the quarter, there was a small deterioration in group health morbidity experience. While the medical, drug and dental sub-lines improved, particularly in the small and mid-sized case markets, the long-term disability sub-line did deteriorate on a quarter-over-quarter basis. The deterioration was particularly evident in the small and mid-sized case markets where incidence rates were higher than expected.

Interest gains were relatively flat on a quarter-over-quarter comparative basis and expense gains deteriorated somewhat as growth in expenses exceeded growth in expense recoveries in the quarter.

TWELVE MONTHS › Net income attributable to common shareholders was $253 million, which represents an increase of 30% compared with $194 million in 2003.

The 2004 results included a full year of earnings on the CLFC business compared to earnings only from the July 10, 2003 date of acquisition in 2003, thereby contributing to the year-over-year improvement. Excluding the contribution from CLFC of $53 million in 2004 (compared with $28 million in 2003), net income increased 20%.

A significant driver of the improved results was the improvement in the group life mortality results, particularly death and waiver claim experience. The medical, drug and dental sub-lines within the group health business also contributed to the improved results, particularly in the small- and mid-sized case markets. Within the long-term disability sub-line the results, although profitable, deteriorated somewhat from the 2003 results. While results in the small- and mid-sized case markets showed strong improvement due to improved incidence rates, these gains were offset by poor disability experience emerging from a number of larger clients.

Interest gains improved marginally as a result of asset growth and moderate interest margin improvement. The expense gain component of earnings was relatively flat on a comparative year-over-year basis.

PREMIUMS AND DEPOSITS AND SALES
GROUP INSURANCE — DIVISIONAL SUMMARY

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	PREMIUMS AND DEPOSITS			SALES		
	2004	2003	% CHANGE	2004	2003	% CHANGE
BUSINESS/PRODUCT						
Small/mid-sized case	1,930	1,580	22	174	200	(13)
Large case – insured	1,459	1,199	22	153	52	194
– ASO	1,863	1,675	11	47	71	(34)
SUB-TOTAL	5,252	4,454	18	374	323	16
PREMIUMS REINSURED						
Small/mid-sized case	472	185				
Large case – insured	385	166				
NET PREMIUMS	4,395	4,103	7			

FOURTH QUARTER > Total net premiums and deposits were $1,120 million, which is 3% lower than the fourth quarter of 2003. Excluding the impact of $218 million of premiums ceded under a bulk reinsurance agreement ($139 million in 2003), premiums and deposits increased 3% over the comparative period in 2003.

While overall sales results in the quarter were relatively flat compared to 2003, the persistency results within the CLFC block deteriorated somewhat, reflecting the impact of corrective rate renewal action taken to achieve overall required margins.

TWELVE MONTHS > Total net premiums and deposits were $4,395 million, which was $292 million, or 7% greater than 2003.

The 2004 result is net of $857 million ($351 million in 2003) of premiums ceded under a bulk reinsurance agreement. As well, total net premiums and deposits include $1,183 million ($612 million in 2003) of net premium income from the CLFC business. Excluding the impact of the CLFC acquisition and the impact of the bulk reinsurance agreement, premiums and deposits increased 6% over 2003. This growth was driven by improved persistency within the Great-West block, improved sales results and rate adjustments to account for health care inflation. The growth was offset somewhat by deteriorating persistency in the small- and mid-sized case CLFC block, reflecting the impact of the acquisition and the corrective rate renewal action required to achieve required margins on this block of business.

Sales results improved 16% in 2004. While sales in the small- and mid-sized case markets were lower in 2004, reflecting a very competitive rate environment, sales in the large case insured and ASO markets improved substantially. These improved sales results reflect the improved value proposition that Great-West had to offer in 2004 in this market segment.

INTEGRATION OF CANADA LIFE

The acquisition of CLFC's group insurance business represented a unique opportunity for Lifeco to gain significant share in the target small- and medium-sized case group markets.

As well, through the acquisition of CLFC's group creditor business, the company has gained a leading market position in this market segment. For the newly acquired creditor business, the company's strategy will be to maintain the Canada Life brand and product offerings. In 2004, the creditor business operations introduced new systems technologies that have enhanced the company's administrative processes and service capacity with the creditor clients.

The integration strategy for the non-creditor business has focused on migrating the CLFC customer base to a common Great-West branded set of products, administered on a single suite of enhanced Great-West systems. These system enhancements have allowed Great-West to deliver expanded customer services and lower unit costs. By leveraging the combined expertise and experience of the Great-West and CLFC organizations, the integration of the two group operations has been completed and migration of CLFC group business to Great-West systems is on schedule for completion in February of 2005. Importantly, quality and timely client service has been maintained throughout the conversion process.

OUTLOOK — GROUP INSURANCE

The company is strongly positioned within the Canadian group insurance marketplace and, accordingly, the outlook is very positive.

Demutualization and consolidation has resulted in price rationalization that has facilitated a greater opportunity for profitable growth in all market segments. New technologies have created new opportunities for the company to lower costs while improving its product and service offerings to plan sponsors and plan members.

Great-West, with its extensive distribution capability and its low-cost position, is well placed to capitalize on these new opportunities. Through the effective application of new technologies, the company expects to achieve significant reductions in administration and claims adjudication costs, thereby enhancing its competitive advantage as a low-cost producer.

As well, these new technologies will allow the company to enhance services to its plan sponsors, plan members and producers by offering them the ability to transact business and obtain benefit plan and health-related information through the Internet.

Finally, as group disability plans continue to gain the attention of plan sponsors, Great-West has developed an array of expanded disability services that will support clients in the management of their plans. Early intervention programs and on-line disability management information services are available to meet these emerging client needs.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of two distinct business lines, Individual Insurance and Retirement & Investment Services. Products are distributed through Freedom 55 Financial and Great-West financial security advisers, Canada Life distribution partners including managing general agents, independent brokers and intercorporate agreements with other financial institutions.

BUSINESS PROFILE

INDIVIDUAL INSURANCE   Through its Individual Insurance business line, the company provides life, disability and critical illness products to individual clients.

RETIREMENT & INVESTMENT SERVICES   The Retirement & Investment Services business line provides accumulation and payout annuity products to both individual and group clients.

MARKET POSITION	PRODUCTS AND SERVICES		DISTRIBUTION
	INDIVIDUAL INSURANCE	RETIREMENT & INVESTMENT SERVICES	
› 25% market share of individual life insurance in-force premium › 31% market share of individual living benefits in-force premium › 31% market share in individual segregated funds › 34% market share in group segregated funds	**INDIVIDUAL LIFE** › Term life › Universal life › Participating life **LIVING BENEFITS** › Disability › Critical illness	**PRODUCTS** › Segregated funds › Retirement savings plans › Non-registered savings programs › Deferred profit-sharing plans › Defined contribution pension plans › Payout annuities › Deferred annuities › Investment management services-only plans › Retirement income funds › Life income funds **ADMINISTRATIVE SERVICES** › Employee stock purchase and options plans › Incentive plans	› 1,202 Great-West financial security advisers › 2,965 Freedom 55 Financial financial security advisers › 2,564 Investors Group consultants › 7,083 independent advisers associated with 67 managing general agents › 2,340 independent advisers associated with 17 national accounts › 2,378 independent brokers and benefit consultants

MARKET OVERVIEW

PRODUCTS AND SERVICES   Lifeco provides a full array of protection and savings products that are distributed through multiple sales channels. Products are marketed under the Great-West, London Life and Canada Life brands.

- The company offers 54 Freedom Funds™ to individual Freedom 55 Financial clients, 54 Generations™ Funds to individual Canada Life clients and 54 segregated funds to individual Great-West clients.
- Quadrus Investment Services Ltd. (Quadrus) offers 37 mutual funds under the Quadrus Group of Funds™ (QGOF) brand and over 2,400 third-party mutual funds. Mackenzie manages QGOF's administrative platform.

COMPETITIVE CONDITIONS   The individual insurance, savings, and investments marketplace is highly competitive. The company's competitors include mutual fund companies, insurance companies, banks, investment advisers, as well as other service and professional organizations. Competition focuses on service, technology, cost, and variety of investment options, investment performance, product features, price, and financial strength, as indicated by ratings issued by nationally recognized agencies.

2004 HIGHLIGHTS

- IIIP earnings have doubled over the past two years largely as a result of the Canada Life acquisition and resultant synergies realized.
- Implementation of an alliance with Solium Capital will allow the company to offer a full range of group capital accumulation products. This, coupled with its unique position of strength in all-size markets, positions the company very well for future success.
- Significant growth was experienced by Quadrus with over 80% growth in mutual fund sales and an extremely successful focus on asset accumulation throughout the year.

OPERATING RESULTS

NET INCOME

FOURTH QUARTER > Net income attributable to common shareholders for the three months ended December 31, 2004 was $116 million, which was $18 million more than the fourth quarter of 2003. The primary drivers of growth were higher fee income, and favourable mortality and tax experience.

Net income attributable to participating policyholders was $78 million, $38 million more than the fourth quarter of 2003.

TWELVE MONTHS > Net income attributable to common shareholders increased 50% to $462 million over the 2003 result. The 2003 result includes income from the Canada Life business only for the period after the July 10, 2003 date of acquisition.

The increase in net income for 2004 also reflects the realization of a substantial portion of expected expense synergies coming from the Canada Life acquisition as well as increased investment income and favourable mortality and morbidity experience.

Net income attributable to participating policyholders is largely unchanged year over year.

PREMIUMS AND DEPOSITS AND SALES
INDIVIDUAL INSURANCE — DIVISIONAL SUMMARY

FOR THE YEARS ENDED (in millions of dollars)	INDIVIDUAL LIFE PARTICIPATING	INDIVIDUAL LIFE NON-PARTICIPATING	LIVING BENEFITS	TOTAL
DECEMBER 31, 2004				
Sales premium	75	76	47	198
Revenue premium income	1,751	454	212	2,417
DECEMBER 31, 2003				
Sales premium	80	60	34	174
Revenue premium income	1,597	345	153	2,095

INDIVIDUAL LIFE

FOURTH QUARTER > Sales of individual life insurance products for the fourth quarter of $44 million were similar to 2003. The company has experienced growing acceptance of its uniquely branded universal life product as it continues to enhance the offering for all distribution channels. Term sales were affected by the rate-sensitive brokerage market in 2004. Sales of participating products have decreased in the market overall, as lower yields have been reflected in lower dividend scales. The weaker term and participating results were mitigated by growing acceptance of the company's uniquely branded universal life product offering for all distribution channels.

Premiums and deposits on individual life insurance products increased $6 million from 2003 to $576 million in 2004 as the company continued to benefit from strong persistency results.

TWELVE MONTHS > Sales of individual life insurance products have increased $11 million from 2003 to $151 million in 2004, reflecting the inclusion of Canada Life sales for twelve months in 2004. The 2003 results include Canada Life sales from the July 10, 2003 date of acquisition. Universal life sales increased 6% over the prior year as the company's products received growing acceptance in its various distribution channels. Aggressive competitor rate positioning in the term market affected the company's sales volume in the brokerage channels. Participating sales were influenced by dividend scale reductions in early 2004 and a market shift back towards universal life products.

Premiums and deposits on individual life insurance products increased to $2,205 million from $1,942 million in 2003 mainly due to the impact of a full year of Canada Life results; however, continued strong persistency results on the in-force block of business contributed as well.

The 2004 results are net of $89 million of premiums ceded by the company under bulk reinsurance contracts entered into with third parties in 2003. In 2003, the premium ceded under these arrangements was $48 million.

LIVING BENEFITS

FOURTH QUARTER > Total living benefits sales were $14 million, 17% higher than 2003. The strong growth versus the same quarter in the previous year was due entirely to the significant increase in critical illness sales.

TWELVE MONTHS > Sales of Great-West critical illness products increased 15% to $6 million in 2004. Sales of Great-West disability insurance products were $20 million in 2004, equal to 2003. Total Great-West sales at $26 million were 3% higher than 2003.

Sales of Canada Life critical illness products increased by 65% to $15 million in 2004. Sales of Canada Life disability insurance products were $6 million in 2004, 12% less than 2003. Total Canada Life sales increased by 31% to $21 million in 2004.

Consolidated sales of critical illness products were $21 million, 45% higher than 2003. Consolidated sales of disability insurance products were $26 million in 2004, 3% less than 2003. Total living benefits sales increased by 38% to $47 million.

Critical illness insurance experienced increased sales in 2004 for both Great-West and Canada Life due in part to reinsurance-related changes in the Canadian critical illness insurance market. Canada's leading critical illness reinsurer announced a rate increase effective in the fourth quarter of 2004 affecting most critical illness insurance carriers.

Although both Great-West and Canada Life increased rates and introduced enhanced critical illness products in the fourth quarter, clients were still able to purchase insurance products until the end of the year under the existing rate structure. The availability of these products, combined with the announcement in the fourth quarter of the discontinuation of one of Canada Life's critical illness insurance products, led to a marked increase in critical illness insurance sales for 2004 as clients sought to obtain coverage prior to rate increases. As other carriers increase their rates, the company anticipates critical illness sales will return to a more standard growth rate in 2005.

Canada Life's decline in disability insurance sales in 2004 follows a strong growth year in 2003. The company expects Great-West's and Canada Life's disability insurance sales to experience small growth rates in 2005.

RETIREMENT & INVESTMENT SERVICES — DIVISIONAL SUMMARY[1]

FOR THE YEARS ENDED (in millions of dollars)	INDIVIDUAL SAVINGS PLANS	GROUP SAVINGS PLANS	GROUP INVESTMENT MANAGEMENT	PAYOUT ANNUITIES	TOTAL
DECEMBER 31, 2004					
SALES PREMIUM					
Risk-based products	581	88	—	251	920
Segregated funds	2,598	338	453	—	3,389
REVENUE PREMIUM INCOME					
Risk-based products	148	1,071	3	242	1,464
Segregated funds	2,196	3,613	449	—	6,258
ASSETS UNDER ADMINISTRATION					
Risk-based products	2,130	3,322	38	6,464	11,954
Segregated funds	15,759	13,369	5,330	—	34,458
TOTAL	17,889	16,691	5,368	6,464	46,412
DECEMBER 31, 2003					
SALES PREMIUM					
Risk-based products	415	66	9	128	618
Segregated funds	1,829	418	353	—	2,600
REVENUE PREMIUM INCOME					
Risk-based products	171	272	—	113	556
Segregated funds	1,492	1,430	378	—	3,300
ASSETS UNDER ADMINISTRATION					
Risk-based products	2,322	2,750	45	6,555	11,672
Segregated funds	14,131	10,194	5,015	—	29,340
TOTAL	16,453	12,944	5,060	6,555	41,012

(1) Excludes Quadrus mutual fund sales and assets and other administered group plans.

FOURTH QUARTER > Strong sales, cash flow and market gains were achieved in the fourth quarter for all Retirement & Investment Services product lines. Sales of individual annuity products increased 34% over 2003 and sales of group annuity products increased 168%. Total investment fund assets, including other administered group plans, increased by 5% in the quarter to $39 billion at December 31, 2004. In the quarter, the company's segregated funds growth was in line with the growth rate for the Canadian mutual fund industry.

TWELVE MONTHS > Retirement & Investment Services achieved strong sales, cash flow and market gains in 2004, increasing total segregated fund assets to $34.5 billion, an increase of 17% over 2003. Lifeco has over 30% market share in both individual and group segregated funds.

Individual savings plan sales were up 40% over 2003, reflecting increases in all companies as well as the inclusion of a full year of Canada Life results in 2004.

QUADRUS INVESTMENT SERVICES

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
Mutual fund sales	448	248
Mutual fund assets	2,174	1,614

Mutual fund assets distributed by Quadrus licensed investment representatives increased by 35% over 2003. Sales of mutual funds through Quadrus increased 81%. Assets in the QGOF grew to over $2 billion at year-end.

OTHER ADMINISTERED GROUP PLANS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
Stock incentive and other administered assets	4,624	6,382

In 2004, the company converted $3.2 billion of Canada Life group retirement business to its London Life platform (including conversion of $2.2 billion of other administered assets; $1.5 billion to segregated funds and $0.7 billion to guaranteed funds). In addition, the stock incentive plan business acquired in the Canada Life acquisition and now administered by GRS Securities Inc. was converted to Solium Capital's administrative system. Throughout the conversion, cash flow from existing clients remained strong. Overall, group client assets, including guaranteed and segregated fund savings, stock incentive plans, investment-only plans, payout annuities and other administered assets grew to $28 billion at December 31, 2004. The strategic alliance with Solium Capital allows the company to offer a full range of capital accumulation products. This, coupled with its unique position of strength in all markets, positions the company very well for future success.

INTEGRATION OF CANADA LIFE

The integration of all Canada Life administrative processes is essentially complete, with the last two information systems initiatives scheduled to be completed by the second quarter of 2005.

The efficiencies and knowledge gained through this consolidation have allowed Lifeco to leverage and enhance the service it provides to all distribution channels.

In 2004, Canada Life was chosen as a provider of individual life insurance products for Investors Group consultants, realigning the product support from Great-West to Canada Life's National Account organization to meet Investors Group's diverse needs. Great-West remains the provider for living benefits and small case group insurance for Investors Group consultants.

The company also enhanced product support available to Canada Life's distribution channels through the regional marketing centres. The addition of more and experienced product consultants will position Canada Life to benefit from the successful service model already in place for Great-West and Freedom 55 Financial.

OUTLOOK — INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

With the addition of Canada Life's distribution channels, and the enhanced focus and ability to meet each of their unique needs, the IIIP business unit has an unequalled distribution platform and leading market shares in all individual product lines.

The individual lines of business access the various distribution channels through three distinct product brands – Great-West, London Life and Canada Life. Unique products and services meet the needs of each distribution channel and allow the company to maximize opportunities while minimizing channel conflict.

While the majority of 2005 business strategies are designed to be unique for each distribution channel, there are competitive and market needs common to all.

The company will respond to fewer but stronger competitors by ensuring its portfolio is competitive and complete. Product development and enhancements include improved universal life products for all three product brands. In addition, the company will continue to enable its investment representatives registered with Quadrus to confidently build their investment fund practice.

The company will continue to make it easier for financial security advisers to do business with it. Tools delivered through the company's secure adviser Internet sites will provide advisers with improved access to product information. Services and specialists available through the company's network of regional offices are another way for financial security advisers to obtain ongoing support. In addition, a focus for 2005 continues to be practice management tools and facilitation services that enhance value and enable financial security advisers to grow their own businesses.

The IIIP business unit is well positioned to meet the needs of its distribution partners and their clients with innovative solutions.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is composed of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe.

The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The company mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts, when utilized, has been reflected in the Net Effective Rate. The rates used to translate foreign currency denominated items are:

FOR THE YEARS ENDED DECEMBER 31	BALANCE SHEET	OPERATIONS	
	ASSETS & LIABILITIES	INCOME & EXPENSES	NET EFFECTIVE RATE
UNITED STATES DOLLAR			
2004	$1.20	$1.30	$1.3648
2003	$1.29	$1.40	$1.5580
BRITISH POUND STERLING			
2004	$2.31	$2.38	$2.3238
2003	$2.31	$2.29	$2.2900
EURO			
2004	$1.63	$1.62	$1.6200
2003	$1.63	$1.58	$1.5800

BUSINESS PROFILE

INSURANCE & ANNUITIES

The international operations of Canada Life and its subsidiaries are located primarily in Europe, and offer a focused portfolio of protection and wealth management products and related services mainly in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

The core products offered in the United Kingdom are payout annuities and group insurance. These products are distributed through independent financial advisers and employee benefit consultants. The Isle of Man operation provides investment and protection products that are sold through independent financial advisers in the United Kingdom as well as through brokers in other selected territories.

The core products offered in the Ireland market are individual insurance and savings and pension products. These products are distributed through independent brokers and a direct sales force. The German operation focuses on pension products that are distributed through independent brokers.

Canada Life has continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

REINSURANCE

The company's reinsurance business is conducted through Canada Life and LRG, primarily in the United States and Europe. The company's business includes both reinsurance and retrocession business transacted directly with clients or through reinsurance brokers. The product portfolio offered by the company includes life, annuity and property and casualty reinsurance, provided on both a proportional and non-proportional basis.

In addition to providing reinsurance products to third parties, the company also utilizes reinsurance transactions between affiliated companies to facilitate risk management and capital management for its regulated subsidiaries. For purposes of reporting segmented operating results, the financial impact of most of these transactions is attributed back to the originating business line.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The company provides protection and wealth management products that are distributed primarily through independent sales channels.

INSURANCE & ANNUITIES

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
U.K. AND ISLE OF MAN › Among the top 30 of life insurance companies operating in the U.K. › A market leader, with 31% share of the group life market › Second in the group income protection market with 18% share › A top provider of offshore single premium investment product into the U.K., with 16% market share › A provider of offshore unit-linked business, with 7% market share › Among the top four insurers in payout annuities, with 8% market share **IRELAND** › Among the top seven insurers by new business market share **GERMANY** › Among the top five in broker unit-linked market	**INDIVIDUAL INSURANCE** › Life insurance › Living benefits **GROUP INSURANCE** › Income protection › Living benefits **WEALTH MANAGEMENT** › Pensions › Savings › Payout annuities	**U.K. AND ISLE OF MAN** › Independent financial advisers and brokers **IRELAND** › Independent brokers and direct sales force **GERMANY** › Independent brokers

REINSURANCE

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
› Among the top ten life reinsurers in the U.S. by assumed business › Niche positions in property and casualty and annuity business	**LIFE INSURANCE** › Yearly renewable term › Co-insurance **PROPERTY & CASUALTY** › Catastrophe **ANNUITY** › Investment funds guarantee	› Independent reinsurance brokers › Direct placements

COMPETITIVE CONDITIONS

UNITED KINGDOM AND ISLE OF MAN › In the United Kingdom, the company holds strong positions in several niche markets with particular strength in the payout annuity, offshore investment, group life and income protection markets. Insurance and Wealth Management products are sold primarily through Independent Financial Advisers and brokers. In order to compete with other products carried by these independent advisers, the company must maintain competitive product design and pricing, distribution compensation and service levels.

REPUBLIC OF IRELAND › The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. The company operates in all segments of the market, and focuses on higher margin products including segregated fund protection, pensions and single premium savings and investment business. Canada Life is the seventh largest life insurance operation in Ireland as measured by new business market share.

GERMANY › In Germany, the company has established itself as a provider of innovative fund-based products, mainly in the areas of pensions and living benefits. The company's unitized with profits pension offering, together with its living benefit products, have provided the platform for continued growth. The company is now among the top five companies in the broker unit-linked market. As a result, the company was well positioned to benefit from the surge in pensions business in the last quarter of 2004 brought about by changes to the taxation of these products.

REINSURANCE › The company has continued its growth in reinsurance. It has benefited from the continued consolidation in the U.S. life reinsurance market as ceding companies are seeking to diversify their reinsurance risks with financially strong reinsurers. Margins remained steady throughout 2004, reflecting stronger than expected pricing trends in the property and casualty market in the context of various natural disasters.

2004 HIGHLIGHTS

- Shareholder net income increased $208 million, up 141% over 2003.
- Premiums and deposits increased by $3,382 million from 2003 levels, to $9,198 million.
- Sales increased by $2,242 million, up 43% over 2003.
- A Business Efficiency Program was launched in late 2002 to focus on service enhancement and cost reduction opportunities through process improvements. The program has been very successful, resulting in significant process improvements in the administration of key business areas.
- The company continues to rationalize its presence in certain international locations. In 2004, the sale of the Bahamas and Cayman Islands branch was completed and the group business in Bermuda was sold. Agreements were reached in 2004 to sell operations in Brazil and the balance of the Bermuda business. Regulatory approvals are pending for these transactions.

2004 OPERATING RESULTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION — EUROPE

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Premiums			
Life insurance, guaranteed annuities and insured health products	6,122	4,676	31
Segregated fund deposits:			
Individual products	3,074	1,139	170
Group products	2	1	100
Net premiums and deposits	9,198	5,816	58
Fee and other income	400	125	220
Paid or credited to policyholders	6,524	5,143	27
Net income attributable to:			
Preferred shareholders	—	—	—
Common shareholders	356	148	141
AT DECEMBER 31			
Total assets	21,114	20,274	4
Segregated fund assets	17,755	15,534	14
Total assets under administration	38,869	35,808	9

FINANCIAL INFORMATION — EUROPE

CONSOLIDATED OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
INCOME		
Premium income	6,122	4,676
Net investment income	1,022	800
Fee and other income	400	125
TOTAL INCOME	7,544	5,601
BENEFITS AND EXPENSES		
Paid or credited to policyholders	6,524	5,143
Other	593	299
Amortization of finite life intangible assets	5	—
NET OPERATING INCOME BEFORE INCOME TAXES	422	159
Income taxes	63	9
NET INCOME BEFORE NON-CONTROLLING INTERESTS	359	150
Non-controlling interests	3	2
NET INCOME	356	148
Preferred shareholder dividends	—	—
NET INCOME — COMMON SHAREHOLDERS	356	148

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Insurance & Annuity	268	90	198
Reinsurance	88	58	52
	356	148	141

OVERVIEW

FOURTH QUARTER

NET INCOME > Net income attributable to common shareholders increased $21 million or 23% to $111 million compared to the same period in 2003.

PREMIUMS AND DEPOSITS AND SALES > The premiums and deposits for the quarter increased $358 million or 16% to $2,552 million, while sales increased $327 million to $2,208 million, compared to the same quarter last year. The results reflect strong sales of payout annuity and offshore investment products in United Kingdom, and pension products in Ireland and Germany.

TWELVE MONTHS

Consolidated 2003 results are those of Canada Life from the July 10, 2003 date of acquisition, together with the full-year results of LRG.

NET INCOME > Net income attributable to common shareholders increased $208 million or 141% to $356 million compared to 2003 results.

PREMIUMS AND DEPOSITS AND SALES

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	PREMIUMS AND DEPOSITS			SALES		
	2004	2003	% CHANGE	2004	2003	% CHANGE
BUSINESS/PRODUCT						
Insurance & Annuities	5,582	2,127	162	4,028	1,653	144
Reinsurance	3,616	3,689	(2)	3,399	3,532	(4)
TOTAL PREMIUMS AND DEPOSITS	9,198	5,816	58	7,427	5,185	43
SUMMARY BY TYPE						
Risk-based products	6,122	4,676	31			
Segregated fund deposits:						
– Individual products	3,074	1,139	170			
– Group products	2	1	100			
TOTAL PREMIUMS AND DEPOSITS	9,198	5,816	58			

PREMIUMS AND DEPOSITS AND SALES > The premiums and deposits for the year increased $3,382 million or 58% to $9,198 million, while sales increased $2,242 million to $7,427 million, compared to 2003. The results reflect primarily strong sales of payout annuity and offshore investment products in the United Kingdom, and pension products in Ireland and Germany. The strong performance was partially offset by commutation of certain reinsurance contracts in LRG and the impact of the divestiture of Bahamas and Puerto Rico at the end of 2003.

NET INVESTMENT INCOME

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Investment income	941	775	21
Amortization of gains and losses	95	42	
Provision for credit losses	(1)	(5)	
Gross investment income	1,035	812	27
Less: investment expenses	13	12	8
Net investment income	1,022	800	28

NET INVESTMENT INCOME

Net investment income for the three months ended December 31, 2004 decreased $1 million from the same period last year, primarily as a result of investment income in 2003 on new reinsurance contracts ceded which were not present in the current year.

For the twelve months ended December 31, 2004, net investment income increased $222 million or 28% from a year ago, primarily as a result of the inclusion of CLFC income of $735 million in 2004 versus $293 million in 2003. This was offset by the reduction in investment income resulting from the commutation of certain reinsurance contracts in the current year.

FEE INCOME

In addition to providing traditional risk-based insurance products, the company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the company earns investment management fees.

FEE INCOME

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Segregated funds and other fees	400	125	220

In the United Kingdom, fee income was $59 million, and Ireland/Germany was $73 million for the three months ended December 31, 2004. For the twelve months ended December 31, 2004, fee income was $228 million for the United Kingdom, $170 million for Ireland/Germany, and $2 million for Reinsurance. The solid performance reflects the strong growth of segregated fund business in United Kingdom and Ireland/Germany.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $6.5 billion was paid or credited to policyholders in the twelve months ended December 31, 2004, compared with $5.1 billion a year ago. The results primarily reflect strong business growth in the United Kingdom and Ireland/Germany, and the unfavourable claims experience anticipated on certain property and casualty reinsurance contracts in LRG.

INCOME TAX

Income taxes for the three- and twelve-month periods ended December 31, 2004 were $12 million ($2 million in 2003) and $63 million ($9 million in 2003), respectively. Income taxes in 2004 were higher due to increased income before income taxes.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

OTHER

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Total expenses	340	202	68
Less: investment expenses	13	12	8
Operating expenses	327	190	72
Commissions	237	103	—
Premium taxes	29	6	—
TOTAL	593	299	98

For the three months ended December 31, 2004, operating and investment expenses decreased $13 million when compared to the same period in 2003, primarily reflecting synergies achieved in the restructuring and integration of CLFC operations.

For the twelve months ended December 31, 2004, operating and investment expenses increased $138 million when compared to the same period in 2003 due to the inclusion of CLFC expenses for an additional two quarters in 2004.

BUSINESS UNITS — EUROPE

INSURANCE AND ANNUITIES

NET INCOME

FOURTH QUARTER > Strong sales growth in wealth management products, favourable mortality and morbidity experience and improved operational efficiencies were the key contributors to the strong earnings and premium growth.

These results, combined with the impact of equity markets improvement and the strengthening of the euro and British pound against the Canadian dollar, were the key contributors to the strong performance of the business unit.

TWELVE MONTHS > The reasons for the change in the twelve-month periods are the same as for the fourth quarter.

PREMIUMS AND DEPOSITS AND SALES

FOURTH QUARTER > The results reflect strong sales of payout annuity and offshore investment products in the United Kingdom, and pension products in Ireland and Germany.

TWELVE MONTHS > Results primarily reflect the strong sales of payout annuity and offshore investment products in the United Kingdom, and pension products in Ireland and Germany. The strong performance was partially offset by the impact of the divestiture of Bahamas and Puerto Rico at the end of 2003.

OUTLOOK — INSURANCE AND ANNUITIES

During 2004, the company completed an operational review of the businesses comprising its Europe segment. As a result, the company will continue to look for opportunities to capitalize on its strong niche positions in its core businesses, and expand distribution capabilities.

A Business Efficiency Program was launched in late 2002 to focus on service enhancement and cost reduction opportunities through process improvements. The program has been very successful, resulting in significant process improvements in the administration of key business areas and a consequent saving of $51 million on run rate expenses.

UNITED KINGDOM/ISLE OF MAN > In the payout annuity business, sales grew significantly in 2004 and the operation expects further opportunities for growth in the year ahead. In addition, offshore products saw strong growth, along with the recently launched onshore segregated fund investment product. These trends are expected to continue in 2005. As a result of restructuring distribution support in the wealth management business, onshore and offshore sales teams are now integrated. This will result in lower costs and a more effective focus on independent financial advisers within target markets. In the group business, margins were strengthened during 2004, in order to take advantage of consolidation in the group risk market that occurred in 2003. Strengthening of margins is expected to continue in 2005. In addition, the group disability insurance product offering will be strengthened to increase market share, and distribution capability will be enhanced, with particular emphasis on the more profitable small and mid-sized case market segments.

IRELAND/GERMANY > In the Republic of Ireland, the wealth management focus will continue, leveraging the company's strong presence in the pensions market. The emphasis will be on expanding distribution capabilities, solidifying intermediary relationships and improving direct sales force productivity.

The company has responded to changes in the taxation of life and pension products by becoming the first company in Germany to introduce its new product suite to brokers. As a result, the German operation is well positioned to grow market share in both the pension and protection markets. The unitized with profits product has been adapted to meet the requirements of this legislation and will continue to be a strong and profitable performer in 2005. The unit-linked pension product will be enhanced during 2005 in order to maintain its strong position in this market segment. In addition, the living benefit products have been enhanced to increase market awareness in this area. This sales growth strategy will be supported by planned growth in sales support and back office administration to maintain service levels to the company's brokers and policyholders.

INTERNATIONAL > The company continues to rationalize its presence in certain international locations. As mentioned above, in 2004 the sale of the Bahamas and Cayman Islands branch was completed and the group business in Bermuda was sold. Agreements were reached in 2004 to sell operations in Brazil and the balance of the Bermuda business. Regulatory approvals are pending for these transactions.

REINSURANCE

NET INCOME

FOURTH QUARTER > During the year, the company reorganized the corporate structure encompassing its reinsurance operations in Barbados. As a result, certain non-continuing property and casualty business lines will be consolidated into a single corporate entity in order to create management and other efficiencies.

In the fourth quarter, related to the reorganization described above, London Life Casualty Reinsurance Company (LLCRC), a subsidiary of LRG, entered into a reinsurance agreement with London Life. Under the agreement, LLCRC will provide guarantee risk protection to London Life on its $8.4 billion portfolio of Canadian segregated fund assets. The transaction resulted in a decrease in actuarial liabilities of $38 million.

The reinsurance results included improved margins from its continuing businesses. However, unfavourable claims experience anticipated on certain property and casualty reinsurance contracts resulted in an increase in actuarial liabilities of $60 million.

TWELVE MONTHS > In Reinsurance, the company increased actuarial liabilities in connection with certain property and casualty reinsurance contracts to reflect anticipated unfavourable claims experience, and decreased actuarial liabilities in connection with segregated fund guarantee risk. The results also reflect improved margins in the ongoing businesses in LRG.

PREMIUMS AND DEPOSITS AND SALES

FOURTH QUARTER > Premiums for the quarter increased $48 million, reflecting higher premiums in LRG.

TWELVE MONTHS > Premiums for the twelve months ended December 31, 2004 decreased $73 million due to commutation of certain reinsurance contracts in LRG partially offset by higher premiums in Canada Life Reinsurance.

OUTLOOK — REINSURANCE

In light of continuing challenges in the global reinsurance industry, the company will continue to focus its attention on managing its exposures on its non-continuing property and casualty portfolio. Supported by a team of professional staff, the company expects that it will continue to benefit from the strength of its long-term client relationships.

UNITED STATES

The United States operating results for Lifeco include the net operating income of GWL&A, and the consolidated United States operations of Great-West, which includes United States operating income of CLFC for the twelve months ended December 31, 2004 and the period from July 10, 2003 (date of acquisition) through December 31, 2003, together with an allocation of a portion of Lifeco's corporate results.

BUSINESS PROFILE

HEALTH CARE

GWL&A is a national employee benefits provider with expertise in self-funding and creative health care management solutions. The company is an industry leader in self-funded solutions for companies with less than 200 employees. GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short- and long-term disability coverage. Products offered include traditional and managed care plan designs, consumer-driven health plans and tiered benefit options. All products include state-of-the-art cost and care management procedures, as well as comprehensive networks that help ensure quality health care. Products and services are distributed through field sales staff located in group sales offices across the United States.

FINANCIAL SERVICES

GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans, deferred compensation plans, and corporate 401(k) plans for a variety of markets. It also provides annuity and life insurance products for individuals, families and corporate executives. Through its FASCorp subsidiary, it offers private-label record-keeping and administrative services for other providers of defined contribution plans.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The company provides a focused product offering that is distributed through a variety of channels.

HEALTH CARE

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
› 2,021,000 medical members › Provides life, health and disability insurance products for almost 5,200 corporate employers	› Self-funded medical plans › Medical stop loss: aggregate and specific › Consumer-driven health models: Health Reimbursement Accounts, Health Savings Accounts › Pharmacy › Flexible Spending Accounts › HMO, PPO, POS › Ancillary products – Long- and short-term disability insurance – Life and ADD insurance – Dental and vision coverage	› 349 sales and service staff › 16 regional offices › Joint ventures with Third Party Administrators

FINANCIAL SERVICES

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
› One of the ten largest defined contribution record-keepers in the country, providing services to 2,520,000 participants › Significant market share in state and government deferred compensation plans	**RETIREMENT SERVICES** › Enrollment services, communication materials, investment options and education services to employer-sponsored contribution plans › Comprehensive administrative and record-keeping services for financial institutions and employer-sponsored defined contribution plans. **INDIVIDUAL MARKETS** › Business-owned life insurance marketing products and customer services targeting the general corporate and financial institution benefit plan markets › Simple and transactional individual term insurance products for institutional markets	› 272 pension consultants, representatives and service personnel serving the retirement services market › FASCorp provides record-keeping and administrative services through institutional partners › Marketing agreements with financial institutions to distribute individual life insurance › Clark Consulting distributes business-owned life insurance products › Charles Schwab & Co. Inc. distributes individual life insurance and annuities

COMPETITIVE CONDITIONS

HEALTH CARE > The employee benefits industry is highly competitive. The marketplace creates pricing pressures that encourage employers to seek competitive bids each year. Although most employers are looking for affordably priced employee benefits products, they also want to offer product choices as employee needs differ. In many cases it is more cost-effective and efficient for an employer to contract with a carrier such as Lifeco, which offers multiple product lines and centralized administration. In addition to price, there are a number of other factors that influence employer decision-making. These factors include: quality of services; size, cost-effectiveness and quality of provider networks; product responsiveness to customers' needs; cost-containment services; and the effectiveness of marketing and sales.

FINANCIAL SERVICES > The life insurance, savings, and investments marketplace is competitive. The company's competitors include mutual fund companies, insurance companies, banks, investment advisers, and certain service and professional organizations. No one competitor or small number of competitors is dominant. Competition focuses on service, technology, cost, variety of investment options, investment performance, product features, price, and financial strength as indicated by ratings issued by nationally recognized agencies.

2004 HIGHLIGHTS

- During the fourth quarter of 2004, the company converted its pharmacy business to Express Scripts, Inc. which should enhance pricing and increase pharmaceutical options.
- Health care sales increased 58% to $1,409 million for the twelve months ended December 31, 2004 due primarily to the impact of efforts taken in 2003 to reorganize the sales force. These efforts reflected an increase in both the number of cases sold and the average size of cases sold in the select and mid-market segments.
- The company contracted with CorSolutions Inc., the nation's leading provider of health intelligence solutions to further enhance the disease management programs and increase participation. This service is expected to provide additional growth and revenue in the coming year.
- Sales in 401(k) improved in 2004, however, the block also continued to experience high termination rates. A new customer relationship service model was implemented in 2004 and management continues to focus on building and maintaining better customer relationships in 2005.
- CLFC closed a financial transaction on February 29, 2004, which resulted in ceding 100% of the group life and health block of business (excluding the medical stop loss business) to Jefferson Pilot Corporation on an indemnity-coinsurance basis.

2004 OPERATING RESULTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION — UNITED STATES

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Premiums:			
Life insurance, guaranteed annuities and insured health products	1,667	2,686	(38)
Self-funded premium equivalents (ASO contracts)	6,118	6,543	(6)
Segregated fund deposits:			
Individual products	231	402	(43)
Group products	2,342	2,702	(13)
Total premiums and deposits	10,358	12,333	(16)
Bulk reinsurance — initial ceded premiums[1]	—	(2,656)	—
Net premiums and deposits	10,358	9,677	7
Fee and other income	1,191	1,177	1
Paid or credited to policyholders[1]	2,310	480	381
Net income attributable to:			
Preferred shareholders	—	—	—
Common shareholders	636	593	7
AT DECEMBER 31			
Total assets	27,473	30,246	(9)
Segregated fund assets	16,820	16,825	—
Total assets under administration	44,293	47,071	(6)

(1) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums and paid or credited to policyholders related to the initial cession of in-force policy liabilities were $2,656 million.

FINANCIAL INFORMATION — UNITED STATES

CONSOLIDATED OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
INCOME:		
Premium income	1,667	2,686
Bulk reinsurance — initial ceded premiums[1]	—	(2,656)
	1,667	30
Net investment income	1,692	1,522
Fee and other income	1,191	1,177
TOTAL INCOME	4,550	2,729
BENEFITS AND EXPENSES:		
Paid or credited to policyholders[1]	2,310	480
Other	1,276	1,365
NET OPERATING INCOME BEFORE INCOME TAXES	964	884
Income taxes	317	287
NET INCOME BEFORE NON-CONTROLLING INTERESTS	647	597
Non-controlling interests	11	4
NET INCOME	636	593
Preferred shareholder dividends	—	—
NET INCOME — COMMON SHAREHOLDERS	636	593

(1) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in-force policy liabilities in GWL&A were $2,656 million, and amount paid or credited to policyholders was $2,729 million.

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
Healthcare	265	288	(8)
Financial Services	368	275	34
Corporate	3	30	(90)
	636	593	7
in millions of US$	403	375	7

OVERVIEW

FOURTH QUARTER

NET INCOME > Consolidated net income of the United States segment for the three months ended December 31, 2004 was $166 million, and remained unchanged compared to the same period in 2003.

The contribution to net income from Healthcare was comparable to the fourth quarter of 2003. Lower morbidity and mortality gains were partially offset by an increase in administrative fees and investment income.

The contribution to net income from Financial Services increased by $11 million or 14% compared to a year ago. This reflects an increase in investment income in the Individual Markets business line partially offset by a decrease in mortality gains and investment income in the Retirement Services business line.

The contribution from Healthcare and Financial Services was offset by a $10 million decrease in investment income on Corporate assets.

PREMIUMS AND DEPOSITS > Consolidated premiums and deposits of the United States segment for the three months ended December 31, 2004 totalled $2,509 million compared with $3,041 million in 2003. The decrease of $532 million or 17% is attributable to the strengthening of the Canadian dollar and the non-recurrence of two large single premium rollovers in the Retirement Services business line.

SALES > Consolidated sales of the United States segment for the three months ended December 31, 2004 were $599 million compared with $917 million in 2003. The $318 million overall decrease reflects a $31 million increase in Healthcare sales, and a $349 million decrease in Financial Services. The decrease in Financial Services sales is attributable to the inclusion in 2003 of two large single premium rollovers in the Retirement Services business line.

TWELVE MONTHS

NET INCOME > Consolidated net income of the United States segment for the twelve months ended December 31, 2004 was $636 million, up $43 million or 7% from $593 million for 2003. The year-over-year improvement was the result of a strong contribution from the Financial Services business line offset by a decrease in the contributions from Healthcare and Corporate.

The drivers behind the changes in net income are discussed in more detail in the analysis of business unit results.

BULK REINSURANCE — 2003

[in millions of dollars]	HEALTHCARE	FINANCIAL SERVICES	TOTAL
Premium income	(563)	(2,093)	(2,656)
Investment income	—	(67)	(67)
Paid or credited to policyholders	(563)	(2,166)	(2,729)
Commissions	—	6	6
Net income	—	—	—

BULK REINSURANCE

In the third quarter of 2003, the company's Healthcare business unit entered into a bulk reinsurance agreement with a third-party reinsurer, under which the company ceded a portion of its direct written group health stop-loss and excess loss business.

As well, in the third quarter of 2003, the company's Financial Services business unit entered into a bulk reinsurance agreement with another third-party reinsurer to cede a portion of guaranteed investment contracts (GICs).

The premium initially ceded in connection with these two reinsurance agreements was recorded in the third quarter 2003 Summary of Consolidated Operations as a reduction of premium income of approximately $2.7 billion and a reduction of amounts paid or credited to policyholders of approximately $2.7 billion.

PREMIUMS AND DEPOSITS AND SALES

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	PREMIUMS AND DEPOSITS			SALES		
	2004	2003	% CHANGE	2004	2003	% CHANGE
BUSINESS/PRODUCT						
HEALTHCARE						
Group life and health	6,357	7,842	(19)	1,409	891	58
FINANCIAL SERVICES						
Individual Markets	915	1,000	(9)	231	283	(18)
Retirement Services	3,086	3,491	(12)	1,464	1,811	(19)
TOTAL PREMIUMS AND DEPOSITS	10,358	12,333	(16)	3,104	2,985	4
BULK REINSURANCE — INITIAL CEDED PREMIUMS		(2,656)	—			
NET PREMIUMS AND DEPOSITS	10,358	9,677	7			
SUMMARY BY TYPE						
Risk-based products	1,667	2,686	(38)			
ASO contracts	6,118	6,543	(6)			
Segregated fund deposits:						
Individual products	231	402	(43)			
Group products	2,342	2,702	(13)			
TOTAL PREMIUMS AND DEPOSITS	10,358	12,333	(16)			
BULK REINSURANCE — INITIAL CEDED PREMIUMS	—	(2,656)	—			
NET PREMIUMS AND DEPOSITS	10,358	9,677	7			
TOTAL PREMIUMS AND DEPOSITS AND SALES US$	7,968	8,809	(10)	2,387	2,132	12

PREMIUMS AND DEPOSITS AND SALES

For the twelve months ended December 31, 2004, premiums and deposits were $10,358 million compared with $12,333 million in the previous year. The decrease of $1,975 million or 16% is primarily a combination of the strengthening of the Canadian dollar and the impact of the two reinsurance treaties.

For the twelve months ended December 31, 2004, sales were $3,104 million, compared with $2,985 million in the previous year. The increase of 4% is driven primarily by sales in the Healthcare business unit, which are up 58% from the prior year, offset by the decrease in sales in Financial Services of 19%.

The drivers behind the changes in premiums and deposits and sales are discussed in more detail in the analysis of business unit results.

NET INVESTMENT INCOME

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004	2003	% CHANGE
Investment income earned	1,599	1,462	9
Amortization of gains and losses	107	68	57
Provision for credit losses	5	5	—
Gross investment income	1,711	1,535	11
Less: investment expenses	19	13	46
Net investment income	1,692	1,522	11

NET INVESTMENT INCOME

Net investment income for 2004 increased by $170 million or 11%, compared to the previous year. The increase was primarily a result of the inclusion of investment income on the CLFC U.S. businesses for twelve months in 2004, but only six months in 2003.

FEE INCOME

Fee income is derived from the management of segregated fund assets, the administration of group health ASO business, and third-party administration fees.

FEE INCOME

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004	2003	% CHANGE
Segregated funds	221	209	6
ASO contracts	843	848	(1)
Other	127	120	6
	1,191	1,177	1

Fee income for 2004 increased 1% compared to 2003 as overall fee growth was offset by the impact of a strengthening Canadian dollar.

The increase in segregated fund fee income was due to asset growth resulting from improvement in the U.S. equity markets.

The decrease in ASO administrative fees is primarily the result of the strengthening of the Canadian dollar, which more than offset a $30 million Minimum Premium Plan accounting reclassification from premium in 2004, as well as increases due to improved sales and persistency. ASO administrative fees also include the impact of increased Pharmacy Benefit Management (PBM) revenue due to higher utilization combined with favourable contract amendments.

PAID OR CREDITED TO POLICYHOLDERS

Amounts paid or credited to policyholders includes changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the twelve months ended December 31, 2004, amounts paid or credited to policyholders was $2,310 million. This result was after a $977 million reduction relating to a combination of the sale of the CLFC U.S. group life and health business on February 29, 2004 and the reinsurance of group health stop-loss business to a third party.

For the twelve months ended December 31, 2003, amounts paid or credited to policyholders were $480 million. This result was after a $2,729 million reduction relating to the reinsurance of the GWL&A group health stop-loss business to a third party in the third quarter of 2003.

Excluding the impact of the two reinsurance transactions, amounts paid or credited to policyholders increased by 2% from $3,209 million to $3,287 million.

OTHER

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

OTHER

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004	2003	% CHANGE
Total expenses	985	1,054	(7)
Less: investment expenses	19	13	46
Operating expenses	966	1,041	(7)
Commissions	264	276	(4)
Premium taxes	46	48	(4)
TOTAL	1,276	1,365	(7)

For 2004, operating expenses, commission payments and premium tax payments decreased 7% to $1.3 billion, primarily due to the strengthening of the Canadian dollar.

BUSINESS UNITS — UNITED STATES

HEALTH CARE

NET INCOME

FOURTH QUARTER > Fourth quarter earnings in the Healthcare business unit totaled $73 million, which was flat compared to the same period in 2003. As a result of product enhancements and the company's marketing campaign, improved sales have contributed to steady increases in premiums and administrative fees in the latter part of the year. The impact of these increases was offset in the quarter by weaker morbidity and mortality results primarily from lower customer deficit recoveries, primarily in the Select Market.

The increase in administrative fees includes the impact of increased PBM revenue due to higher utilization combined with favourable contract amendments. Also included is the reclassification of $7.5 million Minimum Premium Plan to administrative fees from premium income. During the fourth quarter of 2004, the company converted its pharmacy business to Express Scripts, Inc., which should enhance pricing and increase pharmaceutical options.

TWELVE MONTHS > Net income for the twelve months ended December 31, 2004 was $265 million compared with $288 million a year ago. The 8% decrease is related primarily to lower premium income combined with the lower customer deficit recoveries in Select and Mid Market. These results were partially offset by an increase in investment income.

Administrative fees were favorably affected by increased PBM revenue due to higher utilization, and included a reclassification of $30 million Minimum Premium Plan to administrative fees.

The company evaluated existing product lines in 2004 and created new products and options to provide employers with more affordable options while preserving the company's underwriting margins. To lower costs related to unfavorable morbidity and mortality experience, the company will continue to look for opportunities to implement initiatives such as disease management programs in order to remain competitive in the self-funded market. Additionally, continued increase in membership will improve the company's ability to obtain network discounts which can enhance pricing and earnings.

PREMIUMS AND DEPOSITS AND SALES

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)		PREMIUMS AND DEPOSITS			SALES	
	2004	2003	% CHANGE	2004	2003	% CHANGE
BUSINESS/PRODUCT						
Group life and health – guaranteed	239	1,299	(82)			
– ASO	6,118	6,543	(6)			
TOTAL	6,357	7,842	(19)	1,409	891	58

HEALTHCARE — MEMBERS

FOR THE YEARS ENDED DECEMBER 31 (in thousands)	2004	2003	% CHANGE
Select and mid-market	1,367	1,278	7
National and specialty risk	654	578	13
TOTAL	2,021	1,856	9

PREMIUMS AND DEPOSITS AND SALES

FOURTH QUARTER > Healthcare premiums and deposits for the fourth quarter declined 8% to $1,686 million including $127 million of premiums ceded in 2004 and $185 million in 2003 to a third-party reinsurer.

The majority of the decrease in the Healthcare business unit in the fourth quarter 2004 compared to 2003 is attributable to the strengthening of the Canadian dollar and the accounting reclassification of $7.5 million Minimum Premium Plan to administrative fees. This decrease was partially offset by premium growth relating to increased membership at December 31, 2004 of 2.021 million members from 1.948 million members at September 30, 2004.

Healthcare sales increased 24% to $158 million for the three months ended December 31, 2004 over the same period last year. The increase was due primarily to the impact of efforts taken in 2003 to reorganize the sales force. This included the re-branding effort and the development of a centralized proposal process as well as a continued focus on sales efforts.

The expansion of the company's Specialty Risk business line and the inclusion of the CLFC stop-loss business has also contributed to the overall increase in sales. This business line focuses on third-party administrators (TPAs) and other specialized distribution channels. The relationship with selected TPAs will enable the company to extend its reach into previously untapped markets as the company's stop-loss service and access-to-provider network and medical management services are made available.

TWELVE MONTHS > Healthcare premiums and deposits decreased by 9% to $7,334 million compared to the same period last year, including $977 million of premiums ceded in 2004 ($417 million of premium ceded associated with the sale of CLFC group life and health business and the $560 million of reinsurance ceded opposite group health stop-loss business) and including the $185 million of premiums ceded opposite group health stop-loss business in 2003.

The majority of the change in the Healthcare segment reflects the strengthening of the Canadian dollar and the accounting reclassification of $30 million Minimum Premium Plan to administrative fees offset by increased membership in 2004.

This decrease also reflects the fact that 2003 results included CLFC group premium for six months from the July 10, 2003 acquisition of CLFC by the company. Correspondingly, 2004 results only include premium income on this business for two months due to the sale of this business to a third party effective February 29, 2004.

Total Healthcare membership at December 31, 2004 of 2.021 million members increased from 1.856 million members at December 31, 2003. Membership at December 31, 2004 included the 43,000 stop-loss membership obtained in the CLFC acquisition that was not reflected in the December 31, 2003 membership.

Excluding CLFC, the membership increase from December 31, 2003 was 7%. The overall increase in membership is primarily the result of improved persistency, increased sales productivity, and an enhanced product portfolio. The persistency increase, from 74.1% at December 31, 2003 to 82.2% at December 31, 2004, is the result of more competitive pricing of renewals, accelerated claims payments, and increased service efforts.

Healthcare sales increased 58% to $1,409 million for the twelve months ended December 31, 2004, due primarily to the impact of efforts taken in 2003 to reorganize the sales force. These efforts reflected an increase in both the number of cases sold and the average size of cases sold in the select and mid market segments. The expansion of the company's Specialty Risk business and inclusion of the CLFC stop-loss business has also contributed to this increase. The relationship with selected TPAs in the Specialty Risk segment will enable the company to extend its reach into previously untapped markets as the company's stop-loss service and access-to-provider network and medical management services are made available.

INTEGRATION OF CANADA LIFE

The sale of the CLFC group life and health business, other than stop-loss business, to a third party was completed February 29, 2004, and all activity successfully transferred to their systems by year-end. The integration of the CLFC group stop-loss business into the GWL&A core business processes was completed in 2004. This business was successfully transferred to the company's existing systems and included in the Specialty Risk market segment.

OUTLOOK — HEALTH CARE

The company recognizes that the health care marketplace continues to change. An enhanced product portfolio, increased sales productivity, and improved case persistency has helped to drive membership growth during 2004 despite this changing environment.

While the company continues to reduce its focus on its HMO products in most markets, Great-West Healthcare Consumer Advantage, a consumer-driven tiered benefits product, has proven to be successful. This first-to-market consumer-driven PPO provides employers with a more affordable option than a traditional plan design and engages employees in health care decisions.

Also strengthening the company's consumer-driven product portfolio is the development of a health savings account (HSA) for employer-sponsored health plans. This new offering pairs a high-deductible health plan administered by Great-West Healthcare with an HSA administered by an outside third party. These innovative product offerings are critical to the continued success of this business. The company will continue to explore further innovations in the consumer-driven product area.

The company continues to focus on programs that benefit members and deliver savings to employers. By expanding the company's second-tier network program, members were offered discounts on services from thousands of additional providers outside the company's proprietary network. The company's expanded partnership with Express Scripts, Inc. for pharmacy benefit management should enhance pricing and increase pharmaceutical options in 2005.

Efforts surrounding provider re-contracting and more disease management programs will continue to enhance the company's medical cost and market positions. These efforts are a key element in controlling health care costs for clients and members. The company's disease management programs focus on asthma, cancer, diabetes, emphysema, heart disease and premature births. These programs benefit employers and members by reducing hospitalization costs, absences, and increasing productivity. To further enhance the disease management programs and increase participation, the company contracted with CorSolutions Inc., the nation's leading provider of health intelligence solutions. CorSolutions assists with data analysis, risk assessment, and predictive modelling for client groups and provides an interactive health and wellness Web site for members. This service is expected to provide additional growth and revenue in the coming year.

The company is also expanding its specialty risk market segment, which focuses on TPAs and other specialized distribution channels. Through agreements with selected TPAs that sell the company's stop-loss service and offer their clients access to the company's provider network and medical management services, the company has extended its reach into previously untapped markets. The company has also entered into an agreement with Acordia, the fifth largest insurance brokerage in the world, to provide medical management services to their TPA clients. The company continues to explore alternative distribution and delivery channels to enhance growth.

Evaluation of the company's core administrative systems will be a focus in 2005 to evaluate opportunities for improvements in efficiencies and effectiveness.

Efforts to enhance brand awareness continue as the theme of the company's targeted advertising campaign, "New Ideas From the Frontier of Health Care", communicates the strategy for delivering innovative, affordable benefits plans to businesses. The company will continue to build on its strengths in self-funding, creative solutions, and medical management expertise.

FINANCIAL SERVICES

NET INCOME

FOURTH QUARTER > Fourth quarter earnings were $92 million, an increase of $11 million or 14% compared to the same period in 2003. The result reflects an increase in investment income in the Individual Markets business line primarily related to the business acquired from CLFC. Offsetting this increase were lower mortality gains and lower interest margins on the Retirement Services business line.

Premium income for the fourth quarter was $328 million, a decrease of $155 million or 32%. Premium income excludes deposits to segregated funds and is related to risk-based products only. The decrease in risk-based premiums is related primarily to the strengthening of the Canadian dollar in 2004.

TWELVE MONTHS > The increase in earnings of 34% for the twelve months ended December 31, 2004, compared to a year ago, is driven primarily by the Individual Markets business line due to the inclusion of CLFC earnings for twelve months in 2004 versus only six months in 2003 from the July 10, 2003 date of acquisition. As well, the result includes expense synergies realized in the second half of 2004 from the full integration of CLFC operations.

Premium income increased $41 million in 2004 or 3% from 2003 due primarily to the inclusion of an additional six months of CLFC in the operating results in 2004.

Net investment income increased $182 million in 2004 due primarily to the inclusion of an additional six months of CLFC. As well, although interest rates were generally lower, the Retirement Services business line continued to replace money market investment options in the segregated funds with short-term fixed options in the general account. This strategy was identified in 2003 as a way to enhance both the investment performance for the customers in these funds as well as the margins earned by the company. In 2003 and 2004, respectively, approximately $500 million and $150 million were transferred from segregated funds to the short-term fixed option. These assets have generated additional investment income for the company.

Overall in 2004, Financial Services continued to experience the contraction of interest margins on general account liabilities due to lower interest rates on long-term investment assets in the United States. The impact of the lower interest margins was most pronounced in the Retirement Services business line.

Fee and other income increased $20 million in 2004 due to the inclusion of an additional six months of CLFC results and increased fees in the Retirement Services business line where variable fees have increased as part of the slow recovery of the U.S. equities market.

During 2004, the Individual Markets business line completed the integration of the operations of CLFC. The day-to-day processing and administration of individual annuity and wealth management blocks of business were consolidated in Regina, Canada. Consolidating corporate and other functions along with the consolidation of the individual annuity operations resulted in expense synergies that are reported in 2004 earnings. Although sales of CLFC product offerings ceased in 2003, management continues to focus its efforts on providing quality service as well as enhancing overall retention.

PREMIUMS AND DEPOSITS AND SALES
FINANCIAL SERVICES — DIVISIONAL SUMMARY

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	PREMIUMS AND DEPOSITS			SALES		
	2004	2003	% CHANGE	2004	2003	% CHANGE
BUSINESS/PRODUCT						
Individual Markets	915	1,000	(9)	231	283	(18)
Retirement Services	3,086	3,491	(12)	1,464	1,811	(19)
TOTAL	4,001	4,491	(11)	1,695	2,094	(19)

FINANCIAL SERVICES — PARTICIPANT ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31 (in thousands)	2004	2003	% CHANGE
Individual Markets	452	465	(3)
Public/Non-Profit	1,436	1,348	7
FASCorp	635	450	41
401(k)	449	499	(10)
Retirement Services	2,520	2,297	10
TOTAL	2,972	2,762	8

FOURTH QUARTER > For the fourth quarter 2004, premiums and deposits decreased $445 million or 32% to $950 million. The decrease reflects the strengthening of the Canadian dollar and the inclusion in 2003 of two large single premium rollovers in the Retirement Services business line that totalled $335 million that were not repeated in 2004.

For the fourth quarter 2004, sales decreased $349 million or 44%. The decrease is related to the strengthening in the Canadian dollar and the two single premium deposits that occurred in 2003.

TWELVE MONTHS > The decrease in premiums and deposits in Financial Services from 2003, before the impact of the reinsurance transactions, is attributable primarily to the currency exchange rates and two large single premium deposits in 2003 in the Retirement Services business line.

The depreciation of the U.S. dollar has also affected the change in sales between 2004 and 2003. Although overall sales have decreased in 2004 in the Individual Markets business line primarily in the individual annuity block, this business line experienced positive sales growth in the BOLI variable segregated funds. The company continued its focus on sales on BOLI through its core distribution partnership with Clark Consulting in 2004, resulting in new annualized sales revenue of $68 million, compared with $12 million in 2003.

Sales in 401(k) improved in 2004, however the block also continued to experience high termination rates. A new customer relationship service model was implemented in 2004 and management continues to focus on building and maintaining better customer relationships in 2005. The largest factors in plan and contract terminations appear to be the U.S. economy and the competitive nature of the industry.

Policy counts in the Individual Markets decreased 3% in 2004. Sales in the BOLI market were $68 million in 2004, representing 361 policies. The sales of new policies in the Institutional Markets totalled 72,000 in 2004, however net growth of 29,000 policies reflects the high first-year surrenders the company has experienced in this market. No other products are being marketed and the company's focus is primarily on retention efforts.

Retirement Services participant accounts have increased 10%, reflecting positive growth in the penetration of the existing customer base and also growth in the FASCorp record-keeping block. FASCorp's position as a leading provider of retirement plan record-keeping services and administrative outsourcing services for major institutions in the U.S. financial services industry was reinforced during 2004 when it surpassed 600,000 institutional participants.

FINANCIAL SERVICES — RETIREMENT SERVICES CUSTOMER ACCOUNT VALUES

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	% CHANGE
GENERAL ACCOUNT — FIXED OPTIONS			
Public/Non-Profit	4,316	4,838	(11)
401(k)	1,022	880	16
	5,339	5,717	(7)
SEGREGATED FUNDS — VARIABLE OPTIONS			
Public/Non-Profit	6,695	6,512	3
401(k)	7,685	7,856	(2)
	14,380	14,368	0
UNAFFILIATED RETAIL INVESTMENT OPTIONS & ADMINISTRATIVE SERVICES ONLY			
Public/Non-Profit	36,167	31,845	14
401(k)	3,785	3,768	0
Institutional (FASCorp)	18,125	11,611	56
	58,076	47,224	23

Account values invested in the general account investment options have decreased due to the strengthening of the Canadian dollar. Overall, variable account values have remained flat in 2004 as the increase in U.S. equity markets was offset by the strengthening of the Canadian dollar. Participant accounts values invested in unaffiliated retail investment options and participant account values where only administrative services and record-keeping functions are provided have increased $10.8 billion or 23% from 2003. The large increase is attributable to significant growth in the institutional services segment primarily from one new institutional client relationship, the recovery of the U.S. equity markets and increased cash flows into the unaffiliated retail investment options.

OUTLOOK — FINANCIAL SERVICES

Individual Markets sales remained strong through institutions in 2004 and several new financial institution partners were added during the year. The Division also launched a new term insurance product and transitioned most of its partners to a new online sales system. The company also implemented several retention improvement efforts that trended positively during 2004.

In 2005, Individual Markets plans to continue its focus on core strengths, increasing the number of placed policies, improving retention and increasing the partnership base. Plans are also underway to launch new market-driven products and value-added service enhancements to existing partners. At the close of 2004, qualitative research was completed to help formulate plans for new product development and begin laying the groundwork for electronic signatures on applications for online prospects, with a pilot program scheduled for 2005.

The company continues to utilize its partnership with Clark Consulting to distribute BOLI. The focus is to provide creative and flexible solutions to meet client needs for financing non-qualified executive retirement plans through the use of life insurance. The area continues to enhance its relationships with key consultants and

develop new marketing materials to communicate the company's proprietary strengths and expertise. The legislative environment has stabilized considerably and the economic outlook appears to be improving. The company introduced a new product design in 2004 that should increase sales opportunities in 2005.

The integration of CLFC was successfully completed in 2004 and the company's goal in 2005 will be to remain focused on providing a high level of customer service and retaining this key block of business.

In Retirement Services, solid partnerships with government plan sponsors helped the company maintain its position as the largest provider of services to state defined contribution plans, with 14 of 50 state clients as well as the government of Guam. In 2004, this business line launched the first phase of an enhanced field service model. This strategy offers a proactive, measurable approach to increasing participation among existing clients, providing education, encouraging appropriate asset allocation and meeting the information needs of participants. This initiative should position the company to continue its penetration of the existing client base in 2005 while continuing to seek out new opportunities in this highly competitive marketplace.

In 2004, Retirement Services completed its integration of the operations of EMJAY, a Wells Fargo subsidiary specializing in 401(k) administration and service. This acquisition was made by the company in late 2003, and will create additional infrastructure to support the growth experienced in the Retirement Services business line. Several key partnerships were established in 2004 with American Express Retirement Services and Fifth Third Bank. In 2004, the 401(k) marketing group developed a new product, NEXTPlan, in conjunction with American Express Retirement Services, designed for employers with $5 million to $50 million in plan assets. The product bundles investment options, administration, education and record-keeping services.

At the end of 2004, the company announced the acquisition of Metavante 401(k) Services, Inc. by EMJAY effective January 1, 2005. Metavante 401(k) Services, Inc. has been renamed EMJAY Retirement Plan Services Inc. The acquisition has added 3,000 plan sponsors in the small- and mid-market area to the Retirement Services block of business. The added scale and dimension should allow the segment to further capitalize on the new doors it will open to additional business opportunities.

Finally, in late 2004, Advised Assets Group (AAG), the company's registered investment advisory subsidiary, introduced Reality Investing, a program that expands AAG's participant-level advice tool into a suite of investment advisory services. Reality Investing provides access to a range of advice services, including professional account management at the participant level. AAG partnered with Ibbotson Associates, an industry leader in asset allocation and investment analytics to develop the new advice and managed account services.

LIFECO CORPORATE — 2004 OPERATING RESULTS

The Lifeco Corporate segment, established in 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the company.

Corporate net earnings for Lifeco, attributable to common shareholders, were a charge of $38 million compared with a charge of $27 million in 2003, composed of the following after-tax charges: restructuring costs incurred in 2004 related to the CLFC acquisition of $29 million ($20 million in 2003), $11 million of U.S. withholding tax ($5 million in 2003) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $2 million of operating income ($2 million charge in 2003) incurred at the Lifeco level.

FINANCIAL INFORMATION — LIFECO CORPORATE

CONSOLIDATED OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
INCOME:		
Premium income	—	—
Bulk reinsurance — initial ceded premiums	—	—
	—	—
Net investment income		2
Fee and other income	—	—
TOTAL INCOME	—	2
BENEFITS AND EXPENSES:		
Paid or credited to policyholders	—	—
Other	10	4
Restructuring costs	44	31
NET OPERATING INCOME BEFORE INCOME TAXES	(54)	(33)
Income taxes	(16)	(6)
NET INCOME BEFORE NON-CONTROLLING INTERESTS	(38)	(27)
Non-controlling interests	—	—
NET INCOME	(38)	(27)
Preferred shareholder dividends	—	—
NET INCOME — COMMON SHAREHOLDERS	(38)	(27)

CONSOLIDATED FINANCIAL POSITION

CONSOLIDATED TOTAL ASSETS

	2004			
FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	CANADA	EUROPE	UNITED STATES	TOTAL
ASSETS				
Invested assets	40,902	16,494	26,140	83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
TOTAL ASSETS	47,264	21,114	27,473	95,851
	2003			
	CANADA	EUROPE	UNITED STATES	TOTAL
ASSETS				
Invested assets	39,353	15,368	28,395	83,116
Goodwill and intangible assets	6,294	210	159	6,663
Other assets	1,284	4,696	1,692	7,672
TOTAL ASSETS	46,931	20,274	30,246	97,451

ASSETS

ASSETS UNDER ADMINISTRATION

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
Invested assets	83,536	83,116
Goodwill and intangible assets	6,836	6,663
Other general fund assets	5,479	7,672
Total assets	95,851	97,451
Segregated fund assets	69,033	61,699
Total assets under administration	164,884	159,150

TOTAL ASSETS UNDER ADMINISTRATION

Total assets under administration at December 31, 2004 were $164.9 billion, an increase of $5.7 billion from December 31, 2003. General fund assets decreased by $1.6 billion and segregated fund assets increased by $7.3 billion compared with December 31, 2003. The increase in goodwill and intangible assets reflects adjustments made by the company to the allocation of the purchase price for CLFC. Refer to Note 7 of the Consolidated Financial Statements.

INVESTED ASSETS

Lifeco manages its general fund assets to support the cash flow, liquidity and profitability requirements of the company's insurance and investment products. The company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Investment Division implements strategies within the overall framework of Lifeco's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of Lifeco's liabilities.

Invested assets at December 31, 2004 were $83.5 billion, an increase of $420 million from December 31, 2003. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

ASSET DISTRIBUTION

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004		2003	
Government bonds	21,094	25%	21,434	26%
Corporate bonds	33,866	41	32,774	39
Mortgages	14,554	17	15,088	18
Stocks	3,405	4	3,199	4
Real estate	1,646	2	1,594	2
Sub-total portfolio investments	74,565		74,089	
Cash & certificates of deposit	2,472	3	2,461	3
Policy loans	6,499	8	6,566	8
TOTAL INVESTED ASSETS	83,536	100%	83,116	100%

BOND PORTFOLIO

The total bond portfolio increased to $55.0 billion or 66% of invested assets at December 31, 2004, from $54.2 billion or 65% at December 31, 2003. Federal, provincial and other government securities represented 38% of the bond portfolio, compared with 40% in 2003. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 84% rated A or higher. The excess of fair value over carrying value at December 31, 2004 was $2,052 million ($1,487 million at December 31, 2003).

BOND PORTFOLIO QUALITY[1]

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004		2003	
Estimated Rating				
AAA	24,136	46%	23,127	45%
AA	7,393	14	6,999	14
A	12,737	24	12,573	24
BBB	7,502	14	7,879	15
BB or lower	757	2	1,168	2
TOTAL	52,525	100%	51,746	100%

[1] Excludes $2,435 million in short-term investments, $2,462 million in 2003.

MORTGAGE PORTFOLIO

The total mortgage portfolio decreased slightly to $14.6 billion or 17% of invested assets at December 31, 2004, compared with $15.1 billion or 18% of invested assets at December 31, 2003. The mortgage portfolio consisted of 52% commercial loans, 37% multi-family residential loans and 11% single-family residential loans. Total insured loans were $4.5 billion or 31% of the mortgage portfolio. The excess of fair value over carrying value at December 31, 2004 was $596 million ($567 million at December 31, 2003).

It is the company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

EQUITY PORTFOLIO

The total equity portfolio remained relatively unchanged at $5.1 billion or 6% of invested assets at December 31, 2004. The equity portfolio consists primarily of high-quality, publicly traded stocks and institutional-grade, income-producing real estate located in major economic centers. The excess of fair value over carrying value at December 31, 2004 was $638 million ($421 million at December 31, 2003).

ASSET QUALITY – GENERAL FUND ASSETS

Non-investment grade bonds were $757 million or 1.4% of the bond portfolio at December 31, 2004, compared with $1,168 million or 2.3% of the bond portfolio at December 31, 2003. The decrease is due to disposition and upgrades in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $172 million or 0.23% of portfolio investments at December 31, 2004, compared with $234 million and 0.3% at December 31, 2003. Total allowances for credit losses at December 31, 2004 were $190 million, unchanged from December 31, 2003. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $959 million at December 31, 2004 ($904 million at December 31, 2003).

The combination of the allowance for credit losses of $190 million, together with the $959 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at December 31, 2004 (1.5% at December 31, 2003).

NON-PERFORMING LOANS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004				2003			
ASSET CLASS	BONDS	MORTGAGES	FORECLOSED REAL ESTATE	TOTAL	BONDS	MORTGAGES	FORECLOSED REAL ESTATE	TOTAL
Non-performing loans	150	20	2	172	223	10	1	234

ALLOWANCES FOR CREDIT LOSSES

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004			2003		
	SPECIFIC PROVISIONS	GENERAL PROVISIONS	TOTAL	SPECIFIC PROVISIONS	GENERAL PROVISIONS	TOTAL
Bonds and mortgage loans	97	93	190	67	123	190

FAIR VALUE

The fair value of invested assets exceeded their carrying value by $3.3 billion as of December 31, 2004, compared with $2.5 billion at December 31, 2003. Changes in the fair value of assets supporting the actuarial and other liabilities of Lifeco's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

OTHER GENERAL FUND ASSETS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
Funds held by ceding insurers	2,337	4,142
Other assets	3,142	3,530
TOTAL OTHER GENERAL FUND ASSETS	5,479	7,672

OTHER GENERAL FUND ASSETS

Funds held by ceding insurers decreased $1.8 billion. During the third quarter of 2004, LRG commuted certain reinsurance contracts. The impact of this transaction was to reduce funds held by ceding insurers and policy liabilities by approximately $1.5 billion on the consolidated balance sheet. In the Summary of Consolidated Operations, policyholder benefits was increased and actuarial liabilities was decreased by the same amount.

Other assets, at $3.1 billion, is made up of several items, including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

SEGREGATED FUND ASSETS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003	2002
Stocks	45,398	40,970	19,978
Bonds	15,710	14,502	12,398
Mortgages	1,613	1,466	1,349
Real estate	3,423	3,119	2,022
Cash and other	2,889	1,642	301
TOTAL	69,033	61,699	36,048
Year-over-year growth	12%	71%	–

SEGREGATED FUNDS

Segregated fund assets under management, which are measured at market values, increased by $7.3 billion to $69.0 billion at December 31, 2004. During 2004, $1.5 billion of Canada Life Securities Inc. trusteed assets were converted to segregated funds administered under insured contracts. The remaining growth resulted from net deposits of $2.3 billion, and market value gains of $3.5 billion.

OUTLOOK – INVESTMENT

Lifeco's investment portfolio is broadly diversified and encompasses strategies to generate appropriate asset mixes and returns relative to the terms and characteristics of the company's liabilities. The majority of the investment program for the general fund will continue to be in medium- to long-term fixed income instruments, primarily bonds and mortgages. Investments in equity markets and other asset classes will continue to be reviewed as risk-adjusted market opportunities arise.

In addition to managing the general fund of the company, the Investment Division and its investment subsidiaries remain closely aligned with the company's segregated funds and third-party asset management lines of business, and will continue to develop its infrastructure to deliver superior service to clients.

LIABILITIES

TOTAL LIABILITIES

Total liabilities at December 31, 2004 were $83.8 billion, a decrease of 3% from December 31, 2003.

TOTAL LIABILITIES

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
Policy liabilities	70,095	71,498
Net deferred gains on portfolio investments sold	2,164	2,237
Other general fund liabilities	11,494	12,708
TOTAL LIABILITIES	83,753	86,443

POLICY LIABILITIES

Policy liabilities, at $70.1 billion, represent 84% of total liabilities at December 31, 2004, compared with approximately 83% at December 31, 2003.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the company's financial position from past significant interest rate volatility.

OTHER GENERAL FUND LIABILITIES

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
Debentures and other borrowings	2,088	2,576
Funds held under reinsurance contracts	4,108	4,655
Repurchase agreements	676	503
Other liabilities	4,622	4,974
TOTAL OTHER GENERAL FUND LIABILITIES	11,494	12,708

OTHER GENERAL FUND LIABILITIES

Total other general fund liabilities at December 31, 2004 were $11.5 billion, a decrease of $1.2 billion from December 31, 2003. Other liabilities, at $4.6 billion, decreased from December 31, 2003 levels, and include trade payables, accruals, provisions for post-retirement benefits and temporary transaction liabilities.

Debentures and other borrowings include $1,734 million of long-term debt associated with the Canada segment on both a direct basis and through its subsidiary CLFC, and $210 million of capital securities issued in the U.S. through its subsidiary Great-West Life & Annuity Capital LP.

Included in debentures and other borrowings is a term debt facility that formed part of the financing for the CLFC acquisition. In 2004, the company repaid $447 million of the facility, reducing the outstanding amount from $596 million to $149 million.

NON-CONTROLLING INTERESTS

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries, Lifeco has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. At December 31, 2004, subsidiaries of Lifeco held $186 million of these securities as temporary investments. The carrying value of units held by external parties at December 31, 2004 was $651 million.

CAPITAL STOCK AND SURPLUS

Capital stock outstanding at December 31, 2004, was $5,947 million, which was composed of $1,296 million of preferred shares and $4,651 million of common shares.

In establishing the appropriate mix of capital required to support the operations of the company and its subsidiaries, management of Lifeco utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short- and long-term capital needs of the company.

At December 31, 2004, Lifeco had four series of preferred shares outstanding with an aggregate stated value of $1,296 million. Two of these series, representing an aggregate amount of $797 million, are non-cumulative soft-retractable preferred shares; the balance is made of non-cumulative perpetual preferred shares, for an aggregate amount of $499 million.

Lifeco regards the perpetual preferred shares as comprising part of its core or permanent capital. As such, it only intends to redeem these shares with proceeds raised from new capital instruments issued during the life of these shares, where the new capital instruments represent equal or greater equity benefit.

2004 ACTIVITY

During 2004, Lifeco paid dividends of $0.685 per common share for a total of $611 million and preferred share dividends of $60 million.

On September 14, the company closed its offering of 12,000,000 5.20% Non-Cumulative First Preferred Shares Series G with an aggregate stated value of $300 million.

On October 31, Lifeco redeemed all 5,192,242 of its outstanding Non-Cumulative Class A Preferred Shares Series 1 for a cash redemption price of $25.00 per share. The aggregate redemption price was $129.8 million.

Lifeco utilizes its normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the company's Stock Option Plan. In November, the company announced a further normal course issuer bid commencing December 1, 2004 and terminating November 30, 2005. During the course of this bid, Lifeco may purchase up to but not more than 6,000,000 shares for cancellation. In 2004, through the normal course issuer bid process, 5,217,700 common shares were purchased for cancellation at a cost of $129 million or $24.82 per share.

In total, capital stock and surplus increased by $835 million, to $9.4 billion at December 31, 2004, from December 31, 2003. The strengthening of the Canadian dollar against the United States dollar of $0.09 in 2004 resulted in decreases to the currency translation account of $240 million from December 31, 2003.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

LIQUIDITY

Lifeco uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. The company's operations have liquidity requirements that vary among its principal product lines. Life insurance and pension plan reserves are primarily long-term liabilities. Group reserves in Canada and Europe and accident and health reserves in the United States, including long-term disability, consist of both short-term and long-term liabilities. Life insurance and pension plan reserve requirements are usually stable and predictable, and are supported primarily by long-term, fixed income investments. Group costs and accident and health claim demands are stable and predictable but generally shorter term, requiring greater liquidity.

Generally, the company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing positive cash flows from operations. Liquidity for the company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment-grade bonds) that totalled $48.9 billion and $48.2 billion as of December 31, 2004 and 2003, respectively. As of both December 31, 2004 and 2003, 98% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the company's demonstrated ability to access the capital markets for funds. The company maintains a $200 million committed line of credit with a Canadian chartered bank.

LIQUID ASSETS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004		2003	
	BALANCE SHEET VALUE	MARKET VALUE	BALANCE SHEET VALUE	MARKET VALUE
Cash & certificates of deposit	2,445	2,445	2,396	2,396
Highly marketable securities				
Government bonds	19,658	20,541	19,664	20,116
Corporate bonds	23,327	24,124	22,397	23,336
Common/Preferred shares	2,657	3,093	2,863	3,113
Residential mortgages (insured)	792	809	905	916
TOTAL	48,879	51,012	48,225	49,877

CASHABLE LIABILITY CHARACTERISTICS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
Surrenderable insurance and annuity liabilities		
At market value	11,628	11,976
At book value	26,952	26,259
TOTAL	38,580	38,235

The market value of Lifeco's liquid assets is approximately $51 billion or 132% of the total surrenderable insurance and annuity liabilities. The company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars)	2004	2003
CASH FLOWS RELATING TO THE FOLLOWING ACTIVITIES		
Operations	2,999	2,098
Financing	(1,096)	1,390
Investment	(1,892)	(1,939)
Increase in cash & certificates of deposit	11	1,549
Cash & certificates of deposit, beginning of year	2,461	912
Cash & certificates of deposit, end of year	2,472	2,461

CAPITAL MANAGEMENT AND ADEQUACY

At the holding company level, the company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular entity or country is dependent upon local regulatory requirements as well as Lifeco's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the *Insurance Companies Act* (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at the end of 2004 was 199% (190% at the end of 2003). London Life's MCCSR ratio at the end of 2004 was 235% (252% at the end of 2003). Canada Life's MCCSR ratio at the end of 2004 was 218% (204% at the end of 2003).

The MCCSR position of Great-West is affected significantly by the existence of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has estimated the risk-based capital ratio to be 418% at December 31, 2004 (402% at the end of 2003).

The capitalization of the company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the company.

Management of the company is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The company has also established policies and procedures designed to identify, measure and report all material risks. The capital plan is designed to ensure that the company maintains adequate capital, taking into account the company's strategy and business plans. The Board of Directors of the company reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan.

RATINGS

Lifeco and its major operating subsidiaries continue to hold very strong ratings.

At the time of the CLFC acquisition in July 2003, the ratings of the company and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Ratings Services (S&P) and Moody's Investors Service (Moody's).

The ratings identified in the table were all reaffirmed in 2004, with the negative outlooks assigned by S&P and Moody's remaining.

During 2004, the company has continued its discussions with Moody's and S&P regarding the status of their negative outlooks. They continue to monitor the progress of the company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

RATINGS OF LIFECO AND MAJOR SUBSIDIARIES

RATING AGENCY	MEASUREMENT	LIFECO	GREAT-WEST	LONDON LIFE	CANADA LIFE	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Service*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on negative outlook.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance Risks
2. Investment or Market Risks
3. Operational Risks
4. Other Risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that items included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

INSURANCE RISKS — GENERAL

By their nature, insurance products involve commitments by the insurer to provide financial obligations and insurance coverage for extended periods of time. In order to provide insurance protection profitably, the insurer must design and price products to ensure that the premiums received, and the investment income earned on those premiums, will be sufficient to pay future claims and expenses associated with the product. This requires the insurer, in pricing products and establishing policy liabilities, to make assumptions regarding expected levels of income and expense. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires regular updating of assumptions to reflect emerging experience. Ultimate profitability will depend upon how closely actual experience tracks to expected, particularly in regards to the following:

CLAIMS (MORTALITY AND MORBIDITY) > Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions that properly reflect the insurance and reinsurance markets where the company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations. Underwriting limits control the amount of risk exposure insured in the property and casualty reinsurance operations.

LAPSATION > Products are priced and valued to reflect the expected duration of contracts. Lapsation is an important assumption for expense recovery to the extent that higher costs are incurred in early contract years, and for certain long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this risk.

INVESTMENT YIELD > Products are priced and valued based on the investment returns available on the assets that support the policy liabilities. Effective and ongoing communication between pricing, valuation and investment management is required to control this risk. Investments are made in accordance with investment policies that have been approved by the directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with long-term cash flows and pricing guarantees carry more risk. Both pricing and valuation manage this risk by requiring higher margins where there is less yield certainty. The pricing and valuation of death benefit, maturity value and income guarantees associated with variable contracts employs stochastic modelling of future investment returns.

REINSURANCE > Products with mortality and morbidity risks have specific limits on company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. Risk underwritten in excess of these approved levels is ceded, or reinsured, by the company to third-party reinsurers. Companies providing reinsurance to the company are reviewed for financial soundness as part of the ongoing monitoring process.

INSURANCE RISKS – SPECIFIC BUSINESSES

Insurance risks are specific to the particular businesses carried on by Lifeco and the types of products offered through those businesses.

CANADA

GROUP INSURANCE > The most significant insurance risk relates to the company's ability to predict claims experience for the following year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

For health care products, inflation and utilization will influence the level of claim costs. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

For disability products, a number of factors, including aging and industry characteristics, play a role in future claim patterns. The risks emerging from these factors are managed through pricing and plan designs that emphasize prevention, early intervention and return-to-work programs.

INDIVIDUAL LIFE > The most significant insurance risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management continues to prudently manage this pricing risk.

LIVING BENEFITS > The most significant insurance risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance. Disability experience is highly cyclical. Lifeco manages the disability risk through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews.

RETIREMENT & INVESTMENT SERVICES > The company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business. As well, a significant decline in market values could increase the cost to the company associated with segregated fund death benefit and maturity value guarantees.

Through its wide range of funds, Lifeco limits its risk exposure to any particular market. As well, the company encourages its clients to follow a long-term asset allocation approach, which will reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.

With the significant increase in the group retirement business resulting from the acquisition of Canada Life, the company has expanded its presence in this relatively stable business. With a significant proportion of premiums being received through employer-sponsored, payroll deduction plans, contributions and withdrawals from this business are less affected by volatile market conditions.

EUROPE

GROUP INSURANCE > The most significant insurance risk relates to the company's ability to predict claims experience for the following year. The risk of inaccurately predicting mortality and morbidity claims is mitigated through biannual repricing, claims experience monitoring, underwriting and controls over open disability claims.

INDIVIDUAL INSURANCE > The most significant insurance risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred.

WEALTH MANAGEMENT > The company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. The company earns fees based upon premium levels and asset levels. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the company limits its risk exposure to any particular market. As well, the company encourages its clients to follow a long-term asset allocation approach.

REINSURANCE > The reinsurance business encompasses a wide variety of risks. The most significant insurance risks include natural catastrophic events that result in property damage, mortality risk relating to the company's individual life reinsurance business, and the level of interest rates and investment fund performance in connection with the company's annuity guarantee business. The company monitors cedant companies' claims experience on an ongoing basis. Diversification of products by underlying insurance type and geography continues to be a major risk mitigation tool.

UNITED STATES

HEALTH CARE > Health care insurance risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in health care delivery systems, such as the development of new practice standards or breakthrough treatments. Furthermore, changes to product design may also impact utilization trends. These changes include amendments that modify covered benefits or funding changes that result in a sharing of the financial burden between the employer and the employee.

The company manages some of these risks through medical cost management, product design, and underwriting management. The company manages medical costs through dedicated provider contracting. In addition, the company continues to invest in enhanced care management programs. Product designs that promote a sharing of health care costs by members typically help control utilization. Medical underwriting by case risk has also been expanded. Through the combination of medical cost management, product design, and underwriting management, the company strives to ensure continued profitability.

RETIREMENT SERVICES > Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Variables are subject to the volatility of the U.S. equities market and the economy. The company protects itself from risks associated with early surrenders through contract fees and termination charges. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

INDIVIDUAL LIFE > The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing retention of the business. In the large case Business-Owned Life Insurance (BOLI) business, the risk associated with surrenders in the General Account product line is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal. Ongoing sales in the BOLI market focus on the delivery of segregated fund (stable value and variable fund) products. These lines include whole life policies with guaranteed cash values and universal life policies with guaranteed minimum interest credited rates. The company actively monitors the impact of these "interest rate floors" through cash flow testing and has established additional reserve liabilities as appropriate.

INVESTMENT OR MARKET RISKS

The company acquires and manages asset portfolios to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. The Boards of Directors or the Executive Committees and the Investment Committees of the Boards of Directors annually approve Investment and Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant investment or market risks associated with the business are outlined below.

INTEREST RATE RISK > Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

The company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping General Fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment. Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

EQUITY MARKET RISK > The company's investment policy guidelines provide for prudent investment in equity markets within clearly defined limits. Given the volatility in equity market values, income in any year may be adversely affected by decreases in market values, notwithstanding the company's long term expectation of investment returns appropriate for this asset class.

SENSITIVITY OF EARNINGS > The following table shows the sensitivity of the company's earnings to changes in the interest rate environment and equity markets, based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

INCREASE (DECREASE) IN AFTER-TAX SHAREHOLDER EARNINGS

[C$ millions]	
INTEREST RATE SENSITIVITY [1]	
1% increase	(19)
1% decrease	(221)
EQUITY MARKET SENSITIVITY [2]	
10% increase	75
10% decrease	(110)

[1] Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.
[2] Represents the percentage change in equity markets.

CREDIT RISK > It is Lifeco's policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class. Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors. Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

LIQUIDITY RISK (ASSET/LIABILITY) > The company closely manages operating liquidity through cash flow matching of assets and liabilities and, at December 31, 2004 has approximately $49 billion in highly marketable securities.

LIQUIDITY RISK (LETTERS OF CREDIT) > In the normal course of its Reinsurance business, the company provides Letters of Credit (LOC) to other parties, or beneficiaries. A beneficiary will typically hold an LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from the company. An LOC may be drawn upon demand. If an amount is drawn on an LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and the company will become obligated to repay this amount to the bank.

Lifeco, through certain of its operating subsidiaries, has provided LOCs as follows:

TO EXTERNAL PARTIES > In order for the non-U.S. licensed operating subsidiaries within LRG to conduct reinsurance business in the U.S., they must provide collateral to the U.S. insurance and reinsurance companies to whom reinsurance is provided in order for these companies to receive statutory credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions. The aggregate amount of this LOC facility is US$970 million, and the amount issued at December 31, 2004 was US$748 million, including US$73 million between LRG subsidiaries as described below.

TO INTERNAL PARTIES > Canada Life as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:

- to its U.S. branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life Ireland Re (US$417 million).
- to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow CLIHL to receive statutory capital credit in the United Kingdom for a loan made to The Canada Life Group (UK) Limited (£117 million).
- to a U.S. regulator as beneficiary on behalf of its U.S. branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third-party, non-U.S. licensed reinsurers (US$112 million).

As well, certain LRG subsidiaries as applicants have provided LOCs to other LRG subsidiaries, as beneficiaries, to allow them to receive statutory capital credit for reserves ceded to the other subsidiaries (US$73 million).

Management of the company monitors its use of LOCs on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.

LIQUIDITY RISK (HOLDING COMPANY STRUCTURE) > As a holding company, Lifeco's ability to pay interest, dividends and operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries. The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC, Canada Life and GWL&A.

FOREIGN EXCHANGE RISK (EARNINGS) > Lifeco's consolidated operations provide a broad business platform that is well diversified in terms of both the nature of the various businesses and the geographic locations in which these businesses are conducted. The degree of geographic diversification in the business operations creates exposure to fluctuations in foreign currency. Management of the company has implemented a program that utilizes forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency.

For the twelve months ended December 31, 2004, of C$34.1 billion of total premiums and deposits approximately C$19.6 billion or 57% were denominated in currencies other than Canadian dollars. Similarly, C$992 million or 60% of the C$1,660 million total net income was denominated in foreign currencies. At December 31, 2004 approximately C$47 billion or 49% of C$95.8 billion of total general fund assets were denominated in foreign currencies.

In 2004, the rate at which the U.S. dollar operating results of GWL&A were translated into Canadian dollars was $1.5832, which reflected the beneficial impact of forward foreign exchange contracts that had been put into place to hedge against volatility in foreign exchange translation. These contracts expired at the end of 2004. To the extent that U.S. dollar to Canadian dollar translation rates remain at current levels, the Canadian dollar equivalent of the operating results of GWL&A for the current financial year will be correspondingly lower, reflecting the strengthened Canadian dollar relative to 2004.

At December 31, 2004, approximately 25% of GWL&A's estimated U.S. dollar net income exposure for 2005 has been hedged at $1.5526. In January 2005, additional forward foreign currency contracts were put in place to hedge certain sterling and euro exposures. As a result of these transactions, approximately 40% and 50% of the company's estimated sterling and euro net income exposures for 2005 have been hedged at $2.3087 and $1.6055.

FOREIGN EXCHANGE RISK (ASSETS) > Investments are normally made in the same currency as the liabilities supported by those investments. Foreign currency assets acquired to back liabilities are generally converted using foreign exchange contracts.

DERIVATIVE INSTRUMENTS > Derivative instruments are used only to hedge imbalances in asset and liability positions or as substitutes for cash instruments; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Boards of Directors or the Investment Committees of the Boards of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts. Lifeco's risk management process governing the use of derivative instruments requires that the company acts only as an end-user of derivative products, not as a market maker. As well, the company has strict operating policies which prohibit the use of derivative products for speculative purposes, permit transactions only with approved counterparties, specify limits on concentration of risk, and documents approval and issuer limits, as well as required reporting and monitoring systems.

OPERATIONAL RISKS

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

Lifeco manages and mitigates internal operational risks through integrated and complementary policies, procedures, processes and practices. Human Resources hiring, performance evaluation, promotion and compensation practices are designed to attract, retain and develop the skilled personnel required. A comprehensive job evaluation process is in place and training and development programs are supported. Each business area provides training designed for their specific needs and has developed appropriate internal controls. Processes and controls are monitored and refined by the business areas and periodically reviewed by the company's internal audit staff. Financial reporting processes and controls are further examined by external auditors. The company applies a robust project management discipline to all significant initiatives.

Appropriate security measures protect premises and information. The company has emergency procedures in place for short-term incidents or outages and is committed to maintaining business continuity and disaster recovery plans in every major location that includes offsite data storage and facilities.

OTHER RISKS

Other risks not specifically identified elsewhere, include:

LEGAL AND REGULATORY RISK > The company monitors compliance with the legal and regulatory requirements in all jurisdictions where it conducts business and assesses trends in legal and regulatory change to keep business areas current and responsive.

REPUTATIONAL RISK > In the course of its business activities, the company may be exposed to the risk that some actions may lead to damage to the company's reputation and hence damage to its future business prospects.

These actions may include unauthorized activities of employees or other people associated with the company, inadvertent actions of the company that become publicized and damage the company's reputation, regular business activities of the company that become the subject of regulator or media scrutiny and, due to a change of public perception, cause damage to the company, or any other action or activity that gives rise to damage to the company's general reputation.

To manage or mitigate this risk the company has ongoing controls to limit the unauthorized activities of people associated with the company. It also reacts to address situations that may escalate to a level that might give rise to damage to the company's reputation.

Through its subsidiaries, Lifeco is both a user and a provider of reinsurance, including both traditional reinsurance, which is undertaken primarily to mitigate against assumed insurance risks, and financial or finite reinsurance, under which the amount of insurance risk passed to the reinsurer may be more limited. The company accounts for all reinsurance transactions according to Canadian generally accepted accounting principles (Canadian GAAP). In some cases Canadian GAAP may differ from the accounting treatment utilized by the company's reinsurers or its reinsureds based upon the rules applicable to them in their reporting jurisdictions. Lifeco believes that transactions of this type that it has entered into are appropriate and properly accounted for. Notwithstanding, the company may, in connection with this type of reinsurance, be exposed to reputational or other risks depending on future events.

IGM Financial Inc.

FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2004	2003	% CHANGE
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS			
Excluding unitholder compensation, dilution gain, restructuring reversal and income tax charge[1]	615.6	533.5	15.4
Including unitholder compensation, dilution gain, restructuring reversal and income tax charge	596.4	539.1	10.6
DILUTED EARNINGS PER SHARE			
Excluding unitholder compensation, dilution gain, restructuring reversal and income tax charge[1]	2.31	2.01	14.9
Including unitholder compensation, dilution gain, restructuring reversal and income tax charge	2.24	2.03	10.3
RETURN ON EQUITY			
Excluding unitholder compensation, dilution gain, restructuring reversal and income tax charge[1]	19.8%	18.9%	
Including unitholder compensation, dilution gain, restructuring reversal and income tax charge	19.1%	19.1%	
DIVIDENDS PER SHARE	1.15	0.99	16.2
BOOK VALUE PER SHARE	11.90	10.83	9.9
MUTUAL FUNDS			
INVESTORS GROUP			
Sales	4,722	4,021	17.4
Net sales [redemptions]	218	(839)	N/M
Assets under management	44,510	40,904	8.8
MACKENZIE			
Sales	6,786	5,282	28.5
Net sales [redemptions]	795	(69)	N/M
Assets under management	37,298	33,770	10.4
INVESTMENT PLANNING COUNSEL[2]			
Sales	259	–	N/A
Net sales	161	–	N/A
Assets under management	1,497	–	N/A
COMBINED MUTUAL FUND ASSETS UNDER MANAGEMENT[3]	83,273	74,674	11.5
INSURANCE IN FORCE *[FACE AMOUNT]*	35,897	31,307	14.7
SECURITIES OPERATIONS ASSETS UNDER ADMINISTRATION	7,107	5,785	22.9
MORTGAGES SERVICED	6,010	6,425	[6.5]
DEPOSITS AND CERTFICATES	711	729	[2.5]

[1] Refer to table on page 132 for a reconciliation of non-GAAP financial measures.

[2] From date of acquisition or as of December 31, 2004.

[3] Adjusted for $32 million in inter-segment assets.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 (in millions of dollars)	2004	2003
ASSETS		
Cash and cash equivalents	865	969
Securities	126	106
Loans	497	528
Investment in affiliate	491	461
Deferred selling commissions	851	764
Other assets	372	334
Intangible assets	900	860
Goodwill	2,371	2,270
	6,473	6,292
LIABILITIES		
Deposits and certificates	711	729
Other liabilities	605	563
Future income taxes	423	375
Long-term debt	1,227	1,404
	2,966	3,071
SHAREHOLDERS' EQUITY		
Share capital		
Preferred	360	360
Common	1,475	1,446
Contributed surplus	4	—
Retained earnings	1,668	1,415
	3,507	3,221
	6,473	6,292

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31 (in millions of dollars, except shares and per share amounts)	2004	2003
FEE AND NET INVESTMENT INCOME		
Management	1,492	1,296
Administration	300	287
Distribution	164	131
Net investment income and other	163	160
TOTAL FEE AND NET INVESTMENT INCOME	2,119	1,874
OPERATING EXPENSES		
Commission expense	617	475
Non-commission expense	544	494
Interest expense	75	85
Restructuring costs (reversal)	—	(25)
TOTAL OPERATING EXPENSES	1,236	1,030
	883	844
Dilution gain	—	15
Income before income taxes and non-controlling interest	883	859
Income taxes	265	299
INCOME BEFORE NON-CONTROLLING INTEREST	618	560
Non-controlling interest	1	—
NET INCOME	617	560
Preferred dividends	21	21
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	596	539
Average number of common shares (in millions)		
– Basic	264.4	263.9
– Diluted	266.0	265.1
Earnings per share (in dollars)		
– Basic	2.26	2.04
– Diluted	2.24	2.03

SUMMARY OF CONSOLIDATED OPERATING RESULTS

Net income attributable to common shareholders, excluding the items noted below, was $615.6 million for the year ended December 31, 2004 compared with $533.5 million in 2003. Diluted earnings per share on this basis were $2.31 compared with $2.01 in 2003, an increase of 14.9%.

Net income in 2004 excludes a charge to earnings recorded in the fourth quarter of $28.8 million ($19.2 million after tax), which includes both compensation payments to certain unitholders of Investors Group and related costs (unitholder compensation) as discussed on page 147 of this report.

Net income in 2004 excludes:

- A dilution gain of $14.8 million recorded in the third quarter resulting from the reduction in IGM's percentage ownership of Lifeco related to their acquisition of CLFC.
- The reversal of $24.8 million ($15.6 million after tax) of restructuring costs related to the acquisition of Mackenzie recorded in the fourth quarter.
- A non-cash income tax charge of $24.8 million recorded in the fourth quarter arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets.

Net income attributable to common shareholders in accordance with GAAP for the year ended December 31, 2004, which includes unitholder compensation noted above, was $596.4 million and diluted earnings per share were $2.24. This compares with net income attributable to common shareholders in accordance with GAAP for the year ended December 31, 2003, which includes the dilution gain, the reversal of restructuring costs, and the non-cash income tax charge noted above, of $539.1 million and diluted earnings per share of $2.03.

Shareholders' equity was $3.51 billion as at December 31, 2004, up from $3.22 billion at December 31, 2003. Return on average common equity was 19.8%, compared with 18.9% in 2003. The quarterly dividend per common share was increased to 30.0 cents in 2004 from 25.5 cents at the end of 2003.

NON-GAAP FINANCIAL MEASURES

Net income, diluted earnings per share (EPS) and return on common equity (ROE) for the year ended December 31, 2004 excludes unitholder compensation. Net income, EPS and ROE for the year ended December 31, 2003 exclude a dilution gain, a reversal of restructuring costs and a non-cash income tax charge related to increases in Ontario tax rates. While these non-GAAP financial measures are used to provide management of the company and investors with additional measures to assess earnings performance, they do not have standard meanings and are not directly comparable to similar measures used by other companies.

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are also non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management of IGM, investors and investment analysts to evaluate and analyze the company's results. EBITDA is discussed further in this report. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP for net income, EPS and EBITDA is provided below. The reconciliation related to EBIT is provided in the table Consolidated Operating Results by Segment on page 133.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in millions of dollars, except per share amounts)	2004		2003		2002	
	NET INCOME	EPS	NET INCOME	EPS	NET INCOME	EPS
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS — NON-GAAP MEASURE	615.6	2.31	533.5	2.01	491.1	1.85
Unitholder compensation, net of tax	(19.2)	(0.07)	—	—	—	—
Dilution gain	—	—	14.8	0.05	—	—
Restructuring (cost) reversal, net of tax	—	—	15.6	0.06	—	—
Non-cash income tax charge	—	—	(24.8)	(0.09)	—	—
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS — GAAP	596.4	2.24	539.1	2.03	491.1	1.85
EBITDA — NON-GAAP MEASURE	1,253.1		1,138.6		1,148.6	
Commission amortization	(226.7)		(193.9)		(203.6)	
Amortization	(22.9)		(27.4)		(27.1)	
Interest expense on long-term debt	(91.5)		(97.9)		(90.2)	
Unitholder compensation	(28.8)		—		—	
Dilution gain	—		14.8		—	
Restructuring (cost) reversal	—		24.8		—	
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	883.2		859.0		827.7	
Income taxes	(264.9)		(299.2)		(317.4)	
Non-controlling interest	(1.2)		—		(0.3)	
Discontinued operations	—		—		1.8	
Preferred dividends	(20.7)		(20.7)		(20.7)	
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS — GAAP	596.4		539.1		491.1	

REPORTABLE SEGMENTS

IGM's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other

Management of the company measures and evaluates the performance of these segments based on EBIT as shown in the table below.

Discussion of segment operations for Investors Group and Mackenzie can be found later in this MD&A.

On May 10, 2004, IGM acquired a 74.7% interest in Investment Planning Counsel. The company's results include its earnings for the period May 10 to December 31, 2004 which are reported in the Corporate and Other segment in the table below. Additional information related to the acquisition is included in the Outlook section on page 146 and in Note 2 to the Consolidated Financial Statements.

CONSOLIDATED OPERATING RESULTS BY SEGMENT

(in millions of dollars)	INVESTORS GROUP		MACKENZIE		CORPORATE & OTHER		TOTAL	
	2004	2003	2004	2003	2004	2003	2004	2003
Fee income	1,080.8	971.6	821.6	746.3	53.4	(3.5)	1,955.8	1,714.4
Net investment income and other	123.3	104.0	15.8	19.9	24.2	35.9	163.3	159.8
	1,204.1	1,075.6	837.4	766.2	77.6	32.4	2,119.1	1,874.2
Operating expenses								
Commissions	264.0	191.3	320.2	284.0	32.5	–	616.7	475.3
Non-commission	273.8	239.3	255.6	257.3	14.9	(2.4)	544.3	494.2
	537.8	430.6	575.8	541.3	47.4	(2.4)	1,161.0	969.5
Earnings before interest and taxes	666.3	645.0	261.6	224.9	30.2	34.8	958.1	904.7
Restructuring (costs) reversal							–	24.8
Interest expense							(74.9)	(85.3)
							883.2	844.2
Dilution gain							–	14.8
Income before income taxes and non-controlling interest							883.2	859.0
Income taxes							264.9	299.2
Income before non-controlling interest							618.3	559.8
Non-controlling interest							1.2	–
NET INCOME							617.1	559.8
Preferred dividends							20.7	20.7
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS								
Including unitholder compensation, dilution gain, restructuring reversal and non-cash income tax charge (GAAP)							596.4	539.1
Excluding unitholder compensation, dilution gain, restructuring reversal and non-cash income tax charge[1]							615.6	533.5

(1) *Refer to page 132 for a reconciliation of non-GAAP financial measures.*

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations, were $30.2 million for the year ended December 31, 2004, compared with $34.8 million in 2003. Investment Planning Counsel's EBIT were $6.9 million for the period May 10 to December 31, 2004. The reduction in net investment income earned on unallocated investments and other income for the year ended December 31, 2004, compared with 2003, was due to lower levels of invested assets and other income.

Certain items reflected in the table above are not allocated to segments:

RESTRUCTURING (COSTS) REVERSAL > There were no restructuring costs recorded in 2004. In the fourth quarter of 2003, IGM recorded a $24.8 million ($15.6 million after tax or $0.06 per share) restructuring reversal related to the restructuring provision taken in 2001 following the acquisition of Mackenzie. A restructuring provision of $95.6 million ($56.0 million after tax or $0.22 per share) was recorded in the second quarter of 2001 to restructure and exit certain operations of Mackenzie. In the fourth quarter of 2003, the company changed its estimate for the restructuring provision required to complete remaining restructuring activities.

INTEREST EXPENSE > Represents the interest cost on debt issued pursuant to the Mackenzie acquisition and outstanding during the period totalling $74.9 million in 2004 compared with $85.3 million in 2003. The reduction in the rate of interest on the $175 million Floating Bankers' Acceptance contributed to the decrease in interest expense in the year ended December 31, 2004 compared with 2003. The reduction in the average balance of outstanding long-term debt also contributed to the decrease in interest expense in 2004 compared with 2003. In the fourth quarter of 2004, the company repaid the balance of the Floating Bankers' Acceptance related to the Mackenzie acquisition.

DILUTION GAIN > in the third quarter of 2003, IGM purchased $100 million of common shares of Lifeco which were issued as part of the funding of the CLFC acquisition by Lifeco. Percentage ownership of Lifeco was reduced to 4.2%, resulting in a dilution gain of $14.8 million ($0.05 per share).

INCOME TAXES › The effective rate of tax in 2004 was 30.0% compared with 34.8% in 2003. Income taxes in 2003 included a non-cash charge as a result of an increase in Ontario tax rates. In connection with the Mackenzie acquisition in the second quarter of 2001, the company valued the indefinite life intangible assets of Mackenzie and allocated a portion of the purchase price to such assets. A future tax liability associated with the assets was estimated based upon future income tax rates substantively enacted at the time. During the fourth quarter of 2003, the Ontario provincial government increased income tax rates in respect of future years and, as a result, IGM increased the estimate of the future tax liability and recorded a $24.8 million ($0.09 per share) non-cash income tax charge. This charge increased the 2003 effective tax rate by 2.9%. Excluding the impact of this change in 2003, the effective tax rate declined by 1.94% in 2004 primarily as a result of the decrease in federal statutory tax rates.

INVESTORS GROUP

REVIEW OF THE BUSINESS

Investors Group's core business provides a comprehensive range of financial and investment planning services to Canadians through its dedicated network of highly trained and well-supported consultants.

Investors Group earns revenue primarily from:

› Management fees charged to its mutual funds.

› Fees charged to its mutual funds for administrative and trustee services.

› Distribution fees charged to mutual fund account holders.

Fee income is also earned from the distribution of insurance products, banking and securities services. Additional revenue is derived from mortgage banking, corporate investments and investment certificate operations.

Revenues depend largely on the value and composition of assets under management. Investors Group's comprehensive approach to financial planning, accomplished by consultants through the broad range of financial products and services offered, has resulted in a mutual fund redemption rate significantly lower than the industry average. During periods of equity market decline and reduced investor confidence, this approach mitigates any downward pressure on the asset base. During 2004, Investors Group's redemption rate for long-term funds reflected significant improvement. The redemption rate declined to 9.1% at December 31, 2004 from 10.7% in 2003 while the redemption rate for all other members of the Investment Funds Institute of Canada (IFIC) increased to 15.3% at December 31, 2004 from 14.1% in 2003.

SEGMENT'S STRATEGY

Investors Group continually reviews its strategy to ensure that it is appropriate for both the current financial services environment and any anticipated changes that would affect the industry. It strives to ensure that the interests of shareholders, clients, consultants and employees are as closely aligned as possible. Investors Group's business model embraces current trends in the Canadian financial services industry and its strategic plan is focused on:

1. Growing its distribution network through the retention of existing consultants and the attraction of new industry professionals.
2. Emphasizing the delivery of financial planning advice, products and services through its dedicated network of highly trained and well-supported consultants.
3. Extending the diversity and range of products offered by Investors Group as it continues to build and maintain enduring relationships by meeting the changing needs of its broad spectrum of clients.
4. Maximizing returns on business investment by:
   › Capitalizing on economies of scale through its relationship with Mackenzie, Great-West, LIG, Canada Life, and with Investment Planning Counsel, as a result of the 74.7% ownership interest which IGM acquired in May 2004.
   › Controlling expenditures through the management of staffing levels, improved productivity, effective and continual investments in technology, and the management of discretionary expenses.
   › Focusing resources on initiatives that have direct benefits to clients and consultants.

CORE BUSINESS

CONSULTANTS Investors Group distinguishes itself from its competition by offering personal, long-term financial planning to its clients. At the centre of this relationship is a national distribution network of highly skilled consultants located in 113 Financial Planning Centres across Canada.

As mentioned above, Investors Group is focused on growing its distribution network through the retention of existing consultants and the attraction of new industry professionals. This is accomplished through the offering of a comprehensive and state-of-the-art financial planning practice support platform. Management of the company believes that consultant compensation and the constant evolution of its support services provide one of the best environments in which consultants can build their practices — whether they are entering the business, or are experienced consultants with considerable assets under management.

RECRUITING AND RETENTION

Investors Group combines a number of proven interview and testing techniques to identify high-quality people who demonstrate a blend of experience, education and aptitude that makes them well suited to becoming successful financial planners. 2004 showed a significant improvement in consultant retention. Investors Group's work in strengthening the competitiveness of its consultant and field management compensation, recognition and support programs has been successful, evidenced by the growth of the consultant network.

At the end of 2004, Investors Group had 3,496 consultants, compared with 3,223 in 2003. The number of consultants with more than four years experience was 2,030 compared with 1,949 a year earlier.

CONSULTANT DEVELOPMENT

Management of the company continues to focus on consultant development systems. Each year, the curriculum is reviewed and refreshed to offer all consultants the essential building blocks they require to develop their individual businesses.

Consultants begin their relationship with Investors Group by attending a five-week training program which is a mix of centralized and region office training, designed to combine technical education with field experience. As consultants progress, they develop their skills as financial planners and business managers by attending a selection of focused educational programs including financial planning skills, product knowledge, client service, business development skills, compliance, technology, practice management and other related topics. Supplemental training, coaching and mentorship are top priorities for the consultant network's Regional Directors and Division Directors across Canada.

In 2004, Investors Group continued to enhance its training and development programs for consultants. The Field Development Program was introduced to provide enhanced coaching and mentorship to consultants in their early years in the business. Experienced consultants continued to benefit from programs which were introduced in 2003, including The 8 Best Practices of High-Performing Advisors Program. These programs are focused on helping consultants take their practices to higher levels of productivity. Annual advanced educational conferences, featuring internal and external industry-leading professionals, were expanded and made available to the entire consultant network.

In keeping with Investors Group's commitment to maintaining the highest standards of ethical business practices and conduct, consultants also receive ongoing training, information and guidance regarding business standards, and regulatory and compliance matters.

Investors Group also supports industry initiatives to introduce uniform qualification requirements for use of the "financial planner" designation. Enrollment in programs to achieve a Certified Financial Planner (CFP) designation, or the equivalent designation in the province of Québec (Pl. Fin.), is encouraged and supported.

PRODUCTIVITY

Investors Group implemented a number of significant changes in 2004 designed to enhance the competitiveness of the product and service offering to its clients as well as changes aimed at providing greater value to its consultants. These included:

- The Field Development Program was introduced, enhancing the in-field training of new consultants to increase the likelihood for success in their first two years.
- The Symphony Strategic Investment Planning™ program was enhanced to include a new component, Portfolio Tuner, which is designed to help consultants rebalance clients' investment portfolios.
- The mutual fund offering was broadened with the introduction of seven new income-oriented mandates, including two new Masterseries™ funds (Investors Real Return Bond Fund and Investors Income Trust Fund), two new Corporate Class offerings (Investors Capital Yield Class and Investors Short-Term Capital Yield Class), as well as three new Alto™ portfolio funds called Alto Monthly Income Portfolios.
- The introduction of a series of comprehensive enhancements to insurance offering, under the umbrella of *Insurance for the Future*, which included the addition of Canada Life term and universal life options to the product shelf in conjunction with the introduction of a streamlined application process.
- The Variable Rate Mortgage and the Lock & Roll Mortgage were added to bring expanded choice to the mortgage product shelf.

Management of the company believes that these initiatives make Investors Group more attractive and competitive to consultants and potential consultants, and will lead to greater recruitment, productivity and asset growth into the future.

PRODUCTS AND SERVICES Investors Group is regarded as a leader in personal financial planning in Canada. This is achieved by delivering personal financial solutions tailored to each client's individual needs. Consultants recommend balanced, diversified and professionally managed portfolios that reflect the client's goals preferences and risk tolerance. They also look beyond investments to offer clients insurance products, banking services, mortgages and tax planning.

SYMPHONY STRATEGIC INVESTMENT PLANNING PROGRAM

Symphony is Investors Group's enhanced strategic investment planning approach. Symphony is designed to help consultants build their business with a sophisticated investment discipline, backed by a process that provides a sound methodology for measuring a client's risk tolerance. Based on that assessment, consultants are able to provide appropriate risk-adjusted recommendations using Investors Group's extensive offering of funds.

Symphony is a scientific and fully integrated approach to strategic investment planning support, from the assessment of a client's risk tolerance and personal investment goals, to the construction and administration of an optimal investment portfolio.

Symphony simplifies the asset allocation process and provides Investors Group with a high degree of competitive differentiation. This approach should also provide clients with more predictable and stable investment returns over time.

In December 2004, Symphony was further enhanced to include a new component, Portfolio Tuner. Portfolio Tuner is a tool, built into Symphony, and designed to help consultants rebalance clients' investment portfolios.

PERSONAL FINANCIAL PLANNER

Investors Group's state-of-the-art financial planning software, the Personal Financial Planner (PFP), handles the full range of potential financial planning needs — from projections and illustrations for basic financial planning concepts to the preparation of written financial plans which integrate all disciplines of financial planning, including investment planning, tax planning, retirement planning, education planning, risk management and estate planning. The PFP software continues to enhance the quality and professionalism in written financial plans prepared by Investors Group consultants.

MUTUAL FUNDS

Investors Group is committed to enhancing the performance, scope and diversity of its investment products. In 2004, 13 mergers involving funds were completed. The mergers will help improve the clarity of the offering as well as derive economies of scale for the benefit of unitholders by combining smaller funds. In addition, certain of these smaller funds were merged into funds having lower management fee rates. As a result, unitholders of those particular funds experienced a 25 basis point reduction in management fees. Discussion of mutual fund activity in 2004 compared with 2003 is presented in the Investors Group Review of Segment Operating Results.

INVESTMENT MANAGEMENT

Investors Group has over $44.5 billion in mutual fund assets under management in 144 mutual funds covering a broad range of investment mandates.

Through its own international team of investment professionals and relationships with external investment advisers, Investors Group provides clients with access to a wide range of investment advisory services. Clients can take advantage of the opportunity to diversify their holdings across fund managers, asset categories, investment styles, geography, capitalization and sectors through portfolios customized to meet their objectives.

INVESTORS MASTERSERIES FUNDS

Investors Masterseries funds are managed by I.G. Investment Management, the company's own multi-disciplinary team of investment professionals with offices and advisers in North America, Europe, and Asia. This global reach, combined with over 50 years of experience, provides the depth of investment management capabilities that enables the company to offer its clients money management expertise suitable for the widest range of investment objectives.

The Investors Masterseries family of funds includes 47 unit trust funds and 27 Corporate Class funds. The Corporate Class fund structure is discussed later in this report. The 47 unit trust funds include money market, fixed income, balanced, domestic and international equity, global and sector mandates. As at December 31, 2004, total assets related to these funds were $38.1 billion compared with $35.0 billion in 2003, an increase of 8.9%. Masterseries unit trust funds represented 85.7% of the total Investors Group mutual fund assets under management, up slightly from 85.6% a year ago. At December 31, 2004, 41% of Masterseries mutual funds had four- or five-star ratings from the Morningstar™ fund ranking service and 72% had a rating of three stars or better, compared with 40% and 74% respectively in 2003 and is higher than the Morningstar universe of 70%. Morningstar Ratings are an objective, quantitative measure of a fund's historical risk-adjusted performance relative to other funds in its category, of which the top 10% of the funds in each category get a five-star rating.

In December 2004, Investors Group introduced two new mutual funds. Investors Real Return Bond Fund was introduced to provide a level of income that is hedged against inflation. Investors Income Trust Fund was introduced to provide a high level of income with the potential for moderate capital appreciation.

PARTNER FUNDS

Partner funds are an important element of Investors Group's mutual fund product shelf, offering a range of investment disciplines through advisory relationships with other investment management firms. Partner funds are comprised of 27 unit trust funds and 19 Corporate Class funds which are discussed below.

With respect to the partner fund unit trusts, Investors Group continued its relationships with highly regarded investment managers Mackenzie, AGF Funds Inc., Beutel, Goodman & Company, Ltd., Fidelity Investments Canada Limited, Franklin Templeton Investments Corp. and Goldman Sachs Asset Management, L.P. Two changes were made to the partner fund offering during 2004. In July, Bissett Investment Management, an operating division of Franklin Templeton Investments Corp. (Bissett Investment Management), based in Calgary, Alberta, was retained to sub-advise the new IG Bissett Canadian Equity Fund. Also in July, Sceptre Investment Counsel Ltd. was removed as a sub-adviser.

Investors Group oversees external investment advisers who are responsible for ensuring that their activities are consistent with Investors Group's investment philosophy and with the stated investment objectives and strategies of their respective funds.

At December 31, 2004, partner unit trust funds totalled $5.3 billion or 11.8% of Investors Group's mutual fund assets under management. Of this amount, Mackenzie currently provides investment advisory services for six funds with total assets of $1.6 billion.

INVESTORS GROUP CORPORATE CLASS INC.

Investors Group introduced Investors Group Corporate Class Inc., Canada's broadest tax-advantaged fund structure in 2002. This group of funds features tax-deferred switching on a fee-free basis among 46 brand-name funds within the group. The funds include 27 of Investors Group's own Masterseries funds advised by I.G. Investment Management as well as funds advised by Mackenzie, AGF Funds Inc., Beutel, Goodman & Company, Ltd., Fidelity Investments Canada Limited, Franklin Templeton Investments Corp., Goldman Sachs Asset Management and Bissett Investment Management.

The following changes were made to the partner Corporate Class offering during 2004:

- In July, Bissett Investment Management was hired to sub-advise the new IG Bissett Canadian Equity Class, as mentioned above.
- In August, IG Mackenzie Universal Global Future Class was introduced to complement the mandate's unit trust version.
- In December, the Corporate Class structure was enhanced with the addition of two new fixed income-oriented classes. The two new classes, Investors Capital Yield Class and Investors Short-Term Capital Yield Class were launched to provide investors with the ability to better diversify their Corporate Class investment portfolios.

By the end of 2004, the Corporate Class funds had attracted $659 million in assets compared with $353 million in 2003.

MANAGED ASSET AND MULTI-MANAGER INVESTMENT PROGRAMS

Investors Group provides clients with access to a growing selection of asset allocation opportunities directed by the world's leading money-management firms. These programs include:

ALLEGRO™ PORTFOLIOS > The Allegro Portfolios provide a single step investment solution offering geographic, investment style and asset class diversification. The seven portfolios include Investors Masterseries funds, Mackenzie partner funds as well as a wide variety of other partner funds. The asset mix of the Allegro Portfolios was updated using the same strategic investment planning approach that was developed for the Symphony individual fund recommendations. Since their introduction in 2001 as 1World™ Portfolios (renamed Allegro in 2003), these funds have attracted $1.1 billion in assets as of December 31, 2004.

ALTO™ PORTFOLIOS > The new Alto Portfolios provide a single step investment solution offering geographic, investment style and asset class diversification. The ten portfolios include Investors Masterseries funds and Mackenzie partner funds. Seven of the Alto Portfolios were introduced in October 2003 to coincide with the launch of Symphony. Since their introduction in October 2003, these seven funds have attracted $153 million in assets as of December 31, 2004.

On December 13, 2004, Investors Group introduced three new Alto Portfolio funds. These portfolios, named the Alto Monthly Income Portfolios, are designed to provide investors with an ongoing monthly cash flow generated from a soundly diversified group of underlying funds. The main feature of these portfolios is series T, which is an income option through which investors can generate a known, expected monthly cash flow made up of income and return of capital.

MASTERSERIES PORTFOLIOS > This is one of the largest fund programs in Canada with assets of $6.5 billion as at December 31, 2004. The program is comprised of eight funds which invest in 21 underlying Masterseries funds to provide a high level of diversification.

*i*PROFILE™ > This is a unique portfolio management program introduced in 2001 for clients with assets over $250,000. *i*Profile investment portfolios have been designed to maximize returns and manage risk by diversifying across asset classes, management styles and geographic regions. The program is advised by a select group of 12 global money management firms such as Goldman Sachs Asset Management, Jarislowsky Fraser Limited and I.G. Investment Management, Ltd. Effective January 28, 2004, Waddell & Reed, I.G. Investment Management, Ltd. and J.P. Morgan replaced Provident Investment Counsel, Alliance Bernstein and AIB Govett respectively in their sub-advisory services to the *i*Profile program. By the end of 2004, this program had attracted $437 million in assets.

SEGREGATED FUNDS

Investors Group offers eight segregated funds that are distributed solely by Investors Group consultants. These segregated funds provide death benefit guarantees and potential creditor protection. These funds also provide protection from long-term market volatility by providing two levels of guarantees — 75% or 100% of the principal invested. The investment component of these products is managed by Investors Group while the insurance component is underwritten by Great-West.

INSURANCE

Investors Group continues to be a leader in the distribution of life insurance in Canada. Through its arrangements with leading insurance companies, Investors Group offers a comprehensive range of term, universal life, whole life, disability, critical illness, long-term care, personal health care coverage and group insurance. I.G. Insurance Services Inc. currently has distribution agreements with:

- Great-West
- Canada Life
- Sun Life Assurance Company of Canada
- Clarica Life Insurance Company
- The Manufacturers Life Insurance Company (Manulife)

During 2004, sales of insurance products as measured by annualized premiums were $30 million. Total face amount of insurance in force increased during 2004 to $36 billion. The average number of policies sold per consultant was 8.2 in 2004, consistent with 2003 results. The average number of consultants with insurance licenses represented 79% of the consultant network. Distribution of insurance products is enhanced through 41 insurance specialists who assist consultants with the selection of appropriate insurance solutions.

SECURITIES OPERATIONS

Investors Group Securities Inc. is an investment dealer registered in all provinces and territories providing securities services to clients seeking a broader product offering in combination with financial and investment planning. Investors Group consultants can refer clients to one of the 24 securities specialists available through Investors Group Securities Inc.

During 2004, assets under administration in Investors Group Securities Inc. grew by 15.9% to $5.2 billion. Total assets under administration at December 31, 2004 include $2.2 billion in third-party mutual funds and securities as well as $3.0 billion in Investors Group's mutual funds. This compares to $2.2 billion and $2.3 billion in 2003, respectively. The number of clients using this service grew to over 61,300 clients, an increase of 4.4% over 2003. At year-end, 83% of consultants had referred clients to Investors Group Securities Inc., compared with 91% in the prior year — a decrease of 8% largely due to an increase in the number of new consultants joining Investors Group in 2004. At December 31, 2004, 95% of consultants with at least 12 months tenure had referred clients compared with 97% last year. The assets gathered by Investors Group Securities Inc. during 2004 were $1.1 billion, consistent with 2003.

Management of the company believes that its securities operation will continue to be an important part of its product and service offering, assisting consultants in attracting clients and maintaining relationships with investors who wish to include individual securities as part of their overall financial plan.

MORTGAGE OPERATIONS

Investors Group consultants play an integral role in sourcing high-quality residential mortgages through client referrals to Investors Group mortgage planning specialists. At December 31, 2004, Investors Group employed 50 mortgage specialists who originate mortgages in key residential markets.

Mortgage originations in 2004 increased 1.2% to $848 million from $838 million in 2003. The proportion of residential mortgages sourced with the assistance of consultants has remained constant at 89% in 2004. While most of these new mortgages were sold to third parties through Investors Group's mortgage banking operation, the servicing of these mortgages continues to be provided by Investors Group.

Investors Group added the Variable Rate Mortgage and the Lock & Roll Mortgage to its mortgage product shelf on September 7, 2004 in order to provide its mortgage specialists and consultants with more flexibility within the mortgage product offering.

The Variable Rate Mortgage provides clients with the lowest available interest rate, discounted 1.00% below prime for the first 6 months and 0.375% below prime for the balance of its 5 year term with payments that are fixed throughout the term of the mortgage. If interest rates decline, the principal owing reduces more rapidly while, in an increasing interest rate environment, payments remain stable with an increased proportion being applied towards interest costs.

The Lock & Roll Mortgage offers the convenience of a 5-year term together with the advantage of a discounted short-term interest rate.

Both mortgages offer convertibility features and prepayment options designed to meet clients' changing needs. Consultants and clients have responded very favourably to these new product offerings.

Investors Group mortgage operations also provide both origination and servicing to:

> Investors Mortgage Fund, which because of its size requires a steady stream of high-quality mortgages.
> Investors Group Trust Co. Ltd. and Investors Syndicate Limited, both subsidiaries of the company.
> London Life

SOLUTIONS BANKING

Investors Group now has 18 months experience with its Solutions Banking initiative. As at December 31, 2004, 75% of Investors Group consultants have incorporated Solutions Banking into their financial planning practices with one or more products sold.

The offering consists of a wide range of products and services provided by National Bank of Canada under a long-term distribution agreement, and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards. Clients have access to over 1,400 banking machines, as well as a private labeled client Web site and a private labelled client service centre.

The Solutions Banking offering supports Investors Group's approach to delivering total financial solutions for the company's clients via a comprehensive financial planning platform.

ADDITIONAL PRODUCTS AND SERVICES

Investors Group also provides its clients with guaranteed investment certificates offered by Investors Group Trust Co. Ltd., as well as a number of other financial institutions.

REVIEW OF SEGMENT OPERATING RESULTS

Investors Group's earnings from operations before interest and taxes for the year ended December 31, 2004 compared with 2003 are presented below.

OPERATING RESULTS — INVESTORS GROUP

[in millions of dollars]	2004	2003	% CHANGE
FEE AND NET INVESTMENT INCOME			
Management	830.3	741.4	12.0
Administration	156.3	138.3	13.0
Distribution	94.2	91.9	2.5
Net investment income and other	123.3	104.0	18.6
	1,204.1	1,075.6	11.9
OPERATING EXPENSES			
Commissions	108.8	81.2	34.0
Asset retention bonus and premium	155.2	110.1	41.0
Non-commission	273.8	239.3	14.4
	537.8	430.6	24.9
EARNINGS BEFORE INTEREST AND TAXES	666.3	645.0	3.3

FEE INCOME

Fee income is generated from the management, administration and distribution of 144 Investors Masterseries, partner and managed asset investment funds. The distribution of insurance and banking products and the provision of securities services provide additional fee income.

Fee income represented 89.8% of gross revenue in 2004, compared with 90.3% in 2003. Total fee income increased by $109.2 million to $1.1 billion, an increase of 11.2% from 2003. Fee income is driven primarily by the level and composition of assets under management. Assets under management are influenced by three factors: sales, redemption rates and capital markets, including relative investment performance. The changes in assets under management in 2004 compared with 2003 are summarized below.

CHANGE IN MUTUAL FUND ASSETS UNDER MANAGEMENT — INVESTORS GROUP

(in millions of dollars)	2004	2003	% CHANGE
Sales	4,722.3	4,021.2	17.4
Redemptions	4,504.4	4,860.1	(7.3)
NET SALES (REDEMPTIONS)	217.9	(838.9)	N/M
Market and income	3,387.7	4,155.0	(18.5)
Net change in assets	3,605.6	3,316.1	8.7
Beginning assets	40,904.2	37,588.1	8.8
ENDING ASSETS	44,509.8	40,904.2	8.8
CONSISTS OF:			
Investors Masterseries	38,570.2	35,267.2	9.4
IG Mackenzie	1,696.8	1,250.2	35.7
Partner funds	3,805.4	3,997.8	(4.8)
*i*Profile funds	437.4	389.0	12.4
	44,509.8	40,904.2	8.8
AVERAGE DAILY ASSETS	42,493.4	37,980.3	11.9

For the year ended December 31, 2004, sales of Investors Group mutual funds through its consultant network were $4.7 billion, an increase of 17.4% from 2003. This compares to an overall industry increase in mutual fund sales of 27.5%. Mutual fund redemptions totalled $4.5 billion for the same period, a decrease of 7.3% from $4.9 billion in 2003. Investors Group's redemption rate for long-term funds decreased to 9.1% in 2004 from 10.7% in 2003, and remains well below the corresponding redemption rate of 15.3% for all other members of IFIC. Net sales of Investors Group mutual funds were $218 million in 2004 compared with net redemptions of $839 million in 2003.

Sales of long-term funds were $3.7 billion in 2004, compared with $3.1 billion in 2003, an increase of 19.7%. Net redemptions of long-term funds were $81 million compared with net redemptions of $855 million in 2003. Certain sales of long-term funds in the first quarter of 2004, sourced through Investors Group's Solutions Banking loan programs, were deposited and held in Investors Group's Money Market Fund on a one-day basis and then transferred into long-term mutual funds. Including these sales, the sales and net sales of long-term funds for the year ended December 31, 2004 would have been $3.8 billion and $52 million respectively.

Investors Group's mutual fund assets under management were $44.5 billion at December 31, 2004, an increase of $3.6 billion or 8.8% from December 31, 2003. The increase in assets from December 31, 2003 reflects positive market action of $3.4 billion and net sales of mutual funds totalling $218 million. The increase in assets in the industry for the twelve months ended December 31, 2004 was 13.3%.

Investors Group earns management fees for investment management services provided to its mutual funds. In 2004, management fee income increased by $88.9 million or 12.0% to $830.3 million. This increase in fee income reflects the increase of 11.9% in average daily mutual fund assets in 2004 compared with 2003.

Investors Group earns administration fees for providing:

› Administrative services to its mutual funds through certain of its subsidiaries.
› Trusteeship services to its mutual funds through Investors Group Trust Co. Ltd.

Administration fees totalled $156.3 million in 2004, up 13.0% from $138.3 million in 2003. During the twelve month period, fees charged to the mutual funds for administrative services increased $7.8 million due to increases in related non-commission expenses. Increases in trustee fees resulted from growth in average mutual fund assets in 2004 compared to 2003. Other administration fees increased due to both the growth in average mutual fund assets during 2004 compared to 2003 and the introduction of the fixed rate service fee on deferred sales charge and no-load products in August 2003.

Distribution fees are earned from:

› Redemption fees or back-end loads on mutual funds subject to a deferred sales charge. In 2003, Investors Group revised redemption fee rates on mutual funds sold subject to a deferred sales charge. Fees charged range from 5.5% in the first year reducing to nil after seven years and are consistent with industry rates. Previously, redemption fee rates ranged from 3.0% in the first year reducing to nil after six years.
› Distribution of insurance products through I.G. Insurance Services Inc.
› Provision of securities services through Investors Group Securities Inc.
› Provision of banking services through Solutions Banking, an arrangement with the National Bank of Canada introduced in June 2003.

Distribution fee income of $94.2 million in 2004 increased by 2.5% from $91.9 million in 2003. Distribution fees related to securities, insurance and banking operations increased in 2004 as a result of higher business volumes. This was offset in part by lower redemption fee income which declined by $3.9 million primarily due to lower redemptions subject to deferred sales charges.

NET INVESTMENT INCOME AND OTHER

Net investment income and other includes interest and dividends earned on cash and cash equivalents, securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of Lifeco's earnings as well as income related to mortgage banking activities. Investors Group measures net investment income as the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and a component of IGM's long-term debt, but excludes interest expense on debt incurred to finance the acquisition of Mackenzie.

Net investment income and other totalled $123.3 million, an increase of $19.3 million or 18.6% from $104.0 million in 2003. This increase was due principally to an increase of $16.5 million in the share of Lifeco's earnings as well as increases in gains on the sale of securities and in revenues related to mortgage banking activities.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense was $108.8 million in 2004, an increase of $27.6 million from $81.2 million in 2003. The increase in commission expense was related to:

- Increase in amortization of commissions totaling $19.1 million in 2004 related to prior year sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on sales commissions to 72 months.
- Increase in amortization of commissions of $3.3 million related to higher commission payments in 2004 compared with 2003. The increase in commission payments results from both higher mutual fund sales and an increase in commission rates introduced in 2003 as part of Investors Group's realignment of its consultant compensation.
- Increases in other compensation related to mutual fund operations, insurance, mortgage and banking products.

In 2004, asset retention bonus (ARB) and asset retention premium (ARP) expenses were comprised of the following:

- Regular ARB which is paid monthly and is based on the month-end value of assets under management. As part of Investors Group's realignment of its consultant compensation in 2003, increases to the ARB rate paid to consultants were introduced. Regular ARB expense increased by $28.7 million in 2004 as a result of both the increase in assets under management and the increase in the ARB rate paid to consultants.
- ARP, which is a deferred component of compensation designed to promote consultant retention. The ARP, which was announced in 2003, and is also based on the level of assets under management, was effective beginning in 2004 and totalled $16.4 million in 2004.

Non-commission expense includes: costs incurred by Investors Group in the support of its consultant network; the administration, marketing and management of its mutual funds and other products; as well as all other expenses in the operation of its business.

Non-commission expense totalled $273.8 million in 2004 compared with $239.3 million in 2003, an increase of $34.5 million or 14.4%. Increases in expenses were primarily due to:

- Unitholder compensation of $28.8 million recorded in the fourth quarter of 2004 as discussed earlier.
- Increases in expenses related to the administration of Investors Group's mutual funds due to increased transactional volumes.
- The amortization of capital expenditures and post conversion activity costs, both of which were related to the single shareholder system. Investors Group and Mackenzie merged their transfer agency and unitholder record-keeping systems into one shareholder system in November 2003, preserving the integrity and privacy of their respective client bases.
- Increases in sub-advisory fees as a result of increases in these assets under management.
- Increases in consultant network support costs as a result of increased numbers of consultants and increased activity levels.

Non-commission expense of $273.8 million in 2004 also includes a reduction of $3.7 million recorded in the third quarter which represents a portion of the general allowance for credit losses. This reduction of a portion of the general allowance results from the periodic review of the credit quality of Investors Group's mortgage portfolio and the adequacy of the related general allowance and reflects changes in the size and composition of portfolios, improving default and loss trends and continued improvement in underwriting and default management policies and processes.

Investors Group continues to benefit from the impact of synergies related to the transition work completed with Mackenzie. In addition, management continues to focus on both control of discretionary expenses and expense reductions beyond the opportunities created by the transition activities.

MACKENZIE

REVIEW OF THE BUSINESS

Mackenzie is a multi-faceted investment management and financial services corporation founded in 1967. Mackenzie's core business is the management and administration of mutual funds on behalf of Canadian investors and their financial advisers.

ASSET MANAGEMENT OPERATIONS

As of December 31, 2004, more than one million clients held Mackenzie mutual funds and segregated funds purchased through a network of over 30,000 independent financial advisers. Under the Mackenzie master brand, the Mackenzie family includes: Cundill, Ivy, Keystone, Maxxum, Sentinel, Select Managers, Symmetry, Universal, and the recently introduced Mackenzie Structured Products brand. Total Mackenzie assets under management and administration increased 13.9% during the year to total $43.3 billion.

Gross sales of Mackenzie mutual funds were $6.8 billion for 2004, an industry leading figure for non-bank-owned fund complexes. Net sales for the year totalled $795 million. This compared with $5.3 billion gross sales and $69 million net redemptions in 2003.

In 2004, Mackenzie received six awards at the annual Canadian Investment Awards.

With a broad range of funds and investment styles, Mackenzie's mutual funds experience periods of both over and under relative performance. Cundill Funds continued their industry-leading performance during 2004 with all seven rated funds qualifying for the five-star rating offered by Morningstar, a leading fund rating service. As at December 31, 2004, all Cundill Funds were ranked in the first quartile for both three- and five-year performance by Morningstar.

It was a year of relative underperformance for the Ivy Funds. The continued strength of the Canadian dollar during 2004 had a negative impact on the returns of the foreign holdings in this fund family. Ivy's approach to investing continues to be the building of diversified portfolios of high-quality businesses that exhibit the characteristics of conservative growth purchased at reasonable prices. Currency is not hedged so that the funds offer Canadian investors diversification not only in terms of foreign businesses, but also in terms of foreign currencies. In addition, the market activity in 2004 was focused on natural resource and energy-linked companies as well as on cyclical and recovery stories, a narrow market in which the Ivy Funds tend not to participate. Despite this, the Ivy Funds continue to have solid long-term performance records and to attract significant investor interest.

Another important measure of performance is recognition by investors. The Mackenzie Maxxum Dividend Fund and the Mackenzie Maxxum Dividend Growth Fund grew from assets of $1.8 billion to $2.6 billion over the year. These funds focus on conservative core value and are well positioned to address the retirement planning needs of an aging population.

Overall Mackenzie's relative fund performance continues to be strong. At December 31, 2004, 36% of Mackenzie mutual funds had a four- or five-star Morningstar rating which is unchanged from December 31, 2003, and is higher than the Morningstar universe of 32%. As at December 31, 2004, 66% of Mackenzie's mutual funds had a rating of three stars or better. This compares with 71% at December 31, 2003 and compares to the Morningstar universe of 70%.

Mackenzie continues to streamline its product line to avoid duplication, create efficiencies, and enhance the value provided to investors. During 2004 six funds were merged into other funds with similar mandates to create better economies of scale for Mackenzie investors.

PRODUCT DEVELOPMENT, SERVICE AND POSITIONING

Mackenzie is a recognized product innovator in Canada and is constantly striving to develop better products that meet the evolving needs of investors. Mackenzie pioneered the now common RSP clone fund concept. In recent years, Mackenzie has faced significant competition from structured yield products such as income trusts, structured funds of income trusts, closed-end TSX listed equity, fixed income and derivative split share products, and bank principal guaranteed equity fund structures. Over the last five years the market capitalization of income trusts listed on the TSX has grown significantly. In contrast, open-ended mutual funds experienced net redemptions in 2003 and only modest net sales growth in 2004.

Management of Mackenzie is confident that it can meet these competitive market forces with superior investment product structures for financial advisers and their clients. Mackenzie's ability to innovate has historically been a key to growth in assets under management and administration. In mid-2004 Mackenzie formalized a Structured Products Group to focus on such opportunities and to drive all non-mutual-fund product development.

In partnership with CIBC, Mackenzie issued CIBC FULPaY™ Mackenzie Funds-Linked Deposit Notes Series 4, 5 and 6. The Notes have the potential to deliver returns through a link to the performance of selected Mackenzie funds. Sold over a selling period of limited duration and traded on the secondary market, these debt instruments proved popular with investors seeking the upside potential offered by mutual funds but concerned about safety of principal. Total sales of the three Mackenzie issued CIBC FULPaY™ Mackenzie Funds-Linked Deposit Notes exceeded $75 million in 2004. In June the structured products team closed its first Resource Limited Partnership, which at December 31, 2004 had assets of $33.8 million. In December, the team ended the year with an offering under the Maxxum Trust banner which raised net proceeds of $95.2 million on the initial closing and $8.1 million on the final closing in early 2005. Underlying assets of the various structured products are being managed by Mackenzie investment managers. Mackenzie expects the Structured Products Group to continue to be active in 2005.

To compete with in-house wrap programs developed by some distributors, Mackenzie launched Symmetry, an asset allocation product, in February 2004. Symmetry, targeted at the emerging affluent investor, has a minimum investment requirement of $25,000. Symmetry portfolios are constructed to meet each investor's unique profile using strategic asset allocation and are extremely tax efficient due to their use of the Mackenzie Capital Class platform. The program allows further customization with the integration of active funds to incorporate style biases, investment themes, or concentration on a particular geographic region. Symmetry brings together the best of strategic asset allocation and advice to provide a level of customization not available with most other programs. At December 31, 2004, Symmetry assets were $290.5 million.

The ongoing strong performance of the resource sectors provided an opportunity for Waddell & Reed, a major business partner of Mackenzie in the United States. Waddell & Reed acts as a sub-adviser to Mackenzie and also distributes in the United States the Ivy Global Natural Resource Fund. Several leading investment firms in the United States have recommended the fund and, as a result, assets in this fund grew from $190.0 million at the beginning of the year to $1.1 billion as at December 31, 2004.

VenGrowth Capital Partners Inc. (VenGrowth) added to its family of retail venture capital funds and, in late 2003, launched VenGrowth Traditional Industries Fund, its most conservative offering to date. The fund, with assets of $26.1 million at the end of 2004, uses VenGrowth's hallmark later-stage investment strategy. Mackenzie markets and is the fund administrator for VenGrowth's retail funds, which at December 31, 2004 totalled $1.0 billion in assets.

Financial advisers insist on a high-quality back office service as part of the overall partnership with a fund company. It is for that reason Mackenzie continues to invest in technology, process improvement and its people. A recent survey of adviser preferences conducted by TARP, a customer-service research firm, found that financial advisers' overall satisfaction levels with Mackenzie's service are at an all time high since research was commenced in 2001. Mackenzie continues to evolve and look at new ways of doing business to increase efficiencies and to continue to leverage the group wide opportunities within the Power Financial group of companies.

DEALER, TRUST AND ADMINISTRATION SERVICES

MRS Group partners with independent financial advisers and their dealer firms to provide product and service solutions that increase their competitive advantage in the market place. MRS Group has supported the independent advice channel for more than 20 years.

MRS Group is composed of M.R.S. Inc., a mutual fund dealer, M.R.S. Trust Company (M.R.S. Trust), a federally regulated trust company, M.R.S. Securities Services Inc., an IDA member firm, and Winfund Software Corp., a developer and distributor of dealer back-office software. These companies work together to support Canadian investment and mutual fund dealers and their financial advisers. Since 1998, MRS Group has sponsored and distributed the Keystone Funds and currently has over $1 billion under management. MRS Group contributes to a strong and competitive market for segregated and mutual fund distribution.

At December 31, 2004, MRS Group serviced approximately 638,000 registered and investment accounts on behalf of Mackenzie, Investors Group Securities Inc. and Investment Planning Counsel. This compares with approximately 615,000 in 2003. In addition, MRS Group serviced over 269,000 registered and investment accounts at December 31, 2004 on behalf of more than 200 other dealers and their advisers compared with 279,000 in 2003.

ASSETS UNDER MANAGEMENT AND ADMINISTRATION

Total Mackenzie assets under management and administration as at December 31, 2004 were $43.3 billion, an increase of 13.9% over the previous year.

Mackenzie's mutual fund assets under management were $37.3 billion at December 31, 2004, an increase of 10.4% from $33.8 billion at December 31, 2003.

Sales of Mackenzie's mutual funds were $6.8 billion, an increase of 28.5% from $5.3 billion in 2003. This compares to an overall industry increase in mutual fund sales of 27.5%. During 2004 redemptions of mutual funds were $6.0 billion as compared to redemptions of $5.4 billion in 2003. Net sales of mutual funds during 2004 were $795 million, as compared with net redemptions of $69 million last year. Despite improving market conditions in 2004, investors were slow to return to the equity markets and for much of the year remained invested in conservative investments such as money market, income and balanced funds. Net sales of long-term funds were $819 million in 2004, compared with $209 million in 2003.

During 2004, Mackenzie's redemption rate for long-term funds was 13.8% as compared with 13.0% in 2003. A factor contributing to this increase is the growth in the amount of Mackenzie's mutual fund units that were originally sold on a deferred sales charge basis that are no longer subject to a redemption fee. The redemption rate for long-term funds for all other members of IFIC increased to 14.8% at December 31, 2004 from 13.8% in 2003.

Market performance increased mutual fund assets by $2.7 billion during the year, as compared with an increase of $3.0 billion in 2003.

In addition to its mutual fund business, an important component of Mackenzie's operations is the provision of investment management, administration and distribution services for other investment products. As at December 31, 2004, Mackenzie provided investment management services to private and institutional accounts with assets of $4.9 billion, a 48.3% increase from the corresponding period last year, and provided administration and distribution services to venture capital funds with $1.0 billion in net assets. Also at December 31, 2004, Mackenzie's structured products totalled $129.0 million, excluding the assets in the CIBC FULPaY™ Mackenzie Funds-Linked Deposit Notes, as those assets are included in the underlying Mackenzie mutual fund.

CHANGES IN ASSETS UNDER MANAGEMENT AND ADMINISTRATION — MACKENZIE

(in millions of dollars)	2004	2003	% CHANGE
MUTUAL FUNDS			
Sales	6,786.7	5,282.3	28.5
Redemptions	5,991.4	5,351.7	12.0
NET SALES (REDEMPTIONS)	795.3	(69.4)	N/M
Market and income	2,733.0	2,979.2	(8.3)
Net change in assets	3,528.3	2,909.8	21.3
Beginning assets	33,769.9	30,860.1	9.4
ENDING ASSETS	37,298.2	33,769.9	10.4
PRIVATE AND INSTITUTIONAL CLIENTS	4,910.8	3,312.0	48.3
STRUCTURED PRODUCTS	129.0	—	N/A
LABOUR SPONSORED FUNDS	1,010.7	992.6	1.8
TOTAL	43,348.7	38,074.5	13.9
AVERAGE DAILY MUTUAL FUND ASSETS	35,427.8	30,877.9	14.7

REVIEW OF SEGMENT OPERATING RESULTS

Mackenzie's earnings from operations before interest and taxes for the year ended December 31, 2004 compared with 2003 are presented below.

OPERATING RESULTS — MACKENZIE

(in millions of dollars)	2004	2003	% CHANGE
FEE AND NET INVESTMENT INCOME			
Management	645.5	558.2	15.6
Administration	140.5	148.5	(5.4)
Distribution	35.6	39.6	(10.1)
Net investment income and other	15.8	19.9	(20.6)
	837.4	766.2	9.3
OPERATING EXPENSES			
Commissions	150.3	141.7	6.1
Trailer fees	169.9	142.3	19.4
Non-commission	255.6	257.3	(0.7)
	575.8	541.3	6.4
EARNINGS BEFORE INTEREST AND TAXES	261.6	224.9	16.3

FEE AND NET INVESTMENT INCOME

Management fees were $645.5 million for the year ended December 31, 2004, an increase of $87.3 million from $558.2 million in 2003. This increase is consistent with the 14.7% increase in Mackenzie's average mutual fund assets under management and the increase in the average management fee rate, a result of an increase in the percentage of assets in equity funds which have a higher management fee rate than money market and fixed income funds. Also contributing to the year-over-year growth in management fees was an increase in private and institutional assets under management.

Administration fees include the following main components: operating expenses charged to funds; fees earned from administering the VenGrowth labour sponsored venture capital funds; asset allocation fees; and trustee and other administration fees generated from the MRS Group account administration business. Administration fees declined by $8.0 million to $140.5 million in 2004 compared with $148.5 million in 2003. The decline in administration fees is attributable to a $5.4 million decline in operating expenses charged to funds, consistent with the decline in expenses incurred by Mackenzie on behalf of its mutual funds, and a reduction of $2.6 million in asset allocation fees and administration fees earned by the MRS Group.

Mackenzie earns distribution fee income upon redemption of mutual fund units sold on a deferred sales charge basis. Fees charged range from 5.5% in the first year and decrease to zero after seven years. Distribution fee income decreased $4.0 million to $35.6 million from $39.6 million in the previous year. This decrease is a result of the aging of Mackenzie's mutual fund units, which results in lower applicable redemption fees.

Net investment income and other represents the net interest margin from M.R.S. Trust's lending and deposit operations. Net investment income in 2004 was $15.8 million, a decline of $4.1 million from $19.9 million in 2003. The decline in the current year is primarily attributed to a gain realized on the disposition of real estate held for sale in 2003. There is no corresponding gain in the current year's results. The remainder of the decline is due to changes in the composition of M.R.S. Trust's lending and deposit portfolios and the compression of the net interest margin thereon.

OPERATING EXPENSES

Mackenzie's operating expenses increased $34.5 million to $575.8 million from $541.3 million in the previous year.

Commission expense, which represents the amortization of deferred selling commissions, increased $8.6 million to $150.3 million from $141.7 million in 2003. Mackenzie amortizes deferred selling commissions over a maximum period of seven years. However, to the extent fees are received on the redemption of the underlying mutual fund units, amortization is accelerated.

Trailer fees paid to dealers were $169.9 million in 2004, an increase of $27.6 million from $142.3 million in the previous year. Trailer fees as a percentage of average mutual fund assets under management increased to 47.9 basis points in the current year as compared with 46.2 basis points last year. The increase in trailer fees was consistent with:

- the year-over-year growth in the average mutual fund assets under management;
- the shift in the percentage of Mackenzie's mutual fund assets invested in long-term equity funds as opposed to short-term money market funds, which contributed to a higher average trailer fee rate; and
- the percentage of Mackenzie's mutual fund assets that were purchased on a front-end basis as opposed to a deferred sales charge basis, which also contributed to a higher average trailer fee rate.

Non-commission expenses decreased $1.7 million to $255.6 million in 2004 from $257.3 million in 2003. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, declined in the current period as compared to last year, largely a result of continued cost synergies being realized from the transition work with Investors Group. This reduction in non-commission expenses was partially offset by an increase in sub-advisory expenses incurred by Mackenzie in the management of its mutual funds, consistent with the growth in its sub-advised assets under management as compared to the prior year.

IGM FINANCIAL INC.

CONSOLIDATED FINANCIAL POSITION

IGM's on-balance sheet assets totalled $6.47 billion at December 31, 2004, compared with $6.29 billion at December 31, 2003.

SECURITIES

The company's holdings of securities were $126.3 million at December 31, 2004, an increase of $20.1 million or 18.9% from 2003. The fair value of the company's portfolio at December 31, 2004, exceeded cost by $127.8 million, compared with $137.8 million at December 31, 2003. IGM continually strives to ensure that its portfolio holdings are of the highest quality. To manage the market and credit risk associated with the securities portfolio, a Senior Management Investment Committee monitors the company's portfolio and approves all purchases. This Committee regularly reviews the portfolio to identify holdings where there has been an other than temporary decline in value. In these circumstances, the carrying amount of the security is written down to recognize the loss.

LOANS

Loans, including mortgages and personal loans, decreased by $31.4 million to $496.7 million at December 31, 2004 and represent 7.7% of total assets compared with 8.4% in 2003. This decrease is composed of $17.1 million in mortgages and personal loans related to the company's intermediary activities and a decrease of $14.3 million in residential loans related to the company's mortgage banking operations.

Residential mortgage loans, sourced with the assistance of Investors Group consultants, are primarily designated for sale to third parties on a fully serviced basis through Investors Group's mortgage banking operations. Mortgage loans sourced through mortgage brokers and personal loans sourced through the MRS Group relate to M.R.S. Trust's intermediary activities. M.R.S. Trust also sells mortgages and personal loans to third parties on a fully serviced basis through its securitization activities.

CREDIT RISK At December 31, 2004, impaired loans totalled $0.4 million compared with $2.2 million at December 31, 2003, and represented 0.07% of the total loan portfolio, compared with 0.40% at December 31, 2003. The general allowance for credit losses was $17.8 million at December 31, 2004 compared with $21.5 million in 2003. IGM monitors its credit risk management policies continuously to evaluate their effectiveness. The company also periodically reviews the credit quality of the loan portfolios and the adequacy of the related general allowance. In 2004, the company reduced its general allowance by $3.7 million to reflect changes in the size and composition of the portfolios, improving default trends, and continued improvement in underwriting and default management policies and procedures. These policies and practices have resulted in the effective control of impaired loans.

Management of the company continued its conservative policy of maintaining adequate allowances to absorb all known and foreseeable credit-related losses in the mortgage, loan, and real estate portfolios. The allowance for credit losses exceeded impaired mortgages and loans by $17.4 million as at December 31, 2004, compared with $19.3 million at December 31, 2003.

As at December 31, 2004:

- The portfolios were 95% residential and 61% insured.
- The portfolios were in excess of 80% owner occupied.
- Mortgages in the portfolio were geographically diverse.
- Strict credit risk management policies continue to be applied.

The characteristics of the mortgage portfolios at December 31, 2004 described above are consistent with prior years.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

IGM's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated subsidiaries.

A key liquidity requirement for the company is the funding of commissions paid on the sale of mutual funds. Commissions paid continue to be fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds.

IGM also maintains sufficient liquidity to fund and temporarily hold mortgages. Through its mortgage banking operations, most of the mortgages are sold to third parties on a fully serviced basis. In order to effectively manage its overall liquidity, the company is active in both the whole loan sale and securitization markets. During 2004, whole loan sales to third parties totalled $712.1 million and proceeds from securitizations were $207.1 million, compared with $847.3 million and $126.7 million respectively in 2003.

IGM continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $1,253.1 million for 2004 compared with $1,138.6 million in 2003, and represents an increase of 10.1%.

Other potential sources of liquidity include the company's portfolio of securities and lines of credit. As at December 31, 2004, the fair value of the marketable securities in its portfolios and those of its unregulated subsidiaries was $229.1 million. The company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit.

Liquidity can also be provided through IGM's demonstrated ability to raise funds in the capital markets.

CASH FLOWS (SUMMARY) The table below is a summary of the Consolidated Statements of Cash Flows.

CASH FLOWS

(in millions of dollars)	2004	2003	% CHANGE
Operating activities			
Before payment of commissions	790.4	673.2	17.4
Commissions paid	(305.8)	(231.0)	(32.4)
Net of commissions paid	484.6	442.2	9.6
Financing activities	(569.5)	(230.0)	(147.6)
Investing activities	(19.4)	(14.4)	(34.7)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(104.3)	197.8	N/M
Cash and cash equivalents, beginning of year	969.3	771.5	25.6
CASH AND CASH EQUIVALENTS, END OF YEAR	865.0	969.3	(10.8)

INTEREST RATE RISK

The objective of the company's asset liability management is to control interest rate risk by actively managing its interest rate exposure within limits established by the Investment Committee of the Board of Directors of the company.

The company manages the re-pricing characteristics of its consolidated assets and liabilities, and as required by regulation, manages interest rate risk on the assets and liabilities of the deposit operations of M.R.S. Trust and Investors Group Trust Co. Ltd. As at December 31, 2004, the total gap between one-year deposit assets and liabilities was well within the the company's stated guidelines.

REGULATORY LIQUIDITY REQUIREMENTS

Liquidity requirements for M.R.S. Trust and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are established by regulatory authorities. As at December 31, 2004, liquidity for both companies was in excess of regulatory requirements.

CAPITAL RESOURCES

Shareholders' equity increased to $3.5 billion as at December 31, 2004 from $3.2 billion at December 31, 2003. During 2004, long-term debt decreased to $1.2 billion from $1.4 billion at December 31, 2003. In the fourth quarter of 2004, IGM repaid the remaining balance of the Floating Bankers' Acceptance as discussed above.

To achieve its strategic objectives, the company requires a strong capital base. The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

Independent reviews confirm the continuing quality of IGM's balance sheet and the strength of its operations. During 2004, both Standard & Poor's Ratings Services (S&P) and the Dominion Bond Rating Service (DBRS) reviewed their ratings of the company's senior debt and liabilities. The senior debt and liabilities were rated "A" with a stable outlook by both S&P and DBRS.

Management of IGM is confident that the company's current capital resources are adequate and can support its activities during 2005.

OUTLOOK

THE FINANCIAL SERVICES ENVIRONMENT

The financial services industry continues to experience growth and change influenced by:

- Continuing growth of the Canadian economy.
- Shifting demographics as the number of baby-boomers in their prime savings years continues to increase.
- Regulatory environment changes.
- An evolving competitive landscape.
- Changes in investor attitudes and preferences.

Deregulation, competition and technology have fostered a trend towards financial service providers offering a comprehensive range of products and services in-house. Traditional distinctions between bank branches, full-service brokerages, financial planning firms and insurance agent forces are blurring as all of these financial service providers strive to offer comprehensive financial advice implemented through access to a broad product shelf.

The preferred method of retirement planning by Canadians continues to be in the context of a relationship with a financial adviser. Over 60% of Canadian discretionary financial assets, including short-term deposits, reside within a relationship with a financial adviser. Increased investor awareness and sophistication, driven by these advisory relationships, continues to drive a reconfiguration of household balance sheets from short-term financial assets towards longer term financial assets.

Investment funds, which include mutual funds, remain the most popular financial asset class relied upon by Canadians for their long-term savings, and they represent over one-third of Canadian long-term discretionary financial assets. Management of IGM believes that investment funds are likely to remain the preferred savings vehicle of Canadians. Investment funds provide investors with the benefits of diversification, professional management, flexibility and convenience, and are available in a broad range of mandates and structures to meet most investor requirements and preferences. At December 31, 2004, mutual fund industry assets in Canada were $497.3 billion, an increase of 13.3% relative to December 31, 2003. The $58.4 billion increase in industry assets from December 31, 2003 reflected an estimated $36.3 billion increase from market action, which represented 8.3% of year-end 2003 industry assets, the inclusion of approximately $7.4 billion of new assets that were not previously categorized as mutual fund assets, and net sales of $14.7 billion.

THE COMPETITIVE LANDSCAPE

IGM and its subsidiaries operate in a highly competitive environment. Investors Group and Investment Planning Counsel compete directly with other retail financial service providers, including other financial planning firms, as well as full-service brokerages, banks and insurance companies. Investors Group, Mackenzie and Investment Planning Counsel compete directly with other mutual fund managers and other investment managers, and are also in competition with other asset classes for an increased share of clients' investable assets.

Canadian banks remain a dominant force in Canadian retail financial services. The banks distribute financial products and services through their traditional bank branches, as well as through their full-service and discount brokerage subsidiaries. Recently, bank branches have increased their emphasis on both financial planning and mutual funds. In addition, each of the big six banks owns one or more mutual fund management subsidiaries which distribute through these and other distribution channels. Collectively, mutual fund assets of the big six bank-owned mutual fund managers represented 35% of total industry mutual fund assets at December 31, 2004 and accounted for approximately 69% of the industry's long-term mutual fund net sales during 2004.

Mutual fund dealers and other financial planning firms represent a significant distribution channel for mutual funds, particularly those managed by third parties. The last five years have been characterized by significant consolidation in this sector of the industry, with many of the larger firms being purchased by mutual fund managers and insurers. Despite this level of consolidation activity, the sector remains fragmented. Management of IGM anticipates continuing consolidation in this segment of the industry as smaller participants are acquired by larger organizations.

As a result of this consolidation activity, the mutual fund management sector is characterized by large, often vertically-integrated, firms. The ten largest firms and their subsidiaries represented 79.6% of industry assets at December 31, 2004 with smaller firms representing primarily niche players. Management of IGM believes scale, access to distribution, and a broad product shelf are key competitive success factors in the financial services industry.

MEETING COMPETITIVE CHALLENGES

Management of IGM feels that the company is well-positioned to meet competitive challenges and capitalize on future opportunities. The company enjoys significant competitive strengths, including:

- Industry-leading scale.
- Significant and diversified distribution with an emphasis on financial advisers.
- Broad product capabilities, leading brands and quality sub-advisory relationships.
- Part of the Power Financial group of companies, which includes Great-West, London Life and Canada Life.
- Enduring client relationships and the long-standing heritages and cultures of its subsidiaries.

INDUSTRY-LEADING SCALE IGM enjoys a 16.6% share of industry mutual fund assets under management and is nearly double the size of its nearest competitor. This scale provides the company and its subsidiaries with numerous benefits, including lower unit costs and greater access to capital.

BROAD AND DIVERSIFIED DISTRIBUTION In addition to owning two of Canada's premier financial planning organizations, Investors Group and Investment Planning Counsel, IGM has considerable access to distribution through the over 30,000 third-party adviser relationships enjoyed by Mackenzie. IGM's businesses are all focused on supporting the enduring relationships developed between a client and a financial adviser.

BROAD PRODUCT CAPABILITIES During 2004, as discussed earlier within the segmented results, IGM's subsidiaries continued to develop and launch innovative products and strategic investment planning tools to assist advisers in building optimal portfolios for their clients.

PART OF POWER FINANCIAL GROUP OF COMPANIES As part of the Power Financial group of companies, IGM benefits through cost savings from shared service arrangements, as well as through increased access to distribution, products, and capital.

ENDURING RELATIONSHIPS IGM enjoys significant advantages as a result of the enduring relationships its advisers enjoy with their clients. In addition, the company's subsidiaries have strong heritages and cultures which are challenging for competitors to replicate.

ACQUISITION OF INVESTMENT PLANNING COUNSEL

On May 10, 2004, IGM paid $74.6 million in cash and issued 734,796 common shares, for total consideration of $99.0 million, including transaction costs, to acquire a 74.7% interest in Investment Planning Counsel.

This acquisition will expand the company's presence in the independent financial planning channel. Investment Planning Counsel is the fifth largest financial planning firm in Canada with 600 financial planners, and had mutual fund assets under management of $1.5 billion (Counsel Group of Funds Inc.) and total assets under management and administration of $8.0 billion at December 31, 2004. The transaction was structured to maintain the entrepreneurial character of Investment Planning Counsel and was consistent with the company's strategy of owning leading businesses in both manufacturing and distribution within the advice segment of the financial services industry. Investment Planning Counsel is operating as a separate entity and is being managed by its pre-acquisition leadership team.

THE REGULATORY ENVIRONMENT

IGM is subject to complex and changing legal, taxation and regulatory requirements with the company's principal regulators including agencies of the provincial and territorial governments in Canada. The company's activities are also regulated by the members of the Canadian Securities Administrators (CSA) and various self-regulatory organizations. Changes in the regulatory framework or failure to comply with any of these laws, rules and regulations could have an adverse effect on the company.

IGM's core distribution business is regulated by the Mutual Fund Dealers Association (MFDA) of Canada in which the company's mutual fund dealer subsidiaries are members.

The company supports all regulatory efforts that will protect the interests of clients and preserve the integrity and reputation of the industry and its members.

MUTUAL FUND DEALERS ASSOCIATION OF CANADA Investors Group Financial Services Inc., M.R.S. Inc. and IPC Financial Network Inc., the company's mutual fund dealer subsidiaries, are members of the MFDA. This is the self-regulatory organization for the mutual fund dealer industry in every jurisdiction in Canada except Québec. The MFDA continues to work towards the establishment of a contingency fund to protect investors in the event of an insolvency of any of its dealer members.

HARMONIZATION OF SECURITIES RULES The CSA continues to work towards enhancing public confidence in capital markets and streamlining the securities regulatory process. In the past year recent enactments relating to audit committee responsibilities, certification of financial reports by the Chief Executive Officer and the Chief Financial Officer and continuous disclosure guidelines and requirements are in the course of being implemented. Further requirements on corporate governance disclosure, fund governance and continuous disclosure for mutual funds are expected during 2005. Continued harmonization efforts have been centered around the CSA secretariat to co-ordinate the efforts of the members of the CSA with respect to projects such as uniform securities legislation and national registration requirements. There have been continuing efforts to improve the national electronic information systems such as SEDI, SEDAR and NRD.

REVIEW OF MUTUAL FUND INDUSTRY PRACTICES On December 16, 2004 the Ontario Securities Commission (OSC) and the Manitoba Securities Commission (MSC) approved a settlement agreement between I.G. Investment Management, Ltd. (IGIM) and the OSC regarding trading by an institutional client of Investors Group Inc. (IG) in mutual funds managed by IGIM. IG agreed to provide compensation of $19.2 million, plus interest at 5% per annum from the settlement date to the approval of the plan of distribution, to affected unitholders. Also on December 16, 2004 a hearing panel of the MFDA approved a settlement agreement between Investors Group Financial Services Inc. and the MFDA regarding the same matter, providing for compensation of $2.65 million, plus interest on the foregoing basis, to be paid to affected unitholders and the payment of a fine of $2.65 million to the MFDA. The compensations are to be made pursuant to a distribution plan to be developed by IG together with an independent consultant and approved by the OSC and the MSC. The company recorded a $19.2 million after-tax charge to income in the fourth quarter to reflect these settlements and related costs.

These settlements arose following a review of "late trading" and "market timing" activities in the mutual fund industry which started in November 2003 by the OSC, the MFDA and the Investment Dealers Association of Canada. The OSC noted at the time of the settlements that no ongoing market timing activity in the Canadian mutual fund industry has been found since the beginning of the review. OSC staff had also noted earlier that their review revealed no evidence of "late trading" and that they had found no evidence of any "market timing" by any insiders of IGIM.

OTHER RISK FACTORS

CONTINGENCIES The company is subject to legal actions, including class actions, arising in the normal course of its business. Two class actions related to alleged market timing trading activity in mutual funds of the company have been commenced. The company entered into settlement agreements in 2004 with a number of its

Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, the management of the company does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the company's consolidated financial position.

MARKET RISK Investors confidence remained positive throughout 2004. This led to significant increases in mutual fund sales and increases in the level of assets under management during the year. However, risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES > The combined redemption rate for long-term funds for Investors Group, Mackenzie and Investment Planning Counsel mutual funds was 11.2% at December 31, 2004, among the lowest in the industry. The corresponding redemption rate for the industry as a whole was 15.5%, excluding IGM's mutual funds.

IGM provides consultants and independent financial advisers with superior levels of service and support and a broad range of investment products — based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisers can also play a key role in educating investors about the value of portfolio diversification. In periods of declining markets and market volatility, IGM's consultants and independent financial advisers are effective in reminding clients of the benefits of long-term investing.

DISTRIBUTION RISK *INVESTORS GROUP CONSULTANT NETWORK* > Investors Group derives all of its mutual fund sales through its consultant network. Investors Group consultants have regular direct contact with particular clients which can lead to a strong and personal client relationship based on the client's trust in that individual consultant. The market for financial advisers is extremely competitive. The loss of a significant number of key consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network of consultants as discussed in the Investors Group Review of the Business. As at December 31, 2004, the number of consultants totalled 3,496 compared with 3,223 at December 31, 2003. This represents an increase of 8.5% in the consultant network in 2004.

MACKENZIE > Mackenzie derives substantially all of its mutual fund sales through independent financial advisers. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and complete in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisers. These factors are discussed further in the Mackenzie Review of the Business.

The Pargesa Group

HIGHLIGHTS

Power Financial and the Frère group of Charleroi, Belgium, each hold 50% of Parjointco N.V., a Dutch company that, as of December 31, 2004, held a 61.4% voting interest (2003 — 61.4%) and a 54.3% equity interest (2003 — 54.4%) in Pargesa Holding S.A. (Pargesa), the parent company of the Pargesa group. Pargesa has its head office in Geneva, Switzerland, and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in various large European companies active primarily in the media and entertainment, energy, water, waste services, and specialty mineral sectors.

The carrying value of Power Financial's interest in Parjointco at year-end was $1.65 billion, as compared with $1.55 billion in 2003.

As of December 31, 2004, Pargesa held a 48.0% interest (2003 — 48.0%) in the Belgian holding company Groupe Bruxelles Lambert (GBL), representing 50.2% of the voting rights. GBL, which is based in Brussels, Belgium, is listed on the Euronext Brussels stock exchange. At the same date, Pargesa and GBL jointly held a 53.5% interest (2003 — 53.5%) in Imerys (specialty minerals), a company listed on the Paris stock exchange. In addition, Pargesa held 100% of Orior Holding S.A., also based in Switzerland, which is active in the food industry. GBL holds the group's interests in Bertelsmann (media and entertainment), Total (energy) and Suez (energy, water, and waste services).

PARGESA GROUP — FINANCIAL INFORMATION

AS OF DECEMBER 31, 2004 (in millions of dollars)[1]	PARGESA HOLDING S.A.	GROUPE BRUXELLES LAMBERT
Cash and temporary investments	2	608
Long-term debt	210[2]	28
Shareholders' equity	7,086	12,890
Market capitalization	7,113	13,497

[1] Foreign currencies have been converted into Canadian dollars.
[2] Drawdowns from bank credit facilities maturing in 2005 and 2009.

The group now owns, through a simple holding structure, four investments representing 93% of Pargesa's adjusted net asset value, as shown in the table below.

At the end of December 2004, the adjusted net asset value was $8,681 million, corresponding to a value per Pargesa share of SF4,883 (SF3,989 at the end of 2003). Pargesa's adjusted net asset value is calculated on the basis of stock market prices for the listed holdings and of its share of consolidated shareholders' equity for the unlisted holdings (as per the most recent information provided by these companies).

PARGESA — BREAKDOWN OF ADJUSTED NET ASSET VALUE [FLOW-THROUGH BASIS]

AS OF DECEMBER 31, 2004 (in millions of dollars)	NET ASSETS (PARGESA'S SHARE)	%
Total [3.7%]	2,949	34
Bertelsmann [25.1%][1]	1,474	17
Imerys [53.5%]	2,525	29
Suez [7.1%]	1,112	13
Other investments	232	3
Net cash and short-term assets, net of long-term debt[2]	389	4
	8,681	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates.
Figures have been converted into Canadian dollars.
[1] The value of the investment in the private company Bertelsmann, shown in the table above, is equivalent to Pargesa's economic interest in Bertelsmann's shareholders' equity as of December 31, 2004.
[2] Pargesa's share of net cash and short-term assets or long-term debt held by group holding companies.

CASH EARNINGS

The implementation of Pargesa's strategy has resulted in a decrease in the number of holdings accounted for under the equity method. As for Total and Suez, which represent 47% of Pargesa's adjusted net asset value, only dividends received from these companies, as opposed to Pargesa's share of net earnings, are included in Pargesa's consolidated earnings.

The group's results can also be analysed by examining, on a flow-through basis, the operating cash earnings generated by the group's holdings. Under this method, Pargesa's share of operating earnings of the holdings subject to equity accounting (Imerys and Bertelsmann) is replaced by the share of dividends received from those companies. Under this method, cash earnings per share grew from SF126 in 2003 to SF157 in 2004. Pargesa's Board of Directors will propose raising the dividend from SF92 to SF100 per bearer share at the May 2005 Annual Meeting of Shareholders.

PARGESA HOLDING S.A. — CONTRIBUTION TO OPERATING CASH EARNINGS[1]

(in millions of Swiss francs, except per share amounts)	2004	2003
	FLOW-THROUGH CASH EARNINGS	
Imerys	49.7	41.1
Bertelsmann	93.3	89.6
Total[2]	129.8	71.9
Suez	40.1	38.4
Cash earnings from major holdings	312.9	241.0
Contribution from other participations	5.4	6.2
Operating results of holdings	(54.4)	(35.0)
Pargesa flow-through cash earnings	263.9	212.2
Cash earnings per share	157	126
Pargesa dividend per share[3]	100	92

(1) See definition above.

(2) Includes in 2004 the non-recurring effect of the first interim dividend paid by Total (SF43.7 million).

(3) Subject to approval by shareholders at the May 2005 Annual General Meeting.

CONSOLIDATED EARNINGS

Pargesa's operating earnings grew from SF192 million in 2003 to SF316 million in 2004. Imerys recorded an 18% increase in net operating income for 2004. Bertelsmann's contribution to operating earnings reflects improved operating results and, as in previous years, includes Pargesa's share of the portion of Bertelsmann's dividend which is not eliminated in the consolidation process. The annual dividend paid by Total in 2004 increased 15% compared with 2003. The contribution from Total also includes the non-recurring effect of the payment in November of the first interim dividend, pursuant to the new distribution policy announced by the company to start paying its dividend in two instalments instead of one annual dividend.

The dividend paid by Suez was unchanged from 2003. Overall, the contribution to operating income from Pargesa's four major holdings grew by SF136.4 million, which was partially offset by results posted by the holding companies' own corporate operations.

In 2004, Pargesa recorded non-operating income of SF113 million, as compared to SF24 million in 2003. The non-operating income for 2004 includes in particular Pargesa's share of the gain recorded by GBL on disposal of its interest in BAIC, by Bertelsmann on disposal of a building in New York, and from the contribution of Bertelsmann's music recording activities in its joint venture with Sony Music. Non-operating income for 2003 was mainly represented by Pargesa's share of Bertelsmann's gains upon disposal of various interests.

PARGESA HOLDING S.A.

DECEMBER 31 (in millions)	2004		2003	
AS REPORTED BY PARGESA	SF	$[1]	SF	$[1]
Operating earnings	316	331	192	200
Goodwill amortization[2]	(8)	(8)	(8)	(9)
Non-operating earnings[3]	113	118	24	25
Net earnings	421	441	208	216

(1) *Average Swiss franc to Canadian dollar: 1.0473 in 2004 and 1.0418 in 2003.*

(2) Goodwill recorded by holding companies (Pargesa and GBL) on their direct investments.

(3) Including Pargesa's share of non-operating earnings recorded by companies accounted for under the equity method.

BERTELSMANN

In 2004, economic growth was modest in the euro area, in particular as a result of weaknesses in the German economy where Bertelsmann conducts much of its business. In contrast, growth was better in the United States. In this environment, Bertelsmann's main media markets improved from 2003.

German magazine and television markets were practically unchanged from 2003, but demand in the book market rose slightly. Growth was a bit stronger in other European countries. In the United States, the magazine advertising market also fared better, while book sales slipped slightly. Music discs sales in the United States and Great Britain advanced for the first time in five years, while other important markets continued to slide, notably Germany, France and Japan.

Bertelsmann reported a 39% increase in operating EBIT, to €1,429 million ($2,310 million), and an increase in its operating margin, from 6.1% to 8.4%. RTL Group, BMG, and Arvato made a significant contribution to this growth in earnings. Random House and DirectGroup also reported improved earnings, in part due to improved sales during the year-end holiday season. Costs incurred to launch new magazines generated a slight decline in income levels posted by Gruner + Jahr. In addition, the effect of first time full consolidation of the French M6 television channel was €92 million ($149 million) on Bertelsmann's operating EBIT.

Bertelsmann also recorded non-recurring items in an amount of €468 million ($757 million) in 2004, including a gain of €180 million ($291 million) on the contribution of its music recording activities in the joint venture created with Sony Music and a €174 million ($281 million) gain on the disposal of its building in New York. Net income was to €1,032 million ($1,669 million), compared with €154 million ($244 million) in 2003 (which included amortization of goodwill, no longer amortized since January 1, 2004 under IFRS).

Various music publishers and record labels submitted claims against Bertelsmann in a U.S. court in 2003. The plaintiffs base their claims on the allegation that Bertelsmann, by granting loans to the music file-sharing platform Napster (which has since gone bankrupt) enabled the service to survive longer than it would have done otherwise, and thereby contributed to the breaches of copyright by Napster and its users. Bertelsmann is of the opinion that the allegations made by the plaintiffs are completely without legal foundation and thus, Bertelsmann has only made provisions for expected lawyers' fees on the balance sheet.

TOTAL

Total benefited from a sharp rise in crude oil prices and refining margins as well as a turnaround in petrochemical margins in the second half of 2004. The net effect was positive on adjusted net earnings before non-recurring items (and amortization of intangible assets related to the Sanofi-Aventis merger), reaching €9.0 billion ($14.6 billion), up 23% from 2003. This represented a 27% increase in earnings per share due to a substantial share buy-back program.

Results were affected by the fall of the U.S. dollar against the euro, the currency used by Total for financial reporting purposes. In addition, when expressed in U.S. dollars for purposes of comparison with other major oil companies, adjusted net earnings per share, excluding non-recurring items, rose 40%. Net income for the year, including non-recurring items, amounted to €9.6 billion ($15.5 billion), up 37% from 2003.

In 2004, the group's return on average capital employed was 24%, one of the best performances in the industry, and return on equity was 31%, as compared to 26% in 2003.

SUEZ

Suez posted revenues of €40.7 billion ($65.8 billion) which represents internal growth of 6.2% from last year. After taking into account disposals, changes in exchange rates and higher prices for natural gas, gross sales grew 2.8%. Following the disposal of companies in the communications segment, total group sales are now generated by the group's energy and environment activities. Suez realizes 89% of its sales in Europe and North America, 80% in Europe alone.

Net operating results were €1,107 million ($1,790 million), up 48% from 2003. Environment's contribution, which improved 84%, accounted for the better part of this growth, and the energy segment's net operating results were up 11.7%. Taking into account non-recurring income of €697 million ($1,125 million) realized in 2004, mainly due to a gain on disposal of an interest in the M6 television channel, net income reached €1,804 million ($2,917 million), as opposed to a loss of €2,165 million ($3,501 million) in 2003. Net income for 2003 included a non-recurring loss of €2,757 million ($4,458 million).

Suez continued to pursue the debt reduction program adopted in 2003, bringing the group's debt down from €15 billion ($24 billion) at year-end 2003 to €11.5 billion ($18.6 billion) at year-end 2004. Its return on capital employed was 11.9%, as compared to 8.5% in 2003 and 7.6% in 2002.

IMERYS

The year 2004 was marked by a general recovery in Imerys' main markets; in particular, in demand for building materials, refractories, and abrasives. The general economic environment was affected by the persistent weakness of the U.S. dollar against the euro and by higher production costs, particularly energy and transportation costs. Given this, Imerys still managed to report an improvement in performance.

At €2,872 million ($4,644 million), sales improved for the first time since 2001 on a reported basis, net operating income grew 18% to €260 million ($420 million) and net income was €209 million ($338 million) as compared with €160 million ($259 million) in 2003. The group's four operating segments contributed to these results, which reflect the very positive effect on operations of a sharp increase in sales volumes, positive changes in prices and product mix, and operational initiatives undertaken throughout the group.

OUTLOOK

The Pargesa group will continue to focus its activities on a small number of large European companies, with particular emphasis on their strategic development.

BREAKDOWN OF NET EARNINGS OF PARGESA [FLOW-THROUGH BASIS][1]

AS OF AND FOR THE YEARS ENDED DECEMBER 31 (in millions of Swiss francs)	CUMULATIVE EQUITY INTEREST	PARGESA'S ECONOMIC INTEREST	CONTRIBUTION TO PARGESA'S EARNINGS 2004	2003
	%	%		
Contribution from principal holdings				
Equity accounted				
Imerys [industrial]	53.5	39.7	143	118
Bertelsmann [media and entertainment]	25.1	12.0	47	(5)
Non-consolidated				
Total [energy][2]	3.7	1.8	130	72
Suez [energy, water, waste services]	7.1	3.4	40	38
			360	223
Other holdings			10	3
Operating earnings from holding companies			(54)	(34)
Operating earnings before goodwill amortization			316	192
Goodwill amortization[3]			(8)	(8)
Non-operating earnings			113	24
Net earnings in Swiss francs			421	208
Net earnings in Canadian dollars[4]			441	216

[1] Earnings as shown in the table are those reported by Pargesa, and do not include adjustments made by Power Financial to conform with Canadian GAAP.

[2] Includes in 2004 the non-recurring effect of the first interim dividend paid by Total (SF43.7 million).

[3] Goodwill amortization refers to the goodwill amortization recorded by holding companies on their investments.

[4] Average Swiss franc to Canadian dollar: 1.0473 in 2004 and 1.0418 in 2003.

FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS 153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 156

AUDITORS' REPORT 179

FIVE-YEAR STATISTICAL SUMMARY 180

QUARTERLY FINANCIAL INFORMATION 180

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 [in millions of dollars]	2004	2003
ASSETS		
Cash and cash equivalents	3,623	3,646
Investments [Note 4]		
Shares	3,284	3,073
Bonds	54,960	54,208
Mortgages and other loans	15,051	15,616
Loans to policyholders	6,499	6,566
Real estate	1,649	1,597
	81,443	81,060
Funds withheld by ceding insurers	2,337	4,142
Investment in affiliate, at equity [Note 6]	1,647	1,550
Goodwill and intangible assets [Note 7]	10,593	10,210
Future income taxes [Note 8]	553	666
Other assets [Note 9]	3,983	4,162
	104,179	105,436
LIABILITIES		
Policy liabilities		
Actuarial liabilities [Note 10]	65,822	66,999
Other	4,273	4,499
Deposits and certificates	711	729
Funds held under reinsurance contracts [Note 16]	4,108	4,655
Debentures and other borrowings [Note 11]	3,554	4,198
Future income taxes [Note 8]	818	539
Other liabilities [Note 12]	8,250	8,722
	87,536	90,341
Non-controlling interests [Note 13]	7,659	6,958
SHAREHOLDERS' EQUITY		
Stated capital [Note 14]		
Preferred shares	1,250	1,250
Common shares	593	556
Contributed surplus	21	—
Retained earnings	7,267	6,284
Foreign currency translation adjustments	[147]	47
	8,984	8,137
	104,179	105,436

Approved by the Board of Directors



Director



Director

Power Financial Corporation

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2004	2003
REVENUES		
Premium income	14,202	12,441
Bulk reinsurance — initial ceded premiums [Note 16]	—	(5,372)
	14,202	7,069
Net investment income	5,509	4,773
Fee income	4,211	3,527
	23,922	15,369
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	15,490	8,346
Commissions	1,880	1,376
Operating expenses	3,096	2,726
Interest expense [Note 11]	243	223
	20,709	12,671
	3,213	2,698
Share of earnings of affiliate [Note 6]	126	88
Other income, net [Note 17]	(35)	783
Earnings before income taxes and non-controlling interests	3,304	3,569
Income taxes [Note 8]	832	850
Non-controlling interests [Note 13]	914	696
Net earnings	1,558	2,023
Earnings per common share [Note 19]		
Basic	2.12	2.81
Diluted	2.11	2.78

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004	2003
Retained earnings, beginning of year		
as previously reported	6,284	4,758
Change in accounting policy [Note 1]	(6)	—
As restated	6,278	4,758
Add		
Net earnings	1,558	2,023
Deduct		
Dividends		
Preferred shares	66	67
Common shares	514	420
Other	(11)	10
	569	497
Retained earnings, end of year	7,267	6,284

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004	2003
OPERATING ACTIVITIES		
Net earnings	1,558	2,023
Non-cash charges [credits]		
Increase in policy liabilities	685	(4,259)
Increase in funds withheld by ceding insurers	1,805	644
Increase in funds held under reinsurance contracts	(548)	4,655
Amortization	108	124
Future income taxes [recovery]	213	(105)
Non-controlling interests	914	696
Dilution gain	(9)	(894)
Other	(858)	(1,279)
Change in non-cash working capital items	(432)	929
Cash from operating activities	3,436	2,534
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	(354)	(263)
Preferred shares	(66)	(64)
Common shares	(485)	(404)
	(905)	(731)
Issue of common shares	37	8
Issue of preferred shares	—	350
Redemption of preferred shares	—	(150)
Issue of common shares by subsidiaries	29	142
Repurchase of common shares by subsidiaries	(156)	(158)
Issue of preferred shares by a subsidiary	300	—
Redemption of preferred shares by subsidiaries	(130)	(102)
Issue of debentures and other borrowings	210	1,746
Repayment of debentures and other borrowings	(858)	(403)
Other	(75)	45
	(1,548)	747
INVESTMENT ACTIVITIES		
Bond sales and maturities	35,867	41,425
Mortgage loan repayments	2,650	1,890
Sale of shares	1,355	1,256
Proceeds from securitizations	207	127
Change in loans to policyholders	(47)	(626)
Change in repurchase agreements	195	93
Reinsurance transactions	(430)	—
Acquisition of Canada Life Financial Corporation [Note 2]	—	(1,826)
Acquisition of Investment Planning Counsel [Note 2]	(63)	—
Investment in bonds	(37,640)	(42,340)
Investment in mortgage loans	(2,422)	(1,935)
Investment in shares	(1,524)	(552)
Other	(59)	416
	(1,911)	(2,072)
Increase (decrease) in cash and cash equivalents	(23)	1,209
Cash and cash equivalents, beginning of year	3,646	2,437
Cash and cash equivalents, end of year	3,623	3,646

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	770	611
Interest paid on debentures and other borrowings	240	194

Power Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliate.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal operating subsidiaries of the Corporation are: (a) Great-West Lifeco Inc. (Lifeco) (direct interest of 70.6%, 2003 — 70.4%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company (GWL&A) and 100% of the common shares of The Great-West Life Assurance Company (Great-West), which in turn holds 100% of the common shares of Canada Life Financial Corporation (CLFC), which in turn owns 100% of The Canada Life Assurance Company (Canada Life) and 100% of the common shares of London Insurance Group Inc. (LIG), which in turn holds 100% of London Life Insurance Company (London Life) and (b) IGM Financial Inc. (IGM), (direct interest of 55.9%, 2003 — 56.0%), which holds 100% of the common shares of Investors Group Inc. and of Mackenzie Financial Corporation (Mackenzie). IGM holds 4.2% of the common shares of Lifeco, and Great-West holds 3.5% of the common shares of IGM. The Corporation accounts for its investment in its affiliate, Parjointco N.V., using the equity method.

REVENUE RECOGNITION

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Corporation's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts, and fees earned from investment management services.

Management and certain administration fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Distribution revenues are recognized on a trade date basis.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

INVESTMENTS

Investments, other than those held by Lifeco, are accounted for as follows: investments in shares are carried at cost. Where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less provisions for losses. Real estate investments are valued at cost less provisions for losses.

Investments held by Lifeco are accounted for as follows: investments in shares are carried at cost plus a moving average market value adjustment of $277 million (2003 — $240 million). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings at a rate of 5% per quarter on a declining balance basis.

Investments in bonds and mortgage loans are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $154 million (2003 — $148 million). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings at a rate of 3% per quarter on a declining balance basis.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

SECURITIZATIONS

IGM periodically transfers mortgages and personal loans through sales to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are accounted for as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the consolidated balance sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of IGM's retained interests, quoted market prices are used if available. However, quotes are generally not available for retained interests, so IGM estimates fair value based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. IGM continues to service

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in Net Investment Income in the Consolidated Statements of Earnings. The retained interests in the securitized loans are recorded in Other Assets, and the servicing liability is recorded in Other Liabilities on the Consolidated Balance Sheets.

DEFERRED SELLING COMMISSIONS

Commissions paid by IGM on the sale of certain mutual fund products are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Corporation. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Corporation. Finite life intangible assets are amortized on a straight-line basis over their estimated useful lives. The Corporation tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired.

STOCK-BASED COMPENSATION PLANS

Effective January 1, 2004, CICA 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based transactions with employees (Note 15). On January 1, 2004, the Corporation adopted the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees since 2002. The cumulative effect of adopting the new recommendations in the Corporation's Consolidated Financial Statements was to increase Contributed Surplus and decrease opening Retained Earnings by $6 million.

The fair value of stock options is determined on each grant date. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in Contributed Surplus. When stock options are exercised, the proceeds, together with the amount recorded in Contributed Surplus, are added to Share Capital.

REPURCHASE AGREEMENTS

Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are utilized by the Corporation in the management of interest rate, foreign exchange and equity market exposures. The Corporation's policy is not to utilize derivative financial instruments for speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to anticipated future transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instruments, any realized or unrealized gain or loss on such derivative instruments is immediately recognized in income.

Interest rate swaps are used to hedge interest rate risk related to asset and liability management. These swap agreements require the periodic exchange of interest payments without the exchange of the notional principal amount on which the payments are based. Net investment income is adjusted to reflect the exchange of payments under the interest rate swaps.

Interest rate swaptions are used to hedge interest rate risk related to asset and liability management. Premiums paid are amortized over the term of the swaption. Realized gains and losses are amortized over the remaining term of the contract.

Written call options are used with interest rate swaps to effectively convert convertible fixed rate bonds to non-convertible variable rate bonds as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the original hedged item.

Put options are purchased to protect against significant decreases in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in net investment income.

Cross-currency swaps are used to hedge foreign currency risk related to asset and liability management. Under these swaps, principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps.

The Corporation also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in net investment income, offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized and unrealized gains and losses on contracts related to revenues are recognized in Net Investment Income and 2004 gains, net of tax, were $111 million ($73 million in 2003).

Power Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

The gains and losses on contracts related to net investment in foreign operations are included in Foreign Currency Translation Adjustments in the shareholders' equity section of the Consolidated Balance Sheets.

Equity index swaps and futures are used to hedge certain product liabilities that are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in Net Investment Income.

The Corporation uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in Net Investment Income in the period in which the underlying investment is recognized.

The Corporation manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. The Corporation designates these contracts as hedges of the future sale of specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in Net Investment Income and Other on a basis consistent with the future sale of the related securities.

The Corporation also enters into interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking activities. The swap agreements require the periodic exchange of net interest payments without the exchange of the notional principal amount on which the payments are based. Prior to January 1, 2004, the Corporation designated its interest rate swaps as hedges of the relevant assets or relevant liabilities and accounted for those swaps that were demonstrated as effective on the accrual basis. Interest income or interest expense was adjusted to include the payments under the interest rate swaps or interest bearing assets and liabilities, respectively. The related amount payable to or receivable from counterparties was included in Other Liabilities or Other Assets, respectively.

Effective January 1, 2004, the Corporation adopted the recommendations of CICA Accounting Guideline 13 — Hedging Relationships (AcG-13) on a prospective basis. AcG-13 specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. The Corporation reassessed its hedging relationships as of January 1, 2004 and determined that its interest rate swaps on mortgage banking activities did not qualify for hedge accounting under AcG-13. The impact on the Consolidated Financial Statements was not material.

Derivatives that do not qualify for hedge accounting are carried at fair value on the Consolidated Balance Sheets, and changes in fair value are recorded in Net Investment Income in the Consolidated Statements of Earnings. Non-qualifying derivatives continue to be utilized on a basis consistent with the risk management policies of the Corporation and are monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met.

If a designated hedged item is sold prior to the termination of the related derivative instruments or it is no longer probable that the sale will occur at the date originally anticipated, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings, except those related to self-sustaining operations and financing related thereto, which are included in Foreign Currency Translation Adjustments in the shareholders' equity section of the Consolidated Balance Sheets.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation maintains defined benefit pension plans as well as defined contribution pension plans for certain of its employees and agents. The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method pro-rated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the accrued benefit obligation less expected returns on plan assets which are valued at fair value. For the most part, actuarial gains or losses in excess of the greater of 10% of the beginning of year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of employees.

The Corporation also has unfunded supplementary pension plans for certain executives. Pension expense related to current services is charged to earnings in the period during which the services are rendered.

In addition, the Corporation provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants. The cost of the benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of post-retirement health and life benefits is charged to earnings in the period during which the services are rendered.

COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

In March 2003, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See Note 3 for the impact of this standard on the Consolidated Financial Statements of the Corporation.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

LOANS TO POLICYHOLDERS

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

FUNDS WITHHELD BY CEDING INSURERS/ FUNDS HELD UNDER REINSURANCE CONTRACTS

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. Lifeco records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited to Lifeco by the ceding insurer.

FUTURE ACCOUNTING CHANGES

FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments — Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation will adopt the amended standard retroactively with restatement of prior periods. The change will not have any impact on basic earnings per share or net income available to common shareholders since preferred dividends are currently deducted from net income in determining these measures.

VARIABLE INTEREST ENTITIES Effective January 1, 2005, the Corporation will be required to comply with the provisions of Accounting Guideline 15, Consolidation of Variable Interest Entities. As a result of the new guideline Lifeco will no longer consolidate The Great-West Life Capital Trust and Canada Life Capital Trust that were used to issue innovative Tier 1 capital. For regulatory capital purposes, the $800 million of capital issued by the trusts has been grandfathered as Tier 1 capital by the Superintendent of Financial Institutions Canada. The capital trust units issued by the trusts will be reclassified from Non-Controlling Interests to Debentures and Other Borrowings on the Consolidated Balance Sheet. IGM is currently reviewing the potential impact that this requirement may have on the financial statement disclosure in 2005.

INVESTMENT COMPANIES In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies". Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The provisions of the Guideline, which are effective January 1, 2005, will be applied on a prospective basis. The Corporation is currently evaluating the impact of this new Guideline.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

2. ACQUISITIONS AND DISPOSALS

ACQUISITION OF CANADA LIFE FINANCIAL CORPORATION

On July 10, 2003, Lifeco acquired all of the outstanding common shares of CLFC, the parent company of Canada Life that were not already beneficially owned by Lifeco at a price of $44.50 per Canada Life common share, representing an aggregate transaction value of $7.2 billion, including transaction costs.

The acquisition was completed by Lifeco issuing 111,917,010 common shares at a price of $18.778 per common share which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement, 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share and $4.219 billion in cash. The 607,712 common shares of Canada Life that were beneficially owned by Lifeco had a carrying value of $21 million as at the date of the acquisition.

Vested stock options on 2,766,834 Canada Life common shares, outstanding at acquisition were exchanged for an equivalent value of Lifeco stock options on 6,556,842 Lifeco common shares at exercise prices based on a value of $18.778 for each Lifeco common share and $44.50 for each Canada Life common share. These options immediately vested and had an expiry date of August 25, 2003 and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, the Corporation invested $800 million to purchase 42,603,046 common shares of Lifeco from treasury via private placement. IGM also invested $100 million by purchasing 5,325,380 Lifeco common shares from treasury via private placement.

Lifeco also entered into an arrangement with a Canadian chartered bank (the Bank) pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco, Great-West, or one or more of its subsidiaries. The credit facility originally provided a one-year bank facility of up to $1,400 million, and also up to $600 million of five-year term financing. The five-year term financing is syndicated to a group of international financial institutions. The outstanding loan balances under these facilities on December 31, 2004 were nil and $149 million, respectively (nil and $596 million respectively on December 31, 2003).

Immediately after the acquisition, Lifeco transferred its ownership of Canada Life common shares to Great-West, at cost.

2. ACQUISITIONS AND DISPOSALS [CONTINUED]

The allocation of the purchase price was finalized in 2004 and is summarized as follows:

[in millions of dollars]	PARTICIPATING ACCOUNT	SHAREHOLDERS' ACCOUNT	TOTAL
VALUE OF ASSETS ACQUIRED			
Cash and certificates of deposit	251	2,142	2,393
Bonds	4,031	18,572	22,603
Mortgage loans	1,042	6,358	7,400
Shares	694	757	1,451
Real estate	157	807	964
Loans to policyholders	716	339	1,055
Other invested assets	9	458	467
Intangible assets	—	997	997
Other assets	121	1,470	1,591
	7,021	31,900	38,921
VALUE OF LIABILITIES ASSUMED			
Policy liabilities	6,588	25,143	31,731
Commercial paper and other loans	—	594	594
Income taxes payable	39	74	113
Net deferred gains on portfolio investments sold	332	842	1,174
Other liabilities	19	1,591	1,610
Non-controlling interests	—	492	492
Participating policyholder surplus	43	—	43
Preferred shares	—	162	162
	7,021	28,898	35,919
FAIR VALUE OF NET ASSETS ACQUIRED	—	3,002	3,002
TOTAL PURCHASE CONSIDERATION			
Cash			4,219
Lifeco common shares			2,102
Lifeco 4.80% Preferred Shares, Series E			597
Lifeco 5.90% Preferred Shares, Series F			199
Fair value of Lifeco options exchanged for Canada Life options			10
Value of Canada Life common shares already owned			21
Transaction and related costs, net of income taxes			23
			7,171
GOODWILL ON ACQUISITION			4,169

The acquired intangible assets include distribution channels and customer contract related intangible assets that are subject to amortization and brands and customer contract related intangible assets that are not subject to amortization (see Note 7). Included in other liabilities assumed are accruals for Canada Life costs related to planned exit and consolidation activities involving operations and systems, compensation costs and facilities (see Note 3).

SALE OF LIFESTYLE RETIREMENT COMMUNITIES

During 2003, London Life completed its previously announced sale of Lifestyle Retirement Communities Ltd., a wholly owned sudsidiary of London Life, which resulted in an after-tax gain of $35 million in the participating account and $17 million in the shareholders' account.

ACQUISITION OF INVESTMENT PLANNING COUNSEL

On May 10, 2004, IGM acquired 74.7% of the outstanding common shares of Investment Planning Counsel, a Canadian financial services company. The results of its operations have been included in earnings since that date.

The aggregate purchase price was $99 million, consisting of $75 million of cash including transaction costs, and common shares valued at $24 million. The value of the 734,796 common shares issued was determined based on the weighted average market price of IGM's shares over the two-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation is preliminary and based on IGM's best estimates. The final purchase price allocations will be completed as soon as IGM has gathered all the significant information considered necessary in order to finalize this allocation.

2. ACQUISITIONS AND DISPOSALS [CONTINUED]

(in millions of dollars)	
FAIR VALUE OF ASSETS ACQUIRED	
Cash and cash equivalents	12
Deferred selling commissions	8
Future income taxes	2
Other assets	28
Finite-life intangible assets	41
	91
LESS FAIR VALUE OF LIABILITIES ASSUMED AND NON-CONTROLLING INTEREST	
Deposits	21
Other liabilities	50
Long-term debt	23
	94
Fair value of net assets acquired	(3)
Goodwill	102
TOTAL PURCHASE CONSIDERATION	99

3. RESTRUCTURING COSTS

Following the acquisition of Canada Life on July 10, 2003, Lifeco developed a plan to restructure and integrate the operations of Canada Life with its wholly-owned subsidiaries Great-West, London Life and GWL&A. Costs are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations, facilities, systems and compensation costs.

Significant administrative activities performed by Canada Life prior to July 10, 2003 are being exited, restructured and integrated with the activities performed by Great-West, London Life and GWL&A. In Canada, selected administrative functions, facilities and systems are being restructured and integrated with Great-West and London Life functions. These activities are expected to be substantially completed by the end of 2005. In Europe, selected administrative functions, facilities and systems are being restructured and non-strategic international operations and locations are being exited. These activities are expected to be substantially completed by the end of 2005. In the United States, selected administrative functions, facilities and systems are being restructured and integrated with GWL&A functions. These activities have been substantially completed as of December 31, 2004.

Expected total restructuring costs were revised during the second quarter of 2004 from $497 million to $448 million. The revised expected total restructuring costs primarily reflect lower compensation costs being incurred. The costs include $350 million that was recognized as part of the finalization of the allocation of the purchase equation of Canada Life, a reduction of $62 million from December 31, 2003 estimate of $412 million. Costs of $98 million are expected to be charged to income as incurred, an increase of $13 million from December 31, 2003 estimate of $85 million.

The following details the amount and status of restructuring and exit program costs:

(in millions of dollars)	EXPECTED TOTAL COSTS	AMOUNTS UTILIZED – 2003	AMOUNTS UTILIZED – 2004	TOTAL AMOUNTS UTILIZED	BALANCE DECEMBER 31, 2004
Eliminating duplicate systems	128	13	50	63	65
Exiting and consolidating operations	115	28	68	96	19
Compensation costs	205	84	102	186	19
	448	125	220	345	103
Accrued on acquisition	350	94	176	270	80
To be expensed as incurred	98	31	44	75	23
	448	125	220	345	103

4. INVESTMENTS

	2004		2003	
	CARRYING VALUE	ESTIMATED MARKET VALUE	CARRYING VALUE	ESTIMATED MARKET VALUE
Shares	3,284	3,759	3,073	3,411
Bonds	54,960	57,012	54,208	55,695
Mortgages and other loans	15,051	15,649	15,616	16,186
Loans to policyholders	6,499	6,499	6,566	6,566
Real estate	1,649	1,855	1,597	1,769
	81,443	84,774	81,060	83,627

TERM TO MATURITY AND INTEREST RANGE OF BONDS AND MORTGAGE AND OTHER LOANS

[BEFORE ALLOWANCE FOR CREDIT LOSSES]

[in millions of dollars]	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
2004					%
Bonds	5,017	12,750	37,331	55,098	1.0 - 16.8
Mortgages and other loans	451	5,258	9,411	15,120	3.0 - 13.8
2003					
Bonds	5,767	13,358	35,231	54,356	0.6 - 19.9
Mortgages and other loans	468	5,684	9,529	15,681	3.6 - 13.8

CHANGES IN THE ALLOWANCE FOR CREDIT LOSSES

[in millions of dollars]	2004	2003
Balance, beginning of year	213	188
Acquisition of CLFC		111
Decrease in provisions for credit losses	(10)	(4)
Write-offs	29	(55)
Other	(24)	(27)
Balance, end of year	208	213

The allowance for credit losses includes general provisions, established at a level that, together with the provision for future credit losses included in actuarial liabilities, reflects management's estimates of potential future credit losses.

Also included in mortgages and other loans are modified/restructured loans that are performing in accordance with their current terms amounting to $85 million (2003 — $112 million).

Investments in real estate include an asset value allowance, which provides for deterioration of market values associated with real estate held for investment amounting to $19 million (2003 — $22 million).

Included in investments are the following:

IMPAIRED LOANS

[in millions of dollars]	2004	2003
Bonds	150	223
Mortgages and other loans	20	12
Foreclosed real estate	2	1
	172	236

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

[1] payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

[2] the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

[3] modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

4. INVESTMENTS [CONTINUED]

NET DEFERRED REALIZED GAINS ON PORTFOLIO INVESTMENTS SOLD AND UNREALIZED GAINS ON SHARES AND REAL ESTATE

Net investment income includes amortization of Net Deferred Gains on Portfolio Investments sold and unrealized gains on shares and real estate as follows:

[in millions of dollars]	2004	2003
Bonds	269	179
Mortgage and other loans	51	27
Shares	139	96
Real estate	38	26
	497	328

The balance of Net Deferred Gains on Portfolio Investments sold (included in Other Liabilities) is composed of the following:

[in millions of dollars]	2004	2003
Bonds	1,503	1,568
Mortgage and other loans	144	126
Shares	350	385
Real estate	167	158
	2,164	2,237

5. SECURITIZATIONS

IGM securitized the following loans with gains, net of transactions cost, being recognized in net investment income:

[in millions of dollars]	2004		2003	
	PRINCIPAL AMOUNT SECURITIZED	NET GAIN	PRINCIPAL AMOUNT SECURITIZED	NET GAIN
Commercial paper conduit transactions	191	2	122	1
Mortgage-backed security transactions	17	—	6	—

IGM's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits (CP conduits) and mortgage-backed securities (MBS) holders (the purchasers). The purchasers do not have recourse to IGM's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interests at the date of securitization issuances for transactions completed during 2004 and 2003 were as follows:

	2004		2003	
	CP CONDUIT TRANSACTIONS	MBS TRANSACTIONS	CP CONDUIT TRANSACTIONS	MBS TRANSACTIONS
Weighted-average				
Remaining service life [in years]	3.1	5.0	2.4	5.0
Interest rate	4.97%	5.04%	5.25%	4.93%
Coupon rate of securities issued	4.07%	3.99%	4.29%	4.32%
Prepayment rate	15.00%	18.90%	15.00%	—
Discount rate	4.51%	4.35%	5.15%	4.60%
Servicing fees	0.25%	0.23%	0.25%	0.15%
Expected credit losses	0.05%	N/A	0.05%	—

5. SECURITIZATIONS [CONTINUED]

At December 31, 2004, the fair value of the total retained interests was $20 million (2003 — $25 million). As part of the CP conduit transactions, IGM enters into interest rate swaps with the CP conduit counterparty. At December 31, 2004, the aggregate fair value of these interest rate swaps, which is included in the fair value of total retained interests above, was $7 million (2003 — $9 million). The aggregate notional amount at December 31, 2004 was $347 million (2003 — $336 million). The sensitivity to immediate 10% or 20% adverse changes to key assumptions was considered to be immaterial.

The total loans reported by IGM , the securitized loans serviced by IGM , as well as cash flows related to securitization arrangements are as follows:

[in millions of dollars]	2004	2003
Mortages	869	972
Personal loans	221	216
	1,090	1,188
Less securitized loans serviced	593	661
Total on-balance sheet loans	497	527
Proceeds from new securitizations	207	127
Cash flows received on retained interests	14	6

6. INVESTMENT IN AFFILIATE, AT EQUITY

[in millions of dollars]	2004	2003
	PARJOINTCO N.V.[1]	
Carrying value, beginning of year	1,550	1,558
Share of operating earnings	126	88
Share of Pargesa's non-operating earnings	29	(3)
Foreign currency translation adjustments	(8)	(51)
Dividends	(45)	(42)
Other, net	(5)	—
Carrying value, end of year	1,647	1,550
Share of equity, end of year	1,633	1,533

[1] At December 31, 2004, Parjointco N.V., 50% held by the Corporation, held a voting interest of 61.4% [2003 — 61.4%] and an equity interest of 54.3% [2003 — 54.4%] in Pargesa Holding S.A.

7. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in the Corporation's goodwill and intangible assets is as follows:

[in millions of dollars]	GOODWILL	INTANGIBLE ASSETS	TOTAL
Balance, beginning of year	7,952	2,258	10,210
Change in allocation of the purchase price of CLFC	66	127	193
Acquisition of Investment Planning Counsel [Note 2]	102	41	143
Amortization of finite life intangible assets		(19)	(19)
Other, including effect of repurchase of common shares by subsidiaries	65	1	66
Balance, end of year	8,185	2,408	10,593

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and the shareholders' portion of acquired future participating profits. The intangible assets include, for the most part, indefinite life intangible assets ($1,999 million) that are not subject to amortization, as well as finite life intangible assets ($409 million) amortized over a period of 30 years.

The change in the allocation of the purchase price of CLFC during 2004 consists of decreases in the values of invested and other assets acquired of $91 million, increases in the value of intangible assets of $127 million, increases in the value of policy liabilities of $164 million and decreases in the value of other liabilities assumed of $62 million.

8. INCOME TAXES

The following table reconciles the statutory and effective tax rates:

	2004	2003
Combined basic Canadian federal and provincial tax rates	35.6%	36.1%
Non-taxable investment income	(5.1)	(3.3)
Earnings of affiliated company	(1.4)	(0.8)
Lower effective tax rates on income not subject to tax in Canada	(3.5)	(1.7)
Dilution gain	—	(9.0)
Miscellaneous, including Large Corporation Tax	(0.4)	2.5
	25.2%	23.8%
[in millions of dollars]		
Components of income tax expense are:		
Current income taxes	619	955
Future income taxes (recovery)	213	(105)
	832	850
Future income taxes consist of the following temporary differences:		
Policy liabilities	477	528
Loss carry forwards	439	311
Investments	(351)	(141)
Deferred selling commissions	(306)	(275)
Intangible assets	(520)	(487)
Other	(4)	191
Future income tax	(265)	127
Presented as		
Future income tax assets	553	666
Future income tax liabilities	(818)	(539)
	(265)	127

As at December 31, 2004, the Corporation has available non-capital tax loss carry forwards of approximately $1,336 million (a benefit of $439 million has been recognized in these financial statements with respect to these losses), expiring at various dates to 2010. In addition, the Corporation has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $61 million.

Income tax expense includes a $45 million ($56 million in 2003) net reduction in the provision for income taxes due to favourable tax experience arising from the completion of tax audits.

9. OTHER ASSETS

[in millions of dollars]	2004	2003
Dividends, interest and other receivables	1,609	1,760
Premiums in course of collection	480	448
Deferred selling commissions	851	764
Fixed assets, net of accumulated amortization	357	428
Accrued pension asset [Note 18]	193	221
Other	493	541
	3,983	4,162

10. ACTUARIAL LIABILITIES AND RISK MANAGEMENT

NATURE OF ACTUARIAL LIABILITIES

Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge Lifeco's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

10. ACTUARIAL LIABILITIES AND RISK MANAGEMENT [CONTINUED]

The methods for arriving at these valuation assumptions are outlined below:

MORTALITY A life insurance mortality study is carried out annually for each major block of insurance business. The results of this study are analysed and used to update Lifeco's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

MORBIDITY Lifeco uses industry developed experience tables modified to reflect emerging Lifeco experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

PROPERTY AND CASUALTY REINSURANCE Actuarial liabilities for property and casualty reinsurance written by London Reinsurance Group (LRG), a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. Sometimes LRG management reduces cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyses the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in-depth analysis is undertaken of the cedant experience.

INVESTMENT RETURNS The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

EXPENSES Unit expense studies are updated regularly to determine an appropriate estimate of future cost for the liability type being valued. Expense improvements are not projected. An inflation assumption consistent with the investment return is incorporated in the estimate of future cost.

POLICY TERMINATION Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where Lifeco has no experience with specific types of policies or its exposure is limited.

POLICYHOLDER DIVIDENDS Future policyholder dividends are included in the determination of actuarial liabilities for participating policies. The actuary has assumed that policyholder dividends will change in the future to reflect the experience of the participating account, consistent with the participating policyholder dividend policies.

INTEREST RATE RISK

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

CREDIT RISK

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged 0.15% (0.17% in 2003).

Future asset credit losses of $959 million ($904 million in 2003) have been provided for in actuarial liabilities in addition to the allowance for asset losses included with assets.

REINSURANCE RISK

Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance, and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by $7,038 million (2003 — $7,329 million).

FOREIGN EXCHANGE RISK

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose Lifeco to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow Lifeco to modify an asset position to more closely match actual or committed liability currency.

10. ACTUARIAL LIABILITIES AND RISK MANAGEMENT [CONTINUED]

LIQUIDITY RISK

Liquidity risk is the risk that the Corporation will have difficulty in raising funds to meet commitments. The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 65% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

SENSITIVITY OF ACTUARIAL ASSUMPTIONS

The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to decrease the present value of these net projected cash flows by $19 million. The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $221 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

11. DEBENTURES AND OTHER BORROWINGS

[in millions of dollars]	2004	2003
POWER FINANCIAL CORPORATION		
7.65% debentures, due January 5, 2006[1]	150	150
6.90% debentures, due March 11, 2033	250	250
IGM FINANCIAL INC.		
Floating Bankers' Acceptance, due May 30, 2006	—	175
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
GREAT-WEST LIFECO INC.		
Five-year term facility at interest rates of: Canadian 90-day Bankers' Acceptance rate [$118 million]; 90-day LIBOR rate [$31 million]	149	596
Subordinated debentures due September 19, 2011, bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	274	278
Subordinated debentures due December 11, 2013, bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	210	210
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due 2034, unsecured [US$175 million]	210	—
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured [US$175 million]	—	226
Other notes payable with interest of 8.0%	10	12
	3,554	4,198

[1] These debentures were effectively converted into a Swiss franc-denominated debt (SF127,518,490) bearing interest at 4.43% payable semi-annually through a ten-year cross-currency swap expiring in 2006. The carrying value of this swap is included in Other Assets.

Interest expense on debentures and other borrowings amounted to $243 million (2003 — $219 million).

The maximum aggregate amount of principal payments on debentures and other borrowings in each of the next five years is as follows: $1 million in 2005; $151 million in 2006; $1 million in 2007; $150 million in 2008 and $1 million in 2009.

Power Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER LIABILITIES

[in millions of dollars]	2004	2003
Accounts payable, accrued liabilities and other	4,079	4,458
Net deferred gains on portfolio investments sold [Note 4]	2,164	2,237
Income taxes payable	445	699
Repurchase agreements	676	503
Accrued pension liability [Note 18]	545	499
Commercial paper and other loans	134	153
Dividends and interest payable	207	173
	8,250	8,722

13. NON-CONTROLLING INTERESTS

[in millions of dollars]	2004	2003
Non-controlling interests include:		
Participating policyholders	1,654	1,582
Preferred shareholders of subsidiaries	2,024	1,855
Trust units issued by Great-West Capital Trust and Canada Life Capital Trust	651	466
Common shareholders of subsidiaries	3,330	3,055
	7,659	6,958
Earnings attributable to non-controlling interests include:		
Earnings attributable to participating policyholders	117	105
Dividends to preferred shareholders of subsidiaries	100	76
Distributions on Great-West Life Capital Trust and Canada Life Capital Trust	31	28
Earnings attributable to common shareholders of subsidiaries	666	487
	914	696

14. STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	2004		2003	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
PREFERRED SHARES		[in millions of dollars]		[in millions of dollars]
Series A First Preferred Shares [i]	4,000,000	100	4,000,000	100
Series C First Preferred Shares [ii]	6,000,000	150	6,000,000	150
Series D First Preferred Shares [iii]	6,000,000	150	6,000,000	150
Series E First Preferred Shares [iv]	8,000,000	200	8,000,000	200
Series F First Preferred Shares [v]	6,000,000	150	6,000,000	150
Series H First Preferred Shares [vi]	6,000,000	150	6,000,000	150
Series I First Preferred Shares [vii]	8,000,000	200	8,000,000	200
Series J First Preferred Shares [viii]	6,000,000	150	6,000,000	150
		1,250		1,250
COMMON SHARES [ix]	704,813,680	593	696,833,680	556

[i] The Series A First Preferred Shares are entitled to an annual cumulative dividend at a floating rate equal to 70% of the prime rate of two major Canadian chartered banks and are redeemable at $25.00 per share.

[ii] The 5.20% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.30 per share per annum. On and after October 31, 2007, the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed within the twelve months commencing October 31, 2007, declining by $0.20 per share for each subsequent twelve-month period thereafter to October 31, 2011, $25.20 if redeemed on or after October 31, 2011 and before July 31, 2012, and $25.00 if redeemed on or after July 31, 2012. On or after July 31, 2012, the Corporation may convert each Series C First Preferred Share into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time.

14. STATED CAPITAL (CONTINUED)

On or after October 31, 2012, subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each preferred share will be convertible at the option of the holder into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time.

[iii] The 5.50% Non-Cumulative First Preferred Shares, Series D are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.375 per share per annum. On and after January 31, 2013, the Corporation may redeem for cash the Series D First Preferred Shares in whole or in part, at the Corporation's option, at $25.00 per share together with all declared and unpaid dividends to, but excluding, the date of redemption.

[iv] The 5.25% Non-Cumulative First Preferred Shares, Series E are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3125 per share per annum. On and after November 30, 2006, the Corporation may redeem for cash the Series E First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 30, 2007, $25.75 if redeemed thereafter and prior to November 30, 2008, $25.50 if redeemed thereafter and prior to November 30, 2009, $25.25 if redeemed thereafter and prior to November 30, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[v] The 5.90% Non-Cumulative First Preferred Shares, Series F are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.475 per share per annum. On and after July 17, 2007, the Corporation may redeem for cash the Series F First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to July 17, 2008, $25.75 if redeemed thereafter and prior to July 17, 2009, $25.50 if redeemed thereafter and prior to July 17, 2010, $25.25 if redeemed thereafter and prior to July 17, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[vi] The 5.75% Non-Cumulative First Preferred Shares, Series H are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.4375 per share per annum. On and after December 10, 2007, the Corporation may redeem for cash the Series H First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 10, 2008, $25.75 if redeemed thereafter and prior to December 10, 2009, $25.50 if redeemed thereafter and prior to December 10, 2010, $25.25 if redeemed thereafter and prior to December 10, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[vii] In 2003, the Corporation issued 8,000,000 6.00% Non-Cumulative First Preferred Shares, Series I for cash proceeds of $200 million. The 6.00% Non-Cumulative First Preferred Shares, Series I are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.50 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series I First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[viii] In 2003, the Corporation issued 6,000,000 4.70% Non-Cumulative First Preferred Shares, Series J for cash proceeds of $150 million. The 4.70% Non-Cumulative First Preferred Shares, Series J are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.175 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series J First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

On and after April 30, 2013, the Corporation may convert each Series J First Preferred Share into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

On and after July 31, 2013, subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each Series J First Preferred Share will be convertible at the option of the holder, on the last day of January, April, July and October of each year into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

[ix] During the year, 7,980,000 common shares (3,120,000 in 2003) were issued under the Corporation's Employee Stock Option Plan for a consideration of $37 million ($8 million in 2003).

15. STOCK-BASED COMPENSATION

(i) On October 1, 2000, the Corporation established a deferred share unit plan for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under this plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Common Shares of the Corporation on the last five days of the fiscal quarter (the value of deferred share unit). A Director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2004, the value of the deferred share units outstanding was $2.7 million ($1.5 million in 2003).

(ii) Effective May 1, 2000, an Employee Share Purchase Program (ESPP) was implemented giving employees the opportunity to subscribe for up to 6% of their gross salary to purchase Subordinate Voting Shares of Power Corporation of Canada on the open market and to have the Corporation invest, on the employee's behalf, a further amount. The amount paid on behalf of employees was $0.1 million in 2004 ($0.1 million in 2003).

(iii) Beginning in 2004, compensation expense is recorded for options granted under the Corporation's and its subsidiaries' stock option plans, based on the fair value of the options at the grant date, amortized over the vesting period.

Under the Corporation's stock option plan 50,000 options were granted in 2004. The fair value of these options ($6.63 per option) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.4%, expected volatility of 21%, risk-free interest rate of 5% and expected life of 9 years. Stock options were also granted by subsidiaries. Compensation expense of $16 million has been recognized by the Corporation and its subsidiaries for the year ended December 31, 2004.

In 2003, 3,000,000 options were granted. The fair value of these options ($5.85 per option) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.4%, expected volatility of 21%, risk-free interest rate of 5% and expected life of 9 years. In addition, stock options were granted by subsidiaries.

For 2003, the intrinsic value-based method of accounting for stock options was applied. Under this method, no compensation expense is recorded for options granted by the Corporation and its subsidiaries. Had the fair value-based accounting method been applied for the options granted since January 1, 2002, the Corporation's net earnings for the year ended December 31, 2003 would have been reduced by $6 million and earnings per common share would have been reduced by less than $0.01.

(iv) Under the Corporation's Employee Stock Option Plan, 20,781,600 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date except for a grant of 2,000,000 options in 1997 which became fully vested at the date of the grant, a grant of 3,000,000 options in 2000 which vest equally over a period of five years beginning on December 31, 2000, and a grant of 3,000,000 options in 2003 which vest as follows: 1,000,000 at December 31, 2005, 1,000,000 at December 31, 2006 and 1,000,000 at December 31, 2007.

15. STOCK-BASED COMPENSATION [CONTINUED]

A summary of the status of the Corporation's stock option plan as at December 31, 2004 and 2003, and changes during the years ended on those dates is as follows:

	2004		2003	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	14,340,000	10.26	14,460,000	6.25
Granted	50,000	26.97	3,000,000	21.65
Exercised	(7,980,000)	4.61	(3,120,000)	2.65
Outstanding at end of year	6,410,000	17.41	14,340,000	10.26
Options exercisable at end of year	3,360,000	13.48	10,700,000	6.86

The following table summarizes information about stock options outstanding at December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		(Yrs)	$		$
6.66	80,000	2.2	6.66	80,000	6.66
11.35 - 16.87	3,280,000	5.6	13.65	3,280,000	13.65
21.65 - 26.97	3,050,000	8.6	21.74	—	—
	6,410,000	7.0	17.41	3,360,000	13.48

16. REINSURANCE TRANSACTIONS

During the first quarter of 2004, Lifeco's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $416 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as a reduction of premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheets, this transaction resulted in a reduction of cash and other assets of $416 million, a reduction of policyholder liabilities of $384 million and a reduction of funds held under reinsurance contracts of $32 million.

During the third quarter of 2003, Great-West, London Life, and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long-term disability and group annuity business, on a co-insurance/funds-withheld basis. The ceded premiums of $5,372 million associated with the transaction have been recorded on the Consolidated Statement of Earnings as a reduction of premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheets, this transaction resulted in a reduction in policyholder liabilities of $4,655 million and an increase in funds held under reinsurance contracts of the same amount.

17. OTHER INCOME, NET

[in millions of dollars]	2004	2003
Share of Pargesa's non-operating earnings	29	(3)
Gain resulting from dilution of the Corporation's interest in its subsidiaries	9	894
Restructuring costs [Note 3]	(44)	(31)
IGM special compensation charge (Note 22)	(29)	—
Reversal of restructuring costs related to Mackenzie	—	25
Other	—	(102)
	(35)	783

18. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation maintains funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans (SERP) for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependants.

[in millions of dollars]	2004		2003	
	PENSION PLANS	OTHER BENEFITS	PENSION PLANS	OTHER BENEFITS
FAIR VALUE OF PLAN ASSETS				
Balance, beginning of year	2,791		1,451	
Employee contributions	14		11	
Employer contributions	21		22	
Benefits paid	(122)		(98)	
Actual return on plan assets	192		278	
Acquisitions			1,171	
Other, including foreign exchange	(30)		(44)	
Balance, end of year	2,866		2,791	
ACCRUED BENEFIT OBLIGATIONS				
Balance, beginning of year	2,688	563	1,525	295
Benefits paid	(122)	(16)	(102)	(14)
Current service cost	79	19	59	13
Employee contributions	14		11	
Interest cost	164	30	132	26
Actuarial [gain] loss	123	(43)	76	122
Acquisitions			1,043	132
Other, including foreign exchange	(41)	(36)	(56)	(11)
Balance, end of year	2,905	517	2,688	563
FUNDED STATUS				
Fund surplus [deficit] [i]	(39)	(517)	103	(563)
Unamortized net actuarial losses	132	72	65	117
Accrued asset [liability] [ii]	93	(445)	168	(446)
CHARGE WAS DETERMINED AS FOLLOWS				
Current service cost	79	19	59	13
Interest cost	164	30	132	26
Actual return on plan assets	(192)		(278)	
Actuarial [gain] loss on accrued benefit obligation	123	(43)	76	122
	174	6	(11)	161
Difference between actual and expected return on assets	(1)		134	
Difference between actuarial gains [losses] arising during the period and actuarial gains [losses] amortized	(113)	46	(78)	(122)
Amortization of transitional obligation	1		1	
Other	(7)	(6)		
	54	46	46	39

[i] The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2004 amounted to $1,570 million ($1,429 million in 2003) and $1,370 million ($1,297 million in 2003), respectively. In addition, the Corporation and its subsidiaries maintain unfunded supplementary Executive Retirement Plans. The obligation for these plans was $220 million at December 31, 2004 ($177 million in 2003).

[ii] The net accrued asset (liability) shown above is presented in these financial statements as follows:

[in millions of dollars]	2004			2003		
	PENSION PLANS	OTHER BENEFITS	TOTAL	PENSION PLANS	OTHER BENEFITS	TOTAL
Other assets [Note 9]	193	—	193	221	—	221
Other liabilities [Note 12]	(100)	(445)	(545)	(53)	(446)	(499)
Accrued asset [liability]	93	(445)	(352)	168	(446)	(278)

18. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS [CONTINUED]

[III] MEASUREMENT AND VALUATION

The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

MOST RECENT VALUATION	% OF PLANS	NEXT REQUIRED VALUATION	% OF PLANS
December 31, 2001	46	December 31, 2004	63
December 31, 2002	17	December 31, 2005	18
December 31, 2003	33	December 31, 2006	15
April 1, 2004	4	April 1, 2007	4

The fair value of assets is used to determine the expected return on assets.

[IV] CASH PAYMENTS

[in millions of dollars]	ALL PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2004	2003	2004	2003
Benefit payments	12	12	17	14
Company contributions	28	33	–	–
Total cash payment	40	45	17	14

[V] ASSET ALLOCATION BY MAJOR CATEGORY WEIGHTED BY PLAN ASSETS

WEIGHTED BY PLAN ASSETS	DEFINED BENEFIT PENSION PLANS	
	2004	2003
	%	%
Equity securities	51	50
Debt securities	39	39
All other assets	10	11
	100	100

No plan assets are directly invested in the Corporation's or subsidiaries' securities. Nominal amounts may be invested in the Corporation's or subsidiaries' securities through investment in pooled funds.

[VI] SIGNIFICANT ASSUMPTIONS

	DEFINED BENEFIT PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2004	2003	2004	2003
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT COST	%	%	%	%
Discount rate	5.9	6.1	6.2	6.3
Expected long-term rate of return on plan assets	7.0	7.7		
Rate of compensation increase	4.9	4.7		
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE ACCRUED BENEFIT OBLIGATION				
Discount rate	6.2	6.7	6.3	6.7
Rate of compensation increase	4.8	5.2		

WEIGHTED AVERAGE HEALTH CARE TREND RATES

In determining the expected cost of health care benefits, health care costs were assumed to increase by 7.7% in 2004 and gradually decrease to a level of 4.80% by 2009. For 2004, the impact of a 1% increase or decrease to assumed health care rates on the accrued post-retirement benefit obligation is a $76 million increase and a $58 million decrease, respectively, and on the post-retirement benefit expense is a $9 million increase and a $7 million decrease, respectively.

Power Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2004	2003
Net earnings	1,558	2,023
Dividends on preferred shares	(66)	(67)
Net earnings available to common shareholders	1,492	1,956
Weighted number of common shares outstanding [millions]		
- basic	703.9	696.3
Exercise of stock options	6.4	14.3
Shares assumed to be repurchased with proceeds from exercise of stock options	(4.0)	(6.9)
Weighted number of common shares outstanding [millions]		
- diluted	706.3	703.7

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

[in millions of dollars]	2004		2003	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
ASSETS				
Cash and cash equivalents	3,623	3,623	3,646	3,646
Investments [excluding real estate]	79,794	82,919	79,463	81,858
Other financial assets	4,426	4,426	6,350	6,350
Total financial assets	87,843	90,968	89,459	91,854
LIABILITIES				
Policy liabilities	70,095	73,568	71,498	74,243
Deposits and certificates	711	717	729	738
Debentures and other borrowings	3,554	3,858	4,198	4,444
Other financial liabilities	9,649	9,649	10,641	10,641
Total financial liabilities	84,009	87,792	87,066	90,066

Fair value is determined using the following methods and assumptions:

The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, and premiums in the course of collection.

Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.

Deposit liabilities are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

Debentures and other borrowings are determined by reference to current market prices for debt with similar terms and risks.

21. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Corporation, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments whose notional amount is not recorded on the Consolidated Balance Sheets.

The following table summarizes the portfolio of off-balance sheet financial instruments at December 31:

[in millions of dollars]	NOTIONAL AMOUNT					
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
2004						
Interest rate contracts						
Futures - long	152			152		
- short	238			238		
Interest rate swaps	888	369	541	1,798	39	20
Options written		26		26		(86)
Options purchased	360		655	1,015	60	59
	1,638	395	1,196	3,229	99	(7)
Foreign exchange contracts						
Forward contracts	1,119			1,119	1	(14)
Cross-currency swaps	212	1,100	1,619	2,931	350	305
	1,331	1,100	1,619	4,050	351	291
Market risk management						
Options purchased	24	23		47	1	1
Options written	29	31		60		(17)
Forward sales	11	5		16		(2)
Equity contracts	477	88		565	19	18
	541	147		688	20	0
	3,510	1,642	2,815	7,967	470	284
2003						
Interest rate contracts						
Futures - long	468			468		1
- short	334			334		(2)
Interest rate swaps	674	1,095	312	2,081	30	3
Options written	56	64		120		(5)
Options purchased	409	406	718	1,533	56	
	1,941	1,565	1,030	4,536	86	(3)
Foreign exchange contracts						
Forward contracts	2,336	250		2,586	140	100
Cross-currency swaps	107	906	971	1,984	170	131
	2,443	1,156	971	4,570	310	231
Market risk management						
Options purchased	15	48		63	1	1
Options written	18	60		78		(13)
Forward sales		17		17	1	
Equity contracts	431	28		459	67	67
	464	153		617	69	55
	4,848	2,874	2,001	9,723	465	283

The amount subject to credit risk is limited to the current market value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

The fair value of derivative financial instruments is based on quoted market prices, when available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

22. CONTINGENT LIABILITIES

The Corporation's subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

There are two proposed class action proceedings in Ontario against Lifeco, Great-West, LIG and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of LIG in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Corporation.

On December 16, 2004, the Ontario Securities Commission (OSC) and the Manitoba Securities Commission (MSC) approved a settlement agreement between I.G. Investment Management, Ltd. (IGIM) and the OSC regarding trading by an institutional client of Investors Group Inc. (IG) in mutual funds managed by IGIM. IG agreed to provide compensation of $19.2 million, plus interest at 5% per annum from the settlement date to the approval of the plan of distribution, to affected unitholders. Also on December 16, 2004, a hearing panel of the Mutual Fund Dealers Association of Canada (MFDA) approved a settlement agreement between Investors Group Financial Services Inc. and the MFDA regarding the same matter, providing for a compensation of $2.65 million, plus interest on the foregoing basis, to affected unitholders and payment of a fine of $2.65 million to the MFDA. The compensations are to be made pursuant to a distribution plan to be developed by IG together with an independent consultant and approved by the OSC and the MSC. IGM recorded a $28.8 million ($19.2 million after-tax) charge to income in the fourth quarter to reflect these settlements and related costs.

IGM is subject to legal actions, including class actions, arising in the normal course of its business. Two class actions related to alleged market timing trading activity in mutual funds of IGM have been commenced. IGM entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the consolidated financial position of the Corporation.

23. THE EVENT OF SEPTEMBER 11, 2001

As part of its reinsurance business, Canada Life has special risk reinsurance contracts with other insurers and reinsurers on which it has incurred losses as a result of the event of September 11, 2001. In 2001, Canada Life set up a total provision of $131 million pre-tax ($85 million after tax) relating to these claims. Canada Life's remaining net provision is $79 million pre-tax as at December 31, 2004 ($83 million pre-tax as at December 31, 2003). The provision is recorded net of estimated reinsurance recoveries and catastrophe coverage.

Canada Life has entered into, and may in the future enter into, negotiations, arbitration proceedings or litigation with certain of its retrocessionaires in order to collect all amounts owed by such parties. Based on information and developments to date, Canada Life believes that it will succeed in enforcing its rights in respect of each of its reinsurance agreements.

London Reinsurance Group (LRG) results in 2001 included a charge of $82 million after tax ($73 million in the shareholder account and $9 million in the participating policyholder account) relating to estimated claims provisions from the event of September 11, 2001. The payment of claims to the end of 2004 has not resulted in a change to those estimates, and no further charges have been recorded.

24. COMMITMENTS AND GUARANTEES

GUARANTEES

Effective January 1, 2003, the Corporation adopted the recommendation of the CICA Accounting Guideline 14 (AcG-14) – Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payments is slight.

In the normal course of operations, the Corporation executes agreements that provide for indemnifications to third parties in transactions such as business dispositions, business acquisitions, loans and securitization transactions. The Corporation has also agreed to indemnify its directors and certain of its officers. The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Corporation could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined. Historically, the Corporation has not made any payments under such indemnification agreements.

SYNDICATED LETTERS OF CREDIT

Clients residing in the United States are required, pursuant to their insurance laws, to obtain letters of credit issued on behalf of LRG, a subsidiary of London Life, from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$970 million in letters of credit capacity. The facility has two tranches: one tranche, arranged in 2004 in the amount of US$600 million, is for a one-year term to November 29, 2005. The second tranche arranged in 2002 in the amount of US$370 million, has a three-year term expiring November 15, 2005. Under the terms and conditions of the facility, collateralization may be required dependent on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued US$748 million in letters of credit under the facility as at December 31, 2004. In addition, LRG has other bilateral letter of credit facilities totalling US$36 million (2003 — US$40 million).

CROWN LIFE ACQUISITION AGREEMENTS

As part of the 1999 acquisition by Canada Life of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, Canada Life has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case Canada Life would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

25. SEGMENTED INFORMATION

The following strategic business units constitute the Corporation's reportable operating segments:

Lifeco offers in Canada, the United States and in Europe, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.

IGM offers a comprehensive package of financial planning services and investment products to its client base. IGM derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. IGM also earns revenue from fees charged to its mutual funds for administrative services.

Parjointco N.V. holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of media, specialty minerals, water, waste services and energy companies based in Europe.

The segment entitled Other is made up of corporate activities of the Corporation and also includes consolidation adjustments.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets.

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2004 [in millions of dollars]	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	14,202	–	–	–	14,202
Net investment income	5,266	163	–	80	5,509
Fee income	2,273	1,956	–	(18)	4,211
	21,741	2,119	–	62	23,922
EXPENSES					
Insurance claims	15,490	–	–	–	15,490
Commissions	1,281	617	–	(18)	1,880
Operating expenses	2,533	515	–	48	3,096
Interest expense	–	75	–	168	243
	19,304	1,207	–	198	20,709
	2,437	912	–	(136)	3,213
Share of earnings of affiliate	–	–	126	–	126
Other income – net	(44)	(29)	29	9	(35)
Earnings before income taxes and non-controlling interests	2,393	883	155	(127)	3,304
Income taxes	566	265	–	1	832
Non-controlling interests	714	271	–	(71)	914
Contribution to consolidated net earnings	1,113	347	155	(57)	1,558

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2004 [in millions of dollars]	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,744	2,441			8,185
Total assets	95,851	6,473	1,647	208	104,179
Assets under administration	69,033	83,273			152,306

GEOGRAPHIC INFORMATION

DECEMBER 31, 2004 [in millions of dollars]	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	11,828	4,550	7,544	23,922
Investment in affiliate, at equity			1,647	1,647
Goodwill and intangible assets	8,760	55	1,778	10,593
Total assets	53,945	27,473	22,761	104,179
Assets under administration	117,731	16,820	17,755	152,306

Power Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENTED INFORMATION (CONTINUED)

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2003 [in millions of dollars]	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	7,069				7,069
Net investment income	4,529	160		84	4,773
Fee income	1,831	1,714		(18)	3,527
	13,429	1,874	—	66	15,369
EXPENSES					
Insurance claims	8,346				8,346
Commissions	919	475		(18)	1,376
Operating expenses	2,199	494		33	2,726
Interest expense	—	85		138	223
	11,464	1,054	—	153	12,671
	1,965	820	—	(87)	2,698
Share of earnings of affiliate			88		88
Other income — net	(31)	40	(3)	777	783
Earnings before income taxes and non-controlling interests	1,934	860	85	690	3,569
Income taxes	550	299		1	850
Non-controlling interests	506	245		(55)	696
Contribution to consolidated net earnings	878	316	85	744	2,023

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2003 [in millions of dollars]	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,636	2,316			7,952
Total assets	97,451	6,292	1,550	143	105,436
Assets under administration	61,699	74,674			136,373

GEOGRAPHIC INFORMATION

DECEMBER 31, 2003 [in millions of dollars]	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	7,039	2,729	5,601	15,369
Investment in affiliate, at equity			1,550	1,550
Goodwill and intangible assets	9,841	159	210	10,210
Total assets	53,366	30,246	21,824	105,436
Assets under administration	104,014	16,825	15,534	136,373

Auditors' Report

TO THE SHAREHOLDERS OF POWER FINANCIAL CORPORATION

We have audited the consolidated balance sheets of Power Financial Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Montréal, Québec
March 18, 2005

Power Financial Corporation

FIVE-YEAR STATISTICAL SUMMARY

DECEMBER 31 [in millions of dollars]	2004	2003	2002	2001	2000
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	3,623	3,646	2,437	2,120	1,831
Consolidated assets	104,179	105,436	68,319	67,069	59,403
Shareholders' equity	8,984	8,137	6,855	5,828	4,963
Consolidated assets and assets under administration	256,485	241,809	172,815	180,980	141,060
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	14,202	7,069	11,187	10,477	9,976
Net investment income	5,509	4,773	3,813	3,916	3,813
Fee income	4,211	3,527	3,603	3,468	2,717
Expenses					
Paid or credited to policyholders	15,490	8,346	12,593	12,030	11,374
Commissions	1,880	1,376	1,199	1,176	1,035
Operating expenses	3,096	2,726	2,452	2,595	2,304
Special charges	—	—	—	204	—
Interest expense	243	223	156	144	71
	3,213	2,698	2,203	1,712	1,722
Share of earnings of affiliate	126	88	80	33	44
Other income — net	(35)	783	(85)	207	60
Income taxes	832	850	749	641	665
Amortization of goodwill	—	—	—	148	70
Non-controlling interests	914	696	461	284	305
Net earnings	1,558	2,023	988	879	786
[in dollars]					
PER SHARE					
Operating earnings before amortization of goodwill and non-recurring items	2.11	1.72	1.49	1.27	1.09
Net earnings — before amortization of goodwill	2.12	2.81	1.36	1.38	1.18
Net earnings	2.12	2.81	1.36	1.22	1.09
Dividends	0.7300	0.6025	0.5200	0.4400	0.3625
Book value at year-end	10.97	9.88	8.37	7.33	6.36
MARKET PRICE					
High	32.16	25.44	22.25	19.35	17.75
Low	24.33	18.15	15.53	14.55	9.48
Year-end	31.99	24.77	18.15	19.05	17.43

QUARTERLY FINANCIAL INFORMATION

	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE – BASIC	EARNINGS PER SHARE – DILUTED
	[in millions of dollars]		[in dollars]	
2004				
First quarter	5,799	339	0.46	0.46
Second quarter	6,398	434	0.59	0.59
Third quarter	5,456	381	0.52	0.52
Fourth quarter	6,269	404	0.55	0.55
2003				
First quarter	4,794	253	0.34	0.34
Second quarter	4,445	325	0.44	0.43
Third quarter	(59)	1,127	1.59	1.58
Fourth quarter	6,189	318	0.43	0.43

Board of Directors

ANDRÉ DESMARAIS, O.C.[1]
DEPUTY CHAIRMAN OF THE CORPORATION
AND PRESIDENT
AND CO-CHIEF EXECUTIVE OFFICER,
POWER CORPORATION OF CANADA

THE HONOURABLE
PAUL DESMARAIS, P.C., C.C.[1]
CHAIRMAN OF THE EXECUTIVE COMMITTEE,
POWER CORPORATION OF CANADA

PAUL DESMARAIS, JR., O.C.[1]
CHAIRMAN OF THE CORPORATION
AND CHAIRMAN
AND CO-CHIEF EXECUTIVE OFFICER,
POWER CORPORATION OF CANADA

GÉRALD FRÈRE[3]
MANAGING DIRECTOR, FRÈRE-BOURGEOIS S.A.

ANTHONY R. GRAHAM
PRESIDENT, WITTINGTON INVESTMENTS, LIMITED

ROBERT GRATTON[1]
PRESIDENT AND CHIEF EXECUTIVE OFFICER
OF THE CORPORATION

THE RIGHT HONOURABLE
DONALD F. MAZANKOWSKI, P.C., O.C.[1]
COMPANY DIRECTOR

JERRY E.A. NICKERSON
CHAIRMAN OF THE BOARD,
H.B. NICKERSON & SONS LIMITED

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT AND CHIEF
FINANCIAL OFFICER OF THE CORPORATION
AND VICE-CHAIRMAN
AND CHIEF FINANCIAL OFFICER,
POWER CORPORATION OF CANADA

RAYMOND ROYER, O.C., FCA[1][2][3]
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
DOMTAR INC.

GUY ST-GERMAIN, C.M.[2][3]
PRESIDENT,
PLACEMENTS LAUGERMA INC.

EMŐKE J.E. SZATHMÁRY, C.M., PH.D.[2]
PRESIDENT AND VICE-CHANCELLOR,
UNIVERSITY OF MANITOBA

DIRECTORS EMERITUS

JAMES W. BURNS, O.C.

THE HONOURABLE
P. MICHAEL PITFIELD, P.C., Q.C.

Officers

PAUL DESMARAIS, JR., O.C.
CHAIRMAN OF THE BOARD

ROBERT GRATTON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

ANDRÉ DESMARAIS, O.C.
DEPUTY CHAIRMAN

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT
AND CHIEF FINANCIAL OFFICER

ARNAUD VIAL
SENIOR VICE-PRESIDENT,
FINANCE

EDWARD JOHNSON
SENIOR VICE-PRESIDENT,
GENERAL COUNSEL
AND SECRETARY

JOCELYN LEFEBVRE, C.A.
MANAGING DIRECTOR,
POWER FINANCIAL EUROPE B.V.

DENIS LE VASSEUR, C.A.
VICE-PRESIDENT AND CONTROLLER

PIERRE-ELLIOTT LEVASSEUR
TREASURER

JEANNINE ROBITAILLE
ASSISTANT SECRETARY

[1] Member of the Executive Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee

Corporate Information

Additional copies of this annual report, as well as copies of the annual reports of Great-West Lifeco Inc., The Great-West Life Assurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM Financial Inc., and Pargesa Holding S.A. are available from: The Secretary, Power Financial Corporation,

751 Victoria Square
Montréal, Québec
Canada H2Y 2J3

or

Suite 2600
Richardson Building
1 Lombard Place
Winnipeg, Manitoba
Canada R3B 0X5

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1 800 564-6253 (toll-free in Canada and the U.S.)
or (514) 982-7555

100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1

1500 University Street, Suite 700, Montréal, Québec, Canada H3A 3S8

1190-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6

STOCK LISTINGS

Shares of Power Financial Corporation are listed on the Toronto Stock Exchange, under the following listings:

COMMON SHARES: PWF

First Preferred Shares, Series A: PWF.PR.A
First Preferred Shares, Series C: PWF.PR.D
First Preferred Shares, Series D: PWF.PR.E
First Preferred Shares, Series E: PWF.PR.F
First Preferred Shares, Series F: PWF.PR.G
First Preferred Shares, Series H: PWF.PR.H
First Preferred Shares, Series I: PWF.PR.I
First Preferred Shares, Series J: PWF.PR.J

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

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Corporation Financière Power
751, square Victoria, Montréal (Québec) Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place,
Winnipeg (Manitoba) Canada R3B 0X5

The trademarks contained in this report are owned by Power Financial Corporation, or a member of the Power Financial Corporation group of companies. Trademarks that are not owned by Power Financial Corporation are used with permission.

The inclusion in this Annual Report of works by renowned artists celebrating Montréal would not have been possible without the gracious co-operation of a number of Canadian cultural institutions.

Power Financial Corporation would particularly like to thank the staffs of the following institutions: the Musée national des beaux-arts du Québec, Québec City; the National Gallery of Canada, Ottawa; The Montreal Museum of Fine Arts, Montréal; the McCord Museum of Canadian History, Montréal; the Marc-Aurèle Fortin Museum, Montréal; the Société de droits d'auteur en arts visuels, Montréal; the André Valiquette Collection; the Galerie Walter Klinkhoff; as well as Mrs. Susan Kilburn, Mr. Bruno Hébert and Mr. Wakeham Pilot.

The Corporation would also like to acknowledge the invaluable assistance of Mr. Dinu Bumbaru.

Our deepest gratitude is extended to all these individuals for their exceptional support in making this project a reality.

COVER (DETAIL)
INSIDE COVER
Edwin Whitefield (1816-1892)
Montreal from the Mount Royal, 1853-1854
Oil on canvas
45.5 x 67 cm
Musée national des beaux-arts du Québec, Québec
Accession No.: 97.112
Photograph: Musée national des beaux-arts du Québec, Patrick Altman

PAGE 7
John Poad Drake (1794-1883)
Montreal from the Mountain, between 1823 and 1825
Oil on canvas
68.2 x 84.6 cm
Musée national des beaux-arts du Québec, Québec
Accession No.: 59.236
Photograph: Musée national des beaux-arts du Québec, Patrick Altman

PAGE 11
Cornelius Krieghoff (1815-1872)
Place d'Armes, Montreal, 1848
Ink on paper
40.7 x 53.3 cm
McCord Museum of Canadian History, Montréal
Accession No.: M11910
Gift of David Ross McCord
Photograph: McCord Museum of Canadian History, Montréal

PAGE 13
James Duncan (1806-1881)
Burning of Hayes House, Dalhousie Square, Montréal, 1852
Oil on wood
30.8 x 41.2 cm
McCord Museum of Canadian History, Montréal
Accession No.: M310
Gift of David Ross McCord
Photograph: McCord Museum of Canadian History, Montréal

PAGE 21
Canadian School XIXth Century
Hay Market Place, Montreal, circa 1860
Oil on canvas
laid down on board
50.5 x 71 cm
Collection of Power Corporation of Canada

PAGE 23
William Raphael (1833-1914)
Behind Bonsecours Market, Montreal, 1866
Oil on canvas
67.5 x 109.6 cm
National Gallery of Canada, Ottawa
Photograph: © National Gallery of Canada

PAGE 25
Henry Sandham (1842-1910)
Evening on the Wharf or Montreal Harbour, 1868
Oil on canvas
45.8 x 57.5 cm
The Montreal Museum of Fine Arts
Gift of Mrs. J. Campbell Merrett
Photograph: Brian Merrett

PAGE 29
William Brymner (1855-1925)
Champ-de-Mars, Winter, 1892
Oil on canvas
74.9 x 101.6 cm
The Montreal Museum of Fine Arts
Mrs. R. MacD. Paterson Bequest (R.B. Angus Collection)
Photograph: Christine Guest

PAGE 33
James Wilson Morrice (1865-1924)
A Canadian Square in Winter, 1906
Oil on canvas
50.7 x 61.2 cm
Collection of Power Corporation of Canada

PAGE 37
Maurice Galbraith Cullen (1866-1934)
The Ice Harvest, Longueuil, 1916
Oil on canvas
61.2 x 86.4 cm
Collection of Power Corporation of Canada

PAGE 41
Robert Wakeham Pilot (1898-1967)
Nelson's Monument, Old Montreal, circa 1948
Oil on canvas
71 x 61 cm
Collection of Power Corporation of Canada

PAGE 43
Georges Delfosse (1869-1939)
House, Mt-Royal Park, Montreal, circa 1917
Oil on canvas
56.9 x 69.1 cm
Collection of Power Corporation of Canada

PAGE 53
Kathleen Moir Morris (1893-1986)
Hitching Posts, circa 1923
Oil on board
61 x 76.2 cm
Collection of Power Corporation of Canada

PAGE 59
Paul Caron (1874-1941)
Old Shops, Notre-Dame Street, 1923
Watercolour over graphite on heavy wove paper
42.3 x 54 cm
National Gallery of Canada, Ottawa
Photograph: © National Gallery of Canada

PAGE 61
Marc-Aurèle Fortin (1888-1970)
Les grands ormes, Sainte-Rose, circa 1926
Oil on canvas
126.4 x 97.2 cm
Collection of Power Corporation of Canada
© Marc-Aurèle Fortin Museum/SODARD 2005
Photograph: Roch Nadeau

PAGE 63
Adrien Hébert (1890-1967)
Montreal Harbour, 1928
Oil on canvas
115 x 92 cm
Collection of Power Corporation of Canada

PAGE 69
Jack Beder (1910-1987)
Hôtel-Dieu from Fletcher's Field, 1931
Oil on wood panel
30 x 23 cm
André Valiquette Collection

PAGE 71
Marc-Aurèle Fortin (1888-1970)
Montréal-Nord, 1935
Pastel on paper
48 x 68.5 cm
Private collection
© Marc-Aurèle Fortin Museum/SODARD 2005

PAGE 73
Frederick Bourchier Taylor (1906-1987)
In Percy Walters Park, Between Simpson & Redpath Sts., Below Pine Ave. Montreal... Looking East: Residence of Leo H. Timmins, Esq. 3527 Redpath St., 1950
Oil on board
50 x 60 cm
Private collection
© Galerie Walter Klinkhoff

Unauthorized reproduction, whether in whole or in part, of any pictorial matter appearing in this publication is strictly forbidden.

POWER FINANCIAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

RECEIVED
2005 MAY 23 A 9:47

To the holders of common shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER FINANCIAL CORPORATION (the "Corporation") will be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada, on Tuesday, May 11, 2004, at 11:00 a.m., local time, for the following purposes:

[1] to elect directors;

[2] to appoint auditors;

[3] to receive the consolidated financial statements for the year ended December 31, 2003 and the auditors' report thereon;

[4] to consider a resolution confirming certain amendments to By-Law No. 1 of the Corporation;

[5] to consider a resolution approving an amendment to the Power Financial Employee Stock Option Plan increasing the number of Common Shares issuable pursuant to the Plan; and

[6] to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Montréal, Québec
April 2, 2004

Edward Johnson
Vice-President, General Counsel and Secretary

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au secrétaire,
Corporation Financière Power
751, square Victoria
Montréal (Québec) Canada H2Y 2J3

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Financial Corporation ("Power Financial" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Tuesday, May 11, 2004 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation in writing or by telephone. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

NAME IN FULL	ABBREVIATION
Power Corporation of Canada	Power
Great-West Lifeco Inc.	Lifeco
Investors Group Inc.	Investors

APPOINTMENT OF PROXY

To be effective, proxies must be received by Computershare Trust Company of Canada ("Computershare"), Stock Transfer Services, 9th floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 (or be deposited with Computershare, Stock Transfer Services, 9th floor, 100 University Avenue, Toronto, Ontario, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, or be presented at the Meeting.

REVOCATION OF PROXY

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 2, 2004, there were outstanding 352,326,840 common shares (the "Common Shares") of the Corporation. Each holder of Common Shares is entitled to one vote at the Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on March 26, 2004 (the "Record Date"). The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of the Corporation to be held in 2005 is January 3, 2005.

To the knowledge of the Directors and officers of the Corporation, on April 2, 2004 the Honourable Paul Desmarais, a director of the Corporation, exercised control or direction over 233,919,802 Common Shares in the aggregate, representing 66.4 per cent of the outstanding shares of such class. To the knowledge of the Directors and officers of the Corporation, of those shares, 3439074 Canada Inc., a corporation controlled by Mr. Desmarais, was the owner of 154 Common Shares representing less than one per cent of the outstanding shares of such class. To the knowledge of the directors and officers of the Corporation, of the 233,919,802 shares, 171263 Canada Inc. was the owner of 233,919,648 Common Shares representing 66.4 per cent of the outstanding shares of such class and Power owned indirectly all of the outstanding shares of 171263 Canada Inc. and was controlled by Mr. Desmarais. To the knowledge of the Directors and officers of the Corporation, no other person directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of the shares of any class of voting shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation consists of not less than 3 and not more than 18 members as determined from time to time by the Directors, such number presently being fixed at 12. The 12 persons named hereunder will be proposed for election as Directors of the Corporation. Except where authority to vote in respect of the election of Directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a Director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election in his or her stead of such other person as they, in their discretion, may determine.

The *Canada Business Corporations Act* requires that the Corporation have an audit committee. The Corporation also appoints an executive committee and a compensation committee.

The term of office of each Director currently in office expires at the close of the Meeting. Each Director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]	
ANDRÉ DESMARAIS, O.C. [B] Québec, Canada *Mr. Desmarais is Deputy Chairman of the Corporation and President and Co-Chief Executive Officer of Power. Prior to joining Power in 1981, he was Special Assistant to the Minister of Justice of Canada and an investment counselor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. He is a Director and a member of the Executive Committee of many Power group companies in North America, including Power, Lifeco and its major subsidiaries, and Investors. He is also a Director of Pargesa Holding S.A., Groupe Bruxelles Lambert and Bertelsmann AG in Europe and of CITIC Pacific Ltd. in Asia, in which Power holds a minority interest. He is also a Director of Bombardier Inc. Mr. Desmarais served as Chairman of the Canada China Business Council from 1992 to 2002 and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations in Montréal. In 2003, he was named an Officer of the Order of Canada.*	May 1988	21,600 149,002 51,659 4,281 4,231 5,929 6,937	Common Shares of the Corporation Subordinate Voting Shares of Power Common Shares of Lifeco Deferred Share Units of the Corporation Deferred Share Units of Power Deferred Share Units of Lifeco Deferred Share Units of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]	
THE HONOURABLE PAUL DESMARAIS, P.C., C.C. [B][C] Québec, Canada *Mr. Desmarais is Chairman of the Executive Committee of Power. He acquired control of Power in 1968. He is Chairman of the Board and Managing Director of Pargesa Holding S.A., an international investment and management group, and holds directorships in several Power group companies in Canada and Europe, including Power, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A. and Groupe Bruxelles Lambert. He is also a member of the International Advisory Board of Barrick Gold Corporation and of Telegraph Group Limited (U.K.). He is a member of the Queen's Privy Council for Canada, a Companion of the Order of Canada and an Officer of the National Order of Québec as well as a Grand Officier de l'Ordre national de la Légion d'honneur (France) and a Commandeur de l'Ordre de Léopold II (Belgium).*	February 1966	 43,659 273,116,456 14,343,784 26,978,792 18,893,694 142,400,080 5,532,000 9,200,000 681 2,838	See "Voting Shares and Principal Holders Thereof" on page 2 Common Shares of Lifeco Common Shares of Lifeco through the Corporation Common Shares of Lifeco through 3411893 Canada Inc. Common Shares of Lifeco through 3439453 Canada Inc. Common Shares of Lifeco through Investors Common Shares of Investors through the Corporation Common Shares of Investors through 3411893 Canada Inc. Common Shares of Investors through The Great-West Life Assurance Company Deferred Share Units of the Corporation Deferred Share Units of Power
PAUL DESMARAIS, JR. [B] Québec, Canada *Mr. Desmarais is Chairman of the Board of the Corporation and Chairman and Co-Chief Executive Officer of Power, which he joined in 1981. Previously, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He is a Director and Member of the Executive Committee of many Power group companies in North America, including Power, Lifeco and its major subsidiaries, and Investors. He is also Vice-Chairman of the Board, Managing Director and Director of Pargesa Holding S.A., Vice-Chairman of the Supervisory Board, Member of the Strategic Committee and Member of the Compensation Committee of Imerys S.A. and is a Director of other group companies in Europe. Mr. Desmarais is a member and a Director of the International Council of the European Institute of Business Administration (INSEAD), Chairman of the International Advisory Committee of l'École des Hautes Études Commerciales in Montréal, and Chair of the Governor General's Canadian Leadership Conference 2004. He is involved in charitable and community activities in Montréal.*	April 1983	17,702 43,659 30,000 2,348 2,383 3,525	Subordinate Voting Shares of Power Common Shares of Lifeco Common Shares of Investors Deferred Share Units of the Corporation Deferred Share Units of Power Deferred Share Units of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]
GÉRALD FRÈRE [C] Hainaut, Belgium *Mr. Frère is Managing Director of Frère-Bourgeois S.A., a financial group based in Belgium. He is a Director of Pargesa Holding S.A. and Managing Director of Groupe Bruxelles Lambert as well as Chairman of the Board and a Director of many European companies.*	May 1990	3,705 Deferred Share Units of the Corporation
ANTHONY R. GRAHAM Ontario, Canada *Mr. Graham is President of Wittington Investments, Limited, the principal holding company of the Weston-Loblaw Group. Prior to joining Wittington Investments he held senior positions in Canada and the U.K. with National Bank Financial Inc. (formerly Lévesque Beaubien Geoffrion Inc.), a leading Montréal-based investment dealer. He is also a Director of several companies, including Power and other companies in the Power group, as well as George Weston Ltd., Loblaw Companies Ltd., Provigo inc. and Graymont Limited. He is a Governor of the Art Gallery of Ontario and former Chairman of the Shaw Festival.*	May 2001	10,000 Common Shares of the Corporation 10,000 Subordinate Voting Shares of Power 903 Deferred Share Units of the Corporation 992 Deferred Share Units of Power
ROBERT GRATTON [B] Québec, Canada *Mr. Gratton has been President and Chief Executive Officer of the Corporation since April 1990. Before joining the Corporation as President in 1989, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director of Power. He is Chairman and Director of a number of Power Financial companies, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, The Canada Life Assurance Company, Investors and Mackenzie Inc. He is also a Director of Pargesa Holding S.A. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several corporations, community organizations and foundations.*	December 1986	5,590,000 Common Shares of the Corporation 15,318 Subordinate Voting Shares of Power 332,496 Common Shares of Lifeco 75,000 Common Shares of Investors 3,659 Deferred Share Units of the Corporation 3,423 Deferred Share Units of Power 15,584 Deferred Share Units of Lifeco 21,282 Deferred Share Units of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI, P.C., O.C. [B] Alberta, Canada *Mr. Mazankowski was a Member of Parliament for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. Since his retirement from public life in 1993, he has been named a Director of several Power group companies in Canada, including Power, Lifeco and its major Canadian subsidiaries, and Investors. He is also a Director of Atco Inc., Shaw Communications Inc., Weyerhauser Company, IMC Global Inc., Canadian Oil Sands Trust and Yellow Pages Group.*	May 1996	2,000 Common Shares of the Corporation 1,000 Subordinate Voting Shares of Power 1,500 Common Shares of Lifeco 1,000 Common Shares of Investors 1,895 Deferred Share Units of the Corporation 866 Deferred Share Units of Power 999 Deferred Share Units of Lifeco 2,153 Deferred Share Units of Investors
JERRY E.A. NICKERSON Nova Scotia, Canada *Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is also a Director of several Power group companies in North America, including Power and Lifeco and its major subsidiaries.*	May 1999	5,100 Common Shares of the Corporation 5,479 Subordinate Voting Shares of Power 2,000 Common Shares of Investors
MICHEL PLESSIS-BÉLAIR, FCA Québec, Canada *Mr. Plessis-Bélair is Executive Vice-President and Chief Financial Officer of the Corporation and Vice-Chairman and Chief Financial Officer of Power. Before joining Power in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that Senior Vice-President of Marine Industries Ltd. He is a Director of major Power group companies in both North America and Europe, including Power, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A. and Groupe Bruxelles Lambert. He is also a Director of Lallemand Inc., l'Université de Montréal and Fondation Ressources-Jeunesse, and he is on the International Advisory Board of l'École des Hautes Études Commerciales, in Montréal. He was also a Director of Westburne Inc. until 2000 and of Bell Canada International Inc. until 2003.*	May 1988	3,000 Common Shares of the Corporation 201,246 Subordinate Voting Share of Power 20,000 Common Shares of Lifeco 4,000 Common Shares of Investors 903 Deferred Share Units of the Corporation 941 Deferred Share Units of Power

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]
RAYMOND ROYER, O.C., FCA [A][B][C] Québec, Canada *Mr. Royer is President and Chief Executive Officer and a Director of Domtar Inc., a leading pulp and paper company, based in Montréal, a position he has held since 1996. He was previously President and Chief Operating Officer of Bombardier Inc. Mr. Royer is also a Director of Power's newspaper subsidiary Gesca Ltée, as well as Norampac Inc. and Shell Canada Limited. He was also Director of Ballard Power Systems Inc. until 2002 and of National Bank of Canada until 2000.*	December 1986	87,000 Common Shares of the Corporation 6,000 Deferred Share Units of the Corporation
GUY ST-GERMAIN, C.M. [A][C] Québec, Canada *Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. Mr. St-Germain is also a Director of several Power group companies, including Lifeco and its major Canadian subsidiaries. He was a Director of the Hudson's Bay Company until 2003.*	May 1991	4,000 Common Shares of the Corporation 22,000 Subordinate Voting Shares of Power 4,000 Common Shares of Lifeco 5,327 Deferred Share Units of the Corporation 5,442 Deferred Share Units of Lifeco
EMŐKE J.E. SZATHMÁRY, C.M., PH.D. [A] Manitoba, Canada *Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Departments of Anthropology, and Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Sciences of the University of Western Ontario in London. She is a Director of Power. She also serves on the Board of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation, the Manitoba Museum Foundation, the Canadian Credit Management Foundation, and the Canadian Genetic Diseases Network. She has received two honourary doctorates and is a Member of the Order of Canada.*	May 1999	1,000 Common Shares of the Corporation 410 Deferred Share Units of the Corporation 1,621 Deferred Share Units of Power

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS".

BOARD OF DIRECTORS – MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects the number of Board of Directors and Board of Directors Committee meetings held and attendance for the year ended December 31, 2003, by Directors who are nominated for election. Shareholders should be aware that Directors make important contributions to the welfare of the Corporation outside meetings of the Board and its committees. Such contributions are not reflected in attendance figures.

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD	
Board of Directors	8
Audit Committee	6
Executive Committee	0
Compensation Committee	2

SUMMARY OF ATTENDANCE OF DIRECTORS		
DIRECTOR	BOARD MEETINGS ATTENDED	COMMITTEE MEETINGS ATTENDED
André Desmarais	8 of 8	N/A
Paul Desmarais	4 of 8	1 of 2
Paul Desmarais, Jr.	8 of 8	N/A
Gérald Frère	2 of 8	1 of 2
Anthony Graham	8 of 8	N/A
Robert Gratton	8 of 8	N/A
Donald F. Mazankowski	6 of 8	N/A
Jerry E.A. Nickerson	8 of 8	N/A
Michel Plessis-Bélair	8 of 8	N/A
Raymond Royer	7 of 8	6 of 6
		2 of 2
Guy St-Germain	8 of 8	6 of 6
		2 of 2
Emőke J.E. Szathmáry	8 of 8	5 of 6

COMPENSATION OF DIRECTORS

DIRECTOR COMPENSATION

The Compensation Committee monitors developments in director compensation practices with the assistance of compensation consultants. On the advice of the Committee, since April 1, 2003, in addition to the basic annual retainer described below under "Dedicated Annual Board Retainer", the retainers and fees payable to Directors are as follows: attendance fee for each meeting of the board or a committee: $1,500; additional retainer payable to members of each committee: $3,000; and additional retainer payable to Chairmen of the Committees: $10,000.

DEDICATED ANNUAL BOARD RETAINER

Also since April 1, 2003, all Directors receive a basic annual retainer of $55,000. Of this amount, at least $25,000 consists of a dedicated annual board retainer which is received by Directors in deferred share units under the Deferred Share Unit Plan described below or in the form of Common Shares acquired in the market under the Directors Share Purchase Plan, also described below.

The Corporation has a deferred share unit plan (the "DSU Plan") for the Directors of the Corporation to promote a greater alignment of interests between directors and shareholders of the Corporation. Under the DSU Plan, for Directors who participate in the Plan, the $25,000 dedicated portion of the annual board retainer is used to acquire deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day average closing price on the Toronto Stock Exchange of the Common Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A Director who elects to receive deferred share units receives additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit is redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee fees and committee chairman fees in the form of deferred share units under the Plan.

The Corporation established a Directors Share Purchase Plan in 2003. Pursuant to this Plan, for directors who participate in the Plan, the $25,000 dedicated portion of the annual board retainer is used to acquire Common Shares of the Corporation in the market. The Corporation also pays the administrative costs and brokerage expenses incurred in connection with participation in the Plan, excluding fees and expenses associated with the sale of shares and taxes payable by a Director. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee fees and committee chairman fees in the form of Common Shares acquired under the Plan.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for each of the executive officers named (collectively, the "Named Executive Officers") for services rendered in all capacities to the Corporation and its subsidiaries during the financial years indicated.

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION AWARDS		
					SECURITIES UNDER OPTIONS GRANTED [#]		
		SALARY [$]	BONUS [$]	OTHER ANNUAL COMPENSATION [3] [$]	PCC [4]	PFC [5]	ALL OTHER COMPENSATION [$]
Robert Gratton	2003	3,400,000	4,000,000	30,000	–	1,500,000	226,299
President and	2002	2,700,000	–	30,000	–	–	184,533
Chief Executive Officer	2001	2,600,000	2,000,000	30,000	–	–	202,000
Paul Desmarais, Jr. [2]	2003	430,000	1,000,000	12,900	–	–	211,299
Chairman of the Board	2002	417,000	250,000	12,510	–	–	145,750
	2001	405,000	500,000	12,150	700,000	–	188,250
André Desmarais [1] [2]	2003	430,000	1,000,000	12,900	–	–	194,799
Vice-Chairman	2002	417,000	250,000	12,510	–	–	147,000
	2001	405,000	500,000	12,150	700,000	–	172,750
Michel Plessis-Bélair [2]	2003	332,000	300,000	9,960	–	–	242,799
Executive	2002	322,000	150,000	9,661	–	–	169,500
Vice-President and	2001	312,500	200,000	9,375	235,000	–	213,000
Chief Financial Officer							
Arnaud Vial [2]	2003	217,500	100,000	9,438	–	–	–
Senior Vice-President,	2002	209,000	75,000	9,921	–	–	–
Finance	2001	202,500	87,500	41,926	105,000	–	–

[1] WHILE MR. ANDRÉ DESMARAIS IS NOT A MEMBER OF THE MANAGEMENT OF THE CORPORATION, HE IS CONSIDERED TO BE A NAMED EXECUTIVE OFFICER FOR THE PURPOSES OF THIS TABLE UNDER APPLICABLE SECURITIES LEGISLATION, AS HE PERFORMS A POLICY-MAKING FUNCTION IN RESPECT OF THE CORPORATION. A PORTION OF THE ANNUAL COMPENSATION THAT IS PAID TO HIM BY POWER CORPORATION IS PAID TO POWER CORPORATION BY THE CORPORATION AS DISCLOSED HEREIN.

[2] THE CORPORATION PAID THE AMOUNTS INDICATED UNDER ANNUAL COMPENSATION IN RESPECT OF THIS OFFICER TO POWER CORPORATION OF CANADA. THESE AMOUNTS ARE INCLUDED IN THE COMPENSATION DISCLOSURE FOR THIS NAMED EXECUTIVE OFFICER SET OUT IN THE MANAGEMENT PROXY CIRCULAR OF POWER CORPORATION OF CANADA.

[3] ALL OR A PORTION OF THIS COMPENSATION REPRESENTS THE CORPORATION'S CONTRIBUTION TO POWER'S SHARE PURCHASE PLAN, WHICH IS OFFERED TO ALL EMPLOYEES OF THE CORPORATION.

[4] DENOTES THE TOTAL NUMBER OF SUBORDINATE VOTING SHARES OF POWER COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE POWER EXECUTIVE STOCK OPTION PLAN.

[5] DENOTES THE TOTAL NUMBER OF COMMON SHARES OF THE CORPORATION COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE EMPLOYEE STOCK OPTION PLAN.

OPTION GRANTS IN LAST FINANCIAL YEAR

POWER FINANCIAL CORPORATION EMPLOYEE STOCK OPTION PLAN

The table below shows information regarding grants of stock options to acquire Common Shares made to the Named Executive Officers under the Employee Stock Option Plan during the financial year ended December 31, 2003.

NAME	SECURITIES UNDER OPTIONS GRANTED [#]	PERCENTAGE OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR [%]	EXERCISE OR BASE PRICE [$/SECURITY]	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF GRANT [$/SECURITY]	EXPIRATION DATE
Robert Gratton	1,500,000 [1]	100	43.30	43.30	August 6, 2013

[1] EXERCISABLE AS TO 500,000 ON DECEMBER 31, 2005, 500,000 ON DECEMBER 31, 2006 AND 500,000 ON DECEMBER 31, 2007.

POWER CORPORATION OF CANADA EXECUTIVE STOCK OPTION PLAN

There were no grants of stock options made to the Named Executive Officers under the Power Executive Stock Option Plan during the financial year ended December 31, 2003.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table summarizes for each of the Named Executive Officers the number of shares acquired pursuant to exercises of stock options during the financial year ended December 31, 2003, the aggregate value realized upon exercise, and the number of Common Shares of the Corporation covered by unexercised options under the Employee Stock Option Plan and the number of Subordinate Voting Shares of Power covered by unexercised options under the Power Executive Stock Option Plan, in both cases as at December 31, 2003.

NAME	SECURITIES ACQUIRED ON EXERCISE [#]	AGGREGATE VALUE REALIZED [$]	UNEXERCISED OPTIONS AT YEAR-END [#] EXERCISABLE/ UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR-END [$] EXERCISABLE/ UNEXERCISABLE
Robert Gratton	[1] 1,400,000 [2] –	44,712,500 –	[3] –	[3] –
Paul Desmarais, Jr.	[1] – [2] 64,000	– 2,020,000	– / – 2,040,000 / 175,000	– / – 50,263,000 / 2,288,125
André Desmarais	[1] – [2] 100,000	– 3,278,250	– / – 2,129,000 / 175,000	– / – 53,641,662 / 2,288,125
Michel Plessis-Bélair	[1] – [2] –	– –	– / – 425,750 / 58,750	– / – 7,910,319 / 768,156
Arnaud Vial	[1] – [2] 40,000	– 1,172,084	– / – 203,250 / 26,250	– / – 3,943,819 / 343,219

[1] DENOTES OPTIONS ON COMMON SHARES OF THE CORPORATION UNDER THE CORPORATION'S EMPLOYEE STOCK OPTION PLAN.

[2] DENOTES OPTIONS ON SUBORDINATE VOTING SHARES OF POWER UNDER THE POWER EXECUTIVE STOCK OPTION PLAN, CERTAIN PORTIONS OF WHICH ARE ATTRIBUTABLE TO THE NAMED EXECUTIVE OFFICER'S SERVICES TO THE CORPORATION AND THE REST TO THE SERVICES HE RENDERS TO POWER. THE TOTAL NUMBER OF UNDERLYING SUBORDINATE VOTING SHARES COVERED BY OPTIONS IS SHOWN.

[3] ON JANUARY 14 AND FEBRUARY 11, 2004, MR. GRATTON EXERCISED OPTIONS ON 439,000 AND 3,441,000 COMMON SHARES, RESPECTIVELY. ALL OF THE SHARES RECEIVED AS A RESULT OF THESE EXERCISES CONTINUE TO BE HELD BY MR. GRATTON AND ARE INCLUDED IN THE DISCLOSURE OF SHARES HELD BY MR. GRATTON ON PAGE 5 OF THIS CIRCULAR. THE VALUE OF UNEXERCISED EXERCISABLE AND UNEXERCISABLE IN-THE-MONEY OPTIONS HELD BY MR. GRATTON FOLLOWING THE JANUARY 14 AND FEBRUARY 11, 2004 EXERCISES WAS $31,500,000 AND $22,800,000, RESPECTIVELY. THE NUMBER OF UNEXERCISED EXERCISABLE AND UNEXERCISABLE IN-THE-MONEY OPTIONS HELD BY THE NAMED EXECUTIVE AT YEAR-END WAS

PENSION BENEFITS

The following table sets forth the annual pension benefits payable under the Supplementary Executive Retirement Plan (the "SERP") and under Power's basic pension plan to participants, based on their total Power group average compensation.

REMUNERATION	YEARS OF SERVICE		
	5	10	15 OR MORE
$175,000	$27,000	$62,000	$97,000
$200,000	$32,000	$72,000	$112,000
$225,000	$37,000	$82,000	$127,000
$250,000	$42,000	$92,000	$142,000
$300,000	$52,000	$112,000	$172,000
$400,000	$72,000	$152,000	$232,000
$500,000	$92,000	$192,000	$292,000
$600,000	$112,000	$232,000	$352,000
$700,000	$132,000	$272,000	$412,000

Power has a supplementary executive retirement plan pursuant to which a pension benefit may become payable to certain of the executive officers of the Corporation or any subsidiary of Power (the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors of Power. Messrs. Paul Desmarais, Jr., André Desmarais, Michel Plessis-Bélair, and Arnaud Vial participate in the SERP.

Under the SERP a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under the Power's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses received in respect of all Power group positions during the participant's final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6 ²/₃ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than five years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55.

Respective years of credited service under the SERP as of December 31, 2003, for the SERP participants are as follows: Mr. Paul Desmarais, Jr., 12.17 years; Mr. André Desmarais, 11.58 years; Mr. Michel Plessis-Bélair, more than 15 years and Mr. Arnaud Vial 6.83 years.

The Corporation has also entered into a pension benefit arrangement with its President and Chief Executive Officer under which annual pension benefits will become payable to such officer calculated on the basis of the aggregate of 60% of his average salary over 3 out of the final 10 years of employment with the Corporation and 60% of the average of certain bonuses earned during that period. The aggregate average compensation covered under this arrangement as of December 31, 2002 for this officer was $3,437,308 and as of December 31, 2003 was $3,900,000.

EQUITY COMPENSATION PLAN INFORMATION

AT DECEMBER 31, 2003 PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS [A]	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS [B]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN [A]) [C]
Equity compensation plans approved by securityholders	7,170,000	$20.51	1,210,800
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,170,000	$20.51	1,210,800

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Board of Directors of the Corporation has appointed a Compensation Committee (the "Committee") composed of Messrs. Guy St-Germain. Gérald Frère and Raymond Royer. These Directors are not employees nor officers of the Corporation. None of them is related to any of the employees or officers whose compensation is determined by the Committee.

The following is the report of the Committee describing the compensation policies and rationale applicable to the Corporation's executive officers other than the Chairman (Mr. Paul Desmarais, Jr.), with respect to the compensation paid to such executive officers for the year ended December 31, 2003. The report is intended to provide an overview of what the Committee considered in the course of its work.

The compensation of Mr. Paul Desmarais, Jr. as Chairman of the Corporation is determined by the Compensation Committee of the Board of Directors of Power Corporation of Canada which applies criteria substantially similar to those set out below. None of the members of the Power Financial Compensation Committee is a member of the Compensation Committee of the Board of Power Corporation. The compensation of Mr. Paul Desmarais, Jr. is not determined by the Power Financial Compensation Committee.

The mandate of the Committee is determined by the Corporation's Board of Directors. The Committee studies remuneration practices generally and familiarizes itself with compensation packages in the industry. It meets privately without management and obtains advice directly from independent compensation consultants.

The Corporation's executive compensation program is designed to attract, retain and reward highly qualified and experienced executive officers. The Committee endeavours to motivate the executive officers to generate superior long-term performance.

The Corporation's executive compensation program consists of a salary and may include a bonus and/or long-term incentive compensation component consisting of options, with delayed vesting provisions, on the Common Shares of the Corporation under its Employee Stock Option Plan or on Subordinate Voting Shares of Power under the Power Executive Stock Option Plan. The Corporation also contributes to an employee share purchase plan in which all employees, including officers, may participate.

In designing and administering the individual elements of the executive compensation program, the Committee strives to balance short-term and long-term incentive objectives and to apply prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

The Corporation's philosophy is to set salary levels by comparison with companies in the private sector of a similar size, type and position in the market place and taking into account the extent and nature of the Corporation's business in Canada, the United States and Europe. Compensation is reviewed at least annually for market competitiveness and reflects each

The Committee believes that long-term incentives in the form of share options, with delayed vesting, play an important role in aligning the interests of executive officers and the Corporation's shareholders. The Corporation's compensation program is generally weighted toward long-term incentives. When determining whether and how many new options are to be granted, the Committee takes into account many factors including the amount and terms of outstanding share options held by the incumbent. The considerations and the emphasis placed on them will change from time to time.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

The compensation of the Chief Executive Officer consists of a base salary and may also include a bonus component and/or participation in the Corporation's Employee Stock Option Plan from time to time. He is also entitled to participate in the contributory employee share purchase plan.

The Committee bases compensation of the Chief Executive Officer on the policies described above. More specifically, in establishing the Chief Executive Officer's compensation entitlement, the Committee takes into consideration his contribution to the Corporation through leadership in establishing strategic direction and in the management of the Corporation and its subsidiaries, the effective development and growth of the Corporation, increases in shareholder value, growth in the value of the underlying assets of the Corporation, the financial performance of subsidiaries, corporate acquisitions, and the development of new investment opportunities and relationships for the Corporation and its subsidiaries.

The Committee recognizes that a very significant portion of the Corporation's activities are located in the United States and that accordingly the compensation arrangements of the Chief Executive Officer should take into consideration U.S. practices and levels. In addition, the Committee considers it important that the compensation package should reflect the Corporation's entrepreneurial roots and corporate culture. The Chief Executive Officer's compensation package is heavily weighted toward long-term incentives, primarily stock options with delayed vesting provisions, in order to align the interests of the Chief Executive Officer with the interests of shareholders and with the Board's objective of providing long-term growth in value.

Guy Saint-Germain (Chairman)
Gérald Frère
Raymond Royer

PERFORMANCE GRAPH

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Common Shares compared with the S&P/TSX Composite Index, over the five-year period ended December 31, 2003.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.



LONG-TERM PERFORMANCE GRAPH

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Common Shares compared with the S&P/TSX Composite Index, over the ten-year period ended December 31, 2003.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.



DIRECTORS AND OFFICERS' LIABILITY INSURANCE

APPOINTMENT OF AUDITORS

It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed if approved by a majority of the votes cast at the Meeting.

AUDITORS' FEES

The fees paid to the auditors of the Corporation are reviewed by the Audit Committee. For the years ended December 31, 2003 and 2002, fees were payable to Deloitte & Touche LLP in the amount of $433,800 and $391,000, as disclosed below.

	YEARS ENDED DECEMBER 31	
	2003	2002
Audit Services	$325,200	$136,000
Audit-Related Services	49,300	255,000
Tax Compliance Services	59,300	–
Other Services	–	–
Total	$433,800	$391,000

RESOLUTION CONFIRMING BY-LAW NO. 1

Shareholders will be asked to adopt a resolution confirming the amendments made by the Board of Directors to By-Law No. 1 of the Corporation, which regulates the business and affairs of the Corporation. The current By-Law No. 1 was confirmed by the shareholders on May 15, 1997. The following is the resolution to confirm the amendments to By-Law No. 1 of the Corporation:

> RESOLVED:
> THAT the amendments to By-Law No. 1 as set forth in Schedule A are confirmed.

The Board of Directors recommends that shareholders vote for this resolution.

In order for the amendments to become effective, the resolution must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution. By-Law No. 1, as amended, is reproduced as Schedule "A" to this management proxy circular in a form that shows both the original and amended language.

Section 1.01 has been amended to provide that an annual meeting of shareholders shall be held by the earlier of 15 months after the last annual meeting and six months after the financial year-end of the Corporation. Section 1.03 has been amended to clarify that at least two shareholders representing not less than 25% of the voting rights shall constitute a quorum at a meeting of shareholders. Section 2.03 has been amended to reflect amendments made to the *Canada Business Corporations Act* (the "Act"), the governing statute of the Corporation. The amended Section 2.03 permits, but does not require, meetings of directors to be conducted entirely by means of telephonic, electronic or other means of communication and amends the manner of notice of meetings of directors. Section 2.04 has been amended to provide that no business shall be transacted at a Board of Directors meeting unless a majority of the Directors present are resident Canadians, notwithstanding amendments to the provisions of the Act relating to minimum Canadian residency requirements for boards of directors. Section 3.01 has been amended to reflect amendments to the provisions of the Act relating to the indemnification of directors and officers. Certain other amendments have been made to Sections 1.04, 2.01 and 2.06 to clarify references to the Board of Directors.

ORDINARY RESOLUTION – AMENDMENT TO EMPLOYEE STOCK OPTION PLAN

When the Power Financial Employee Stock Option Plan was established in 1985, 9,600,000 Common Shares (as presently constituted) were reserved for issue upon the exercise of options under the Plan. The Plan was amended with shareholder approval in May 1990, to increase the number of shares which may be issued under the Plan by 7,130,400 (as presently constituted). In May 1994, the Plan was further amended to increase the number of shares which may be issued under the Plan by 5,600,000 (as presently constituted). The Board of Directors adopted a resolution as of April 2, 2004 authorizing an amendment to the Plan increasing the number of shares issuable pursuant to the Plan by 6,000,000 Common Shares, subject to regulatory approvals and, under the terms of the Plan, approval of the holders of the Common Shares by ordinary resolution. Options on 3,260,000 shares are outstanding as of the date hereof, and the number of options available, prior to the amendment adopted April 2, 2004, for grant is 1,210,800.

The holders of the Common Shares will be asked at the meeting, or any adjournment thereof, to consider and, if deemed advisable, adopt the following ordinary resolution:

> RESOLVED:
> THAT the amendment of the Employee Stock Option Plan adopted by the Board of Directors of the Corporation as of April 2, 2004, increasing the number of shares issuable pursuant to the Plan by 6,000,000 Common Shares, be and it is hereby approved.

The Board of Directors recommends that shareholders vote for this resolution. The resolution will be passed if approved by a majority of the votes cast at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Power Financial believes in the importance of good corporate governance and the central role played by directors in the governance process. The Board of Directors recognizes the utility of sharing this belief with its shareholders. The Board is responsible for, and takes this opportunity to expand on, Power Financial's corporate governance philosophy and practices.

Power Financial is an international management and holding company. Power has controlled Power Financial since the latter was first organized in 1984. Power Financial is not an operating company and over half of its interests are located outside Canada, specifically in the United States and Europe. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

As noted in the September 2003 report of the Canadian Coalition for Good Governance, there are few easy governance solutions that apply to all companies or all situations. In fact, there exist many models of corporate ownership and governance, including widely held and closely held companies and including boards composed largely of "related" directors and boards composed almost entirely of "unrelated" directors. It is our belief that no single corporate governance model is superior or appropriate in all cases. The Board believes that the governance system in place at Power Financial is appropriate to its circumstances and effective, and that there are in place appropriate structures and procedures to ensure its independence from management.

Any review of governance practices should include consideration of long-term returns to shareholders. Power Financial believes this to be an essential indicator of the effectiveness of a governance system.

The following describes the governance practices of the Corporation with specific reference to guidelines promulgated by the Toronto Stock Exchange.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
1. The board should explicitly assume responsibility for stewardship of the corporation and specifically for:	The Board is responsible for supervising the management of the business and affairs of the Corporation. In fulfilling that responsibility, Power Financial's Board appoints senior management and delegates to senior management responsibility for day-to-day management of the business and affairs of the Corporation, provides advice to senior management from time to time, and assesses the ongoing progress of the Corporation and its subsidiaries. The Board has assumed various functions, either directly or through the standing committees of the Board, including the functions referred to below. The objectives of the Directors in performing these functions is to enhance shareholder value while acting in the long-term best interests of the Corporation.
[i] adoption of a strategic planning process; [ii] identification of the principal risks of the company's business and ensuring implementation of appropriate systems	The Board oversees the Corporation's strategic planning process and overall strategic and business plans and their implementation, including the scope of operations and business activities, and investments or divestitures of a material nature. The Board and its committees review with senior management on an ongoing basis the Corporation's near-term and long-term objectives and strategic plans and their implementation.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
[iii] succession planning, including appointing, training and monitoring senior management;	The Board appoints the senior executives of the Corporation. The Compensation Committee is involved in the succession planning of senior management.
[iv] communications policy;	The Corporation has adopted policies respecting communications with its shareholders and others. Management seeks to respond to shareholders' questions and concerns on a prompt basis, subject to the limitations imposed by law and the sensitivity of certain information relating to the Corporation. The Corporation also communicates with its shareholders through a variety of means, including its annual reports, quarterly reports and news releases. The Corporation maintains a website at www.powerfinancial.com, updated with current corporate information and interlinked to the websites of group companies. Statutory disclosure documents such as management information circulars and annual information forms are reviewed, and where required, approved by the Board. At the Corporation's annual meetings, an opportunity is afforded to shareholders to question senior management. Shareholders may also communicate with the Corporation through the office of the Corporate Secretary. The Board believes that the Corporation's communications with its shareholders and the avenues available for shareholders and others interested in the Corporation to make inquiries about the Corporation are responsive and effective.
[v] integrity of internal control and management information systems.	The Board of Directors, through the Audit Committee, exercises oversight with respect to internal controls. See item 13.
2. A majority of directors should be "unrelated" (independent of management and free from any relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation).	Of the 12 Directors to be elected, 9 are unrelated to Power Financial. Three of the 12 Directors are members of management of the Corporation and are therefore related Directors. (Please also see item 3 below for additional analysis.)
The board should include a number of directors who do not have interests in or relationships with either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholders.	The Corporation has a significant shareholder, Power Corporation of Canada, as is more fully explained on page 2 of this proxy circular under "Voting Shares and Principal Holders Thereof". Of the 9 unrelated Directors: • 3 Directors (Messrs. Frère, Royer and St-Germain) are neither directors of nor related to the Corporation's significant shareholder; • 4 Directors (Messrs. Graham, Nickerson and Mazankowski and Dr. Szathmáry) are directors of the significant shareholder and are unrelated to the significant shareholder; and • 2 Directors are directors of the significant shareholder; one (Mr. André Desmarais) is related to the significant shareholder and the other (Hon. Paul Desmarais) is the controlling shareholder of the significant shareholder.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
3. The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board is constituted with the appropriate number of directors who are not related to the corporation or the significant shareholder.	In light of the obligations and duties falling upon directors, Power Financial does not believe that whether a director is related or unrelated is essential to effective board participation. All of the Corporation's Directors, whether related or not, bring to the Corporation an interest in and knowledge of the affairs of the Corporation and its affiliated companies, which is a benefit to Power Financial and its shareholders. The Corporation believes that the interests of the Corporation are well served by the experience of and expertise in the affairs of its group companies that is brought to the Corporation by those unrelated Directors who also serve on the Boards of affiliates. Over the years, the Corporation has sought to increase the number of unrelated Directors with such interlocks. Their presence enriches the discussion and enhances the quality of governance by the Corporation's Board and at the other group boards on which they serve. Of the 12 Directors to be elected, 9 are considered by the Board to be unrelated to Power Financial. Three of the Directors to be elected are members of management and are therefore not unrelated Directors: Paul Desmarais Jr. is Chairman of the Board and executes certain management functions; Mr. Robert Gratton is the President and Chief Executive Officer of the Corporation and Mr. Michel Plessis-Bélair, FCA, is the Executive Vice-President and Chief Financial Officer of the Corporation. As noted in Guideline 2 above, of the 12 Directors nominated for re-election: • 9 are unrelated to the Corporation; and • 7 are unrelated to the Corporation and unrelated to the Corporation's significant shareholder.
4. The board should appoint a committee of directors, composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	The Board nomination function is performed by the Board as a whole. Nominees for election to the Board are chosen by the Board according to a variety of criteria, including integrity and reputation, general knowledge and experience in a particular field of interest. The Corporation believes that a diversity of views and experience enhance the ability of the Board as a whole to fulfill its responsibilities to the Corporation. Directors are not required to be specialists in the affairs of the Corporation or the businesses in which it invests but are expected to provide the Corporation with the benefit of their business or professional experience, their judgment and their vision.
5. The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	The effectiveness of committees and of the Board itself is reviewed from time to time under the stewardship of the Chairman. The Corporation believes that long-term returns to shareholders provide a useful indicator for assessing the effectiveness of a corporation's governance system.
6. The board should provide an orientation and education program for	The Corporation provides orientation for newly elected Directors. Senior officers of the Corporation and its affiliates regularly provide in-depth information for all Directors on the activities of the Corporation and its

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
7. The board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.	The Board examines its size and the size of its Committees, and where appropriate, increases or decreases the number of Directors to facilitate effective decision-making. The Directors believe that the size of the Board and the Committees is appropriate and effective in the Corporation's circumstances.
8. The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	The Compensation Committee oversees the compensation of Directors and reviews, and recommends to the Board for approval, the remuneration of Directors after considering time commitment, comparative fees and responsibilities. In the performance of its functions, the Committee consults with outside compensation experts. The Committee's role and Director Compensation are more fully described elsewhere in this circular.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated although some board committees, such as the executive committee, may include one or more inside directors.	Each of the Audit Committee and the Compensation Committee are composed entirely of Directors who are unrelated to the Corporation and unrelated to the significant shareholder and its controlling shareholder. The composition and role of the Audit Committee are discussed at greater length below in item 13. The Executive Committee is composed of a majority of Directors who are unrelated to the Corporation.
10. The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.	The Board as a whole has responsibility for overseeing the Board's approach to corporate governance issues. Certain reforms regulating governance have been promulgated by the Canadian Securities Administrators, while others remain to be finalized. The Board is mindful of this reform process, and under its supervision a study of these reforms is under way.
11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities.	A description of the functions of the Board are set out in some detail in the response to Guideline number 1 above. The Board's stewardship responsibility and certain limits to management's authority are contained in the governing statute, the *Canada Business Corporations Act*. More generally, it is the Board's view that boards and management have separate responsibilities, with the former approving and overseeing and the latter initiating and executing. In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above certain monetary thresholds.
The board should approve or develop the corporate	The Board as a whole reviews corporate objectives. These and other factors are considered by the Compensation Committee in determining

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
12. The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to [i] appoint a chairman of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or [ii] adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".	The positions of Chairman of the Board and Chief Executive Officer are separate. Board structures and procedures provide assurance that the Board can function independently of management. A majority of the Board is unrelated to the Corporation and its significant shareholder. Both the Audit Committee and the Compensation Committee are constituted entirely with non-management Directors who are unrelated to the Corporation and unrelated to its significant shareholder. In addition, the Board meets from time to time without management and management directors.
13. The audit committee should be composed only of outside directors.	The Audit Committee is composed entirely of non-management, outside Directors who are unrelated.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as their duties.	The role and responsibilities of the Committee have been defined by the Board in a charter which is reviewed from time to time by the Committee. The charter is posted on the Corporation's Web site, at www.powerfinancial.com. In the performance of its functions, the Audit Committee reviews with the Corporation's auditors the audited financial statements and reviews financial information to be included in public disclosure documents. It also reviews the nature and scope of the annual audit plan, and makes a recommendation to the Board regarding the appointment of auditors and the payment of their fees.
The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	The Committee communicates directly and, from time to time, meets privately with the Corporation's auditors.
The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to	The Audit Committee exercises oversight with respect to internal controls. Pursuant to its mandate, as approved by the Board, the Committee's functions include the review of any report from the auditors on internal control.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
14. The board should implement a system to enable an individual director to engage an outside adviser, at the company's expense in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.	Individual directors may, through and with the approval of the Board Committees on which they serve, retain outside advisers at the Corporation's expense to assist in carrying out their duties and responsibilities. The Compensation Committee regularly retains independent compensation consultants directly to assist in the performance of its duties.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year. Copies of the Corporation's financial statements and MD&A can be obtained by contacting the Secretary of the Corporation at 751 Victoria Square, Montréal, Québec, Canada, H2Y 2J3.

AVAILABLE DOCUMENTATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, one copy of (i) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of financial condition and results of operations and any interim financial statements of the Corporation issued subsequent to the annual financial statements and (iii) the information circular of the Corporation in respect of the most recent Annual Meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

APPROVAL BY DIRECTORS

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.



Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 2, 2004

SCHEDULE "A"

POWER FINANCIAL CORPORATION

BY-LAW NO. 1

A by-law to regulate generally the business and affairs of the Corporation

PART I

SHAREHOLDERS

SECTION 1.01. MEETINGS

The Directors shall call an annual meeting of shareholders to be held not later than the earlier of (a) 15 months after holding the last preceding annual meeting~~and~~; and (b) six months after the financial year end of the Corporation. The Directors may at any time call a special meeting of shareholders to be held at such place within Canada and at such time as the Directors shall determine.

SECTION 1.02. NOTICE OF MEETINGS

Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than ~~50~~ 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditors of the Corporation. Irregularities in a notice or in the giving thereof or the accidental omission to give notice to, or the non-receipt of a notice by any person entitled thereto shall not invalidate any action taken at the meeting.

SECTION 1.03. QUORUM

Except as otherwise provided in the articles of the Corporation (which provisions or any amendment thereto are deemed to form part of these by-laws), ~~the holders of the shares carrying~~ at least two shareholders representing not less than 25% of the voting rights attaching to the outstanding shares of the Corporation entitled to vote at a meeting of shareholders present in person or by proxy shall constitute a quorum.

SECTION 1.04. CHAIRMAN OF MEETINGS

Subject to the provisions of any resolution of the Directors, the Chairman of the Board of Directors or, in his absence, a Deputy Chairman or, in his absence, the Chairman of the Executive Committee, or in his absence, the President or, in the absence of all of the foregoing officers, any officer who is also a director designated by the Directors for that purpose shall preside at any meeting of the shareholders. If all of the foregoing officers be absent, the shareholders entitled to vote at such meeting may choose a chairman.

SECTION 1.05. PROCEDURE AT MEETINGS

The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters or things, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the shareholders. The chairman may appoint one or more persons to act as scrutineers at any such meeting.

SECTION 1.06. VOTING

Voting at every meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chairman of the meeting or is demanded by any person present and entitled to vote at the meeting. At every meeting of shareholders all questions proposed for the consideration of shareholders shall be decided by the majority of votes, unless otherwise required by the laws governing the Corporation or by the articles of the C

SECTION 1.07. ATTENDANCE AT MEETINGS

The only persons entitled to attend any meeting of shareholders shall be those persons entitled to vote thereat, the Directors, the auditor and others who, although not entitled to vote, are entitled or required by the laws governing the Corporation or by the articles of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

SECTION 1.08. ADJOURNMENT OF MEETINGS

The chairman of any meeting of shareholders may at any time during the proceedings adjourn the meeting. Should a quorum not be present at any meeting of shareholders, shareholders present and entitled to vote thereat may adjourn the meeting. Provided a quorum is present, except where otherwise provided in the articles of the Corporation, any business may be transacted at the adjourned meeting which might have been transacted at the original meeting.

PART II

DIRECTORS

SECTION 2.01. NUMBER

The Board of Directors shall consist of such number of directors, not greater than the maximum nor less than the minimum set out in the articles of the Corporation, as the directors may determine from time to time.

SECTION 2.02. ELECTION AND TERM OF OFFICE

At each annual meeting the shareholders shall elect directors to hold office until the next succeeding annual meeting or until their successors shall be elected or appointed.

SECTION 2.03. MEETINGS OF DIRECTORS AND NOTICES

As soon as may be practicable after the annual meeting of shareholders there shall be held, without notice, a meeting of such of the newly elected Directors as are then present, provided they shall constitute a quorum, for the appointment of officers of the Corporation and the transaction of such other business as may come before the meeting.

Meetings of the Directors may be called at any time by or by order of the Chairman of the Board of Directors, a Deputy Chairman, the President or a majority of the Directors, and may be held at the registered office of the Corporation, or at any place determined by the Directors~~.~~ and may, if all of the Directors consent, be conducted by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. In the case of a meeting conducted by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, such meeting shall be deemed to be held at the place specified in the notice calling such meeting or in the waiver thereof and, in the absence of any such specification, at the place where or from which the chairman of the meeting shall have presided.

Notice specifying the place and time of each such meeting shall be delivered personally to each Director~~or~~, left at ~~his~~such Director's usual residence or usual place of business, ~~or shall be mailed, telegraphed or cabled prepaid, addressed to each director at his~~mailed by prepaid ordinary mail or air mail, transmitted via facsimile or, if such Director has consented, delivered as an electronic document, in each case, to each Director at such Director's address information as it appears on the books of the Corporation at least 5 days prior to the time fixed for such meeting in the case of notice delivered by mail and at least 48 hours prior to the time fixed for such meeting in ~~the case of notice delivered personally or telegraphed or cabled, and at least five days prior to the time fixed for such meeting in other cases.~~ all other cases. Notice of any meeting or any irregularity in any meeting or the notice thereof may be waived by any Director either before or after the meeting is held.

SECTION 2.04. QUORUM

The Directors may from time to time fix the quorum for meetings of directors, but unless so fixed a majority of the Directors shall constitute a quorum and~~, to the extent required by the laws governing the Corporation,~~ no business shall be transacted unless a majority of the Directors present are resident Canadians.

SECTION 2.05. REMUNERATION

Each Director may be paid such fees as may be fixed by the directors, and any such remuneration shall be in addition to any salary a Director may receive as an officer or employee of the Corporation.

SECTION 2.06. CHAIRMAN

Subject to the provisions of any resolution of the Directors, the Chairman of the Board of Directors or, in his absence, a Deputy Chairman or, in his absence, the Chairman of the Executive Committee, or in his absence, the President shall preside at all meetings of the directors. If all of the foregoing officers be absent, the Directors present may choose a chairman from among their number. The chairman at any meeting of Directors may vote as a director and in case of an equality of votes the chairman shall have a casting vote in addition to the vote to which he is entitled as a Director.

~~SECTION 2.07. PARTICIPATION~~

~~Subject to the laws governing the Corporation, any director may participate at any meeting of directors or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other. In the case of any such participation at any such meeting, each such director so participating shall be deemed to be present at such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting or in the waiver thereof and, in the absence of any such specification, at the place where or from which the chairman of the meeting shall have presided.~~

PART III

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

SECTION 3.01. INDEMNIFICATION OF DIRECTORS ~~AND~~, OFFICERS AND OTHERS

Subject to the ~~limitations contained in the Canada Business Corporations Act, each director and officer of the Corporation, each~~ *Canada Business Corporations Act*, the Corporation shall indemnify a Director or an officer, a former Director ~~and former officer of the Corporation and each person~~or officer, or another individual who acts or ~~has~~ acted at the Corporation's request as a director or officer~~ of a body corporate of which the Corporation is or was a shareholder or creditor, and each of~~, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives ~~shall at all times be indemnified and saved harmless by the Corporation from and~~, against~~a)any liability and~~ all costs, charges and expenses, including ~~any~~an amount paid to settle an action or satisfy a judgment, reasonably incurred by ~~any of them~~the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and (b) in the case of a criminal or administrative action or proceeding ~~to which any of them is made a party, or which is proposed or commenced against any of them, by reason of being or having been a director or officer of the Corporation or of such body corporate, andb) all other~~that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses ~~personally sustained or incurred by any of them in respect of the execution of the duties of such office or the affairs of the Corporation or such body corporate.~~of a proceeding referred to this Section. The individual shall repay the moneys if the individual does not fulfil the conditions of this Section.

RECEIVED
2005 MAY 23 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

POWER CORPORATION OF CANADA



First Quarter Report

FOR THE THREE MONTHS ENDED MARCH 31, 2005



To the Shareholders

Power Corporation of Canada's operating earnings for the three-month period ended March 31, 2005 were $231 million or $0.50 per share, compared with $209 million or $0.45 per share in the first quarter of 2004, an increase of 10.1 per cent on a per share basis.

Growth in operating earnings reflects an increase in the contribution from subsidiaries, driven by the operating results at Power Financial Corporation, partly offset by a decrease in results from corporate activities.

Other income was $1 million, compared with a net charge of $2 million in the first quarter of 2004.

Net earnings for the first quarter of 2005 were $232 million or $0.50 per share, compared with $207 million or $0.45 per share in the first quarter of 2004.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the three-month period ended March 31, 2005 were $381 million or $0.52 per share, compared with $338 million or $0.46 per share in the first quarter of 2004, an increase of 12.6 per cent on a per share basis.

Growth in operating earnings reflects an increase in operating earnings of its subsidiaries and affiliate.

Other income was a net charge of $2 million, compared with a net charge of $3 million in the first quarter of 2004.

Net earnings for the first quarter of 2005 were $379 million or $0.52 per share, compared with $335 million or $0.46 per share in the first quarter of 2004.

NEW DIRECTORS

The shareholders of Power Corporation of Canada today elected Mr. Pierre Beaudoin, Mr. Paul Fribourg and Mr. R. Jeffrey Orr as Directors of the Corporation.

Mr. Pierre Beaudoin has been President and Chief Operating Officer of Bombardier Aerospace, a division of Bombardier Inc. since 2001 and Executive Vice-President of Bombardier Inc. since 2004. He was previously President of Bombardier Business Aircraft and President and Chief Operating Officer of Bombardier Recreational Products, both divisions of Bombardier Inc. Mr. Beaudoin is also a director of Bombardier Inc. and BRP Inc.

Mr. Paul Fribourg has been Chairman, President and Chief Executive Officer of ContiGroup Companies Inc. since 1997. Prior thereto, he was President and Chief Operating Officer and prior to that he was Executive Vice-President of Continental Grain Company. Mr. Fribourg is a director of Premium Standard Farms, Inc., Vivendi Universal S.A. and Loews Corporation.

Mr. R. Jeffrey Orr has served as President and Chief Executive Officer of IGM Financial Inc. since May 2001. Prior to that, he was Chairman and Chief Executive Officer of BMO Nesbitt Burns Inc. and Vice-Chairman of the Investment Banking Group of Bank of Montréal. Yesterday, at Power Financial Corporation's Annual Meeting of Shareholders, Mr. Orr was elected a director and, following the Annual Meeting, was nominated President and Chief Executive Officer of Power Financial.

On behalf of the Board of Directors,



Paul Desmarais, Jr., O.C.
Chairman and Co-Chief Executive Officer



André Desmarais, O.C.
President and Co-Chief Executive Officer

May 10, 2005

Management's Discussion and Analysis of Operating Results

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Corporation of Canada (Power Corporation or the Corporation) for the three-month period ended March 31, 2005. This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Corporation and notes thereto for the three-month period ended March 31, 2005; management's discussion and analysis of operating results for the year ended December 31, 2004 dated March 22, 2005 and filed on March 31, 2005 (the 2004 MD&A); and the consolidated financial statements and notes thereto for the year ended December 31, 2004. Additional information relating to Power Corporation, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS – This report may contain forward-looking statements about the Corporation or its subsidiaries and affiliates including their business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Corporation or its subsidiaries and affiliates, economic factors, and the industries in which they operate generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Corporation or its subsidiaries and affiliates due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Corporation's or its subsidiaries and affiliates' ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Corporation has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

OVERVIEW

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial Corporation (Power Financial). As of March 31, 2005, Power Corporation held a 66.4% equity and voting interest in Power Financial, unchanged from December 31, 2004.

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

The information contained in the sections concerning Power Financial, Lifeco, and IGM has been extracted from the Management's Discussion and Analysis for the interim period ended March 31, 2005 publicly released by these companies. More information on these subsidiaries and in particular Lifeco and IGM can be found in their annual and interim financial statements and related management's discussion and analysis. These reports are available from the Secretary of Lifeco, IGM, or Power Financial, respectively. They are also available either directly from the Web sites of Lifeco (www.greatwestlifeco.com), IGM (www.investorsgroup.com) or through Power Corporation's Web site (www.powercorporation.com) or Power Financial's (www.powerfinancial.com).

The information contained in the section concerning Pargesa is extracted from the press release issued by Pargesa on May 4, 2005, including unaudited earnings for the three-month period ended March 31, 2005. Readers can also access Pargesa's Web site, either directly (www.pargesa.ch), or through Power Corporation's Web site.

LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group Inc. (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States and Europe. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

As previously mentioned, on September 24, 2004, the shareholders of Lifeco approved a subdivision of the common shares of the company on a two-for-one basis, which became effective October 6, 2004. Per share figures related to Lifeco for periods prior to the effective date of subdivision have been adjusted to reflect the effect of the subdivision.

At the end of March 2005, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its two operating units, Investors Group Inc. (Investors Group) and Mackenzie Financial Corporation (Mackenzie), which offer their own distinctive products and services through separate advice channels encompassing over 34,000 consultants and independent financial advisers.

Investors Group, through a network of 3,503 consultants nationwide (at March 31, 2005), offers comprehensive financial planning advice and service to its clients, including investment, retirement, tax and estate planning. Through its Symphony Strategic Investment Planning approach, Investors Group offers clients a full range of investment products including 144 mutual funds as well as insurance, securities, banking and mortgage products and services.

Mackenzie is a multi-faceted investment management and financial services corporation, which was founded in 1967. Mackenzie mutual funds are sold through relationships with more than 30,000 independent financial advisers across Canada.

On May 10, 2004, IGM acquired a 74.7% interest in Investment Planning Counsel Inc. (Investment Planning Counsel). Investment Planning Counsel is the fifth largest financial planning firm in Canada with close to 600 financial planners, and had mutual fund assets under management of $1.6 billion (Counsel Group of Funds Inc.) and total assets under management and administration of $8.2 billion at March 31, 2005. Investment Planning Counsel is operating as a separate entity and is being managed by its pre-acquisition leadership team.

At the end of March 2005, Power Financial and Great-West held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco N.V., which at the end of March 2005 held a 54.3% equity interest in Pargesa, representing 61.4% of the voting rights of that company.

The Pargesa group has substantial holdings in four major companies based in Europe, participating in media and entertainment through Bertelsmann AG (Bertelsmann); oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez S.A. (Suez); and specialty minerals through Imerys S.A. (Imerys).

GESCA LTÉE

Gesca Ltée (Gesca) is a wholly owned subsidiary of Power Corporation primarily engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse*. In recent years, Gesca has focused its resources on the production of high-quality content. Today, in addition to publishing seven daily newspapers in the provinces of Québec and Ontario, Gesca publishes several specialty magazines and books, and produces television programming. Gesca also owns a 20% interest in Workopolis, Canada's largest online employment site.

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (UNAUDITED)

Earnings Summary – Condensed Supplementary Statements of Earnings

	Three months ended March 31			
	2005		2004	
(unaudited)	**Total[1]**	**Per share**	Total[1]	Per share[2]
Contribution from subsidiaries to operating earnings	**240**		**213**	
Results from corporate activities	**(9)**		**(4)**	
Operating earnings	**231**	0.50	**209**	0.45
Other income	**1**	–	**(2)**	–
Net earnings	**232**	0.50	**207**	0.45

(1) Before dividends on preferred shares, which amounted to $7 million in the three-month periods of 2005 and 2004.
(2) As already explained, comparative figures per share for 2004 have been adjusted to reflect the two-for-one stock subdivision.

OUTSTANDING NUMBER OF PARTICIPATING SHARES

As of the date of this report, there were 48,854,772 Participating Preferred Shares and 399,046,009 Subordinate Voting Shares of the Corporation outstanding, unchanged from March 31, 2005, and compared with 48,854,772 and 396,091,064, respectively, as of December 31, 2004.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of the Corporation, which are the basis of information presented in this report, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and presented in Canadian dollars. Please refer to Note 1 of the Consolidated Financial Statements.

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial using the equity method. As described above, the Pargesa portfolio is primarily made of investments in Imerys, Bertelsmann, Total and Suez, which are held by Pargesa directly or through its affiliated Belgian holding company, Groupe Bruxelles Lambert (GBL). GBL accounts only for the dividend received from Total and Suez in its financial statements.

Pargesa, GBL, Imerys and Bertelsmann are subject to disclosure and accounting standards which vary according to their jurisdiction and applicable law: financial statements of GBL, Bertelsmann and, starting in the first quarter of 2005, Imerys, are prepared in accordance with International Financial Reporting Standards (IFRS). Pargesa's financial statements are prepared in accordance with Swiss generally accepted accounting principles, but Pargesa will adopt IFRS at the end of 2005. In preparing its financial statements, Power Financial has used accounting information received from Pargesa, which is intended to be the same in all material respects as that which would have been produced under IFRS standards. This information has further been adjusted by Power Financial including, in particular, the elimination of the effect of goodwill from Pargesa's results, in order to conform to Canadian GAAP.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results as published by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, adjusted if necessary as described above, is included as part of "other income" in the Corporation's financial statements.

RESULTS OF POWER CORPORATION OF CANADA

This section is an overview of the results of Power Corporation. Consistent with past practice, in this section Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

Following amendment of CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which became effective January 1, 2005, "soft retractable" preferred shares must now be reclassified from equity to Liabilities on the Consolidated Balance Sheet, and dividends related to such securities must be classified as financing charges on the Statements of Earnings. This change does not have any impact on the calculation of basic earnings per share or net income attributable to shareholders. As already mentioned in the 2004 MD&A, all the preferred shares of the Corporation currently outstanding are perpetual and thus are not affected by this new standard.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as "other income."

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations difficult.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided in this report a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the Consolidated Financial Statements (see Reconciliation with Financial Statements).

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Condensed Supplementary Balance Sheet

	March 31, 2005	December 31, 2004	**March 31, 2005**	December 31, 2004
	Consolidated basis		Equity basis	
Assets				
Cash and cash equivalents	**4,307**	4,142	**410**	517
Investments at equity	**1,646**	1,698	**5,400**	5,240
Other investments	**83,186**	82,232	**768**	711
Other assets	**17,950**	17,868	**297**	284
Total	**107,089**	105,940	**6,875**	6,752
Liabilities				
Policy liabilities				
Actuarial liabilities	**66,704**	65,822		
Other	**4,250**	4,273		
Other liabilities	**14,122**	14,094	**141**	150
Preferred shares of subsidiaries	**1,666**	1,666		
Capital trust securities and debentures	**650**	651		
Debentures and other borrowings	**3,610**	3,640		
	91,002	90,146	**141**	150
Non-controlling interests	**9,353**	9,192		
Shareholders' equity				
Non-participating shares	**545**	545	**545**	545
Participating shares	**6,189**	6,057	**6,189**	6,057
Total	**107,089**	105,940	**6,875**	6,752
Consolidated assets and assets under administration	**261,016**	258,426		

CONSOLIDATED BASIS

Total assets were $107,089 million as at March 31, 2005, compared with $105,940 million at the end of December 2004.

Capital trust units and soft-retractable preferred shares issued by the subsidiaries of the Corporation, which were previously presented as non-controlling interests, are now included in Liabilities. This results, as already mentioned, from new CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which became effective January 1, 2005 and CICA Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities, also effective January 1, 2005. Figures at December 31, 2004 have been restated accordingly. The value of trust debentures and soft-retractable preferred shares issued by subsidiaries amounted to $650 million and $1,666 million, respectively, at March 31, 2005 (December 31, 2004 – $651 million and $1,666 million).

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets at market values. The market value of Lifeco's segregated funds was $70 billion at the end of the first quarter 2005, compared with $69 billion at the end of 2004. IGM's mutual fund assets at market value, including those of Mackenzie, stood at $84 billion at March 31, 2005, compared with $83 billion at the end of 2004.

EQUITY BASIS

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $410 million at the end of March 2005, compared with $517 million at the end of 2004. In the course of managing its own cash and cash equivalents, the Corporation may invest in short-term paper denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation enters from time to time into currency hedging transactions with highly rated financial institutions. At March 31, 2005, 76% of the $410 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries Power Financial, Gesca and PTIC, as well as the carrying value of its portfolio of funds and other securities.

The carrying value of Power Corporation's investment in Power Financial, Gesca and PTIC increased to $5,400 million at March 31, 2005, compared with $5,240 million at the end of 2004. Included in the variance are:

- Power Corporation's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period, for $148 million, and
- a net negative $52 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and Pargesa.

Other investments amounted to $768 million at March 31, 2005, compared with $711 million at the end of 2004. The carrying value of the portfolio of marketable securities, excluding securities held by PTIC, was $434 million ($434 million at the end of 2004) and consisted of the carrying value of the investment in CITIC Pacific. The carrying value of the portfolio of funds held by the Corporation (excluding funds held by PTIC) was $293 million at March 31, 2005, compared with $242 million at the end of 2004. This figure does not include outstanding commitments to make future capital contributions to investment funds for an aggregate amount of $131 million, including remaining commitments of $58 million for Sagard FCPR ($170 and $89 million, respectively, at the end of 2004).

CASH FLOWS

Consolidated Cash Flows

Three months ended March 31	**2005**	2004
Cash flow from operating activities	**1,048**	989
Cash flow from financing activities	**(211)**	(186)
Cash flow from investing activities	**(672)**	(1,046)
Increase (decrease) in cash and cash equivalents	**165**	(243)
Cash and cash equivalents, beginning of period	**4,142**	4,159
Cash and cash equivalents, end of period	**4,307**	3,916

On a consolidated basis, cash and cash equivalents increased by $165 million during the first quarter of 2005, compared with a decrease of $243 million in the corresponding period of 2004.

Operating activities produced a net inflow of $1,048 million during the period in 2005, compared with a net inflow of $989 million for the corresponding period of 2004.

Cash flows from financing activities, which includes dividends paid, resulted in a net outflow of $211 million in the three-month period in 2005, compared with a net outflow of $186 million in the corresponding period of 2004.

Cash flow from investing activities resulted in a net outflow of $672 million in the first quarter of 2005, compared with a net outflow of $1,046 million in 2004.

CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations, before payment of dividends on first preferred shares and participating shares, are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and income taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. During the first quarter of 2005, Power Financial paid a quarterly dividend of $0.2025 on its common shares, compared with $0.1625 in the corresponding period of 2004 (on a post-subdivision basis). For more details about Power Financial's corporate cash flows, please refer to the corresponding section of this MD&A.

The quarterly dividend paid by Power Corporation during the first quarter of 2005 was $0.14375 per participating share, compared with $0.121875 (on a post-subdivision basis) in the first quarter of 2004.

SHAREHOLDERS' EQUITY

Shareholders' equity was $6,734 million at the end of March 2005, compared with $6,602 million at the end of 2004. Stated capital related to non-participating shares was unchanged from year-end 2004.

Participating shareholders' equity was $6,189 million at March 31, 2005, compared with $6,057 million at the end of 2004. The increase of $132 million reflects primarily:

- a $161 million increase in retained earnings, and
- a $53 million negative variation in foreign currency translation adjustments, relating to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa, as explained above.

In addition, the Corporation issued 2,954,945 Subordinate Voting Shares during the three-month period ended March 31, 2005 (1,443,100 on a post-subdivision basis for the corresponding period in 2004) under the Executive Stock Option Plan, resulting in an increase in stated capital of $17 million (2004 – $12 million). During the first quarter of 2004, the Corporation also purchased and cancelled 136,000 Subordinate Voting Shares for an aggregate amount of $3 million pursuant to a Normal Course Issuer Bid.

Book value per participating share was $13.82 at the end of March 2005, compared with $13.61 at the end of 2004.

RATINGS OF THE CORPORATION

There has been no change in the ratings of the Corporation compared to December 31, 2004.

	Dominion Bond Rating Service	Standard & Poor's Ratings Services[1]
Corporate rating/counterparty credit rating	A	A
Preferred shares		
cumulative	Pfd 2	Canadian scale P2 [high] Global scale BBB+
non-cumulative	Pfd 2 n	Canadian scale P2 [high] Global scale BBB+

(1) Ratings are on a negative outlook.

CHANGES IN ACCOUNTING POLICY

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 (ACG-15) on Consolidation of Variable Interest Entities. As a result, Lifeco no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the consolidated balance sheet (refer to Note 3 to the Consolidated Financial Statements). This change in accounting policy had no impact on net earnings available to participating shareholders or basic earnings per participating share. As for the impact of ACG-15 on IGM, please refer to the IGM section of this MD&A.

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the subsidiaries' preferred shares ($1,666 million) were reclassified by these subsidiaries from their shareholders' equity to liabilities and the related dividends were reclassified to financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to participating shareholders.

OFF-BALANCE SHEET ARRANGEMENTS

For an overview of off-balance sheet arrangements as of December 31, 2004, please refer to page 17 of the 2004 MD&A, together with Notes 1 and 21 to the 2004 Consolidated Financial Statements. There has been no significant change in such arrangements since December 31, 2004. The following should be read in conjunction with the Notes to the 2004 Consolidated Financial Statements.

SECURITIZATIONS

There were no changes to IGM's liquidity management practices related to securitizations during the three-month period ended March 31, 2005. During the three months ended March 31, 2005, IGM entered into securitization transactions through its mortgage banking operation with proceeds of $49 million. Securitized loans serviced at March 31, 2005 totalled $593 million and the fair value of IGM's retained interest was $17 million. This compares with $593 million and $20 million, respectively, at December 31, 2004.

DERIVATIVES

There have been no changes to the Corporation's policies and procedures with respect to the use of derivative instruments during the three-month period ended March 31, 2005. In addition, there has not been a significant change in either the notional amount outstanding or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position at March 31, 2005.

SYNDICATED LETTERS OF CREDIT

In the normal course of its Reinsurance business, Lifeco provides Letters of Credit (LOC) to other parties, or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in detail in the paragraph "Liquidity Risk (Letters of Credit)" included in the section related to Lifeco in the 2004 MD&A. See also Note 24 to the 2004 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation from those reported at December 31, 2004. Contractual commitments of Lifeco increased from $309 million at December 31, 2004 to $490 million at March 31, 2005.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments and other instruments as of December 31, 2004, please refer to page 19 of the 2004 MD&A and to Notes 20 and 21 to the 2004 Consolidated Financial Statements.

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Corporation for the three-month period ended March 31, 2005. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

Summary of Quarterly Results

	2005	2004				2003			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues[1]	**7,088**	6,382	5,544	6,508	5,889	6,291	21	4,562	4,873
Operating earnings[2][3][4][5]	**231**	242	233	271	209	217	202	220	174
per share – basic	**0.50**	0.53	0.51	0.59	0.45	0.47	0.44	0.48	0.37
Other income[4][5]	**1**	(10)	(5)	11	(2)	(16)	478	–	(7)
per share – basic	**0.00**	(0.02)	(0.01)	0.03	(0.00)	(0.03)	1.07	–	(0.01)
Net earnings	**232**	232	228	282	207	201	680	220	167
per share – basic	**0.50**	0.51	0.50	0.62	0.45	0.44	1.51	0.48	0.36
per share – diluted	**0.50**	0.50	0.49	0.61	0.44	0.43	1.48	0.47	0.35

(1) Certain reinsurance transactions were entered into by Great-West, London Life and GWL&A in 2003. The effect of these transactions is included in the decrease in revenues for the third quarter of 2003 compared to other quarters (for more details, please refer to the section on Lifeco in the 2004 MD&A).

(2) In 2003, the contribution from Lifeco to operating earnings includes the effects of the acquisition of CLFC by Lifeco from July 10, 2003. The contribution from Lifeco also includes the additional contribution provided by the shares of Lifeco acquired by Power Financial in 2003, principally during the third quarter, net of related financing costs.

(3) The contribution from Pargesa to operating earnings, in the second quarter of 2003 and 2004, includes Pargesa's share of the annual dividends paid by Total and Suez, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered to be a preferred dividend and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez and Bertelsmann are received once a year. Total, which also used to pay an annual dividend, started in the fall of 2004 to pay its dividend in two instalments. As a result, Pargesa's contribution to operating earnings of Power Financial in 2004 includes the effect of the annual dividend that was paid during the second quarter of the year, and the first interim dividend that was paid in the fourth quarter. This situation shall not reoccur in future years.

(4) Pargesa releases its six-month results only in September and, as previously explained, any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on Power Financial's operating earnings was $4 million ($0.01 per share) and $3 million ($0.00 per share) in 2004 and 2003, respectively. The impact on Power Financial's non-operating earnings was a charge of $1 million ($0.00 per share) and $25 million ($0.04 per share) in 2004 and 2003, respectively.

(5) For a definition of this non-GAAP financial measure, please refer to Presentation of Results – Non-GAAP Financial Measures earlier in this MD&A.

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. Consistent with past practice, in this section Lifeco and IGM, which make the most significant contribution to the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of Power Financial.

Following amendment of CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which became effective January 1, 2005, "soft retractable" preferred shares must now be reclassified from equity to Liabilities on the Consolidated Balance Sheet, and dividends related to such securities must be classified as financing charges on the Statements of Earnings. This change does not have any impact on the calculation of basic earnings per share or net income attributable to common shareholders.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analysing the financial results of Power Financial and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as "other income."

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of Power Financial.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations difficult.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (UNAUDITED)

As already mentioned, following amendment of CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which became effective January 1, 2005: (i) soft-retractable preferred shares Series C and J issued by the Corporation have been reclassified from equity to Liabilities on the Consolidated Balance Sheet, and (ii) dividends paid on these preferred shares are now classified as financing charges on the Statements of Earnings, whereas they were previously not included in such presentation of the Statements of Earnings. This change has no impact on the calculation of basic earnings per share or net income attributable to common shareholders. Comparative figures for 2004 have been restated accordingly.

Earnings Summary – Condensed Supplementary Statements of Earnings

	Three months ended March 31			
	2005		2004	
(unaudited)	**Total[1]**	**Per share**	Total[1]	Per share[2]
Contribution from subsidiaries and affiliate to operating earnings	**399**		357	
Results from corporate activities	**(14)**		(15)	
Sub-total	**385**		342	
Dividends on preferred shares, Series C and J	**(4)**		(4)	
Operating earnings	**381**	**0.52**	338	0.46
Other income	**(2)**	**–**	(3)	–
Net earnings	**379**	**0.52**	335	0.46

(1) Before dividends on perpetual preferred shares, which amounted to $13 million and $13 million in the first quarter of 2005 and 2004, respectively.
(2) As already explained, comparative figures per share for previous periods have been adjusted to reflect the two-for-one stock subdivision.

OPERATING EARNINGS

Operating earnings of Power Financial for the three-month period ended March 31, 2005 were $381 million or $0.52 per share, compared with $338 million or $0.46 per share in the corresponding period of last year. This represents a 12.6% increase on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

For the three-month period ended March 31, 2005, Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 11.6% compared to the same period last year, from $357 million to $399 million. The increases reflect growth in the contribution from both subsidiaries, as well as in the contribution from the European affiliate:

- Lifeco contributed $295 million to Power Financial's operating earnings in the first quarter of 2005, compared with $265 million in the same period in 2004. Lifeco reported earnings attributable to common shareholders (before restructuring costs) of $423 million or $0.475 per share for the three-month period ended March 31, 2005, compared with $383 million or $0.428 per share for the same period in 2004. This represents an increase of 11% on a per share basis. These figures exclude the after-tax impact of restructuring costs related to the acquisition of Canada Life, which amounted to $4 million or $0.004 per Lifeco common share, and $7 million or $0.007 per share in the first quarters of 2005 and 2004, respectively. Power Financial's share of such costs is included in Other Income.
- The contribution from IGM to operating earnings was $93 million in the first quarter of 2005, compared with $86 million for the same period of last year. IGM reported $161 million in earnings for the quarter, compared with $148 million for the first quarter in 2004, an increase of 8.7%. Earnings per share in the three-month period ended March 31, 2005 were $0.60, compared with $0.56 for the same period in 2004.
- The contribution from the European affiliate to Power Financial's operating earnings was $11 million in the three-month period ended March 31, 2005, compared with $6 million for the same period in 2004. Readers are reminded that, as in previous years, Pargesa's operating earnings in the first quarter do not include any contribution from Total and Suez, as such contribution is made of dividends received from these companies later in the year.

RESULTS FROM CORPORATE ACTIVITIES

Corporate activities, before dividends on preferred shares, Series C and J, resulted in a net charge to operating earnings of $14 million in the three-month period ended March 31, 2005, compared with a charge of $15 million in the corresponding period of 2004.

As previously mentioned, dividends on preferred shares, Series C and J are now classified as financing charges. These dividends amounted to $4 million in the first quarter of 2005 and 2004.

OTHER INCOME

Other income for the three-month period ended March 31, 2005 was a charge of $2 million, compared with a charge of $3 million in the first quarter of 2004.

Other income in the first quarter of 2005 and 2004 is composed of Power Financial's share of restructuring costs expensed by Lifeco during the quarter, as well as its share of non-operating earnings related to Pargesa.

NET EARNINGS

Net earnings for the three-month period ended March 31, 2005 were $379 million, compared with $335 million for the corresponding period in 2004. Net earnings attributable to common shareholders were $366 million or $0.52 per share in the first quarter of 2005, compared with $322 million or $0.46 per share in the first quarter of 2004.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Condensed Supplementary Balance Sheet

	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
	Consolidated basis		Equity basis[1]	
Assets				
Cash and cash equivalents	**3,880**	3,623	**278**	286
Investments at equity	**1,589**	1,647	**9,513**	9,370
Other investments	**82,345**	81,443	**5**	5
Other assets	**17,530**	17,466	**89**	83
Total	**105,344**	104,179	**9,885**	9,744
Liabilities				
Policy liabilities				
Actuarial liabilities	**66,704**	65,822		
Other	**4,250**	4,273		
Other liabilities	**13,929**	13,887	**353**	360
Preferred shares of the Corporation	**300**	300	**300**	300
Preferred shares of subsidiaries	**1,366**	1,366		
Capital trust securities and debentures	**650**	651		
Debentures and other borrowings	**3,560**	3,554	**400**	400
	90,759	89,853	**1,053**	1,060
Non-controlling interests	**5,753**	5,642		
Shareholders' equity				
Perpetual preferred shares	**950**	950	**950**	950
Common shareholders' equity	**7,882**	7,734	**7,882**	7,734
Total	**105,344**	104,179	**9,885**	9,744
Consolidated assets and assets under administration	**259,271**	256,485		

(1) Condensed supplementary balance sheet of Power Financial with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

Total assets were $105,344 million as at March 31, 2005, compared with $104,179 million at the end of December 2004.

Capital trust units and soft-retractable preferred shares issued by the subsidiaries, which were previously presented as non-controlling interests, as well as preferred shares Series C and J issued by Power Financial, which are soft-retractable and were previously included in Shareholders' Equity, are now included in Liabilities. This results, as already mentioned, from new CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which became effective January 1, 2005 and CICA Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities, also effective January 1, 2005. Figures at December 31, 2004 have been restated accordingly. The value of trust debentures and soft-retractable preferred shares issued by subsidiaries amounted to $650 million and $1,366 million, respectively, at March 31, 2005 (December 31, 2004 – $651 million and $1,366 million). The value of preferred shares, Series C and J, issued by Power Financial is $300 million, unchanged from the end of 2004.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets at market values. The market value of Lifeco's segregated funds was $70 billion at the end of the first quarter 2005, compared with $69 billion at the end of 2004. IGM's mutual fund assets at market value, including those of Mackenzie, stood at $84 billion at March 31, 2005, compared with $83 billion at the end of 2004.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $278 million at the end of March 2005, compared with $286 million at the end of 2004. In managing its own cash and cash equivalents, Power Financial may invest in short-term paper denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions. At March 31, 2005, 98% of the $278 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, were $9,513 million at March 31, 2005 compared with $9,370 million at the end of 2004. The increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period, which represented $227 million, and
- a net negative $84 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and Pargesa.

Debentures and other borrowings include the $150 million 7.65% debentures due January 5, 2006 and the $250 million 6.90% debentures due March 11, 2033. Also included in Liabilities is the stated value of preferred shares, Series C and J for a total of $300 million (unchanged from December 31, 2004), as mentioned above.

CASH FLOWS

Consolidated Cash Flows

Three months ended March 31	**2005**	2004
Cash flow from operating activities	**1,056**	988
Cash flow from financing activities	**(218)**	(189)
Cash flow from investing activities	**(581)**	(1,055)
Increase (decrease) in cash and cash equivalents	**257**	(256)
Cash and cash equivalents, beginning of period	**3,623**	3,646
Cash and cash equivalents, end of period	**3,880**	3,390

On a consolidated basis, cash and cash equivalents increased by $257 million during the first quarter of 2005, compared with a decrease of $256 million in the corresponding period of 2004.

Operating activities produced a net inflow of $1,056 million during the period in 2005, compared with a net inflow of $988 million for the corresponding period of 2004.

Cash flows from financing activities, which includes dividends paid, resulted in a net outflow of $218 million in the three-month period in 2005, compared with a net outflow of $189 million in the corresponding period of 2004.

Cash flow from investing activities resulted in a net outflow of $581 million in the first quarter of 2005, compared with a net outflow of $1,055 million in 2004.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and income taxes. The payment of dividends by Lifeco and IGM, which are also holding companies, depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM also must comply with capital or liquidity requirements established by regulatory authorities.

Dividends paid by Lifeco and IGM in the first quarter of 2005 on their common shares amounted to $0.195 and $0.30 per share, respectively, compared with $0.16125 and $0.255 per share, respectively, in the corresponding period of 2004. (The 2004 figures for Lifeco have been adjusted to reflect Lifeco's recent two-for-one share subdivision.)

Pargesa pays its dividend annually. The dividend payable in 2005, which was approved at Pargesa's Annual General Meeting held on May 4, 2005 amounts to SF100 per bearer share, compared with SF92 in 2004.

In the first quarter of 2005, Power Financial paid a quarterly dividend of $0.2025 per common share, compared with $0.1625 in the corresponding period of last year (on a post-subdivision basis).

RATINGS OF THE CORPORATION

There has been no change in the ratings of the Corporation since the end of 2004.

	Dominion Bond Rating Service	Standard & Poor's Ratings Services[1]
Senior debentures	A (high)	A+
Preferred shares		
cumulative	Pfd 2 (high)	Canadian scale P1 [low] Global scale A–
non-cumulative	Pfd 2 (high) n	Canadian scale P1 [low] Global scale A–

(1) Ratings are on a negative outlook.

Consolidated Operating Results

Selected Consolidated Financial Information

Three months ended March 31 (unaudited)	2005	2004	% change
Premiums			
Life insurance, guaranteed annuities and insured health products	**4,528**	3,411	33
Self-funded premium equivalents (ASO contracts)	**1,890**	2,007	(6)
Segregated fund deposits			
Individual products	**1,572**	1,658	(5)
Group products	**1,228**	2,613	(53)
Total premiums and deposits	**9,218**	9,689	(5)
Fee and other income	**614**	532	15
Paid or credited to policyholders	**4,816**	3,769	28
Net income attributable to:			
Common shareholders before restructuring costs[1]	**423**	383	10
Restructuring costs after-tax[1]	**4**	7	–
Common shareholders	**419**	376	11
Per common share			
Basic earnings before restructuring costs[1]	**0.475**	0.428	11
Restructuring costs after-tax[1]	**0.004**	0.007	–
Basic earnings after restructuring costs	**0.471**	0.421	12
Dividends paid	**0.1950**	0.16125	21
Book value per common share	**9.38**	8.70	8
Return on common shareholders' equity (12 months)			
Net income before restructuring costs[1]	**20.7%**	19.8%	
Net income	**20.4%**	19.5%	
At March 31			
Total assets	**97,036**	99,338	(2)
Segregated fund assets	**69,927**	66,147	6
Total assets under administration	**166,963**	165,485	1
Capital stock and surplus	**8,857**	7,965	11

(1) Following the acquisition of CLFC by the company, a plan was developed to restructure and exit selected operations of CLFC. The costs include $350 million that was recognized as part of the purchase equation of CLFC, and $98 million to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period.

Consolidated Balance Sheets

(unaudited)	**March 31, 2005**	December 31, 2004	March 31, 2004
Assets			
Bonds	**55,439**	54,960	55,695
Mortgage loans	**14,643**	14,554	15,150
Stocks	**3,567**	3,405	3,260
Real estate	**1,679**	1,646	1,606
Loans to policyholders	**6,572**	6,499	6,709
Cash and certificates of deposit	**2,804**	2,472	2,265
Funds held by ceding insurers	**2,209**	2,337	3,914
Goodwill	**5,328**	5,328	5,366
Intangible assets	**1,498**	1,508	1,399
Other assets	**3,297**	3,142	3,974
Total assets	**97,036**	95,851	99,338
Liabilities			
Policy liabilities			
Actuarial liabilities	**66,704**	65,822	68,265
Provision for claims	**1,081**	997	946
Provision for policyholder dividends	**595**	589	535
Provision for experience rating refunds	**507**	611	599
Policyholder funds	**2,067**	2,076	2,164
	70,954	70,095	72,509
Debentures and other borrowings	**2,092**	2,088	2,572
Funds held under reinsurance contracts	**4,376**	4,374	4,790
Other liabilities	**4,295**	4,356	4,993
Repurchase agreements	**800**	676	736
Deferred net realized gains	**2,168**	2,164	2,355
	84,685	83,753	87,955
Preferred shares	**797**	797	927
Capital trust securities and debentures	**650**	651	518
Non-controlling interests			
Participating surplus in subsidiaries	**1,680**	1,654	1,603
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**158**	159	161
Capital stock and surplus			
Share capital			
Perpetual preferred shares	**499**	499	199
Common shares	**4,659**	4,651	4,662
Surplus	**4,140**	3,904	3,201
Currency translation account	**(441)**	(426)	(97)
	8,857	8,628	7,965
Liabilities, share capital and surplus	**97,036**	95,851	99,338

Summary of Consolidated Operations

Three months ended March 31 (unaudited)	2005	2004
Income		
Premium income	**4,528**	3,411
Net investment income	**1,292**	1,358
Fee and other income	**614**	532
	6,434	5,301
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,816**	3,769
Commissions	**329**	291
Operating expenses	**564**	584
Premium taxes	**61**	52
Financing charges	**48**	52
Amortization of finite life intangible assets	**5**	3
Restructuring costs	**7**	9
Net income before income taxes	**604**	541
Income taxes – current	**29**	164
– future	**120**	(27)
Net income before non-controlling interests	**455**	404
Non-controlling interests	**29**	25
Net income – shareholders	**426**	379
Perpetual preferred share dividends	**7**	3
Net income – common shareholders	**419**	376
Earnings per common share		
Basic	**0.471**	0.421
Diluted	**0.466**	0.417

NON-GAAP FINANCIAL MEASURES

This section may contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include, but are not limited to, "adjusted net income," "earnings before restructuring costs," "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management of the company and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUND DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of Lifeco and should be considered when comparing volumes, size and trends.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
March 31, 2005	**$1.21**	**$1.23**	**$1.3178**
December 31, 2004	$1.20	$1.30	$1.5832
March 31, 2004	$1.31	$1.32	$1.5733
British pound			
March 31, 2005	**$2.28**	**$2.32**	**$2.3013**
December 31, 2004	$2.31	$2.38	$2.3238
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
March 31, 2005	**$1.57**	**$1.61**	**$1.6053**
December 31, 2004	$1.63	$1.62	$1.6200
March 31, 2004	$1.61	$1.65	$1.6500

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility (see Note 21 to the 2004 Consolidated Financial Statements).

CONSOLIDATED OPERATING RESULTS

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders, before restructuring costs related to the acquisition of CLFC, was $423 million for the first quarter of 2005, compared with $383 million reported a year ago, an increase of 10%. On a per share basis, this represents $0.475 per common share ($0.471 diluted) for the first quarter of 2005 compared with $0.428 per common share ($0.424 diluted) a year ago.

Net income, after restructuring costs, attributable to common shareholders for the quarter was $419 million or $0.471 per common share ($0.466 diluted), compared with $376 million or $0.421 per common share ($0.417 diluted) for the first quarter of 2004. The improvement is attributable to the Canadian and European operating segments.

CANADA – For the first quarter, net income attributable to common shareholders increased to $186 million compared with $147 million in 2004. Group Insurance grew by 22%, Individual Insurance & Investment Products grew 14% and the negative earnings impact from Corporate decreased 71%.

EUROPE – For the first quarter, net income attributable to common shareholders increased to $101 million compared with $77 million in 2004. Insurance & Annuities increased 39%, while Reinsurance income improved by 10%.

UNITED STATES – For the first quarter, net income attributable to common shareholders was $144 million compared with $159 million in 2004. In U.S. dollars, Healthcare income is up 1% and Financial Services is up 12%.

LIFECO CORPORATE – For the first quarter, Corporate net earnings attributable to common shareholders was a charge of $12 million, compared with a charge of $7 million in 2004.

Total revenue for the first quarter of 2005 was $6,434 million and was composed of premium income of $4,528 million, net investment income of $1,292 million and fee and other income of $614 million. Total revenue for the first quarter of 2004 was $5,301 million. It was composed of premium income of $3,411 million, net investment income of $1,358 million and fee and other income of $532 million.

Net Income – Common Shareholders

Three months ended March 31	**2005**	2004	% change
Canada	**186**	147	27
Europe	**101**	77	31
United States	**144**	159	(9)
Lifeco Corporate			
Total holding company	**(8)**	–	
Restructuring costs	**(4)**	(7)	
Total Lifeco Corporate	**(12)**	(7)	
Total Lifeco	**419**	376	11

PREMIUMS AND DEPOSITS

Total premiums and deposits decreased by $471 million compared to 2004, reflecting the conversion of $1,773 million of Canada Life trust business to London Life in the first quarter of 2004.

Premiums and deposits were $9,218 million in total: $4,528 million of risk-based product premiums, $1,890 million of self-funded premium equivalents, and $2,800 million of segregated fund deposits.

For the first three months of 2005, 51% of premium income is from fee-based products (65% in 2004), with the remainder derived from traditional risk-based contracts.

For the Canadian segment, premium income and deposits were $3,480 million. Risk-based products account for 43% of premium income, segregated funds account for 43% and the ASO business for 14%.

For the European segment, premium income and deposits were $2,535 million. Fee-based segregated fund products account for 28% of premium income.

For the United States segment, premium income and deposits were $3,203 million. Risk-based products account for 38% of premium income, segregated funds account for 18% and the ASO business for 44%.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the company earns investment management fees, and administrative services only (ASO) contracts, under which the company provides group insurance benefit plan administration on a cost-plus basis. Fee income, at $614 million, was up $82 million from 2004, predominantly in Europe.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $4.8 billion was paid or credited to policyholders for the three months ended March 31, 2005. This compares with $3.8 billion paid or credited for the three months ended March 31, 2004.

Segmented Operating Results

The consolidated operating results of Lifeco include the operating results of Great-West, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, Europe, United States, and Lifeco Corporate, reflecting geographic lines as well as the management and corporate structure of the companies.

Canada

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected Consolidated Financial Information – Canada

Three months ended March 31	2005	2004	% change
Premiums			
Life insurance, guaranteed annuities and insured health products	**1,509**	1,878	(20)
Self-funded premium equivalents (ASO contracts)	**474**	469	1
Segregated fund deposits			
Individual products	**797**	730	9
Group products	**700**	1,966	(64)
Total premiums and deposits	**3,480**	5,043	(31)
Fee and other income	**189**	171	11
Paid or credited to policyholders	**1,519**	2,016	(25)
Net income – common shareholders	**186**	147	27
At March 31			
Total assets	**47,437**	47,675	–
Segregated fund assets	**35,144**	32,128	9
Total assets under administration	**82,581**	79,803	3

FINANCIAL INFORMATION – CANADA

Consolidated Operations

Three months ended March 31	2005	2004
Income		
Premium income	**1,509**	1,878
Net investment income	**684**	675
Fee and other income	**189**	171
Total income	**2,382**	2,724
Benefits and expenses		
Paid or credited to policyholders	**1,519**	2,016
Other	**579**	495
Amortization of finite life intangible assets	**4**	3
Net operating income before income taxes	**280**	210
Income taxes	**61**	42
Net income before non-controlling interests	**219**	168
Non-controlling interests	**26**	18
Net income – shareholders	**193**	150
Perpetual preferred shareholder dividends	**7**	3
Net income – common shareholders	**186**	147

OVERVIEW

NET INCOME

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the first quarter of 2005 increased 27% to $186 million from $147 million a year ago.

Net Income – Common Shareholders

Three months ended March 31	2005	2004	% change
Group Insurance	**66**	54	22
Individual Insurance & Investment Products	**125**	110	15
Corporate	**(5)**	(17)	–
	186	147	27

The major contributors to the increases were as follows:

GROUP INSURANCE – The increase reflects improved health morbidity experience and improved medical, drug and dental costs, mitigated somewhat by a deterioration in life mortality experience.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS – The increase is essentially attributable to year-over-year expense gains and lower reserve requirements from improved asset-liability risk, partially offset by less favourable mortality and morbidity results.

CORPORATE – The year-over-year change reflects a real estate valuation provision deemed redundant.

PREMIUMS AND DEPOSITS AND SALES

Premiums and Deposits

Three months ended March 31	2005	2004	% change
Business/Product			
Group Insurance	**1,133**	1,088	4
Individual Insurance & Investment Products	**2,347**	3,955	(41)
Total premiums and deposits	**3,480**	5,043	(31)
Summary by Type			
Risk-based products	**1,509**	1,878	(20)
ASO contracts	**474**	469	1
Segregated fund deposits	**1,497**	2,696	(44)
Total premiums and deposits	**3,480**	5,043	(31)

Sales

Three months ended March 31	2005	2004	% change
Business/Product			
Group Insurance	**106**	65	63
Individual Insurance & Investment Products	**1,662**	1,587	5
Total sales	**1,768**	1,652	7

Total premiums and deposits for the first three months of 2005 decreased $1,563 million, compared to 2004. The 2004 premiums and deposits included the conversion of Canada Life's trust business to London Life. This conversion added $1,773 million of premiums and deposits in 2004. Excluding the effect of conversion, Individual Insurance & Investment Products premiums and deposits increased 8% in 2005.

Premiums and deposits were $3,480 million in total: $1,509 million of risk-based product premiums, $474 million of self-funded premium equivalents, and $1,497 million of segregated fund deposits.

Total sales for the first three months of 2005 were up 7% overall from first quarter 2004 levels. Sales in 2005 were $1,768 million in total: $38 million Life Insurance, $12 million Living Benefits, $106 million Group Insurance, $1,361 million Individual Retirement & Investment Services, and $251 million Group Retirement Services.

NET INVESTMENT INCOME

Net Investment Income

Three months ended March 31	**2005**	2004	% change
Investment income earned	**612**	608	1
Amortization of gains and losses	**75**	74	
Provision for credit losses	**1**	–	
Gross investment income	**688**	682	1
Less: investment expenses	**4**	7	
Net investment income	**684**	675	1

Net investment income for the three months ended March 31, 2005 increased by $9 million or 1%, compared to the same period last year.

FEE INCOME

In addition to providing traditional risk-based insurance products, the company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the company earns investment management fees, and ASO contracts, under which the company provides group insurance benefit plan administration on a cost-plus basis.

Fee Income

Three months ended March 31	**2005**	2004	% change
Segregated funds	**139**	130	7
ASO contracts	**30**	29	3
Other	**20**	12	67
	189	171	11

Fee income on segregated fund products increased from $130 million in 2004 to $139 million in 2005, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $29 million in 2004 to $30 million in 2005, reflecting growth in the block of business.

Other fee income of $20 million resulted from a broad-based increase in property management fees, asset management fees and Quadrus distribution fees for 2005, compared with $12 million for 2004.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $1.5 billion was paid or credited to policyholders in the three months ended March 31, 2005. This compares with $2.0 billion in the three months ended March 31, 2004.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt & other borrowings, and dividends on preferred shares, as well as premium taxes.

Other

Three months ended March 31	**2005**	2004	% change
Total expenses	**253**	257	(2)
Less: investment expenses	**4**	7	(43)
Operating expenses	**249**	250	0
Commissions	**241**	154	56
Financing charges	**44**	48	(8)
Premium taxes	**45**	43	5
Total	**579**	495	17

Operating expenses for the three months ended March 31, 2005 of $249 million are consistent with the same period in 2004. The increase in commissions includes the payment of a $63 million commission to the Europe segment in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Europe segment is reduced by a corresponding amount.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares.

INCOME TAXES

Income taxes for the three months ended March 31, 2005 were $61 million compared to $42 million for the same period in 2004. The increase in income taxes results from higher pre-tax income of $70 million in the period.

BUSINESS UNITS – CANADA

GROUP INSURANCE

2005 HIGHLIGHTS

- Net income to shareholders grew 22% to $66 million.
- Strong sales growth was achieved in all markets.
- Very positive claims experience emerged in the group health line of business.
- Migration of CLFC group business to Great-West systems was completed during the quarter.
- Quality and timely client service was maintained throughout the business migration process.

OPERATING RESULTS

NET INCOME

IN QUARTER – Net Income attributable to common shareholders was $66 million, which represents an increase of 22% compared to the first quarter of 2004.

The results reflect improved group health morbidity experience across the small, mid-sized and large case markets.

In the quarter, there was a small deterioration in group life mortality experience. The medical, drug and dental sub-lines improved, particularly in the small- and mid-sized case markets.

Interest gains deteriorated on a quarter-over-quarter comparative basis, while expense gains improved on lower operating expenses and higher expense recoveries.

PREMIUMS AND DEPOSITS AND SALES

Group Insurance – Divisional Summary

Three months ended March 31	**2005**	2004	% change
Premiums and Deposits			
Business/Product			
Small-/mid-sized case	**450**	430	5
Large case – insured	**399**	368	8
– ASO	**474**	469	1
– creditor/direct marketing	**40**	29	38
Sub-total	**1,363**	1,296	5
Premiums reinsured			
Small-/mid-sized case	**(128)**	(122)	5
Large case – insured	**(102)**	(86)	19
Net premiums	**1,133**	1,088	4
Sales			
Business/Product			
Small-/mid-sized case	**42**	33	27
Large case – insured	**22**	13	69
– ASO	**19**	15	27
– creditor/direct marketing	**23**	4	–
Total sales	**106**	65	63

IN QUARTER – Total net premiums and deposits were $1,133 million, which is 4% higher than the first quarter of 2004. Excluding the impact of $230 million of premiums ceded under a bulk reinsurance agreement ($208 million in 2004), premiums and deposits increased 5% over the comparative period in 2004.

Overall sales results in the quarter were 63% higher than 2004. All markets showed significant improvement over 2004. The increase in creditor/direct marketing sales was the result of one large sale in 2005.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines, Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services and Group Retirement & Investment Services. Products are distributed through Freedom 55 Financial and Great-West financial security advisers, Canada Life distribution partners including managing general agents, independent brokers and intercorporate agreements with other financial institutions.

2005 HIGHLIGHTS

- IIIP earnings have increased 14% over 2004 largely due to year-over-year expense gains and lower reserve requirements from improved asset-liability risk.
- Individual Retirement & Investment Services experienced a strong RRSP season highlighted by the 15% increase in investment funds sales over 2004.
- Group Retirement Services successfully converted $2.8 billion of Canada Life business to London Life during the first quarter. The conversion will be completed in the second quarter.
- A new intercorporate agreement with Clarica will broaden the distribution of the company's disability insurance products.

OPERATING RESULTS

NET INCOME

IN QUARTER – Net income attributable to common shareholders for the three months ended March 31, 2005 was $125 million, which was $15 million more than the first quarter of 2004. The growth reflects full-year synergy gains and lower reserve requirements from improved asset-liability risk, in particular in the Individual Retirement & Investment Services business line.

Net income attributable to participating policyholders was $21 million, $8 million more than the first quarter of 2004, due largely to more favourable investment market gains.

PREMIUMS AND DEPOSITS AND SALES

Individual Insurance & Investment Products – Divisional Summary

Three months ended March 31	**2005**	2004	% change
Premiums and Deposits			
Business/Product			
Life Insurance – Participating	**426**	423	1
– Non-participating	**113**	109	4
Living Benefits	**56**	52	8
Individual Retirement & Investment Services			
Risk-based products	**91**	84	8
Segregated funds	**797**	730	9
Group Retirement Services			
Risk-based products	**164**	591	(72)
Segregated funds	**700**	1,966	(64)
Total premiums and deposits	**2,347**	3,955	(41)
Sales			
Business/Product			
Life Insurance – Participating	**20**	17	18
– Non-participating	**18**	18	–
Living Benefits	**12**	9	33
Individual Retirement & Investment Services			
Risk-based products	**220**	200	10
Segregated funds	**941**	859	10
Securities[1]	**200**	135	48
Group Retirement Services			
Risk-based products	**27**	25	8
Segregated funds	**143**	230	(38)
Securities[1]	**81**	94	(14)
Total sales	**1,662**	1,587	5

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

ASSETS UNDER ADMINISTRATION

Assets Under Administration

March 31	**2005**	2004	% change
Business/Product			
Individual Retirement & Investment Services			
Risk-based products	**6,054**	6,351	(5)
Segregated funds	**16,311**	14,838	10
Group Retirement Services			
Risk-based products	**5,790**	5,637	3
Segregated funds	**18,833**	17,290	9
Total assets under administration	**46,988**	44,116	7
Other plan assets[1]			
Business/Product			
Individual Retirement & Investment Services	**2,375**	1,792	33
Group Retirement Services	**7,068**	6,486	9
Total assets under administration and other plan assets			
Individual Retirement & Investment Services[1]	**24,740**	22,981	8
Group Retirement Services[1]	**31,691**	29,413	8

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Individual Life

IN QUARTER – Individual life insurance product sales of $38 million during the first quarter of 2005 were 8% higher than the first quarter of 2004. This was the result of strong 18% growth in the participating product line led by increased volumes in the large case market in London Life. Non-participating sales in the second quarter are expected to benefit from recently announced pricing improvements and feature enhancements in the company's universal life product and the formal launch of these products into the Great-West distribution channel.

Premiums and deposits on individual life insurance products increased $7 million from the first quarter 2004 to $539 million in the first quarter of 2005, as the company continued to benefit from strong persistency results.

Living Benefits

IN QUARTER – Sales of critical illness products were $7 million, 75% higher than the first quarter of 2004. Sales of disability insurance products were $5 million, comparable to the first quarter of 2004. Total Living Benefits sales were $12 million, 33% higher than the first quarter of 2004.

Premium rates were increased in response to reinsurer rate increases in the Canadian Critical Illness insurance market in conjunction with critical illness product enhancements introduced in the fourth quarter of 2004 for both the Great-West and Canada Life brands. The backlog of the previous series of less expensive critical illness products continued to be processed and recorded as sales in the first quarter of 2005. Sales of critical illness products are expected to return to historical levels for the remainder of the year.

Individual Retirement & Investment Services (IRIS)

IN QUARTER – IRIS experienced a strong RRSP season highlighted by the 15% increase in investment fund sales over 2004. The increase in segregated fund sales is partially attributable to a new order entry system introduced at Great-West and a redesigned product at Canada Life. Segregated fund assets increased by 3.5% in quarter to $16.3 billion at March 31, 2005, an increase of $1.5 billion over March 31, 2004. The asset allocation approach and long-term growth strategy employed by the company's investment fund business limits the exposure to significant withdrawals. This, coupled with increases in sales over 2004 from all distribution channels, resulted in strong net cash flow and segregated fund asset growth in the first quarter of 2005 that exceeded the growth rate for the mutual fund industry.

Sales of risk-based products increased 10% over the first quarter of 2004 and premium income increased 8%, continuing the momentum from late 2004 on guaranteed savings and payout annuity products. Improved product yield had afforded the company to be more competitive on pricing.

Mutual fund assets distributed by Quadrus licensed investment representatives increased by 9% over December 31, 2004. Sales of mutual funds through Quadrus increased 48% over the same quarter in 2004. Assets in the Quadrus Group of Funds grew to over $1.1 billion at March 31, 2005.

Group Retirement Services (GRS)

GRS was focused on conversion of the Canada Life block of business to London Life in the first quarter, which temporarily shifted some focus away from sales efforts. Sales and cash flow in the small- to medium-sized agent and broker market were good in the quarter, but pricing in the large case market has reduced margins to a level at which the company has not been prepared to participate. Consequently, sales were down from 2004 levels. Premiums and deposits in 2004 included the impact of a portion of the Canada Life securities business that was converted to the insurance platform. Excluding the conversion activity of $469 million of risk-based products and $1,304 million of segregated funds from 2004, premiums and deposits are up 10% over 2004, which highlights the quality of the in-force block of business. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased to $31.7 billion at March 31, 2005.

Europe

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is composed of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe.

The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The company mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts, when utilized, has been reflected in the Net Effective Rate. The rates used to translate foreign currency denominated items are:

Period ended	Balance Sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
March 31, 2005	**$1.21**	**$1.23**	**$1.2300**
December 31, 2004	$1.20	$1.30	$1.3648
March 31, 2004	$1.31	$1.32	$1.5733
British pound			
March 31, 2005	**$2.28**	**$2.32**	**$2.3013**
December 31, 2004	$2.31	$2.38	$2.3238
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
March 31, 2005	**$1.57**	**$1.61**	**$1.6053**
December 31, 2004	$1.63	$1.62	$1.6200
March 31, 2004	$1.61	$1.65	$1.6500

2005 HIGHLIGHTS

- Shareholder net income increased $24 million, up 31% over the first quarter of 2004.
- Premiums and deposits increased by $366 million from first quarter 2004 levels, to $2,535 million.
- Sales increased by $495 million, up 31% over first quarter 2004.
- The company continues to rationalize its presence in certain international locations. In 2004, the sale of the Bahamas and Cayman Islands branch was completed and the group business in Bermuda was sold. Agreements were reached in 2004 to sell operations in Brazil and the balance of the Bermuda business. Regulatory approvals are pending for these transactions.

Selected Consolidated Financial Information – Europe

Three months ended March 31	**2005**	2004	% change
Premiums			
Life insurance, guaranteed annuities and insured health products	**1,815**	1,302	39
Segregated fund deposits			
Individual products	**720**	866	(17)
Group products	**–**	1	(100)
Net premiums and deposits	**2,535**	2,169	17
Fee and other income	**131**	83	58
Paid or credited to policyholders	**1,941**	1,395	39
Net income – common shareholders	**101**	77	31
At March 31			
Total assets	**21,469**	21,278	1
Segregated fund assets	**18,036**	16,612	9
Total assets under administration	**39,505**	37,890	4

FINANCIAL INFORMATION – EUROPE

Consolidated Operations

Three months ended March 31	**2005**	2004
Income		
Premium income	**1,815**	1,302
Net investment income	**240**	248
Fee and other income	**131**	83
Total income	**2,186**	1,633
Benefits and expenses		
Paid or credited to policyholders	**1,941**	1,395
Other	**118**	145
Amortization of finite life intangible assets	**1**	–
Net operating income before income taxes	**126**	93
Income taxes	**23**	14
Net income before non-controlling interests	**103**	79
Non-controlling interests	**2**	2
Net income – shareholders	**101**	77
Perpetual preferred shareholder dividends	**–**	–
Net income – common shareholders	**101**	77

Net Income – Common Shareholders

Three months ended March 31	**2005**	2004	% change
Insurance & Annuities	**78**	56	39
Reinsurance	**23**	21	10
	101	77	31

OVERVIEW

IN QUARTER

NET INCOME – Net income attributable to common shareholders increased $24 million or 31% to $101 million compared to the first quarter of 2004. Net income in the Insurance & Annuities business unit increased 39% to $78 million, reflecting strong earnings growth in the United Kingdom, Ireland and Germany. Net income in the Reinsurance business unit increased 10% to $23 million, reflecting an increased contribution from the life reinsurance business.

PREMIUMS AND DEPOSITS AND SALES – Total premiums and deposits for the quarter increased $366 million or 17% to $2,535 million. The growth in premiums reflects an increase in premiums contributed by the Reinsurance business unit. Premiums in the Insurance & Annuities business unit decreased by $216 million, or 14%, reflecting a decrease in premiums in the Isle of Man, partially offset by premium growth in Ireland and Germany.

PREMIUMS AND DEPOSITS AND SALES

Premiums and Deposits

Three months ended March 31	2005	2004	% change
Business/Product			
Insurance & Annuities	**1,336**	1,552	(14)
Reinsurance	**1,199**	617	94
Total premiums and deposits	**2,535**	2,169	17
Summary by Type			
Risk-based products	**1,815**	1,302	39
Segregated fund deposits	**720**	867	(17)
Total premiums and deposits	**2,535**	2,169	17

Sales

Three months ended March 31	2005	2004	% change
Business/Product			
Insurance & Annuities	**962**	1,038	(7)
Reinsurance	**1,136**	565	101
Total sales	**2,098**	1,603	31

NET INVESTMENT INCOME

Net Investment Income

Three months ended March 31	2005	2004	% change
Investment income earned	**215**	233	(8)
Amortization of gains and losses	**29**	20	
Provision for credit losses	**–**	–	
Gross investment income	**244**	253	(4)
Less: investment expenses	**4**	5	
Net investment income	**240**	248	(3)

Net investment income for the three months ended March 31, 2005 decreased $8 million from the same period last year primarily as a result of the commutation of certain reinsurance contracts in the past twelve months.

FEE INCOME

In addition to providing traditional risk-based insurance products, the company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the company earns investment management and other fees.

Fee income

Three months ended March 31	**2005**	2004	% change
Segregated funds and other fees	**131**	83	58

In the United Kingdom, fee income was $54 million, Ireland/Germany was $76 million, and Reinsurance was $1 million for the three months ended March 31, 2005. The solid performance reflects the strong growth of segregated fund business in the United Kingdom, Ireland and Germany.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $1.9 billion was paid or credited to policyholders in the three months ended March 31, 2005, compared with $1.4 billion a year ago. The increase is due to the termination of a reinsurance contract in LRG in the first quarter of 2005.

INCOME TAX

Income taxes for the three months ended March 31, 2005 were $23 million compared with $14 million for 2004. Income taxes in 2005 were higher due to increased pre-tax income in 2005.

OTHER

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Other

Three months ended March 31	**2005**	2004	% change
Total expenses	**85**	88	
Less: investment expenses	**4**	5	
Operating expenses	**81**	83	(2)
Commissions	**33**	64	(48)
Premium taxes	**4**	(2)	–
Total	**118**	145	(19)

For the three months ended March 31, 2005, operating expenses decreased $2 million when compared to the same period in 2004, primarily reflecting synergies achieved in Europe. The decrease in commissions includes $63 million received from the Canada segment in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany.

BUSINESS UNITS – EUROPE

INSURANCE AND ANNUITIES

NET INCOME

IN QUARTER – Net income attributable to common shareholders increased $22 million, or 39% to $78 million compared to the first quarter of 2004. In the United Kingdom, the favourable results were driven by expense efficiencies, and sales growth and improved margins on payout annuities, partially offset by weaker morbidity experience. The year-over-year decline in morbidity results reflects particularly strong results in 2004. In Ireland, earnings growth reflects expense efficiencies and stronger investment gains resulting in lower reserve requirements in connection with investment fund guarantees. In Germany, earnings growth was driven by strong sales and growth in the block of business that has resulted from prior year sales, partially offset by asset write-downs.

PREMIUMS AND DEPOSITS AND SALES

IN QUARTER – Premiums and deposits decreased $216 million, or 14%. The decrease reflects lower segregated fund premiums on savings and investment products in the Isle of Man, partially offset by an increase in premiums and deposits on pension products in Ireland and Germany.

Sales decreased by $76 million, or 7% from last year. Strong pension product sales growth in both Ireland and Germany were offset by a decrease in sales of savings and investment products in the Isle of Man. The decrease in sales of savings and investment products resulted from a distribution reorganization which was completed in the quarter, as well as a surge in 2004 sales of estate preservation products due to proposed changes in the tax regulation in 2004. As well, the year-over-year decrease also reflects higher institutional sales in 2004. Sales of this product tend to be larger and less uniform, resulting in volatility in sales trends.

The year-over-year change in premiums and deposits and sales was negatively affected by the strengthening of the Canadian dollar against the British pound and the euro. The average translation rate for the British pound was $2.32 (2004: $2.42), and for the euro was $1.61 (2004: $1.65).

REINSURANCE

NET INCOME

IN QUARTER – Net income for the Reinsurance business unit was $23 million, an increase of $2 million, or 10% over 2004. The increase reflects strong mortality results in connection with the life reinsurance business of Canada Life.

PREMIUMS AND DEPOSITS AND SALES

IN QUARTER – Premiums and deposits for the Reinsurance business unit were $1,199 million, an increase of $582 million or 94% over 2004. Sales were $1,136 million, an increase of $571 million or 101% over 2004. The increase in premiums and deposits and sales reflects the renegotiation of certain contracts by LRG.

United States

The United States operating results for Lifeco include the net operating income of GWL&A, and the consolidated United States operations of Great-West, together with an allocation of a portion of Lifeco's corporate results.

2005 HIGHLIGHTS

- Net income in U.S. dollars increased 9% over the first quarter of 2004.
- Effective January 1, 2005, the company consolidated its entire block of pharmacy business to one Pharmacy Benefit Manager (PBM). This change will enhance pharmacy management and is expected to have a favourable impact on drug trend.
- Healthcare morbidity and administrative fees remained strong, however, sales premium decreased 58% for the three months ended March 31, 2005, due primarily to a decline in number of cases sold combined with lower average membership per case.
- Financial Services has begun the process of integrating EMJAY Retirement Plan Services into core operations.

Selected Consolidated Financial Information – United States

Three months ended March 31	**2005**	2004	% change
Premiums			
Life insurance, guaranteed annuities and insured health products	**1,204**[(1)]	231	–
Self-funded premium equivalents (ASO contracts)	**1,416**	1,538	(8)
Segregated fund deposits			
Individual products	**55**	62	(11)
Group products	**528**	646	(18)
Total premiums and deposits	**3,203**	2,477	29
Fee and other income	**294**	278	6
Paid or credited to policyholders	**1,356**	358	–
Net income – common shareholders	**144**	159	(9)
At March 31			
Total assets	**28,130**	30,385	(7)
Segregated fund assets	**16,747**[(1)]	17,407	(4)
Total assets under administration	**44,877**	47,792	(6)

(1) The guaranteed annuities premiums include $384 million of funds that were invested by an affiliated company, Maxim Series Fund, Inc. (see Note 11 to the Consolidated Financial Statements). As the general account investment contracts owned by the Maxim Series Funds are also accounted for in the segregated fund account balances, the company has reduced the segregated fund account balances by $378 million to avoid the overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated Operations

Three months ended March 31	2005	2004
Income		
Premium income	**1,204**	231
Net investment income	**371**	435
Fee and other income	**294**	278
Total income	**1,869**	944
Benefits and expenses		
Paid or credited to policyholders	**1,356**	358
Other	**304**	339
Net operating income before income taxes	**209**	247
Income taxes	**64**	83
Net income before non-controlling interests	**145**	164
Non-controlling interests	**1**	5
Net income – shareholders	**144**	159
Perpetual preferred shareholder dividends	**–**	–
Net income – common shareholders	**144**	159

Net Income – Common Shareholders

Three months ended March 31	2005	2004	% change
Healthcare	**59**	70	(16)
Financial Services	**83**	89	(7)
Corporate	**2**	–	–
	144	159	(9)
In millions of US$	**110**	101	9

OVERVIEW

IN QUARTER

NET INCOME – Consolidated net income of the United States segment for the three months ended March 31, 2005 was $144 million, compared with $159 million for the same period in 2004. However, the decrease was primarily related to the change in the net effective currency rate as net income increased 9% in U.S. dollars.

The Healthcare business unit showed improvement in fee revenue and the Financial Services business unit benefited from improved mortality and investment margins.

In addition to the contribution to earnings from Healthcare and Financial Services, Corporate contributed $2 million relating to income tax benefits in 2005.

PREMIUMS AND DEPOSITS AND SALES

Premiums and Deposits

Three months ended March 31	**2005**	2004	% change
Business/Product			
Healthcare	**1,646**	1,370	20
Financial Services	**1,557**	1,107	41
Total premiums and deposits	**3,203**	2,477	29
Summary by Type			
Risk-based products	**1,204**	231	–
ASO contracts	**1,416**	1,538	(8)
Segregated fund deposits	**583**	708	(18)
Total premiums and deposits	**3,203**	2,477	29
Total premiums and deposits US$	**2,604**	1,877	39

Sales

Three months ended March 31	**2005**	2004	% change
Business/Product			
Healthcare	**335**	803	(58)
Financial Services	**459**	444	3
Total sales	**794**	1,247	(36)
Total sales US$	**645**	945	(32)

PREMIUMS AND DEPOSITS – Consolidated premiums and deposits of the United States segment for the three months ended March 31, 2005 increased $726 million or 29% over the same period in 2004 and totalled $3,203 million. The increase is attributable to higher Public/Non-Profit (P/NP) and 401(k) revenue in the Financial Services business unit and a $482 million reduction in premiums ceded in 2005 as compared to 2004 in the Healthcare business unit.

SALES – Consolidated sales of the United States segment for the three months ended March 31, 2005 were $794 million compared with $1,247 million in 2004. The $453 million overall decrease reflects an increase in Financial Services, offset by a decline in the number of cases sold combined with lower average membership per case in Healthcare sales.

The drivers behind the changes in premiums and deposits and sales are discussed in more detail in the analysis of business unit results.

NET INVESTMENT INCOME

Net Investment Income

Three months ended March 31	**2005**	2004	% change
Investment income earned	**350**	412	(15)
Amortization of gains and losses	**17**	24	(29)
Provision for credit losses	**9**	3	–
Gross investment income	**376**	439	(14)
Less: investment expenses	**5**	4	25
Net investment income	**371**	435	(15)

Net investment income for the three months ended March 31, 2005 decreased by $64 million or 15% compared to the previous year. The decrease was primarily due to reduced translation rate of earnings owing to the strengthening of the Canadian dollar, and the lower overall amount and rate of currency hedges. The investment portfolio also experienced a small decrease in the overall yield due to the change in prevailing interest rates.

FEE INCOME

Fee income is derived from the management of segregated fund assets, the administration of group health ASO business, and third-party administration fees.

Fee Income

Three months ended March 31	**2005**	2004	% change
Segregated funds	**55**	56	(2)
ASO contracts	**203**	191	6
Other	**36**	31	16
	294	278	6

Fee income for the three months ended March 31, 2005 increased 6% compared to 2004 as overall fee growth in all categories was offset by the impact of the strengthening Canadian dollar.

The segregated funds fee income was relatively flat compared with the same period last year.

The increase in ASO administrative fees is a combination of higher membership and the impact of the improvement in the new Pharmacy Benefit Management (PBM) contract.

PAID OR CREDITED TO POLICYHOLDERS

Amounts paid or credited to policyholders include changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the three months ended March 31, 2005, amounts paid or credited to policyholders were $1,356 million. This result was after a $77 million ($559 million in 2004) reduction relating to the reinsurance of group health business to a third party. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders increased by 56% from $917 million at March 31, 2004 to $1,433 million primarily from an increase in policy reserves in Retirement Services related to increased guaranteed premium.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

Three months ended March 31	**2005**	2004	% change
Total expenses	**238**	254	(6)
Less: investment expenses	**5**	4	25
Operating expenses	**233**	250	(7)
Commissions	**55**	73	(25)
Financing charges	**4**	4	–
Premium taxes	**12**	12	–
Total	**304**	339	(10)

For the three months ended March 31, 2005, operating expenses, commission payments, interest on long-term debt and premium tax payments decreased 10% to $304 million, primarily due to a combination of the strengthening of the Canadian dollar and lower commissions in Healthcare as a result of a decrease in sales.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

NET INCOME

IN QUARTER – In-quarter earnings in the Healthcare business unit totalled $59 million, which is a 16% decrease compared to the same period in 2004. The decrease was primarily due to the impact of the currency translation which offset favourable morbidity and higher administrative fees. Enhanced product design, increased persistency, and decreased strain from first-year business improved loss ratios which enhanced morbidity results.

PREMIUMS AND DEPOSITS AND SALES

Healthcare – Divisional Summary

Three months ended March 31	**2005**	2004	% change
Premiums and deposits			
Business/Product			
Group life and health – guaranteed	**230**	(168)	–
– ASO	**1,416**	1,538	(8)
Net premiums	**1,646**	1,370	20
Sales			
Business/Product			
Group life and health	**335**	803	(58)

Healthcare – Members

Three months ended March 31 (in thousands)	**2005**	2004	% change
Select and mid-market	**1,283**	1,295	(1)
National and specialty risk	**631**	585	8
Total	**1,914**	1,880	2

IN QUARTER – Healthcare premiums and deposits for the first quarter of 2005 increased 20% to $1,646 million net of $77 million of premiums ceded in 2005 and $559 million in 2004 to third-party reinsurers. In 2004, premiums and deposits were also reduced by $423 million as a result of ceding 100% of CLFC's U.S. branch group life and health business to Jefferson-Pilot Corporation. The company reduced the amount of medical stop-loss business it ceded to a third party to $77 million in 2005 from $136 million in 2004.

Exclusive of the impact of reinsurance activity and currency translation adjustments, premium revenue is consistent compared to the same period last year. Membership at March 31, 2005 of 1.914 million members increased 2% from 1.880 million members at March 31, 2004, however, it is down 107,000 members from December 31, 2004 due to terminations on January cases.

Healthcare sales premium decreased 58% to $335 million for the three months ended March 31, 2005 over the same period last year. The decrease was due primarily to a decline in number of cases sold combined with lower average membership per case, particularly in the select block.

FINANCIAL SERVICES

NET INCOME

IN QUARTER – Earnings through the first quarter of 2005 were $83 million, a decrease of $6 million or 7% compared to the same period in 2004. The decrease is primarily attributable to the currency translation rates. In U.S. dollars, earnings for the first quarter of 2005 increased due to improved investment margins and mortality gains offset by increased expenses. Expenses have increased in 2005 as a result of the consolidation of the operations of EMJAY Retirement Plan Services (EMJAY RPS) which was acquired effective January 1, 2005. The acquisition has added 4,000 plan sponsors in the small- and mid-market area to the Great-West Retirement Services block of business. During the first quarter, the company began the process of integrating the operations of EMJAY RPS with its record-keeping business with completion scheduled for December 2005.

PREMIUMS AND DEPOSITS AND SALES

Financial Services – Divisional Summary

Three months ended March 31	2005	2004	% change
Premiums and deposits			
Business/Product			
Individual Markets	**215**	269	(20)
Retirement Services	**1,342**	838	60
Net premiums	**1,557**	1,107	41
Sales			
Business/Product			
Individual Markets	**47**	55	(15)
Retirement Services	**412**	389	6
Total sales	**459**	444	3

Financial Services – Participant Accounts

Three months ended March 31 (in thousands)	2005	2004	% change
Individual Markets	**462**	458	1
Public/Non-Profit	**1,453**	1,383	5
FASCorp	**680**	485	40
401(k)	**511**	496	3
Retirement Services	**2,644**	2,364	12
Total	**3,106**	2,822	10

IN QUARTER – For the first quarter 2005, premiums and deposits increased $450 million or 41% to $1,557 million, which is primarily attributable to Retirement Services.

As discussed in Note 11 to the Consolidated Financial Statements, the company's segregated funds offer Maxim Profile I and II which are portfolios offered by Maxim Series Fund. Beginning in February 2005, these Maxim Series Fund Portfolios purchased guaranteed interest annuity contracts issued by the company in the amount of $384 million which is included above as a premium. As the general account investment contracts owned by Maxim Series Fund are also in the segregated fund account balances (accounted for in the P/NP and 401(k) lines), the company has reduced the segregated fund account balances in the Financial Services – Retirement Services customer account values table to avoid the overstatement of customer account values under management.

Sales in the first quarter of 2005 increased due to higher single premium rollovers in the Retirement Services area and improved business-owned life insurance (BOLI) sales offset by lower variable annuity sales in Individual Markets.

For the first quarter 2005, participant accounts increased 10% compared to the first quarter of 2004 due primarily to the increase of record-keeping participants in FASCorp and the acquisition of EMJAY RPS. Participant accounts increased 5% in the first quarter of 2005 due to the 401(k) acquisition of Metavante which contributed 60,000 participants. In addition, the FASCorp line of business is experiencing positive growth from the American Funds and Fifth Third relationships.

Financial Services – Retirement Services Customer Account Values

Three months ended March 31	**2005**	2004	% change
General account – fixed options			
Public/Non-Profit	**3,778**	3,691	2
401(k)	**1,061**	688	54
	4,839	4,379	11
Segregated funds – variable options			
Public/Non-Profit	**5,392**	5,175	4
401(k)	**6,097**	6,157	(1)
	11,489	11,332	1
Unaffiliated retail investment options & administrative services only			
Public/Non-Profit	**30,070**	26,836	12
401(k)	**5,006**	3,105	61
Institutional (FASCorp)	**15,790**	9,580	65
	50,866	39,521	29

Lifeco Corporate – Operating Results

The Lifeco Corporate segment captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the company.

FINANCIAL INFORMATION – LIFECO CORPORATE

Consolidated Operations

Three months ended March 31	**2005**	2004
Income		
Premium income	–	–
Net investment income	**(3)**	–
Fee and other income	–	–
Total income	**(3)**	–
Benefits and expenses		
Paid or credited to policyholders	–	–
Other	**1**	–
Restructuring costs	**7**	9
Amortization of finite life intangible assets	–	–
Net operating income before income taxes	**(11)**	(9)
Income taxes	**1**	(2)
Net income before non-controlling interests	**(12)**	(7)
Non-controlling interests	–	–
Net income	**(12)**	(7)
Perpetual preferred shareholder dividends	–	–
Net income – common shareholders	**(12)**	(7)

Corporate net earnings for Lifeco attributable to common shareholders, in the first quarter of 2005, were a charge of $12 million compared with $7 million in the first quarter of 2004, composed of the following after-tax charges: restructuring costs incurred in 2005 related to the CLFC acquisition of $4 million ($7 million in 2004), $6 million of U.S. withholding tax (nil in 2004) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $2 million of operating expense (nil in 2004) incurred at the Lifeco level.

CONSOLIDATED FINANCIAL POSITION

Consolidated Total Assets

	March 31, 2005			
	Canada	**Europe**	**United States**	**Total**
Assets				
Invested assets	**40,980**	**16,893**	**26,831**	**84,704**
Goodwill and intangible assets	**4,999**	**1,772**	**55**	**6,826**
Other assets	**1,458**	**2,804**	**1,244**	**5,506**
Total assets	**47,437**	**21,469**	**28,130**	**97,036**

	December 31, 2004			
	Canada	Europe	United States	Total
Assets				
Invested assets	40,902	16,494	26,140	83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	47,264	21,114	27,473	95,851

TOTAL ASSETS UNDER ADMINISTRATION

Assets Under Administration

	March 31, 2005	December 31, 2004
Invested assets	**84,704**	83,536
Goodwill and intangible assets	**6,826**	6,836
Other general fund assets	**5,506**	5,479
Total assets	**97,036**	95,851
Segregated fund assets	**69,927**	69,033
Total assets under administration	**166,963**	164,884

Total assets under administration at March 31, 2005 were $167.0 billion, an increase of $2.1 billion from December 31, 2004. General fund assets increased by $1.2 billion and segregated fund assets increased by $0.9 billion compared with December 31, 2004.

INVESTED ASSETS

Lifeco manages its general fund assets to support the cash flow, liquidity and profitability requirements of the company's insurance and investment products. The company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The company implements strategies within the overall framework of the company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of Lifeco's liabilities.

Invested assets at March 31, 2005, were $84.7 billion, an increase of $1.2 billion million from December 31, 2004. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset Distribution

	March 31, 2005		December 31, 2004	
Government bonds	**20,508**	**25%**	21,094	25%
Corporate bonds	**34,931**	**41**	33,866	41
Mortgages	**14,643**	**17**	14,554	17
Stocks	**3,567**	**4**	3,405	4
Real estate	**1,679**	**2**	1,646	2
Sub-total portfolio investments	**75,328**		74,565	
Cash & certificates of deposit	**2,804**	**3**	2,472	3
Policy loans	**6,572**	**8**	6,499	8
Total invested assets	**84,704**	**100%**	83,536	100%

BOND PORTFOLIO

The total bond portfolio increased to $55.4 billion or 66% of invested assets at March 31, 2005, from $55.0 billion or 66% at December 31, 2004. Federal, provincial and other government securities represented 37% of the bond portfolio, compared with 38% in 2004. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 85% rated A or higher. The excess of fair value over carrying value at March 31, 2005 was $1,685 million ($2,052 million at December 31, 2004).

Bond Portfolio Quality(1)

	March 31, 2005		December 31, 2004	
Estimated rating				
AAA	**23,781**	**45%**	24,136	46%
AA	**8,208**	**15**	7,393	14
A	**13,134**	**25**	12,737	24
BBB	**7,489**	**14**	7,502	14
BB or lower	**735**	**1**	757	2
Total	**53,347**	**100%**	52,525	100%

(1) Excludes $2,092 million in short-term investments ($2,435 million in 2004).

MORTGAGE PORTFOLIO

The total mortgage portfolio was relatively unchanged at $14.6 billion or 17% of invested assets at March 31, 2005. The mortgage portfolio consisted of 52% commercial loans, 37% multi-family residential loans and 11% single family residential loans. Total insured loans were $4.6 billion or 31% of the mortgage portfolio. The excess of fair value over carrying value at March 31, 2005 was $575 million ($596 million at December 31, 2004).

It is the company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the company's mortgage specialists in accordance with well-established underwriting standards and are well diversified across each geographic region.

EQUITY PORTFOLIO

The total equity portfolio remained relatively unchanged at $5.2 billion or 6% of invested assets at March 31, 2005. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade, income-producing real estate located in major economic centres. The excess of fair value over carrying value at March 31, 2005 was $651 million ($638 million at December 31, 2004).

ASSET QUALITY – GENERAL FUND ASSETS

Non-investment grade bonds were $735 million or 1.4% of the bond portfolio at March 31, 2005, compared with $757 million or 1.4% of the bond portfolio at December 31, 2004. The decrease is due to dispositions and upgrades in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $179 million or 0.24% of portfolio investments at March 31, 2005, compared with $172 million and 0.23% at December 31, 2004. Total allowances for credit losses at March 31, 2005 were $181 million, compared with $190 million at December 31, 2004. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $966 million at March 31, 2005 ($959 million at December 31, 2004).

The combination of the allowance for credit losses of $181 million, together with the $966 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at March 31, 2005 (1.6% at December 31, 2004).

Non-performing Loans

	March 31, 2005				December 31, 2004			
Asset Class	**Bonds**	**Mortgages**	**Foreclosed Real Estate**	**Total**	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	**156**	**6**	**17**	**179**	150	20	2	172

Allowances for Credit Losses

	March 31, 2005			December 31, 2004		
Asset Class	**Specific Provisions**	**Non-specific Provisions**	**Total**	Specific Provisions	Non-specific Provisions	Total
Bonds and mortgage loans	**98**	**83**	**181**	97	93	190

FAIR VALUE

The fair value of invested assets exceeded their carrying value by $2.9 billion as of March 31, 2005, compared with $3.3 billion at December 31, 2004. Changes in the fair value of assets supporting the actuarial and other liabilities of Lifeco's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

OTHER GENERAL FUND ASSETS

Other General Fund Assets

	March 31, 2005	December 31, 2004
Funds held by ceding insurers	**2,209**	2,337
Other assets	**3,297**	3,142
Total other general fund assets	**5,506**	5,479

Funds held by ceding insurers decreased $128 million. Other assets, at $3.3 billion, is made up of several items, including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

SEGREGATED FUNDS

Segregated fund assets under management, which are measured at market values, increased by $0.9 billion to $69.9 billion at March 31, 2005. The growth resulted from net deposits of $0.5 billion, and market value gains of $0.4 billion.

Segregated Fund Assets

	March 31		December 31	
	2005	2004	2004	2003
Stocks	**47,832**	44,744	45,398	40,970
Bonds	**13,755**	14,758	15,710	14,502
Mortgages	**1,669**	1,475	1,613	1,466
Real estate	**3,493**	3,269	3,423	3,119
Cash and other	**3,178**	1,901	2,889	1,642
Total	**69,927**	66,147	69,033	61,699
In-period growth	**1%**	7%		

LIABILITIES

TOTAL LIABILITIES

Total Liabilities

	March 31, 2005	December 31, 2004
Policy liabilities	**70,954**	70,095
Deferred net realized gains	**2,168**	2,164
Other general fund liabilities	**11,563**	11,494
Total liabilities	**84,685**	83,753

Total liabilities at March 31, 2005 were $84.7 billion, an increase of 1% from December 31, 2004.

POLICY LIABILITIES

Policy liabilities, at $71.0 billion, represent 84% of total liabilities at March 31, 2005, the same proportion as at December 31, 2004.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the company's financial position from past significant interest rate volatility.

OTHER GENERAL FUND LIABILITIES

Other General Fund Liabilities

	March 31, 2005	December 31, 2004
Debentures and other borrowings	**2,092**	2,088
Funds held under reinsurance contracts	**4,376**	4,374
Repurchase agreements	**800**	676
Other liabilities	**4,295**	4,356
Total other general fund liabilities	**11,563**	11,494

Total other general fund liabilities at March 31, 2005 were $11.6 billion, an increase of $69 million from December 31, 2004. Other liabilities, at $4.3 billion, decreased from December 31, 2004 levels, and include trade payables, accruals, and provisions for post-retirement benefits.

Debentures and other borrowings include $1,584 million of long-term debt associated with the Canada segment on both a direct basis and through its subsidiary CLFC, and $216 million of deferrable debentures issued in the U.S. through its subsidiary Great-West Life & Annuity Capital LP. Also included in debentures and other borrowings is a term debt facility that formed part of the financing for the CLFC acquisition of $150 million.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

Preferred shares other than perpetual preferred shares, which include soft-retractable and fixed-floater issues, and capital trust securities and debentures were reclassified from capital stock and non-controlling interests, respectively, as discussed in Note 1 to the Consolidated Financial Statements.

NON-CONTROLLING INTERESTS

Non-controlling interests include participating policyholder undistributed surplus and preferred shares issued by subsidiaries.

CAPITAL STOCK AND SURPLUS

Capital stock outstanding at March 31, 2005 was $5,158 million, which was composed of $499 million of perpetual preferred shares and $4,659 million common shares.

In establishing the appropriate mix of capital required to support the operations of the company and its subsidiaries, management of Lifeco utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short- and long-term capital needs of the company.

At March 31, 2005, the company had two series of non-cumulative perpetual preferred shares outstanding with an aggregate stated value of $499 million.

2005 ACTIVITY

During the three months ended March 31, 2005, the company paid dividends of $0.195 per common share for a total of $174 million and perpetual preferred share dividends of $7 million. In addition, the company issued 1,102,790 common shares resulting from the exercise of stock options.

In November 2004, the company announced a further normal course issuer bid commencing December 1, 2004 and terminating November 30, 2005. During the course of this bid, the company may purchase up to but not more than 6,000,000 shares for cancellation. During the three months ended March 31, 2005, through the normal course issuer bid process, 476,000 common shares were purchased for cancellation at a cost of $13 million or $27.74 per share.

In total, capital stock and surplus increased by $229 million to $8.9 billion at March 31, 2005 from December 31, 2004. The strengthening of the Canadian dollar against the British pound of $0.03 and euro of $0.06 and weakening against the United States dollar of $0.01, resulted in decreases to the currency translation account of $15 million from December 31, 2004.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

LIQUIDITY

Lifeco uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. The company's operations have liquidity requirements that vary among its principal product lines. Life insurance and pension plan reserves are primarily long-term liabilities. Group reserves in Canada and Europe and accident and health reserves in the United States, including long-term disability, consist of both short-term and long-term liabilities. Life insurance and pension plan reserve requirements are usually stable and predictable, and are supported primarily by long-term, fixed income investments. Group costs and accident and health claim demands are stable and predictable but generally shorter term, requiring greater liquidity.

Generally, the company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing positive cash flows from operations. Liquidity for the company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment-grade bonds) that totalled $48.9 billion as of December 31, 2004. As of both March 31, 2005 and December 31, 2004, 99% and 98% of the bond portfolio carried an investment grade rating, respectively, thereby providing significant liquidity to the company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the company's demonstrated ability to access the capital markets for funds. The company maintains a $200 million committed line of credit with a Canadian chartered bank.

The market value of the company's liquid assets, at March 31, 2005, is approximately $51.0 billion. The company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

CASH FLOWS

Cash Flows

Three months ended March 31	**2005**	2004
Cash flows relating to the following activities		
Operations	**1,040**	970
Financing	**(185)**	(176)
Investment	**(523)**	(990)
Increase (decrease) in cash and certificates of deposit	**332**	(196)
Cash and certificates of deposit, beginning of period	**2,472**	2,461
Cash and certificates of deposit, end of period	**2,804**	2,265

CAPITAL MANAGEMENT AND ADEQUACY

At the holding company level, the company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at March 31, 2005 was 202% (approximately 199% at December 31, 2004). London Life's MCCSR ratio at March 31, 2005 was 240% (approximately 235% at December 31, 2004). Canada Life's MCCSR ratio at March 31, 2005 was 226% (approximately 218% at December 31, 2004).

The MCCSR position of Great-West is affected significantly by the existence of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has risk-based capital well in excess of that required by the NAIC.

The capitalization of the company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the company.

Management of the company is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The company has also established policies and procedures designed to identify, measure and report all material risks. The capital plan is designed to ensure that the company maintains adequate capital, taking into account the company's strategy and business plans. The Board of Directors of the company reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan.

RATINGS

The company and its major operating subsidiaries continue to hold very strong ratings.

At the time of the CLFC acquisition in July 2003, the ratings of the company and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Ratings Services (S&P) and Moody's Investors Service (Moody's).

During the first quarter of 2005, the company has continued its discussions with Moody's and S&P regarding the status of their negative outlooks. They continue to monitor the progress of the company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

Ratings of Lifeco and Major Subsidiaries

Rating Agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

*Ratings are on negative outlook.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. Please refer to the Lifeco section of the 2004 MD&A for a discussion on these risks, and the control practices used to manage the risks.

FOREIGN EXCHANGE RISK

The company utilizes forward foreign exchange contracts to hedge against volatility in foreign exchange translation.

To date, approximately 34% of the company's United States segment estimated U.S. dollar net income exposure for 2005 has been hedged at $1.474.

To date, approximately 90% of the company's Europe segment estimated euro and British pound net income exposure for 2005 has been hedged at $1.610 and $2.321, respectively. As well, approximately 36% of its U.S. dollar net income exposure has been hedged at $1.246.

IGM Financial Inc.

Financial Highlights

As at and for the three months ended March 31	**2005**	2004	% change
Net income	**160.7**	147.9	8.7
Diluted earnings per share	**0.60**	0.56	7.1
Return on equity	**19.4%**	19.8%	
Dividends per share	**0.3225**	0.2750	17.3
Mutual funds			
Investors Group			
Sales	**1,652**	1,561	5.8
Net sales	**428**	386	10.9
Assets under management	**45,508**	42,675	6.6
Mackenzie			
Sales	**2,277**	2,021	12.6
Net sales	**346**	344	0.6
Assets under management	**38,189**	35,383	7.9
Investment Planning Counsel[1]			
Sales	**138**	–	n/a
Net sales	**83**	–	n/a
Assets under management	**1,580**	–	n/a
Combined mutual fund assets under management[2]	**85,245**	78,058	9.2
Insurance in force (face amount)	**36,411**	33,012	10.3
Securities operations assets under administration	**7,405**	5,925	25.0
Mortgages serviced	**5,911**	6,327	(6.6)

(1) From date of acquisition or as at March 31, 2005.
(2) Adjusted for $32 million in inter-segment assets.

Consolidated Balance Sheets

	March 31, 2005 (unaudited)	December 31, 2004
Assets		
Cash and cash equivalents	**798**	865
Securities	**113**	126
Loans	**582**	496
Investment in affiliate	**496**	491
Deferred selling commissions	**901**	851
Other assets	**387**	372
Intangible assets	**900**	900
Goodwill	**2,371**	2,372
	6,548	6,473
Liabilities		
Deposits and certificates	**741**	711
Other liabilities	**552**	605
Future income taxes	**453**	423
Long-term debt	**1,225**	1,227
Preferred shares	**360**	360
	3,331	3,326
Shareholders' equity		
Common shares	**1,477**	1,475
Contributed surplus	**5**	4
Retained earnings	**1,735**	1,668
	3,217	3,147
	6,548	6,473

Consolidated Statements of Income

Three months ended March 31 (unaudited)	**2005**	2004
Fee and net investment income		
Management	**391**	365
Administration	**79**	78
Distribution	**53**	35
Net investment income and other	**50**	42
Total fee and net investment income	**573**	520
Operating expenses		
Commission expense	**176**	144
Non-commission expense	**143**	136
Interest expense	**22**	24
Total operating expenses	**341**	304
Income before income taxes and non-controlling interest	**232**	216
Income taxes	**71**	68
Income before non-controlling interest	**161**	148
Non-controlling interest	**1**	–
Net income	**160**	148
Average number of common shares (in millions)		
– Basic	**264.6**	264.2
– Diluted	**266.4**	265.7
Earnings per share (in dollars)		
– Basic	**0.60**	0.56
– Diluted	**0.60**	0.56

SUMMARY OF CONSOLIDATED OPERATING RESULTS

Net income for the three months ended March 31, 2005 was $160.7 million compared with $147.9 million in 2004. Diluted earnings per share were 60 cents compared with 56 cents in 2004, an increase of 7.1%.

Shareholders' equity was $3.22 billion as at March 31, 2005, up from $3.15 billion at December 31, 2004. Return on average common equity for the three months ended March 31, 2005 was 19.4% compared with 19.8% in 2004. The quarterly dividend per common share was 32.25 cents in the first quarter, up from 30 cents in the fourth quarter of 2004.

NON-GAAP FINANCIAL MEASURES

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyse the company's results. EBITDA is discussed further in this report. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results (EBITDA) to reported results in accordance with GAAP is provided in the table below. The reconciliation related to EBIT is provided in the table Consolidated Operating Results by Segment.

Reconciliation of Non-GAAP Financial Measures

Three months ended March 31	2005	2004
EBITDA – Non-GAAP Measure	**327.2**	303.1
Commission amortization	**(62.6)**	(54.0)
Amortization of capital assets and intangible assets	**(5.7)**	(5.3)
Interest expense on long-term debt and dividends on preferred shares	**(26.6)**	(27.9)
Income before income taxes and non-controlling interest	**232.3**	215.9
Income taxes	**(71.1)**	(68.0)
Non-controlling interest	**(0.5)**	–
Net income – GAAP	**160.7**	147.9

REPORTABLE SEGMENTS

IGM's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other

Management of the company measures and evaluates the performance of these segments based on earnings before interest and taxes as shown in the table below. Discussion of segment operations for Investors Group and Mackenzie can be found later in this report.

Consolidated Operating Results by Segment

	Investors Group		Mackenzie		Corporate & Other		Total	
Three months ended March 31	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Fee income	**284.5**	270.3	**211.4**	208.8	**27.6**	(1.0)	**523.5**	478.1
Net investment income and other	**36.4**	33.6	**4.2**	3.8	**9.0**	4.9	**49.6**	42.3
	320.9	303.9	**215.6**	212.6	**36.6**	3.9	**573.1**	520.4
Operating expenses								
Commissions	**75.8**	64.7	**82.7**	79.1	**17.1**	–	**175.6**	143.8
Non-commission	**67.0**	66.9	**67.9**	70.9	**7.9**	(1.0)	**142.8**	136.8
	142.8	131.6	**150.6**	150.0	**25.0**	(1.0)	**318.4**	280.6
Earnings before interest and taxes	**178.1**	172.3	**65.0**	62.6	**11.6**	4.9	**254.7**	239.8
Interest expense							**22.4**	23.9
Income before income taxes and non-controlling interest							**232.3**	215.9
Income taxes							**71.1**	68.0
Income before non-controlling interest							**161.2**	147.9
Non-controlling interest							**0.5**	–
Net income							**160.7**	147.9

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income, as well as inter-segment eliminations, were $11.6 million for the three months ended March 31, 2005 compared with $4.9 million in 2004, an increase of $6.7 million. The inclusion of Investment Planning Counsel's earnings before interest and taxes in 2005 accounts for $3.5 million of this increase. During the quarter the company determined that certain provisions established as a result of previous acquisitions were no longer required. The elimination of these provisions resulted in an increase in income of $4.2 million in 2005 compared to 2004.

Certain items reflected in the table above are not allocated to segments:

INTEREST EXPENSE – Represents both the interest cost on the remaining debt issued pursuant to the Mackenzie acquisition and dividends paid on the outstanding preferred shares, which have been reclassified from equity to liabilities. Interest expense on long-term debt totalled $17.2 million for the three months ended March 31, 2005 compared with $18.7 million in 2004. The decrease in expense is due to the repayment of the remaining $175 million balance of the Floating Bankers' Acceptance related to the Mackenzie acquisition in the fourth quarter of 2004. Dividends paid on preferred shares were $5.2 million in both 2005 and 2004.

INCOME TAXES – The effective rate of tax declined to 30.6% for the three-month period in 2005 from 31.5% in 2004 due to increases in other income which is taxed at lower rates as well as other tax benefits. Tax planning may allow the company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Investors Group

ASSETS UNDER MANAGEMENT

The level of assets under management is influenced by three factors: sales, redemption rates and capital markets, including relative investment performance. The changes in assets under management in 2005 compared with 2004 are summarized in the following table.

Change in Mutual Fund Assets Under Management – Investors Group

Three months ended March 31	2005	2004	% change
Sales	**1,652.3**	1,561.2	5.8
Redemptions	**1,224.0**	1,175.1	4.2
Net sales	**428.3**	386.1	10.9
Market and income	**570.0**	1,385.0	(58.8)
Net change in assets	**998.3**	1,771.1	(43.6)
Beginning assets	**44,509.8**	40,904.2	8.8
Ending assets	**45,508.1**	42,675.3	6.6
Consists of:			
Investors Masterseries	**39,283.5**	36,622.3	7.3
IG Mackenzie	**1,858.4**	1,392.9	33.4
Partner funds	**3,923.2**	4,250.3	(7.7)
*i*Profile funds	**443.0**	409.8	8.1
	45,508.1	42,675.3	6.6
Average daily assets	**45,098.1**	42,318.5	6.6

For the three months ended March 31, 2005, sales of Investors Group mutual funds sold through its consultant network were $1.7 billion, an increase of 5.8% from 2004. Mutual fund redemptions totalled $1.2 billion for the same period, an increase of 4.2% from 2004. Investors Group's redemption rate for long-term funds decreased to 9.1% at March 31, 2005 from 10.2% at March 31, 2004 and remains well below the corresponding redemption rate of 16.0% for all other members of the Investment Funds Institute of Canada (IFIC). Net sales of Investors Group mutual funds were $428 million, compared with net sales of $386 million in 2004, an increase of 10.9%.

Sales of long-term funds were $1.4 billion for the three months ended March 31, 2005, compared with $1.2 billion in 2004. Net sales of long-term funds, as reported to IFIC, were $368 million, compared with net sales of $210 million in 2004. Certain sales of long-term funds in the first quarter of 2004, sourced through Investors Group's Solutions Banking loan programs, were deposited and held in Investors Group's Money Market Fund on a one-day basis and then transferred into long-term mutual funds. Including these sales, the sales and net sales of long-term funds for the three months ended March 31, 2004 would have been $1.3 billion and $335 million, respectively.

At March 31, 2005, 43% of Masterseries funds measured by the Morningstar fund ranking service had four- or five-star ratings and 75% had a rating of three stars or better, compared to 41% and 72%, respectively, at December 31, 2004. These results are higher than the Morningstar universe of 33% for four and five star and 69% for three, four and five star. Morningstar Ratings are an objective, quantitative measure of a fund's historical risk-adjusted long-term performance relative to other funds in its category within the mutual fund industry.

Investors Group's mutual fund assets under management were $45.5 billion at March 31, 2005, an increase of $2.8 billion or 6.6% from March 31, 2004. The twelve-month increase in assets from March 31, 2004 reflects positive market action of $2.6 billion and net sales of mutual funds totalling $260 million. During the three-month period ended March 31, 2005, Investors Group's mutual fund assets increased $998 million reflecting positive market action and net sales. The increase in assets in the industry for the three and twelve months ended March 31, 2005 were 3.2% and 10.5%, respectively.

CONSULTANT NETWORK

Investors Group is focused on growing its distribution network through the retention of existing consultants and the attraction of new industry professionals, as discussed more fully in the IGM section of the 2004 MD&A. As at March 31, 2005, the number of consultants totalled 3,503. This compares with 3,496 at December 31, 2004 and 3,219 one year ago and represents a year-over-year increase of 8.8% in the consultant network.

SEGMENTED OPERATING RESULTS

Investors Group's earnings from operations before interest and taxes for the three-month period ended March 31, 2005 compared with 2004 are presented in the table below.

Operating Results – Investors Group

Three months ended March 31	**2005**	2004	% change
Fee and net investment income			
Management	**217.3**	205.6	5.7
Administration	**42.8**	39.9	7.3
Distribution	**24.4**	24.8	(1.6)
Net investment income and other	**36.4**	33.6	8.3
	320.9	303.9	5.6
Operating expenses			
Commissions	**33.3**	27.3	22.0
Asset retention bonus and premium	**42.5**	37.4	13.6
Non-commission	**67.0**	66.9	0.1
	142.8	131.6	8.5
Earnings before interest and taxes	**178.1**	172.3	3.4

FEE AND NET INVESTMENT INCOME

For the three months ended March 31, 2005, management fee income increased by $11.7 million to $217.3 million. The increase reflects the growth of 6.6% in average daily mutual fund assets in the first quarter compared to 2004, offset in part by a reduction in management fees due to one less calendar day in the current quarter compared with 2004. Management fee income represents 195 basis points of average mutual fund assets, unchanged from 2004.

Investors Group earns administration fees for providing administrative services to its mutual funds through certain of its subsidiaries, and trusteeship services to its mutual funds through Investors Group Trust Co. Ltd. Administration fees totalled $42.8 million for the three months ended March 31, 2005, up 7.3% from $39.9 million in 2004. During the three-month period, fees charged to the mutual funds for administrative services increased $1.7 million due to increases in related non-commission expenses. Increases in trustee fees and other service fees in the three-month period resulted from growth in average mutual fund assets in 2005 compared with 2004.

Distribution fees are earned from:

- Redemption fees or back-end loads on mutual funds subject to a deferred sales charge. In 2003, Investors Group revised redemption fee rates on mutual funds sold subject to a deferred sales charge. Fees charged range from 5.5% in the first year, reducing to nil after seven years. Previously, redemption fee rates ranged from 3.0% in the first year, reducing to nil after six years.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Provision of securities services through Investors Group Securities Inc.
- Provision of banking services through Solutions Banking, an arrangement with the National Bank of Canada.

Distribution fee income of $24.4 million for the three months ended March 31, 2005 decreased marginally by $0.4 million or 1.6% from $24.8 million in 2004. Combined distribution fee revenue from insurance, securities and banking operations was unchanged from 2004. Redemption fee income of $7.8 million declined by $0.3 million, primarily due to lower redemptions subject to deferred sales charges in 2005 compared to 2004.

Net investment income represents the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt, but excludes interest expense on debt incurred to finance its acquisition of Mackenzie and dividends paid on preferred shares. Net investment income and other totalled $36.4 million for the three months ended March 31, 2005, an increase of $2.8 million from $33.6 million in 2004, due to increases in gains on the sale of securities and a reduction in provisions established for the exit of certain activities. These increases were offset in part by a decrease in revenues related to mortgage banking activities.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense for the three months ended March 31, 2005 increased by $6.0 million to $33.3 million, compared with $27.3 million in 2004. The increase in commission expense was due to:

- Increase in amortization of commissions totalling $6.3 million related to prior-year sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on sales commissions to 72 months.
- Increase in amortization of commissions of $0.2 million related to higher commission payments in 2005 compared with 2004. The increase in commission payments results from higher mutual fund sales.
- Decrease of $0.5 million in other compensation related to mutual fund operations, insurance, mortgage and banking products.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are comprised of the following:

- ARB, which is paid monthly and is based on the value of assets under management. ARB expense increased by $3.7 million to $37.1 million for the three-month period as a result of the increase in assets under management as well as increases in the rate paid to consultants.
- ARP, which is a deferred component of compensation designed to promote consultant retention. The ARP, which is related to assets under management at each year-end, increased by $1.4 million in 2005 to $5.4 million.

Non-commission expense totalled $67.0 million for the three months ended March 31, 2005 compared with $66.9 million in 2004. Increases in expenses for the period were primarily due to:

- Increases in expenses related to the administration of Investors Group's mutual funds, due in part to increased transactional volumes.
- Increases in consultant network support costs as a result of increased activity levels.
- The amortization of capital expenditures related to the single shareholder system. Investors Group and Mackenzie merged their shareholder systems in November 2003, preserving the integrity and privacy of their respective client bases.

These increases were offset by reductions in expenses arising from:

- Decreases in sub-advisory fees as a result of the renegotiation of fees related to certain mandates which offset the impact of increases in these assets under management.
- Expense reduction of $1.7 million arising from a change in estimate related to credit losses on consultant financing programs.

Investors Group continues to benefit from the impact of synergies related to the transition work completed with Mackenzie. In addition, management of the company continues to focus on both control of discretionary expenses and expense reductions beyond the opportunities created by the transition activities.

Mackenzie

ASSETS UNDER MANAGEMENT

Mackenzie's mutual fund assets under management were $38.2 billion at March 31, 2005, an increase of $0.9 billion from $37.3 billion as at December 31, 2004, and an increase of $2.8 billion from $35.4 billion as at March 31, 2004.

Total Mackenzie assets under management and administration at March 31, 2005 were $45.6 billion, an increase of $2.3 billion from $43.3 billion at December 31, 2004, and an increase of $5.4 billion from $40.2 billion as at March 31, 2004.

During the three-month period ended March 31, 2005, sales of Mackenzie's mutual funds were $2.3 billion, an increase of 12.6% from $2.0 billion in the comparative period last year. This compares to an overall industry increase in mutual fund sales of 8.2%. Redemptions of mutual funds during these same periods were $1.9 billion and $1.7 billion respectively, resulting in net sales of mutual funds of $346 million during the three-month period ended March 31, 2005, as compared with net sales of mutual funds of $344 million in the three-month period ended March 31, 2004. Net sales of long-term funds were $368 million in the three-month period ended March 31, 2005, as compared with net sales of long-term funds of $406 million in the corresponding period last year.

As at March 31, 2005, Mackenzie's twelve-month trailing redemption rate for long-term funds was 14.3% as compared with 13.2% in the corresponding period last year. A factor contributing to this increase is the growth in the amount of Mackenzie's mutual fund units that were originally sold on a deferred sales charge basis that are no longer subject to a redemption fee. The twelve-month trailing redemption rate for long-term funds for all other members of IFIC increased to 15.4% at March 31, 2005 from 14.1% in the corresponding period last year.

During the three-month period ended March 31, 2005, net market appreciation caused mutual fund assets to increase by $0.5 billion, as compared with an increase of $1.3 billion during the corresponding period last year.

At March 31, 2005, 32% of Mackenzie's funds had a four- or five-star Morningstar rating and 66% had a rating of three stars or better. This compares to 36% and 66% respectively at December 31, 2004, and to the Morningstar universe of 69% for three stars or better.

In addition to its core mutual fund business, Mackenzie provides investment management, administration and distribution services to institutional accounts and other investment products. As at March 31, 2005, Mackenzie provided investment management services to private and institutional accounts with assets of $6.2 billion, a 66.6% increase from the corresponding period last year, and provided administration and distribution services to venture capital funds with $1.1 billion in net assets. Also at March 31, 2005, Mackenzie's structured products totalled $167 million.

Changes in Assets Under Management and Administration – Mackenzie

Three months ended March 31	2005	2004	% change
Mutual Funds			
Sales	**2,276.6**	2,021.1	12.6
Redemptions	**1,931.0**	1,677.4	15.1
Net sales	**345.6**	343.7	0.6
Market and income	**545.1**	1,269.9	(57.1)
Net change in assets	**890.7**	1,613.6	(44.8)
Beginning assets	**37,298.2**	33,769.9	10.4
Ending assets	**38,188.9**	35,383.5	7.9
Private and Institutional Clients			
Investors Group	**1,858.4**	1,392.9	33.4
Great-West Life/London Life	**1,793.2**	1,543.7	16.2
Other	**2,578.0**	801.7	221.6
	6,229.6	3,738.3	66.6
Structured Products	**167.0**	–	n/a
Labour Sponsored Funds under administration	**1,053.9**	1,070.4	(1.5)
Total	**45,639.4**	40,192.2	13.6
Average daily mutual fund assets	**37,884.6**	35,010.3	8.2

SEGMENT OPERATING RESULTS

Mackenzie's earnings from operations before interest and taxes for the three-month period ended March 31, 2005 compared to 2004 are presented in the table below.

Operating Results – Mackenzie

Three months ended March 31	2005	2004	% change
Fee and net investment income			
Management	**165.9**	160.5	3.4
Administration	**35.7**	38.2	(6.5)
Distribution	**9.8**	10.1	(3.0)
Net investment income and other	**4.2**	3.8	10.5
	215.6	212.6	1.4
Operating expenses			
Commissions	**38.0**	37.7	0.8
Trailer fees	**44.7**	41.4	8.0
Non-commission	**67.9**	70.9	(4.2)
	150.6	150.0	0.4
Earnings before interest and taxes	**65.0**	62.6	3.8

FEE AND NET INVESTMENT INCOME

Management fees were $165.9 million for the three-month period ended March 31, 2005, an increase of $5.4 million or 3.4% from $160.5 million in the comparative period last year. This increase was attributed to the 8.2% increase in Mackenzie's average mutual fund assets under management and the growth in its private and institutional accounts partially offset by a decline in the average management fee rate and two fewer business days in the current quarter versus the prior year.

Administration fees include the following main components: operating expenses charged to funds; fees earned from administering the labour sponsored venture capital funds; asset allocation fees; clone fund counter party revenue; and trustee and other administration fees generated from the MRS Group account administration business. Administration fees declined by $2.5 million from $38.2 million in the comparative period to $35.7 million in the three-month period ended March 31, 2005. The decrease in administration fees is attributed to a $1.3 million decline in operating expenses charged to funds, consistent with the decline in expenses incurred by Mackenzie on behalf of its mutual funds, and a reduction of $1.2 million in administation fees and clone fund counter party revenue earned by the MRS Group.

Mackenzie earns distribution fee income upon redemption of mutual fund units sold on a deferred sales charge basis. Fees charged range from 5.5% in the first year and decrease to zero after seven years. Distribution fee income decreased $0.3 million to $9.8 million in the three-month period ended March 31, 2005, from $10.1 million in the comparative period last year. This decrease is a result of the change in mix of the age of the units being redeemed and the absolute level of redemptions on non-matured units.

Net investment income and other represents the net interest margin from M.R.S. Trust Company's lending and deposit operations. Net investment income in the three-month period ended March 31, 2005 was $4.2 million, an increase of $0.4 million as compared with $3.8 million in the corresponding period last year.

OPERATING EXPENSES

Mackenzie's operating expenses were $150.6 million in the quarter ended March 31, 2005 as compared with $150.0 million in the same period last year.

Commission expense, which represents the amortization of deferred selling commissions, was $38.0 million in the three-month period ended March 31, 2005 as compared with $37.7 million in the previous year. Mackenzie amortizes deferred selling commissions over a maximum period of seven years from the date of original purchase of the applicable units.

Trailer fees paid to dealers were $44.7 million in the quarter ended March 31, 2005, an increase of $3.3 million or 8.0% from $41.4 million in the corresponding period last year. Trailer fees as a percentage of average mutual fund assets under management increased to 48.1 basis points in the current period as compared with 46.9 basis points in the corresponding period last year. The increase in trailer fees was consistent with the period-over-period growth in average mutual fund assets under management and an increase in the proportion of Mackenzie's mutual fund assets that were sold on a front-end versus a back-end commission basis.

Non-commission expenses decreased $3.0 million to $67.9 million in the three-month period ended March 31, 2005 from $70.9 million in the comparative period last year. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, declined in the current period as compared to the corresponding period last year. This decrease largely resulted from continued cost synergies being realized from the transition work with Investors Group. In addition, Mackenzie incurred lower marketing and sales program related expenditures in the current period as compared to the corresponding period last year.

IGM Financial Inc.

CONSOLIDATED FINANCIAL POSITION

IGM's on-balance sheet assets totalled $6.55 billion at March 31, 2005 compared with $6.47 billion at December 31, 2004.

The company's holdings of securities were $112.6 million at March 31, 2005, a decrease of $13.7 million or 10.9% from December 31, 2004. The fair value of the company's portfolio exceeded cost by $112.4 million at March 31, 2005 compared with $127.8 million at December 31, 2004.

Loans, including mortgages and personal loans, increased by $85.2 million to $581.9 million at March 31, 2005 and represent 8.9% of total assets, compared with 7.7% at December 31, 2004. The increase is composed of $45.6 million in residential loans related to the company's mortgage banking operations and which are designated for sale to third parties on a fully serviced basis and $39.6 million in personal loans related to the company's intermediary activities.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

IGM's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions
- Temporarily financing mortgages in its mortgage banking facility
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares
- Payment of quarterly dividends on its outstanding common shares
- Maintaining liquidity requirements for regulated entities

IGM continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $327.2 million for the three months ended March 31, 2005 compared with $303.1 million in 2004, and represents an increase of 8.0%.

Other potential sources of liquidity include the company's portfolio of securities and lines of credit. As at March 31, 2005, the market value of the marketable securities in its portfolios and those of its unregulated subsidiaries was $212.4 million. The company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit.

Liquidity can also be provided through IGM's demonstrated ability to raise funds in domestic debt and equity markets.

Cash Flows

Three months ended March 31	**2005**	2004	% change
Operating activities			
Before payment of commissions	**156.9**	149.1	5.2
Commissions paid	**(112.9)**	(100.1)	(12.8)
Net of commissions paid	**44.0**	49.0	(10.2)
Financing activities	**(52.8)**	(71.4)	26.1
Investing activities	**(58.2)**	(66.4)	12.3
Decrease in cash and cash equivalents	**(67.0)**	(88.8)	24.5
Cash and cash equivalents, beginning of period	**865.0**	969.3	(10.8)
Cash and cash equivalents, end of period	**798.0**	880.5	(9.4)

REGULATORY LIQUIDITY REQUIREMENTS

Liquidity requirements for M.R.S. Trust and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are established by regulatory authorities. As at March 31, 2005, liquidity for both companies was in excess of regulatory requirements.

CAPITAL RESOURCES

Shareholders' equity increased to $3.22 billion as at March 31, 2005 from $3.15 billion at December 31, 2004. Preferred shares of $360 million and long-term debt of $1.23 billion remained at year-end 2004 levels.

To achieve its strategic objectives, the company requires a strong capital base. The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

OUTLOOK

MUTUAL FUND INDUSTRY ASSETS

As at March 31, 2005, mutual fund industry assets in Canada totalled $513.3 billion, an increase of 3.2% from $497.3 billion at December 31, 2004. The $16.0 billion increase in industry assets from December 31, 2004 reflected an estimated $6.6 billion increase from market action, which represented 1.3% of year-end 2004 industry assets and net sales of $9.4 billion.

ACQUISITION OF INVESTMENT PLANNING COUNSEL

As previously disclosed, on May 10, 2004, the company paid $74.6 million in cash and issued 734,796 common shares, for total consideration of $99.0 million, including transaction costs, to acquire a 74.7% interest in Investment Planning Counsel.

This acquisition has expanded the company's presence in the independent financial planning channel. Investment Planning Counsel is the fifth largest financial planning firm in Canada with close to 600 financial planners, and had mutual fund assets under management of $1.6 billion (Counsel Group of Funds Inc.) and total assets under management and administration of $8.2 billion at March 31, 2005. The transaction was structured to maintain the entrepreneurial character of Investment Planning Counsel and was consistent with the company's strategy of owning leading businesses in both manufacturing and distribution within the advice segment of the financial services industry. Investment Planning Counsel is operating as a separate entity and is being managed by its pre-acquisition leadership team.

RISK FACTORS

MARKET RISK

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES – Redemption rates for long-term funds are summarized in the table below.

Twelve-month Trailing Redemption Rate for Long-term Funds

As at March 31	**2005**	2004
IGM Financial Inc.		
Investors Group	**9.1%**	10.2%
Mackenzie	**14.3%**	13.2%
Investment Planning Counsel	**10.6%**	–
Mutual Fund Industry[1]	**16.2%**	14.6%

(1) Excludes Investors Group, Mackenzie and Investment Planning Counsel from date of acquisition.

IGM provides consultants and independent financial advisers with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisers can also play a key role in educating investors about the value of portfolio diversification. In periods of declining markets and market volatility, the company's consultants and independent financial advisers are effective in reminding clients of the benefits of long-term investing.

DISTRIBUTION RISK

INVESTORS GROUP CONSULTANT NETWORK – Investors Group derives all of its mutual fund sales through its consultant network. Investors Group consultants have regular direct contact with particular clients which can lead to a strong and personal client relationship based on the client's trust in that individual consultant. The market for financial advisers is extremely competitive. The loss of a significant number of key consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network, as previously discussed in this report.

MACKENZIE – Mackenzie derives substantially all of its mutual fund sales through independent financial advisers. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with, Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and unique in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisers.

CHANGE IN ACCOUNTING POLICIES

CICA Accounting Guideline 15 – Consolidation of Variable Interest Entities (VIEs), effective for annual and interim periods beginning on or after November 1, 2004, requires consolidation of VIEs by the primary beneficiary. The company completed a review of all of the VIEs in which it has a variable interest and has determined that there are no VIEs requiring consolidation under this guideline except with respect to the company's Employee Share Purchase Plan compensation interest. The company is considered the primary beneficiary of the Employee Share Purchase Plan compensation trust. However, the consolidation of this trust does not have a significant impact as both the assets (IGM Financial Inc. shares) and the liabilities (the obligation to deliver IGM Financial Inc. shares to the participants) of the trust offset each other in the Share Capital section of the Consolidated Balance Sheets.

Pargesa Holding S.A.

Consolidated Results for Q1 2005 (as reported by Pargesa)

(in millions of Swiss francs) (unaudited)	First Quarter 2005	2004
Operating contribution of major holdings		
Consolidated		
Imerys		
Before goodwill amortization	**35.5**	33.9
Goodwill amortization	**(4.9)**	(4.0)
Net operating contribution	**30.6**	29.9
Bertelsmann		
Before goodwill amortization	**6.4**	(2.6)
Goodwill amortization	**(27.5)**	(28.5)
Preferential dividend	**–**	–
Net operating contribution	**(21.1)**	(31.1)
Non-consolidated (dividends)		
Total	**–**	–
Suez	**–**	–
Operating contribution of major holdings	**9.5**	(1.2)
Operating contribution of other companies subject to equity accounting		
Before goodwill amortization	**2.6**	1.4
Goodwill amortization	**(0.3)**	(0.2)
Net operating contribution	**2.3**	1.2
Operating income contributed by holding companies	**(3.8)**	(7.0)
Operating income	**8.0**	(7.0)
Non-operating income of companies subject to equity accounting	**1.2**	7.6
Non-operating income of holding companies	**0.7**	(0.3)
Goodwill amortization by holdings	**(2.0)**	(2.1)
Net income	**7.9**	(1.8)

PRESENTATION OF RESULTS

Bertelsmann and GBL, publish their accounts under IFRS standards, and Imerys adopted IFRS as of January 1, 2005. Pargesa will apply IFRS accounting standards when preparing the 2005 annual financial statements. Throughout 2005 Pargesa will continue to publish its quarterly results and interim report in accordance with Swiss GAAP ARR.

The Swiss GAAP ARR standards used by Pargesa do not currently authorize the non-depreciation of intangible assets, therefore, Pargesa's results presented above include straight-line amortization of goodwill even though it is no longer recorded under IFRS. Regarding Bertelsmann and Imerys, Pargesa's share of the goodwill recorded in its accounts for the first quarter of 2005 was determined by Pargesa based on the amount of goodwill recorded in the consolidated accounts for 2004, adjusted to reflect any changes of scope.

RESULTS

Pargesa's first-quarter results cannot be used as a basis for annual projections in particular because the contribution from Total and Suez is made of dividends, which are not received on a quarterly basis, and because of the distinctly seasonal nature of the earnings from certain shareholdings.

CONSOLIDATED HOLDINGS

- In the first quarter of 2005, Imerys achieved a good operating performance, and increased its net operating income 9.2% to € 57.2 million. Pargesa's share of Imerys' operating income, after pro forma goodwill amortization and expressed in Swiss francs, rose 2.3% to SF 30.6 million.
- Bertelsmann improved its operating performance. First-quarter net income, group share, amounted to € 33 million. This figure includes operating EBIT of € 159 million, special items of € -30 million, financing charges of € 51 million, taxes of € 20 million and minority interests of € 25 million.

  Pargesa's share of Bertelsmann's operating income after pro forma goodwill amortization and expressed in Swiss francs, amounted to SF -21.1 million.

  In the second quarter of 2005, Bertelsmann will pay GBL the guaranteed dividend of € 120 million, representing approximately SF 92 million for Pargesa, as provided in the agreement between GBL and Bertelsmann of March 30, 2001. Of this amount of SF 92 million, SF 30 million will constitute a preferential dividend, not eliminated on consolidation, to be added to Bertelsmann's 2005 contribution to Pargesa consolidated results.

NON-CONSOLIDATED HOLDINGS

Pargesa's interest in Total an Suez, held through GBL, did not provide a contribution during the first quarter, as their dividends are distributed from the second quarter onwards. Their distributions per share will increase by 15% and 13% respectively. However, in 2005 GBL will not benefit from the one-time impact of Total's new distribution policy first implemented in 2004, a year in which Total distributed a full dividend and also paid out an interim dividend in respect of the following financial year.

DIVIDEND

The Annual General Meeting of Pargesa Holding S.A., held in Geneva on May 4, 2005, approved the payment of a dividend of SF 100 per bearer share for the 2004 financial year, compared to SF 92 for 2003, corresponding to a 9% increase.

The Annual General Meeting also approved the division by 50 of the nominal value of the registered and bearer shares. Pargesa will request a listing of the new bearer shares on the SWX Swiss Exchange starting on July 1, 2005.

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	March 31, 2005 (unaudited)	December 31, 2004 (restated)
Assets		
Cash and cash equivalents	**4,307**	4,142
Investments		
Shares	**4,268**	4,073
Bonds	**55,439**	54,960
Mortgages and other loans	**15,225**	15,051
Loans to policyholders	**6,572**	6,499
Real estate	**1,682**	1,649
	83,186	82,232
Funds withheld by ceding insurers	**2,209**	2,337
Investment in affiliates, at equity	**1,646**	1,698
Goodwill and intangible assets	**10,708**	10,721
Future income taxes	**469**	573
Other assets	**4,564**	4,237
	107,089	105,940
Liabilities		
Policy liabilities		
Actuarial liabilities	**66,704**	65,822
Other	**4,250**	4,273
Deposits and certificates	**741**	711
Funds held under reinsurance contracts	**4,376**	4,108
Debentures and other borrowings (Note 2)	**3,610**	3,640
Preferred shares of subsidiaries (Note 1)	**1,666**	1,666
Capital trust securities and debentures (Note 3)	**650**	651
Future income taxes	**869**	852
Other liabilities	**8,136**	8,423
	91,002	90,146
Non-controlling interests	**9,353**	9,192
Shareholders' Equity		
Stated capital (Note 4)		
Non-participating shares	**545**	545
Participating shares	**406**	389
Contributed surplus	**23**	16
Retained earnings	**5,922**	5,761
Foreign currency translation adjustments	**(162)**	(109)
	6,734	6,602
	107,089	105,940

CONSOLIDATED STATEMENTS OF EARNINGS

Three months ended March 31 (unaudited) (in millions of dollars, except per share amounts)	**2005**	2004 (restated)
Revenues		
Premium income	**4,528**	3,411
Net investment income	**1,341**	1,398
Fees and media income	**1,222**	1,080
	7,091	5,889
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,816**	3,769
Commissions	**498**	425
Operating expenses	**893**	884
Financing charges (Note 5)	**86**	90
	6,293	5,168
	798	721
Share of earnings of affiliates	**8**	6
Other income (charges), net (Note 6)	**(4)**	(13)
Earnings before income taxes and non-controlling interests	**802**	714
Income taxes	**221**	198
Non-controlling interests	**349**	309
Net earnings	**232**	207
Earnings per participating share (Note 7)		
Basic	**0.50**	0.45
Diluted	**0.50**	0.44

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Three months ended March 31 (unaudited) (in millions of dollars)	**2005**	2004
Retained earnings, beginning of year		
As previously reported	**5,761**	5,093
Change in accounting policy	**–**	(3)
As restated	**5,761**	5,090
Add		
Net earnings	**232**	207
	5,993	5,297
Deduct		
Dividends		
Non-participating shares	**7**	7
Participating shares	**64**	54
Premium on subordinated voting shares purchased for cancellation	–	3
	71	64
Retained earnings, end of period	**5,922**	5,233

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31 (unaudited) (in millions of dollars)	**2005**	2004 (restated)
Operating activities		
Net earnings	**232**	207
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	**879**	677
Decrease (increase) in funds withheld by ceding insurers	**128**	228
Increase (decrease) in funds held under reinsurance contracts	**2**	–
Amortization and depreciation	**29**	24
Future income taxes	**151**	(11)
Non-controlling interests	**349**	309
Other	**(722)**	(466)
	1,048	968
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	**(147)**	(117)
Non-participating shares	**(7)**	(7)
Participating shares	**(64)**	(54)
	(218)	(178)
Issue of subordinated voting shares	**17**	11
Repurchase of subordinated voting shares for cancellation	**–**	(3)
Repurchase of non-participating shares for cancellation	**–**	(1)
Issue of common shares by subsidiaries	**13**	56
Repurchase of common shares by subsidiaries	**(17)**	(56)
Repayment of debentures and other borrowings	**(36)**	–
Other	**30**	6
	(211)	(165)
Investment activities		
Bond sales and maturities	**9,223**	10,215
Mortgage loan repayments	**842**	455
Sale of shares	**279**	465
Proceeds from securitization	**49**	10
Change in loans to policyholders	**(37)**	(11)
Change in repurchase agreements	**112**	227
Reinsurance transactions	**–**	(428)
Investment in bonds	**(9,528)**	(10,913)
Investment in mortgage loans	**(1,104)**	(536)
Investment in shares	**(451)**	(540)
Other	**(57)**	10
	(672)	(1,046)
Increase (decrease) in cash and cash equivalents	**165**	(243)
Cash and cash equivalents, beginning of period	**4,142**	4,159
Cash and cash equivalents, end of period	**4,307**	3,916

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Corporation of Canada at March 31, 2005 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2004.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Lifeco no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 3). This change in accounting policy had no impact on net earnings available to participating shareholders or basic earnings per participating share.

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation has adopted the amended standard retroactively with restatement of prior periods. Some of the subsidiaries' preferred shares ($1,666 million) were reclassified from shareholders' equity to liabilities and the associated preferred dividends were reclassified to financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to participating shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to participating shareholders.

COMPARATIVE FIGURES

Certain of the 2004 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	March 31, 2005	December 31, 2004
Power Financial Corporation		
7.65% Debentures, due January 5, 2006	**150**	150
6.90% Debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% Debentures 2001 Series, due May 9, 2011	**450**	450
6.58% Debentures 2003 Series, due March 7, 2018	**150**	150
6.65% Debentures 1997 Series, due December 13, 2027	**125**	125
7.45% Debentures 2001 Series, due May 9, 2031	**150**	150
7.00% Debentures 2002 Series, due December 31, 2032	**175**	175
7.11% Debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Five-year term facility at rates of: $119 million (2004 – $118 million) at Canadian 90-day Bankers' Acceptance; $31 million (2004 – $31 million) at 90-day LIBOR rate	**150**	149
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**274**	274
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**210**	210
6.75% Debentures due August 10, 2015, unsecured	**200**	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200
6.40% Debentures due December 11, 2028, unsecured	**100**	101
6.74% Debentures due November 24, 2031, unsecured	**200**	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400
6.625% Deferrable debentures due November 15, 2034, unsecured (US$175 million)	**216**	210
Other notes payable with interest of 8.0%	**10**	10
Other		
Bank loan at prime plus a premium varying between 0.875% and 3.750%, due December 31, 2007	**50**	86
	3,610	3,640

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	March 31, 2005	December 31, 2004
Capital trust securities		
Trust securities issued by GWLCT	–	350
Trust securities issued by CLCT	–	450
	–	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	–
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	–
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	–
	800	–
Acquisition-related fair market value adjustment	**36**	37
Trust securities held by the consolidated group as temporary investment	**(186)**	(186)
	650	651

GWLCT, a trust established by the Great-West Life Assurance Company (Great-West), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by the Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation is no longer consolidating GWLCT and CLCT. The impact of this change is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to financing charges on the Consolidated Statements of Earnings.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

	March 31, 2005	December 31, 2004
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized – Unlimited number of shares		
Issued – 899,878 shares	**45**	45
Series A First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
Series B First Preferred Shares		
Authorized and issued – 8,000,000 shares	**200**	200
Series C First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
	545	545
Participating shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 48,854,772 shares	**27**	27
Subordinate Voting Shares		
Authorized – Unlimited number of shares		
Issued – 399,046,009 (2004 – 396,091,064) shares	**379**	362
	406	389

STOCK-BASED COMPENSATION

Under the Corporation's stock option plan, 1,192,500 options were granted during the first quarter of 2005 (no options were granted in the first quarter of 2004). The fair value of options granted ($8.64 per option) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2%, expected volatility of 24%, risk-free interest rate of 4% and expected life of 7 years. In addition, stock options were granted by subsidiaries. Compensation expense of $5 million has been recognized for the three months ended March 31, 2005 ($3 million in 2004).

Options were outstanding at March 31, 2005 to purchase, until March 23, 2015, 14,304,495 subordinate voting shares at various prices from $5.21875 to $32.025 per share. During the three months ended March 31, 2005, 2,954,945 shares (1,443,100 in 2004) were issued under the Corporation's plan for aggregate consideration of $17 million ($11 million in 2004).

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distribution and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 3.

Three months ended March 31	2005	2004
Interest on long-term debentures and other borrowings	**58**	64
Preferred share dividends	**19**	19
Distributions and interest on capital trust securities and debentures	**12**	12
Distributions on capital trust securities held by the consolidated group as temporary investments	**(3)**	(5)
	86	90

NOTE 6 OTHER INCOME (CHARGES), NET

Three months ended March 31	2005	2004
Share of Pargesa's non-operating earnings	**1**	2
Restructuring costs – Lifeco (Note 8)	**(7)**	(9)
Other	**2**	(6)
	(4)	(13)

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

Three months ended March 31	2005	2004
Net earnings	**232**	207
Dividends on non-participating shares	**(7)**	(7)
Net earnings available to participating shareholders	**225**	200
Weighted number of common shares outstanding (millions)		
– Basic	**446.1**	443.1
Exercise of stock options	**14.3**	15.8
Shares assumed to be repurchased with proceeds from exercise of stock options	**(7.5)**	(7.3)
Weighted number of participating shares outstanding (millions)		
– Diluted	**452.9**	451.6

NOTE 8 RESTRUCTURING COSTS

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the three months ended March 31, 2005 were $39 million (2004 – $49 million). Of this amount, $7 million before tax ($4 million after tax) (2004 – $9 million before tax ($7 million after tax)) was charged to income and $32 million (2004 – $40 million) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 million total estimated restructuring costs, $384 million of these costs have been utilized with the remaining $64 million expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

NOTE 9 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

Three months ended March 31	2005	2004
Pension benefits	**21**	20
Other benefits	**13**	16
	34	36

NOTE 10 SECURITIZATIONS

During the first quarter, IGM securitized $49 million (2004 – $10.3 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $48.7 million (2004 – $10.2 million). IGM's retained interest in the securitized loans was valued at $0.2 million (2004 – $0.2 million). A pre-tax gain on sale of $0.8 million (2004 – $0.1 million) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

NOTE 11 RELATED PARTY TRANSACTIONS (CHANGES SINCE DECEMBER 31, 2004 ANNUAL REPORT)

During the first quarter of 2005, Great-West Life & Annuity Insurance Company (a subsidiary of Lifeco) received $384 million of funds that were invested by an affiliated company, Maxim Series Fund Inc. Lifeco recorded this transaction as premium income. All transactions were at market terms and conditions.

NOTE 12 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended March 31, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,528				4,528
Net investment income	1,292	50		(1)	1,341
Fees and media income	614	523		85	1,222
	6,434	573	–	84	7,091
Expenses					
Insurance claims	4,816				4,816
Commissions	329	176		(7)	498
Operating expenses	630	143		120	893
Financing charges	48	22		16	86
	5,823	341	–	129	6,293
	611	232	–	(45)	798
Share of earnings of affiliates			11	(3)	8
Other income – net	(7)	–	1	2	(4)
Earnings before the following	604	232	12	(46)	802
Income taxes	149	71		1	221
Non-controlling interests	261	99	4	(15)	349
Contribution to consolidated net earnings	194	62	8	(32)	232

Information on Profit Measure

Three months ended March 31, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,411				3,411
Net investment income	1,358	42		(2)	1,398
Fees and media income	532	478		70	1,080
	5,301	520	–	68	5,889
Expenses					
Insurance claims	3,769				3,769
Commissions	291	144		(10)	425
Operating expenses	639	136		109	884
Financing charges	52	24		14	90
	4,751	304	–	113	5,168
	550	216	–	(45)	721
Share of earnings of affiliates			6	–	6
Other income – net	(9)	–	2	(6)	(13)
Earnings before the following	541	216	8	(51)	714
Income taxes	137	68		(7)	198
Non-controlling interests	231	91	3	(16)	309
Contribution to consolidated net earnings	173	57	5	(28)	207



POWER CORPORATION OF CANADA

CORPORATE INFORMATION

Additional copies of this report are available from:

The Secretary
Power Corporation of Canada
751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
or
Suite 2600, Richardson Building
1 Lombard Place
Winnipeg, Manitoba, Canada R3B 0X5

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1 800 564-6253 (toll-free in Canada and the United States)
or (514) 982-7555

100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8

510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9

The trademarks contained in this report are owned by Power Corporation of Canada, or a member of the Power Corporation group of companies. Trademarks that are not owned by Power Corporation are used with permission.



Power Corporation has been designated "A Caring Company" by Imagine, a national program to promote corporate and public giving, volunteering and support in the community.

Power Corporation of Canada
751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7400 Fax (514) 286-7424
www.powercorporation.com